UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No ☒

ANNUAL REPORT

(From January 1, 2023 to December 31, 2023)

THIS IS A TRANSLATION OF THE ANNUAL REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SUPERVISORY COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED AND CERTAIN NUMBERS WERE ROUNDED FOR THE CONVENIENCE OF READERS. REFERENCES TO “Q1”, “Q2”, “Q3” AND “Q4” OF A FISCAL YEAR ARE REFERENCES TO THE THREE-MONTH PERIODS ENDED MARCH 31, JUNE 30, SEPTEMBER 30 AND DECEMBER 31, RESPECTIVELY, OF SUCH FISCAL YEAR. REFERENCES TO “~~W~~” ARE REFERENCES TO THE KOREAN WON.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH KOREAN INTERNATIONAL FINANCIAL REPORTING STANDARDS, OR K-IFRS, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. K-IFRS ALSO DIFFERS IN CERTAIN RESPECTS FROM THE INTERNATIONAL FINANCIAL REPORTING STANDARDS AS ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES IN THIS DOCUMENT.

Attachment: 1. Financial Statements in accordance with K-IFRS

1.	Company

A.	Name and contact information

The name of our company is “EL-GI DISPLAY CHUSIK HOESA,” which shall be “LG Display Co., Ltd.” in English.

Our principal executive office is located at LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea, and our telephone number is +82-2-3777-1010. Our website address is http://www.lgdisplay.com.

B.	Credit rating

(1)	Corporate bonds (Domestic)

Subject instrument	Month of rating	Credit rating (1)	Rating agency (Rating range)
Corporate bonds	May 2021	A+	NICE Information Service Co., Ltd. (AAA ~ D)
February 2022
June 2022
March 2023
	May 2023	A
	March 2021	A+	Korea Investors Service, Inc. (AAA ~ D)
August 2021
February 2022
June 2022
August 2022
January 2023
	May 2023	A
	April 2021	A+	Korea Ratings Corporation (AAA ~ D)
September 2021
June 2022
March 2023
	May 2023	A

(1)	Domestic corporate bond credit ratings are generally defined to indicate the following:

Subject instrument	Credit rating	Definition
Corporate bonds	AAA	Strongest capacity for timely repayment.
	AA+/AA/AA-	Very strong capacity for timely repayment. This capacity may, nevertheless, be slightly inferior than is the case for the highest rating category
	A+/A/A-	Strong capacity for timely repayment. This capacity may, nevertheless, be more vulnerable to adverse changes in circumstances or in economic conditions than is the case for higher rating categories.
	BBB+/BBB/BBB-	Capacity for timely repayment is adequate, but adverse changes in circumstances and in economic conditions are more likely to impair this capacity.
	BB+/BB/BB-	Capacity for timely repayment is currently adequate, but that there are some speculative characteristics that make the repayment uncertain over time.
	B+/B/B-	Lack of adequate capacity for repayment and speculative characteristics. Interest payment in time of unfavorable economic conditions is uncertain.
	CCC	Lack of capacity for even current repayment and high risk of default.
	CC	Greater uncertainties than higher ratings.
	C	High credit risk and lack of capacity for timely repayment.
	D	Insolvency.

(2)	Commercial paper

Subject instrument	Month of rating	Credit rating(1)	Rating agency (Rating range)
Commercial paper	January 2023	A2+	Korea Investors Service, Inc. (A1 ~ D)
	January 2023	A2+	NICE Information Service Co., Ltd. (A1 ~ D)
	June 2023	A2	Korea Investors Service, Inc. (A1 ~ D)
	June 2023	A2	NICE Information Service Co., Ltd. (A1 ~ D)
	December 2023	A2	NICE Information Service Co., Ltd. (A1 ~ D)
	December 2023	A2	Korea Investors Service, Inc. (A1 ~ D)

(1)	Domestic commercial paper credit ratings are generally defined to indicate the following:

Subject instrument	Credit rating	Definition
Commercial paper	A1	Timely repayment capability is at the highest level.
	A2	Strong capacity for timely repayment, though slightly inferior than is the case for the highest rating category.
	A3	Capacity for timely repayment is acknowledged, though it may be influenced by short-term changes in external factors.
	B	Capacity for timely repayment is uncertain, displaying a high degree of speculative characteristics.
	C	Capacity for timely repayment is questionable and there is a high risk of default.
	D	Insolvency.

ø A ‘+’ or ‘-’ modifier may be attached to ratings A2 through B to differentiate ratings within broader rating categories.

C.	Capitalization

(1)	Change in capital stock (as of December 31, 2023)

There were no changes to our issued capital stock during the reporting period ended December 31, 2023.

(2)	Convertible bonds (as of December 31, 2023)

We have no outstanding convertible bonds as of December 31, 2023.

D.	Voting rights (as of December 31, 2023)

(Unit: share)

Description		Number of shares
A. Total number of shares issued(1):	Common shares(1)	357,815,700
	Preferred shares	—
B. Shares without voting rights:	Common shares	—
	Preferred shares	—
C. Shares subject to restrictions on voting rights pursuant to our articles of incorporation:	Common shares	—
	Preferred shares	—
D. Shares subject to restrictions on voting rights pursuant to regulations:	Common shares	—
	Preferred shares	—
E. Shares with restored voting rights:	Common shares	—
	Preferred shares	—
Total number of issued shares with voting rights (=A – B – C – D + E):	Common shares	357,815,700
	Preferred shares	—

(1)	Authorized: 500,000,000 shares

E.	Dividends

Dividends for the three most recent fiscal years

Description (unit)		2023(5)	2022	2021
Par value (Won)		5,000	5,000	5,000
Profit (loss) for the year (million Won)(1)		(2,733,742)	(3,071,565)	1,186,182
Earnings (loss) per share (Won)(2)		(7,640)	(8,584)	3,315
Total cash dividend amount for the period (million Won)		—	—	232,580
Total stock dividend amount for the period (million Won)		—	—	—
Cash dividend payout ratio (%)(3)		—	—	19.61
Cash dividend yield (%)(4)	Common shares	—	—	2.82
	Preferred shares	—	—	—
Stock dividend yield (%)	Common shares	—	—	—
	Preferred shares	—	—	—
Cash dividend per share (Won)	Common shares	—	—	650
	Preferred shares	—	—	—
Stock dividend per share (share)	Common shares	—	—	—
	Preferred shares	—	—	—

(1)	Based on profit for the year attributable to the owners of the controlling company.
(2)	Earnings per share is based on par value of ~~W~~5,000 per share and is calculated by dividing net income by weighted average number of common shares.
(3)	Cash dividend payout ratio is the percentage that is derived by dividing total cash dividend by profit for the year attributable to the owners of the controlling company.
(4)

Cash dividend yield is the percentage that is derived by dividing cash dividend by the arithmetic average of the daily closing prices of our common shares during the one-week period ending two trading days prior to the closing of the register of shareholders for the purpose of determining the shareholders entitled to receive annual dividends.

(5)

If our financial statements are not approved at the annual general meeting of shareholders scheduled on March 22, 2024 or otherwise become amended, we will disclose such matter and the reasons therefor in an amended report.

Historical dividend information

Number of consecutive years of dividends(1)		Average Dividend Yield(1)
Interim dividends	Annual dividends	Last 3 years	Last 5 years
—	—	0.94	0.56

(1)

The average dividend yield is calculated using the simple arithmetic average method, including the fiscal years in which no dividend was paid (dividends were paid with respect to fiscal year 2021 only based on the dividend resolution date).

F.	Matters relating to Articles of Incorporation

(1)	Change in Articles of Incorporation

Our current articles of incorporation were amended as of March 23, 2022 at the 37th annual general meeting of shareholders, and certain amendments as summarized below have been submitted for approval at the upcoming 39th annual general meeting of shareholders. Consequently, our articles of incorporation may be subject to change based on the results of such upcoming annual general meeting of shareholders.

Articles to be Amended	Description of Amendments

(1)   Revision of Paragraph 5 of Article 9-2 (Number and Characteristics of Preferred Shares)

(2)   Deletion of Paragraph 6 of Article 10-2 (Stock Options) and re-numbering of previous Paragraph 7 to Paragraph 6

(3)   Revision of Article 11 (Record Date for Dividends on New Shares)

(4)   Revision of Paragraphs 1 and 2 of Article 12 (Suspension of Alteration of Register of Shareholders and Record Date)

(5)   Revision of Paragraph 5 of Article 15-2 (Issuance of Convertible Bonds)

(6)   Deletion of Paragraph 5 of Article 15-3 (Issuance of Bonds with Warrants)

(7)   Revision of Paragraph 2 of Article 36-2 (Composition of Audit Committee) and establishment of Paragraph 6

(8)   Revision of Paragraph 3 of Article 43 (Dividends)

(9)   Deletion of Paragraph 4 of Article 43-2 (Interim Dividends) and re-numbering of previous Paragraph 6 to Paragraph 5

(1)   To reflect an amendment to the Commercial Act, which removed the previous requirement that the record date for dividends on new shares must be set as the last day of the preceding fiscal year (Commercial Act Article 350, Paragraph 3) (Articles 9-2, 10-2, 11, 15-2, 15-3, 43-2)

(2)   To remove information regarding the closing of the shareholder registry (Article 12) pursuant to the implementation of the Act on Electronic Registration of Stocks, Bonds, Etc.

(3)   To adjust the minimum number of members of the Audit Committee in order to flexibly respond to situations where a prompt appointment of an Audit Committee member is necessary (Article 36-2, Paragraph 2).

(4)   To reflect the Ministry of Justice’s authoritative interpretation that, in order for a company to apply the relevant amendment to the Commercial Act that relaxes the quorum requirement when appointing a member of the Audit Committee through electronic voting, the articles of incorporation needs to have been amended beforehand (newly added Article 36-2, Paragraph 6).

(2)	Business Purpose (as of December 31, 2023)

Our business purpose under our articles of incorporation did not change during the reporting period ended December 31, 2023, and our current business purpose includes the following:

(as of December 31, 2023)

No.	Business Purpose	Whether Currently Engaged in by the Company
1	Research, development, production, sales and marketing of display and related products utilizing, among others, thin-film transistor liquid crystal display (“TFT-LCD”), low-temperature polycrystalline silicone (“LTPS”)-LCD and organic light-emitting diode (“OLED”) technologies	Yes
2	Research, development, production, sales and marketing of products utilizing solar energy	No, see note (1)
3	Research, development, production, sales and marketing of parts and equipment necessary for the development and production of products and technologies listed in items 1 and 2 above	Yes
4	Sale and purchase and lease of real estate	Yes
5	Other ancillary or supplemental businesses and investments relating to each of the businesses described above	Yes

(1)

Although the Company began to engage in research and development of products utilizing solar energy in 2007, due to the intense competition with Chinese companies in this sector and relative economic disadvantage of the Company’s technology, the Company decided to discontinue such business in 2010 and is currently not engaged in this business.

2.	Business

A.	Business overview

We were incorporated in February 1985 under the laws of the Republic of Korea. LG Electronics and LG Semicon transferred their respective LCD business to us in 1998, and since then, our business has been focused on the research, development, manufacture and sale of products that apply display technologies such as OLED and TFT-LCD. Sorting by major sales product category, television, IT products and mobile and other products accounted for 20%, 37% and 43% of our total sales, respectively, in 2023. Our customers primarily consist of global set makers, and our top ten customers comprised 87% of our total sales revenue in 2023. As a company focused on exports, our overseas sales accounted for approximately 97% of our total sales in 2023. We provide close local support through our overseas sales subsidiaries located in the United States, Germany, Japan, Taiwan, China and Singapore.

We operate key production facilities in Korea, China and Vietnam, and as of December 31, 2023, our cumulative production capacity was approximately 5.2 million glass sheets per year, as converted into eighth-generation sheets (2200x2500mm). In order to expand our production capacity of differentiated and competitive products such as OLED panels, our total capital expenditures on a cash out basis was around ~~W~~5.2 trillion in 2022. In 2023, we executed our total capital expenditures to ~~W~~3.5 trillion in order to secure financial stability and expect to further execute our capital expenditure to approximately in the ~~W~~2 trillion range in 2024.

The major raw materials for display panel production include glass, semiconductors, polarizers, organic matter, backlight units (“BLU”) and printed circuit boards (“PCB”), and the prices of our raw materials may fluctuate as a result of supply and demand in the market as well as changes in our purchase quantity.

The display industry to which we belong is highly affected by the global economic conditions. Given the characteristics of the display business, which requires large-scale investments, display panel prices may fluctuate due to an imbalance between supply and demand, which may affect our profitability. The sales performance of industry players is differentiated by not only the production capacity of each company but also other competitive differences arising from factors including technology, cost structure, product development capability, manufacturing efficiency, quality control and customer relationships, along with the price differentiation incorporating such factors. In addition, given the high proportion of our sales overseas, our sales of display panels are denominated mainly in U.S. dollars whereas our purchases of raw materials are denominated mainly in U.S. dollars, Japanese Yen and Chinese Yuan. Accordingly, our profit margins may be affected by changes in the exchange rates between the currencies. We strive to minimize the risk relating to foreign currency denominated assets, liabilities and operating cash flow due to exchange rate fluctuations.

Our research and development expenses represent approximately 11% of our sales, and we are continually creating customer value through systematic R&D activities for new products and technologies. Leveraging our competitive R&D activities, we are leading the display market by providing differentiated values in display panel products utilizing our OLED and TFT-LCD technologies for various uses including television, IT and mobile products, as well as automobiles and industrial uses.

Consolidated operating results highlights

(Unit: In billions of Won)

	2023	2022	2021
Sales Revenue	21,331	26,152	29,878
Gross Profit	345	1,124	5,305
Operating Profit (loss)	(2,510)	(2,085)	2,231
Total Assets	35,759	35,686	38,155
Total Liabilities	26,989	24,367	23,392

B.	Industry

(1)	Industry characteristics

•	From the supply perspective, the display panel industry is technology- and capital-intensive in nature and requires mass production through achieving an economy of scale.

•

From the demand perspective, the display panel industry tends to demonstrate a high level of volatility depending on the global macroeconomic conditions, major regional sales events and/or seasonal factors.

•

Though the display panel industry is facing a short-term risk of decreased consumption of related goods and reduced confidence of investors due to continued uncertainty in the global macroeconomic environment, there are continued opportunities in the display market to meet changes in consumer lifestyle and specific consumer needs in the mid- to long-term.

•

In the market for television display panels, new opportunities from the expansion of the ultra-large TV market are expected to arise with the increase of viewable content (including over-the-top services) and more diversified uses of television (such as playing video games).

•

In the market for traditional IT products such as laptops and desktop monitors, growth opportunities for new offerings such as gaming products and portable products are expected to increase due to the continually expanding demand for digital content production and consumption that utilize IT products in light of changes in lifestyle.

•

The growth in the market for smartphone products continued to be concentrated around high value-added products using plastic OLED display panels that offer superior performance through design flexibility, low-power consumption and high resolution, in light of increased use of smartphones for mobile contents and gaming purposes.

(2)	Growth Potential

•

The display panel industry is expected to continue to grow, as the essential role of display products as a key device and a necessity for information and communication in daily lives of individuals as well as for industrial purposes becomes more pronounced. We are strengthening our business base with a focus on customer value and developing new markets under our strategic plan to transition our business to center around OLED, which has a strong future growth potential within the display panel industry. With respect to large-sized display panels, we are focusing on securing OLED dominance in the market through differentiated products applying META technology with high-resolution and high-luminance while leading the expansion into new business areas, such as transparent OLED display panels and gaming display panels. In the small-sized display panel business, we are securing high value-added and differentiated technology and stable operating capabilities for 6th generation plastic OLED smartphone displays while continuing to grow our automotive display panels business by providing differentiated solutions such as plastic OLED, advanced thin OLED and LTPS LCD panels for ultra-large vehicle displays optimized for software-defined vehicles. We are also preparing to respond to new market opportunities, including automotive sound solutions, augmented reality and virtual reality. Furthermore, in the medium-sized display panel business, we are increasing the proportion of premium products such as high resolution and wide screen products based on IPS and Oxide technologies.

(3)	Cyclicality

•

The display panel business is characterized by being highly cyclical and sensitive to fluctuations in the general economy. The industry experiences recurring volatility caused by imbalances between supply and demand due to capacity expansion and changing production utilization rates within the industry.

•

Macroeconomic factors and other causes of business cycles can affect the rate of growth in demand for display panels. Accordingly, if supply exceeds demand, average selling prices of display panels may decrease. Conversely, if growth in demand outpaces growth in supply, average selling prices may increase.

(4)	Market conditions

•

Most display panel manufacturers are located in Asia as set forth below. Competition in the TFT-LCD sector is intensifying amid investments in new fabrication facilities led by Chinese panel manufacturers. In response, Korean panel manufacturers are continuing their efforts to maintain their market leadership and differentiate themselves by transitioning their business focus to OLED products and upgrading their TFT-LCD businesses.

a.	Korea: LG Display, Samsung Display, etc.

b.	Taiwan: AU Optronics, Innolux, HannStar, etc.

c.	Japan: Japan Display, Sharp, etc.

d.	China: BOE, CSOT, HKC, etc.

•	Our worldwide market share of large-sized display panels (i.e., panels that are 9 inches or larger) based on revenue is as follows:

	2023	2022	2021
Panels for Televisions(1)(2)	12.5%	23.6%	21.7%
Panels for IT Products(1)	18.6%	18.8%	19.0%
Total(1)	14.6%	20.2%	19.9%

(1)	Source: Large Area Display Market Tracker (OMDIA). Data for 2023 are based on OMDIA’s estimates, as actual results for 2023 Q4 have not yet been made available.
(2)	Includes panels for public displays.

(5)	Competitiveness and competitive advantages

•

Our ability to compete successfully depends on factors both within and outside our control, including the development of new and premium products through technological advances, timely investments based on visibility of profitability, adaptable product portfolio and flexible fabrication mix, achievement of competitive production costs through enhancing productivity and managing supply costs of components and raw materials, our relationship with customers, success in marketing to our end-brand customers, general economic and industry conditions and foreign exchange rates.

•

In order for us to compete effectively, it is critical to offer differentiated products that enable us to secure profit margins even during times of a mismatch in the market supply and demand, to be price- and cost-competitive and to maintain stable relationships with customers.

•

A substantial portion of our sales is attributable to a limited number of end-brand customers and their designated system integrators. As such, it is important to build a sustained relationship with such customers.

•

Developing new products and technologies that can be differentiated from those of our competitors is critical to the success of our business. It is important that we take active measures to protect our intellectual property internationally. It is also necessary to recruit and retain experienced key managerial personnel and skilled line operators.

•

As a leading technology innovator in the display industry, we continue to focus on delivering differentiated value to our customers by developing various technologies and products, including display panels with WOLED/POLED, IPS, Oxide, in-TOUCH and other technologies. With respect to OLED panels, following our supply of the world’s first 55-inch OLED panels for televisions in January 2013, we have continued to achieve ongoing technological innovation by continuing to enhance the performance of our WOLED products and to offer differentiated large-sized OLED products such as our gaming and rollable large-sized OLED products and those incorporating our META technology. Moreover, we have continually introduced high value-added plastic OLED products for smartphones, automotive products, wearable devices and foldable notebook computers, among others. With respect to TFT-LCD panels, we are leading the market with our competitive advantages in technology, including through our IPS, Oxide and LTPS technology-based ultra-large and ultra-high definition (“Ultra HD” or “UHD”) television panels, desktop and notebook monitors featuring high resolutions, differentiated designs and high frequency refresh rates, and specialized products for automotive, commercial and medical uses. Our production facilities are also equipped to produce products incorporating in-TOUCH technology.

•	Moreover, we are maintaining and strengthening close long-term partnerships with major global firms to secure customers and expand relationships for technology development.

C.	New businesses

For our continued growth, we are actively exploring and preparing for new business opportunities in response to the changing market environment. As such, we are continually reviewing and looking at opportunities in the display and promising new industries.

D.	Customer-oriented marketing activities

Through engaging in detailed analysis and acquiring insight on the market and industry conditions, technology, products and end-user consumers, we seek to provide differentiated values that are customer- and consumer-friendly. In addition, we engage in activities that are geared to proactively identify and offer meaningful benefits to customers and consumers. As a result, we are continually developing products that provide differentiated values using our differentiated technologies. At the same time, we strive to create new markets and mutually benefit our business and our customers by obtaining customer trust and satisfaction through our customer- and consumer-oriented marketing activities.

3.	Major Products and Raw Materials

A.	Major products

We manufacture TFT-LCD and OLED panels, of which a significant majority is sold overseas.

(Unit: In billions of Won, except percentages)

					2023
Business area	Sales type	Items (By product)	Usage	Major trademark	Sales Revenue	Percentages (%)
Display	Goods/Products/Services/ Other sales	Televisions	Panels for televisions	LG Display	4,331	20.3%
		IT products	Panels for monitors, notebook computers and tablets	LG Display	7,853	36.8%
		Mobile, etc.	Panels for smartphones, etc.	LG Display	9,146	42.9%

Total					21,330	100.0%

B.	Average selling price trend of major products

The average selling prices of display panels are subject to change based on market conditions and demand by product category. The average selling price of display panels per square meter of net display area shipped in the fourth quarter of 2023 increased by 32% to USD 1,064 compared to the third quarter of 2023, mainly reflecting an increased proportion of higher-value added OLED display panels in our product portfolio as a result of enhancements made to our business structure. The average selling prices of display panels per square meter of net display area may continually fluctuate in the future due to changes in market conditions.

(Unit: US$ / m2)

Period	Average Selling Price(1)(2) (in US$ / m2)
2023 Q4	1,064
2023 Q3	804
2023 Q2	803
2023 Q1	850
2022 Q4	708
2022 Q3	675
2022 Q2	566
2022 Q1	660
2021 Q4	806
2021 Q3	750
2021 Q2	703
2021 Q1	736
(1)	Quarterly average selling price per square meter of net display area shipped.
(2)	Excludes semi-finished products in the cell process.

C.	Major raw materials

Prices of major raw materials depend on fluctuations in supply and demand in the market as well as on changes in size and quantity of raw materials due to the increased production of large-sized panels.

(Unit: In billions of Won, except percentages)

Business area	Purchase type	Items	Usage	Cost(1)	Ratio (%)	Suppliers
Display	Raw materials	PCB	Display panel manufacturing	1,488	14.2%	Youngpoong Electronics Co., Ltd., etc.
		Polarizers		1,559	14.9%	LG Chem, etc.
		BLU		1,257	12.0%	Heesung Electronics LTD., etc.
		Glass		436	4.2%	Paju Electric Glass Co., Ltd., etc.
		Drive IC		856	8.2%	LX Semicon, etc.
		Others		4,885	46.5%	—

Total				10,481	100.0%

-	Period: January 1, 2023 ~ December 31, 2023.

(1)	Based on total cost for purchase of raw materials which includes manufacturing and development costs, etc.

(2)	Among our major suppliers, Paju Electric Glass Co., Ltd. is our affiliate, LG Chem is a member company of the LG Group and LX Semicon is an affiliate of LX Holdings Corp.

•	The market prices of main raw materials for display panels fluctuate depending on the global market conditions of raw materials and demand by product segment.

•

The market price of polarizers, which is a main raw material for display panels, decreased by 7% as of December 31, 2023 compared to the end of the previous year and the market price of glass decreased by 3% over the same period.

•	The market prices of PCB, drive IC and BLU, decreased by 7%, 5% and 5%, respectively, as of December 31, 2023, compared to the end of the previous year.

•

The primary reason for the fluctuations in unit prices of our raw materials was the delayed recovery in demand due to a global economic slowdown. The unit prices of raw materials may continue to fluctuate in light of changes in the market conditions of such materials as well as various international economic and political factors.

4.	Production and Equipment

A.	Production capacity and output

(1)	Production capacity

The table below sets forth the production capacity of our Gumi, Paju and Guangzhou facilities in the periods indicated.

(Unit: 1,000 glass sheets)

Business area	Items	Location of facilities	2023(1)	2022(1)	2021(1)
Display	Display panel, etc.	Gumi, Paju, Guangzhou	5,223	8,794	9,230

(1)

Calculated based on the maximum monthly input capacity (based on glass input substrate size for eighth-generation glass sheets) during the year multiplied by the number of months in a given period. The production capacity for facilities with adjusted utilization rates have been calculated based on the maximum input capacity during the period.

(2)	Production output

The table below sets forth the production output of our Gumi, Paju and Guangzhou facilities in the periods indicated.

(Unit: 1,000 glass sheets)

Business area	Items	Location of facilities	2023(1)	2022(1)	2021(1)
Display	Display panel, etc.	Gumi, Paju, Guangzhou	4,256	6,390	8,124

(1)	Based on the production results (input standard) of each plant converted into eighth-generation glass sheets.

B.	Production performance and utilization ratio

(Unit: Hours, except percentages)

Production facilities	Available working hours in 2023	Actual working hours in 2023	Average utilization ratio
Gumi	6,920(1) (24 hours x 288.34 days)	6,808(1) (24 hours x 283.67 days)	98.4%
Paju	8,760(1) (24 hours x 365 days)	8,292(1) (24 hours x 345.5 days)	94.7%
Guangzhou	8,760(1) (24 hours x 365 days)	8,640(1) (24 hours x 360 days)	98.6%

(1)	Number of days is calculated by averaging the number of working days for each facility.

C.	Investment plan

In 2023, our total capital expenditures on a cash out basis was around ~~W~~3.5 trillion. In 2024, we expect to reduce our capital expenditures to approximately in the ~~W~~2 trillion range in order to secure financial stability.

5.	Sales

A.	Sales performance

(Unit: In billions of Won)

Business area	Sales types	Items (Market)		2023	2022(2)	2021
Display	Products	Display panel	Overseas(1)	20,634	25,651	29,204
			Korea(1)	620	668	621
			Total	21,254	26,319	29,825
	Royalty	LCD, OLED technology patent	Overseas(1)	16	12	14
			Korea(1)	0	0	0
			Total	16	12	14
	Others	Raw materials, components, etc.	Overseas(1)	46	24	27
			Korea(1)	14	10	12
			Total	60	34	39
	Total		Overseas(1)	20,696	25,687	29,245
			Korea(1)	634	678	633

			Total	21,330	26,365	29,878

(1)	Based on ship-to-party.
(2)	Sales excluding forward exchange hedging loss of ~~W~~213 billion for currency risk management of expected export transactions, which has been reclassified to revenue.

B.	Sales organization and sales route

•	As of December 31, 2023, each of our television, IT and mobile businesses had individual sales and customer support functions.

•	Sales subsidiaries in the United States, Germany, Japan, Taiwan, China and Singapore perform sales activities and provide local technical support to customers.

•	Sales of our products take place through one of the following two routes:

1) LG Display Headquarters and overseas manufacturing subsidiaries g Overseas sales subsidiaries (USA/Germany/Japan/Taiwan/China/Singapore), etc. g System integrators and end-brand customers g End users

2) LG Display Headquarters and overseas manufacturing subsidiaries g System integrators and end-brand customers g End users

•	Sales performance by sales route

Sales performance	Sales route(1)	Ratio
Overseas	Overseas subsidiaries	96.3%
	Headquarters	3.7%
Overseas sales portion (overseas sales / total sales)		97.0%
Korea	Overseas subsidiaries	8.0%
	Headquarters	92.0%
Korea sales portion (Korea sales / total sales)		3.0%

(1)	Percentage by sales route is based on revenue from the Display business segment.

C.	Sales methods and sales terms

•	Direct sales and sales through overseas subsidiaries, etc. Sales terms are subject to change depending on the fluctuation in the supply and demand.

D.	Sales strategy

•

With respect to television products, we are expanding the premium television market with our OLED televisions and working towards strengthening our business portfolio and reinforcing consumer values through new businesses such as gaming and transparent products. We are also securing business stability in the LCD market with products that are commercially differentiated while mainly targeting global customers.

•

With respect to IT products, we are securing stable sales by having major global personal computer and home electronics manufacturers as our primary customer base, and we are also continually strengthening the sales of high-resolution, IPS, narrow bezel and other high-end display panels for monitors, notebook computers and tablets.

•

With respect to a wide range of products including smartphones, wearable devices, commercial products (including interactive whiteboards and video wall displays among others), industrial products (including aviation and medical equipment, among others) and automotive display products, we have continued to build a strong and diversified business portfolio and expanded our global customer base by leveraging the strength of our differentiated products that apply plastic OLED, Tandem n, IPS, in-TOUCH, Super Narrow bezel and other technologies to enable higher resolution and higher reliability.

E.	Major customers

•

Customers “A” and “B” each accounted for more than 10% of our sales revenue in 2023 and 2022. Our sales revenue derived from our top ten customers comprised 87% of our total sales revenue in 2023 and 86% in 2022.

6.	Purchase Orders

•

We supply some of our products in accordance with the production plans of automobile manufacturers. However, the volume of our supply is subject to fluctuation depending on the customers’ actual order volume and future market conditions, and it is not possible to accurately predict the changes in demand resulting from changes in the domestic and global economic environment. Moreover, as of December 31, 2023, we do not have purchase order contracts that recognize revenue by measuring progress towards satisfaction of performance obligation by using the cost-based input method.

7.	Risk Management and Derivative Contracts

A.	Risk management

(1)	Major market risks

Our business is exposed to credit risk, liquidity risk and market risk. Accordingly, we operate a risk management system that identifies and analyzes these risks while monitoring and managing risk level by establishing appropriate risk controls in order to ensure that such risks do not exceed certain threshold levels.

Market risk refers to the risk that income from the financial instruments that we hold or the fair value of such financial instruments will fluctuate due to fluctuations in market prices, such as exchange rates, interest rates and prices of equity securities. The objective of our market risk management system is to manage and control our exposure to market risk within an acceptable level while optimizing our profit levels.

(2)	Risk management method

As the average selling prices of OLED and TFT-LCD panels can continue to decline over time irrespective of industry-wide cyclical fluctuations, we may find it hard to manage risks associated with certain factors that are outside our control. However, we counteract such declines in average selling prices by increasing the proportion of high value added panels in our product mix while also implementing various cost reduction measures.

In addition, in order to manage our risk against foreign currency fluctuations, we eliminate such risk by adopting a policy of maintaining our net exposure risk within an acceptable level by buying or selling foreign currencies at spot rates, when necessary, to address short-term imbalances in the inflow and outflow of foreign currency funds. We also continually monitor our currency position and risk for other monetary assets and liabilities denominated in foreign currencies, and when needed, we may from time to time enter into cross-currency interest rate swap contracts and foreign currency forward contracts. Furthermore, we have adopted a policy aimed at minimizing uncertainty and financial costs arising from interest rate fluctuations and manage our interest rate risk through periodic monitoring of interest rate trends and adoption of appropriate countermeasures.

B.	Derivative contracts

(1)	Currency risks

•

We are exposed to currency risks on sales, purchases and borrowings that are denominated in currencies other than in Won, our functional currency. These currencies are primarily the U.S. dollar, the Chinese Yuan and the Japanese Yen.

•

Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by our underlying operations, primarily in Won, the U.S. dollar and the Chinese Yuan.

•

As of the end of the reporting period, in order to avoid risks of exchange rate fluctuations on the fair value of advance received, we entered into long position currency forward contracts of US$1,200 million with Standard Chartered Bank and others. As of the end of the reporting period, among the valuation gains and losses of derivatives to which fair value hedge accounting is applied, there is no ineffective portion, and we recognized a valuation loss of ~~W~~36 billion (purchase commitment: USD 1,200 million, contract exchange rate: ~~W~~1,289.11~1,310.08) as part of our foreign currency translation gains and losses. With regard to fair value hedging, the maximum expected period of exposure to fair value fluctuation risk from hedged transactions is within 25 months from the end of the reporting period.

•

As of the end of the reporting period, in order to avoid risks of interest rate fluctuations and exchange rate fluctuations on foreign currency denominated borrowings with floating interest rates, we entered into an aggregate of USD 1,930 million and CNY 345 million cross currency interest swap agreements with KB Kookmin Bank and others, for which we have not applied hedge accounting. Any rights or obligations arising from derivative contracts that do not apply hedge accounting are measured at fair value and are accounted for as assets and liabilities, whereas any resulting valuation gain or loss is recognized as profit or loss at the time such valuation gain or loss is incurred. We recognized a gain on valuation of derivative instruments in the amount of ~~W~~239 billion and a loss on valuation of derivative instruments in the amount of ~~W~~301 billion with respect to the above foreign exchange derivative instruments held during the reporting period.

(2)	Interest rate risks

•

Our exposure to interest rate risks relates primarily to our floating rate long term loan obligations. We have established and are managing interest rate risk policies to minimize uncertainty and costs associated with interest rate fluctuations by monitoring cyclical interest rate fluctuations and enacting countermeasures.

•

As of the end of the reporting period, we entered into an aggregate of ~~W~~980 billion in interest rate swap agreements with Shinhan Bank and others, for which we have not applied hedge accounting. We recognized a gain on valuation of derivative instruments in the amount of ~~W~~1 billion and a loss on valuation of derivative instruments in the amount of ~~W~~16 billion with respect to our interest rate derivative instruments held during the reporting period.

8.	Major Contracts

Our material contracts, other than contracts entered into in the ordinary course of business, are set forth below:

Type of agreement	Name of party	Term	Content
Technology licensing/supply agreement	Hewlett-Packard	January 2011 ~	Patent licensing of semi-conductor device technology
	Ignis Innovation, Inc.	July 2016 ~	Patent licensing of OLED related technology
	HannStar Display Corporation	December 2013 ~	Patent cross-licensing of LCD technology
	AU Optronics Corporation	August 2011~	Patent cross-licensing of LCD technology
	Innolux Corporation	July 2012 ~	Patent cross-licensing of LCD technology
	Universal Display Corporation	January 2015 ~ December 2025	Patent licensing of OLED related technology
	Semiconductor Energy Laboratory	January 2021 ~ December 2030	Patent licensing of LCD and OLED related technology

9.	Research & Development (“R&D”)

A.	Summary of R&D-related expenditures

(Unit: In millions of Won, except percentages)

Items		2023	2022	2021
R&D Expenditures (prior to deducting governmental subsidies)		2,399,513	2,431,590	2,127,705
Governmental Subsidies		(718)	(1,008)	(941)
Net R&D-Related Expenditures		2,398,795	2,430,582	2,126,764
Accounting Treatment(1)	R&D Expenses	1,906,616	1,927,828	1,813,876
	Development Cost (Intangible Assets)	492,179	502,754	312,888

R&D-Related Expenditures / Revenue Ratio(2) (Total R&D-Related Expenditures ÷ Revenue for the period × 100)		11.2%	9.3%	7.1%

(1)

For accounting treatment purposes, R&D expenses are presented as research and development expenses in our statements of comprehensive income, net of amortization of capitalized intangible asset development costs.

(2)	Calculated based on the R&D-related expenditures before subtracting government subsidies (state subsidies).

B.	R&D achievements

Achievements in 2021

(1)	Developed the world’s first bendable OLED television display product (65” UHD)

•	Implemented both flat and bendable forms based on the scene usage and provided diverse form factors to customers

(2)	Developed the world’s first 83” OLED television display product

•	Increased the range of options for customers by developing the new 83” UHD

(3)	Developed the world’s first QHD 240Hz gaming notebook product (15.6”)

•	Developed the world’s first QHD resolution 240Hz high-speed notebook product (obtained panel characteristics through new design and process optimization)

•	Led the QHD high-speed gaming product market

(4)	Developed the world’s first high contrast ratio 2000:1 monitor product (27”, 31.5”)

•	Developed the world’s first IPS contrast ratio 2000:1 monitor product through the development of high contrast nega-LC material (Existing product: posi-LC, 1000:1)

•	Led the high-end display quality product market

(5)	Developed the world’s first 42” OLED television display product

•	Expanded the product segment by developing the new 42” UHD display panel

(6)	Developed our first Auto LCD 750R extreme curvature product (12.66” FHD)

•	Achieved differentiated design by developing LTPS 750R extreme curvature product

Achievements in 2022

(1)	Developed the world’s first 16:18 aspect ratio monitor product (27.6” SDQHD)

•	Developed a 27.6” (21.5”, 21.5”, vertical arrangement) monitor product, which is optimized for multi-tasking amid the increase in working remotely as a result of the COVID-19 pandemic

•	Created a new market through the development of a new aspect ratio (16:18, 2560x2880) product

(2)	Developed our first three-sided “Borderless” notebook panel product (13.4” WU XPS)

•	Led the high-end market by adopting a new, three-sided borderless design applying low power consumption variable refresh rate technology

(3)	Developed the world’s first 97” OLED TV product

•	Developed a product that outperforms competitors’ products both in display quality and in size in the high-end market

•	Strengthened the global trend towards OLED dominance by expanding our extra-large OLED TV product lineup and secured related original technology

(4)	Developed the world’s first Curved 1,900R Black monitor product (34”)

•	Developed the world’s first IPS Black Curved monitor product (contrast ratio 2000:1) by utilizing nega-LC material

•	Led the high-end Curved product market

(5)	Developed our first 12.3” cluster product utilizing VDA 3D technology

•	Utilizing VDA (Viewing Distance Adaption) technology, developed a 12.3” cluster product that applies glassless 3D technology and changes the user’s viewing distance while driving

(6)	Developed the world’s first 12.3” cluster product utilizing DLC technology

•

Utilizing DLC (Double LGP Control) technology, developed a 12.3” cluster product which display is, when positioned in the passenger seat, visually recognizable from the passenger seat but not from the driver’s seat.

(7)	Developed the world’s first META technology-applied product (gaming products: 27”, 45”; and television products: 4K 77/65/55”, 8K 77”)

•	Utilizing the development of META OLED technology, entered the gaming monitor market and strengthened flagship leadership in the premium TV market

1) Gaming product (27”, 45”): Secured high PPI luminance performance based on the META technology and provided a display optimized for gaming through high-speed (240 Hz), fast response time (0.03ms) and curved technology

2) Large television (4K/8K): Developed product with world’s best picture quality (luminance/viewing angle) based on META technology

(8)	Developed the world’s first IPS Gaming FHD 480Hz monitor product (24.5”)

•	Applied high-performance Oxide-TFT BCE-4 cell to 480Hz FHD screens

•	Received the 2023 CES Award in Best Innovation / Gaming / Computer Accessory category

Achievements in 2023

(1)	Developed the world’s first small- and medium-sized transparent WOLED product (30” HD)

•	Expanded market coverage with the development of a new product size (30”) for transparent small- and medium-sized display

•	Strengthened market leadership through achieving a transparency rate of 45% and increased luminance (600/200 nit)

(2)	Introduced the world’s first foldable pen touch notebook (17”)

•	Developed OLED panel for notebooks utilizing differentiated technologies such as the tandem OLED and a special folding structure

(3)	Developed the world’s first Gaming OLED 240Hz monitor product (39”, 34”)

•	Applied high-speed (240Hz), fast response time (0.03ms), high-luminance (275 nit @APL 100%) and curved (800R) OLED technology

•	Provided ultra-wide (21:9 aspect ratio) full-size OLED Gaming monitor product (initially provided in 45” and expanded further to provide 39” and 34” products)

10.	Intellectual Property

As of December 31, 2023, our cumulative patent portfolio (including patents that have already expired) included 27,777 patents in Korea and 33,874 patents in other countries. In 2023, we registered 2,418 patents in Korea and 2,152 patents in other countries.

11.	Environmental and Safety Matters

In order to minimize the environmental impact of our business activities, we are actively responding to environmental regulations applicable to our products and business sites.

A.	Business environment management

We have installed and operate various types of prevention facilities to minimize the emission of environmental pollutants generated in our production process. With respect to air and water pollutants, we set and manage our internal standard at 70% of the permitted levels under the regulatory emission standards. In addition, in order to establish a resource circulation system, we operate a proprietary system to monitor waste from its generation to treatment, have developed waste treatment technology and identified suitable recycling companies to reduce the amount of waste we generate and maximize recycling.

In addition, as we were designated a target company for the greenhouse gas emission trading system in 2015, we allocate and monitor our greenhouse gas emissions every year. In order to continually promote the reduction of greenhouse gas emissions, we have set a medium- to long-term goal to reduce the emission level by continually investing in facility improvements and monitoring our emission levels.

We are subject to a variety of environmental laws and regulations, and operations at our manufacturing plants are subject to regulation and periodic scheduled and unscheduled on-site inspections by the Ministry of Environment and local environmental protection authorities. The primary types of environmental laws applicable to us include the following:

(1)

Environmental pollutant emission regulations: Integrated Control of Pollutant-discharging Facilities Act, Clean Air Conservation Act, Water Quality Conservation Act, Wastes Control Act, Environmental Impact Assessment Act, etc.

(2)	Greenhouse gas emission management: Framework Act on Carbon Neutral and Green Growth to Respond to Climate Crisis, Act on the Allocation and Trading of Greenhouse Gas Emission Permits, etc.

(3)	Other workplace environment management: Chemicals Control Act, Chemicals Registration and Evaluation Act, Soil Environment Conservation Act, etc.

Through the implementation of an environmental and energy management system, we are continuously making efforts to minimize environmental impact and reduce energy usage in all aspects of our business process. Accordingly, we have acquired and currently operate the environmental management system ISO14001 and energy management system ISO 50001 certifications for all of our domestic and overseas production sites. In addition, we have established company-wide safety, healthy, energy and environment management policies and manuals, which are regularly updated based on international standards. We also conduct systematic management of our business process in accordance with international standards through annual follow-up and renewal audits.

In recognition of our efforts, we were awarded the highest level, Leadership A, and received the grand prize award at the CDP Water Korea Best Awards in 2016 from the Carbon Disclosure Project, which was presided over by the Carbon Disclosure Project Korea Committee. Since then, we have continued to maintain our excellence in water conservation activities and received Leadership A recognition from 2018 to 2022. In addition, we have also received the Carbon Management Honors Club award from 2017 to 2020 and the Carbon Management Sector Honors every year since 2016 in recognition of our continued greenhouse gas emission reduction activities.

In addition, in recognition of our efforts toward recycling rate improvement and waste reduction, we were nominated as a leading company with an excellent performance in resource circulation and received a commendation from the Minister of Environment in 2020. Our overseas subsidiary in Yantai earned Platinum Zero Waste to Landfill (“ZWTL”) validation in 2021, and all of our domestic production facilities earned Gold ZWTL validation (above 95% recycling rate), and our overseas subsidiary in Nanjing earned Platinum validation in 2022. In 2022, we introduced a resource recirculation recognition program in accordance with the Korean government’s waste management policy and received circular resource certification on eight types of our discarded trays and vinyl. In 2023, we have obtained quality certification for certain of our recycled items recognized as circular resources, and we plan to continue to promote the resource circulation of our products. We will continue our efforts to reinforce our resource circulation program by minimizing waste and maximizing recycling rate.

We have continued to pursue ESG management activities based on the spirit of “value creation for consumers” and “human-first management,” and we plan to obtain further recognition for our eco-friendly management and share relevant information with the stakeholders.

B.	Product environment management

In order to respond to applicable domestic and overseas environmental regulations, such as the European Union’s Restriction of Hazardous Substances (RoHS) and Registration, Evaluation, Authorisation and Restriction of Chemicals (REACH) that restrict the use of certain hazardous substances, we operate a hazardous substance management program that implements a four-step procedure (each such step, a “Gate”) that manages various stages of our production cycle, beginning with the registration process of our business partners up to the mass production stage. In addition, in order to preemptively address four types of phthalate substances that became additionally regulated pursuant to the RoHS in 2016 and officially went into effect on July 22, 2019, we replaced the latent risk elements in advance as well as implemented a more stable management process with respect to such substances. In implementing this process, we collaborated with external agencies to ascertain regulatory trends and establish our response strategy, and we formulated and applied effective management measures through the collaborative efforts of our development, procurement, quality assurance and analysis teams.

•	Gate 01 (Business Partner Stage): An audit is conducted prior to the registration of a new business partner (including the inspection of the business partner’s hazardous substance response process)

•	Gate 02 (Parts Development Stage): An environmental evaluation of each part under development is conducted (consisting of three stages: (1) document review; (2) XRF test and (3) precision analysis)

•	Gate 03 (Product Development Stage): An environmental evaluation of the product model and product labeling are conducted (including RoHS verification)

•	Gate 04 (Mass Production Stage): Process management through the periodic testing of mass-produced parts for any hazardous substances (including rate-based tests based on risk assessment)

We operate a “Hazardous Substance Management System for Products” that effectively manages hazardous substances by classifying them into four levels: A-I, A-II, B-I, and B-II. In particular, in addition to substances prohibited by global hazardous substance regulations on products, we have designated substances causing harm to the human body and the environment as Level B substances. By developing alternative technologies and parts and applying them to our products, we continually strive to achieve a gradual reduction and elimination of non-prohibited hazardous substances.

•	Level A-I (Prohibited Substances): Prohibited substances designated under the RoHS regulations (i.e., 10 regulated substances) and those designated by specific customers

•	Level A-II (Prohibited Substances): Substances prohibited by regulations and conventions other than those covered under Level A-1 and those designated as such by customers

•	Level B-I (Substances Subject to Voluntary Reduction): Substances that are being voluntarily replaced over a certain period of time

•	Level B-II (Substances Under Observation): Substances that are not currently banned, but are expected to become prohibited in the future

Moreover, we participated in reforming IEC 62321, an international testing standard published by the International Electrotechnical Commission and used by RoHS, and the commission adopted our halogen-free combustion ion chromatography method in as IEC 62321-3-2, which was published in June 2013.

In 2017, we became the first display panel company to receive the SGS Eco Label accreditation for OLED television display modules from SGS, a global product testing/accreditation agency, and have since continually received such accreditation. In 2022, we expanded our accreditation program to cover display modules for monitors, notebook computers, tablets and automobiles, as a result of which our display modules for monitors and notebook computers received SGS Eco Label accreditation for the first time and our automotive display module became the first in the industry to receive the same accreditation for its excellence in energy efficiency, and we have since maintained the SGS Eco Label for such products. In 2023, our high-end LCD panels for 16-inch notebooks and 27-inch monitors, in which we incorporated recycled materials for the first time, received the SGS Eco Label accreditation. In addition, our 30-inch and 55-inch transparent display products, for which we applied hazardous substance reduction technology, became the first in the industry to receive the SGS Eco Label accreditation. Moreover, in 2022, our 27-inch monitor display product that applied anti-bacterial films received the SGS Performance Mark accreditation for its anti-bacterial performance, and in 2023, our commercial display module that applied Plus-Bright energy consumption reduction technology obtained the SGS Performance Mark accreditation for its energy efficiency performance. Our high-end LCD panels for 16-inch notebooks and 27-inch monitors also received the same accreditation for reducing energy consumption through the implementation of proprietary algorithms and improving panel transmittance.

Also in 2022, upon assessment and verification of GHG emissions throughout its entire product life cycle, our OLED TV panel received the industry’s first Carbon Footprint Certification from The Carbon Trust, a not-for-profit company founded by the United Kingdom government that provides voluntary carbon certification services and carbon labeling schemes. In 2023, our high-end IT LCD panels (27-inch and smaller) received the Product Carbon Footprint (PCF) certification from TÜV Rheinland, a global independent testing, inspection and certification agency, by achieving carbon emission reduction through the application of recycled materials and low energy consumption technologies. Our OLED panels for automotive products also received the same certification for achieving carbon emission through the application of light-control film integration technology.

In 2021, we received the “Green Technology Certification” for our advanced incell touch display technology, an eco-friendly technology with touch-sensing electrodes and transmission lines that reduce carbon emissions and the use of rare metals. Also, since 2021, we have continued to obtain an eco-friendly certification from TUV SUD, a globally recognized accreditation agency, for excellence in resource circulation and non-use of specific hazardous substances in our OLED television and PO mobile models.

In 2018, we became the first display panel company to receive the “Green Technology Certification” from the Korean Ministry of Science and ICT for improving the light efficiency technology of OLED to promote energy use reduction. In 2017, for the IPS Nano Color for LCD, we received the Quality & Performance Mark from Intertek, a global product testing/accreditation agency, by applying a technology to eliminate cadmium (Cd) and indium phosphide (InP).

C.	Green Management

Pursuant to the Framework Act on Carbon Neutral and Green Growth to Respond to Climate Crisis, the Korean government implemented a greenhouse gas emission and energy consumption target system from 2011 to 2014 and, since 2015, it has implemented a greenhouse gas trading system, under which we are responsible to meet our emission targets based on the emission credits allocated to us by the Ministry of Environment. As a result, we have been investing in additional equipment and there may be other costs associated with meeting reduction targets, which may have a negative effect on our profitability or production activities.

In connection with the greenhouse gas emission and energy reduction target system, we submitted a statement of our 2022 domestic emissions and energy usage to the Korean government in March 2023 after it was certified by Korean Foundation for Quality, a government-designated certification agency. The table below sets forth yearly levels of our greenhouse gases emissions and energy usage in the statement submitted to the Korean government:

(Unit: thousand tons of CO2 equivalent; Tetra Joules)

Category	2022	2021	2020
Greenhouse gases	3,842	4,784	4,748
Energy	60,589	60,927	56,668

Note: Our greenhouse gas emission and energy usage data have been confirmed upon assessment by the Ministry of Environment, except for our greenhouse gas emission and energy usage in 2023 which will be updated after the verification process by the relevant certification agency and confirmation by the Ministry of Environment.

The decrease in greenhouse gas emissions in 2022 compared to 2021 was due primarily to the introduction of a reduction facility that decomposes fluorinated greenhouse gases used in our manufacturing process, resulting in an overall decrease in emission levels.

Since our designation as a target company for the greenhouse gas emission trading system in 2015, we have received greenhouse gas emission allowances from the government and at the same time submit our greenhouse gas emission calculations and specifications to the government every year. In order to continually promote the reduction of greenhouse gas emissions, we have set a mid-term goal to reduce the emission level from 2018 to 2030 by 53% and a medium- to long-term goal to achieve carbon neutrality by 2050. In order to reduce greenhouse gas emissions, we plan to develop high-efficiency process gas scrubbers and low-carbon alternative gas technologies, strengthen company-wide power-saving activities and accelerate the transition to renewable energy. In addition to internal reduction efforts, in order to achieve carbon neutrality by 2050, we plan to externally offset residual emissions that are difficult to reduce technically. In addition, through our ESG governance (including ESG committee/management meetings), we will regularly monitor and report our carbon-neutral implementation progress to strengthen our execution capabilities and continually upgrade our roadmap to achieve carbon neutrality by 2050.

In order to reduce fluorinated gases (F-Gas) used in the dry etching process in our manufacturing operations, we have invested approximately ~~W~~51 billion since 2018 to install plasma equipment, which can reduce emissions of such gas by over 90%, on our manufacturing sites. As a result, as of December 31, 2022, we have reduced greenhouse gas emissions caused by our manufacturing processes by 1.52 million tons. In addition, in line with the renewable energy utilization program in Korea, which was initiated in 2021, our domestic business sites are shifting to renewable energy through the green premium program, while our overseas business sites in China and Vietnam are shifting to renewable energy through Renewable Energy Certificate (REC) purchases. In 2022, we converted 1,096 GWh of electricity (approximately 13% of our total electricity) to renewable energy, which represented 19 times the amount in the previous year, resulting in the reduction of greenhouse gas emissions by 0.62 million tons. In addition, to promote effective energy reduction, we have established a dedicated organization focused on energy conservation. By adopting various initiatives such as utilizing waste heat from Clean Dry Air (CDA) compressors to manufacture cold water and improve refrigerator efficiency, we saved 454 GWh of electricity in 2022, resulting in the reduction of greenhouse gas emissions by 0.21 million tons.

D.	Status of sanctions

Date	Sanctioning Authority	Classification of Sanctioning Authority	Target	Description and Relevant Laws	Sanctions Imposed	Implementation Status
January 26, 2021	Gimcheon Branch of Daegu District Court	Court	Company, one officer (former Vice President and former Head of Safety and Health Management) and one employee (former Team Leader, Incumbent, 24 years of service)	—Safety incidents on April 17, 2020 and May 14, 2020 —Article 59-1 of the Chemical Control Act	Fine of ~~W~~3 million to each of Company, officer and employee.	—Paid fine —Strengthened safety management standards and training
April 12, 2021	Goyang Branch of Ministry of Employment and Labor	Administrative Agency	Company	—Violation of safety information material posting and education requirements —Provision 1 of Article 114 of the Occupational Safety and Health Act	Fine of ~~W~~122.6 million	—Paid fine —Complied with the corrective orders and submitted a report on the implementation of the corrective order as of October 1, 2021
April 28, 2021	Paju Fire Station	Administrative Agency	Company	—Failure to preserve regular inspection records of firefighting facilities inspection —Provision 1 of Article 18 of the Act on Safety Control of Hazardous Substances	Fine of ~~W~~1.2 million

—Paid fine

—Established procedures for conducting regular inspection of dangerous substances according to the inspection checklist and for consulting with administrative agencies in ambiguous situations

April 4, 2022	Han River Basin Environmental Office	Administrative Agency	Company	—Failure to file a subcontract report pertaining to the handling of hazardous chemical materials —Provision 1 of Article 31 of the Chemical Control Act and other applicable law	Fine of ~~W~~2.4 million	—Paid fine —Established procedures for the management of subcontract reporting
April 13, 2022	Goyang Branch of Ministry of Employment and Labor	Administrative Agency	Company	—Delay in reporting a safety incident dated February 12, 2022 —Provision 3 of Article 57 of the Occupational Safety and Health Act and other applicable law	Fine of ~~W~~5.6 million	—Paid fine —Provided a company-wide notice and training regarding standards for immediate reporting of incidents. —Took personnel actions relating to relevant employees
May 16, 2022	Goyang Branch of Uijeongbu District Court	Court	Company and one officer (Executive Director and former On-site Safety Manager, Incumbent, 25 years of service)

—Deficiencies spotted during a regular inspection of facility (from March 29 to April 2, 2021) following industrial accident at the site

—Article 173-2, Article 168-1, Provision 1 or 3 of Article 38, and Provision 1 of Article 39 of the Occupational Safety and Health Act

					Fine of ~~W~~5 million to each of Company and officer	—Paid fine —Strengthened safety management standards and training program
December 15, 2022	Ministry of Environment	Administrative Agency	Company

—Failure to timely submit a notice of reason for cancelling the allocation of emission rights by December 15, 2022

—Provision 2 of Article 17 of the Act on the Allocation and Trading of Greenhouse-gas Emission Permits

					Fine of ~~W~~1.6 million	—Paid fine —Shutdown the production site and regular monitoring of changes in emission (once per month)

January 19, 2023	Goyang Branch of Uijeongbu District Court	Court	Company	—Safety incident on January 13, 2021 (fine announced on January 11, 2023, ruling confirmed on January 19, 2023)	Fine of ~~W~~20 million	—Paid fine —Strengthened safety management standards and training program
November 13, 2023	Southern Seoul Branch of Ministry of Employment and Labor	Administrative Agency	Company	—Non-payment of overtime pay —Provision 1 of Article 43 and Article 36 of the Labor Standards Act	—	—Implemented corrective orders, which were completed on November 27, 2023
December 8, 2023	Uijeongbu District Court	Court	Employee (Facility plant manager, Incumbent, 29 years of service)	—Safety incident on January 13, 2021 (fine announced on December 8, 2023, ruling confirmed on December 16, 2023)	Fine of ~~W~~5 million	—Paid fine
December 15, 2023	Supreme Court (pending final appeal)	Court	Two employees (Team leader, Incumbent, 21 years of service) (Manager, Incumbent, 16 years of service)	—Safety incident on January 13, 2021	—	—

In January 2021, in connection with the safety incidents that occurred on April 17, 2020 and May 14, 2020, Gimcheon Branch of Daegu District Court issued a summary order to assess fines of ~~W~~3 million on each of us and two of our employees (a former Vice President and former head of safety and health management at our Gumi facilities, and a former working level staff), which order was subsequently confirmed. In order to prevent recurrence, we are exerting continual efforts to treat safety as a top priority management objective, including by strengthening our safety management standards and employee training efforts.

In January 2021, an incident involving a leakage of tetramethylammonium hydroxide chemicals occurred during refurbishment of equipment at one of our plants in Paju, causing bodily harm to workers. In December 2021, we and certain of our employees were prosecuted for violating the Occupational Safety and Health Act and the Chemicals Control Act. In January 2023, the Goyang Branch of the Uijeongbu District Court ordered a fine of ~~W~~20 million. The prosecution filed an appeal with respect to several of the prosecuted employees, which was dismissed my the Seoul Appellate Court on December 8, 2023. In addition, two of our prosecuted employees filed a final appeal with the Supreme Court, which cases are currently pending, and the judgment against the remaining defendants, including one of our employees, was confirmed on December 16, 2023. In order to prevent recurrence, we are exerting continual efforts to treat safety as a top priority management objective, including by strengthening our safety management standards and employee training efforts.

In January 2021, we were audited by the Ministry of Employment and Labor in connection with the occurrence of a safety accident and found to be in violation of Provision 1 of Article 114 of the Occupational Safety and Health Act relating to supervisory obligations with respect to the posting of safety information material and employee education. As a result, we were issued a corrective order and assessed a fine of ~~W~~122.6 million, which we subsequently paid. We submitted a report on the implementation of the corrective order as of October 1, 2021.

In April 2021, we were assessed a fine of ~~W~~1.2 million by the Paju Fire Station for failure to preserve regular inspection records of firefighting facilities related to the joint fire inspection by Gyeong-gi-Province Fire and Disaster Headquarters in violation of Provision 1 of Article 18 of the Act on Safety Control of Hazardous Substances, which we subsequently paid. As a result, we have been conducting regular inspections of dangerous substances according to the inspection checklist related to this, and have taken measures to consult with relevant administrative agencies to the extent there are any ambiguous regulations related to performing inspections in order to prevent any legal issues.

On March 3, 2022, an accident occurred at our contracted construction site in Paju, resulting in injuries of four LS Cable & System workers. In February 2023, LS Cable & System and certain employees were prosecuted for violation of the Occupational Safety and Health Act and injury by occupational or gross negligence. In May 2023, the Goyang Branch of the Uijeongbu District Court pronounced and confirmed judgment of the first instance (charges against us and our employees were dismissed).

In April 2022, the Han River Basin Environmental Office ordered a fine of ~~W~~2.4 million on us for a violation of Provision 1 of Article 31 of the Chemical Control Act and other applicable law. We paid the fine and established procedures to manage scheduling and documentation and guarantee timely subcontract declaration that follows regulations by the department in charge.

In April 2022, following a relevant department’s delay in reporting an industrial accident (dated February 12, 2022) to the company by over a month, we were assessed a fine of ~~W~~5.6 million for a violation of Provision 3 of Article 57 of the Occupational Safety and Health Act and other applicable law. We paid the fine and provided a company-wide notice and training to promote immediate reporting upon the occurrence of similar incidents and to prevent such delays in the future. We also took personnel actions relating to relevant employees.

In May 2022, after a regular facility inspection following an industrial accident at the site, the trial court (Goyang Branch of Uijeongbu District Court) ordered a fine of ~~W~~5 million on each of us and one employee (Executive Director and former On-site Safety Manager, Incumbent, 25 years of service) for a violation of certain provisions of the Occupational Safety and Health Act. We are strengthening our safety management standards and employee training program to prevent industrial accidents.

On December 15, 2022, under Provision 2 of Article 17 of the Act on the Allocation and Trading of Greenhouse-gas Emission Permits, the Ministry of Environment ordered a fine of ~~W~~1.6 million on us for failure to timely submit a report on the cancellation of allocation of emission rights (when a designated business entity shuts down a part or the entirety of its production site and if the such site’s greenhouse gas emission is less than 50% of the allocated quota due to the closure, shutdown, or discontinuation of operation of its facilities, the designated business shall report to a relevant agency within a month of such shut down). We paid the fine and established procedures to prevent the recurrence of similar events, including regular monthly monitoring of site closures and changes in emissions.

On May 19, 2023, an incident resulting in the death of one of our employees had occurred, and we subsequently became subject to a non-periodic inspection by the Southern Branch Office of the Seoul Regional Employment and Labor Office. As a result of the labor inspection, we and our CEO were alleged to have violated Article 53 of the Labor Standards Act on October 6, 2023, and the Southern Branch Office of Ministry of Employment and Labor is currently conducting an investigation. In addition, on November 13, 2023, we had received a corrective order from the Southern Branch Office of the Seoul Regional Employment and Labor Office to pay ~~W~~239,743,773 in overtime wages to the relevant employees for violations of Article 36 and Provision 1 of Article 43 of the Labor Standards Act. On November 27, 2023, we had fulfilled the corrective order, and accordingly, we do not expect to be charged with any further penalties in relation to the corrective order. In the case of a corrective order, when such order is fulfilled, the case becomes concluded at the labor office level, and the labor office does not pursue further criminal action. In order to prevent the recurrence of similar events, we have established a special committee to improve the culture of our organization and have continued to implement ongoing remedial measures including the reorganization of our employee attendance system.

12.	Financial Information

A.	Financial highlights (Based on consolidated K-IFRS).

Note: The financial information below is based on our financial statements which remain subject to approval at our upcoming annual general meeting of shareholders scheduled on March 22, 2024. If our financial statements are not approved at such annual general meeting of shareholders or otherwise become amended, we will disclose such matter and the reasons therefor in an amended report.

(Unit: In millions of Won)

Description	As of December 31, 2023	As of December 31, 2022	As of December 31, 2021
Current assets	9,503,186	9,444,035	13,187,067
Quick assets	6,975,458	6,571,117	9,836,692
Inventories	2,527,728	2,872,918	3,350,375
Non-current assets	26,256,112	26,241,984	24,967,448
Investments in equity accounted investees	84,329	109,119	126,719
Property, plant and equipment, net	20,200,332	20,946,933	20,558,446
Intangible assets	1,773,955	1,752,957	1,644,898
Other non-current assets	4,197,496	3,432,975	2,637,385
Total assets	35,759,298	35,686,019	38,154,515
Current liabilities	13,885,028	13,961,520	13,994,817
Non-current liabilities	13,103,726	10,405,272	9,397,197
Total liabilities	26,988,754	24,366,792	23,392,014
Share capital	1,789,079	1,789,079	1,789,079
Share premium	2,251,113	2,251,113	2,251,113
Retained earnings	2,676,014	5,359,769	8,541,521
Other equity	515,976	479,628	537,142
Non-controlling interest	1,538,362	1,439,638	1,643,646
Total equity	8,770,544	11,319,227	14,762,501

(Unit: In millions of Won, except for per share data and number of consolidated entities)

Description	For the year ended December 31, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021
Revenue	21,330,819	26,151,781	29,878,043
Operating profit (loss)	(2,510,164)	(2,085,047)	2,230,608
Profit (loss) from continuing operations	(2,576,729)	(3,195,585)	1,333,544
Profit (loss) for the period	(2,576,729)	(3,195,585)	1,333,544
Profit (loss) attributable to:
Owners of the company	(2,733,742)	(3,071,565)	1,186,182
Non-controlling interest	157,013	(124,020)	147,362
Basic earnings (loss) per share	(7,640)	(8,584)	3,315
Diluted earnings (loss) per share	(7,640)	(8,584)	3,130
Number of consolidated entities	22	22	22

B.	Financial highlights (Based on separate K-IFRS).

Note: The financial information below is based on our financial statements which remain subject to approval at our upcoming annual general meeting of shareholders scheduled on March 22, 2024. If our financial statements are not approved at such annual general meeting of shareholders or otherwise become amended, we will disclose such matter and the reasons therefor in an amended report.

(Unit: In millions of Won)

Description	As of December 31, 2023	As of December 31, 2022	As of December 31, 2021
Current assets	5,590,482	5,627,177	8,566,656
Quick assets	3,809,523	3,702,583	6,435,659
Inventories	1,780,959	1,924,594	2,130,997
Non-current assets	24,141,930	23,631,862	20,911,466
Investments	4,932,063	4,837,704	4,942,729
Property, plant and equipment, net	13,584,247	14,044,844	12,010,858
Intangible assets	1,683,029	1,635,181	1,459,812
Other non-current assets	3,942,591	3,114,133	2,498,067
Total assets	29,732,412	29,259,039	29,478,122
Current liabilities	16,422,259	16,043,011	13,148,969
Non-current liabilities	7,628,598	5,865,589	5,686,335
Total liabilities	24,050,857	21,908,600	18,835,304
Share capital	1,789,079	1,789,079	1,789,079
Share premium	2,251,113	2,251,113	2,251,113
Retained earnings	1,641,363	3,310,247	6,611,853
Other equity	0	0	(9,227)
Total equity	5,681,555	7,350,439	10,642,818

(Unit: In millions of Won, except for per share data)

Description	For the year ended December 31, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021
Revenue	19,811,015	24,131,172	28,364,914
Operating profit (loss)	(3,884,121)	(3,201,463)	721,931
Profit (loss) from continuing operations	(1,718,701)	(3,191,387)	552,173
Profit (loss) for the period	(1,718,701)	(3,191,387)	552,173
Basic earnings (loss) per share	(4,803)	(8,919)	1,543
Diluted earnings (loss) per share	(4,803)	(8,919)	1,540

C.	Consolidated subsidiaries (as of December 31, 2023)

Company Interest	Primary Business	Location	Equity
LG Display America, Inc.	Sales	U.S.A.	100%
LG Display Germany GmbH	Sales	Germany	100%
LG Display Japan Co., Ltd.	Sales	Japan	100%
LG Display Taiwan Co., Ltd.	Sales	Taiwan	100%
LG Display Nanjing Co., Ltd.	Manufacturing	China	100%
LG Display Shanghai Co., Ltd.	Sales	China	100%
LG Display Guangzhou Co., Ltd.	Manufacturing	China	100%
LG Display Shenzhen Co., Ltd.	Sales	China	100%
LG Display Singapore Pte. Ltd.	Sales	Singapore	100%
L&T Display Technology (Fujian) Limited	Manufacturing and sales	China	51%
LG Display Yantai Co., Ltd.	Manufacturing	China	100%
Nanumnuri Co., Ltd.	Workplace services	Korea	100%
LG Display (China) Co., Ltd.	Manufacturing and sales	China	70%
Unified Innovative Technology, LLC	Managing intellectual property	U.S.A.	100%
LG Display Guangzhou Trading Co., Ltd.	Sales	China	100%
Global OLED Technology LLC	Managing intellectual property	U.S.A.	100%
LG Display Vietnam Haiphong Co., Ltd.	Manufacturing	Vietnam	100%
Suzhou Lehui Display Co., Ltd.	Manufacturing and sales	China	100%
LG Display Fund I LLC(1)	Investing in new emerging companies	U.S.A	100%
LG Display High-Tech (China) Co., Ltd.	Manufacturing and sales	China	70%

(1)	During the reporting period, we invested an additional ~~W~~5,839 million in LG Display Fund I LLC.

D.	Status of equity investments (as of December 31, 2023)

(1)	Consolidated subsidiaries

Company	Capital Stock (in millions)		Date of Incorporation	Equity Interest
LG Display America, Inc.	USD	411	September 1999	100%
LG Display Germany GmbH	EUR	1	October 1999	100%
LG Display Japan Co., Ltd.	JPY	95	October 1999	100%
LG Display Taiwan Co., Ltd.	TWD	116	April 1999	100%
LG Display Nanjing Co., Ltd.	CNY	3,020	July 2002	100%
LG Display Shanghai Co., Ltd.	CNY	4	January 2003	100%
LG Display Guangzhou Co., Ltd.	CNY	1,655	June 2006	100%
LG Display Shenzhen Co., Ltd.	CNY	4	July 2007	100%
LG Display Singapore Pte. Ltd.	USD	1	November 2008	100%
L&T Display Technology (Fujian) Limited	CNY	116	December 2009	51%
LG Display Yantai Co., Ltd.	CNY	1,008	March 2010	100%
Nanumnuri Co., Ltd.	KRW	800	March 2012	100%
LG Display (China) Co., Ltd.	CNY	8,232	December 2012	70%
Unified Innovative Technology, LLC	USD	9	March 2014	100%
LG Display Guangzhou Trading Co., Ltd.	CNY	1	April 2015	100%
Global OLED Technology LLC	USD	138	December 2009	100%
LG Display Vietnam Haiphong Co., Ltd.	USD	600	May 2016	100%
Suzhou Lehui Display Co., Ltd.	CNY	637	July 2016	100%
LG Display Fund I LLC(1)	USD	75	May 2018	100%
LG Display High-Tech (China) Co., Ltd.	CNY	15,600	July 2018	70%

(1)	During the reporting period, we invested an additional ~~W~~5,839 million in LG Display Fund I LLC.

(2)	Affiliated companies

Company	Carrying Amount (in millions)		Date of Incorporation	Equity Interest
Paju Electric Glass Co., Ltd.	~~W~~	24,200	January 2005	40%
Wooree E&L Co., Ltd.(1)	~~W~~	7,106	June 2008	13%
YAS Co., Ltd.	~~W~~	28,564	April 2002	16%
Avatec Co., Ltd.	~~W~~	20,871	August 2000	14%
Arctic Sentinel, Inc.		—	June 2008	10%
Cynora GmbH		—	March 2003	10%
Material Science Co., Ltd.(2) (3)	~~W~~	3,588	January 2014	16%

(1)

During 2023, we recognized impairment loss of ~~W~~5,662 million as finance cost for the difference between the carrying amount and the recoverable amount of our investment in Wooree E&L Co., Ltd, considering the uncertainty of recoverability of such investment.

(2)

During 2023, we recognized impairment loss of ~~W~~1,146 million as finance cost for the difference between the carrying amount and the recoverable amount of our investment in Material Science Co., Ltd, considering the uncertainty of recoverability of such investment.

(3)	During 2023, our equity interest in Material Science Co., Ltd. increased from 10% to 16% due to the investee’s acquisition of its own shares.

Although our respective share interests in Wooree E&L Co., Ltd., YAS Co., Ltd., Avatec Co., Ltd., Arctic Sentinel, Inc., Cynora GmbH and Material Science Co., Ltd. are below 20%, we are able to exercise significant influence through our right to appoint a director to the board of directors of each investee. Accordingly, the investments in these investees have been accounted for using the equity method.

As of December 31, 2023, the market value of our investments in Wooree E&L Co., Ltd., YAS Co., Ltd., and Avatec Co., Ltd., which are listed on the KOSDAQ Market of the Korean Exchange, were ~~W~~7,106 million, ~~W~~21,320 million, and ~~W~~29,160 million, respectively.

For the years ended December 31, 2023 and 2022, the aggregate amount of dividends we received from our affiliated companies was ~~W~~15,200 million and ~~W~~4,461 million, respectively.

13.	Audit Information

A.	Audit service

(Unit: In millions of Won, hours)

Description	2023	2022	2021
Auditor	KPMG Samjong	KPMG Samjong	KPMG Samjong
Activity	Audit by independent auditor	Audit by independent auditor	Audit by independent auditor
Compensation(1)	1,640 (590)(2)	1,557 (575)(2)	1,470 (550)(2)
Time required(3)	21,246	21,238	20,821

(1)	Compensation amount is the contracted amount for the full fiscal year.
(2)	Compensation amount in ( ) is for Form 20-F filing and SOX 404 audit.
(3)	Figures are based on actual performance as of the date of this report.

B.	Non-audit service

(Unit: In millions of Won, hours)

Period	Date of contract	Description of service	Period of service	Compensation
2023	—	—	—	—
2022	—	—	—	—
2021	—	—	—	—

*	Based on direct contracts on a separate basis.

14.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

A.	Risk relating to forward-looking statements

This annual report contains forward-looking statements that are, by their nature, subject to significant risks and uncertainties. These forward-looking statements reflect our current views as of the date of this report with respect to future events and are not a guarantee of future performance or results. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors beyond our control. We have no obligation to update or correct the forward-looking statements contained in these materials subsequent to the date hereof. All forward-looking statements attributable to us in this report are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

B.	Overview

In 2023, as the deterioration of macroeconomic conditions and weak demand across various industries continued, the market demand for televisions and IT products also weakened. Consequently, downstream product manufacturers continued to engage in intensive adjustment of their inventory levels, leading to decreases in the production levels and prices of display panels. In addition, we gradually reduced the proportion and production of our TFT-LCD television panel business. As a result, our revenue decreased by 18% to ~~W~~21.3 trillion in 2023 compared to 2022, and we continued to record an operating loss in 2023 (as well as in 2022) in the amount of ~~W~~2.5 trillion. Our EBITDA (which represents the sum of operating loss, depreciation expenses and amortization expenses) decreased from ~~W~~2.5 trillion in 2022 to ~~W~~1.7 trillion in 2023.

(1)	Market conditions and competition trends in the industry

With the prolonged uncertainty of macroeconomic conditions and increased market volatility, the decrease in market demand for downstream products continued in 2023. Consequently, the demand for display panels in the television, IT products, automobile and mobile products, including smart watches, generally decreased. As market demand continues to remain weak, competition amongst display panel manufacturers and between products has been further intensifying, resulting in large fluctuations in display panel prices. In response to such changes, panel manufacturers are continuing their efforts to defend profitability through proactive adjustment of utilization rates.

The market sizes of our downstream products continued to generally show negative growth further in 2023 compared to 2022 due to macroeconomic conditions such as increases in interest rates and rising inflationary pressure. The television market continued to contract since the temporary surge in demand from the COVID-19 pandemic in 2020, as its market size decreased by 4% in 2023 compared to 2022 mainly due to a decline in sales in emerging markets and China. Although the market for high-end products in addition to the mass product market has also been negatively affected in part by such conditions, with the recent increase in demand for ultra-large products and diversification of technologies, the rate of negative growth have shown signs of slowing down beginning in the second half of 2023, demonstrating a decline in market volatility and potential for market recovery. The market size of IT products decreased by 4% for monitors and 17% for notebook computers, each in 2023 compared to the previous year, primarily due to a decline in business-to-consumer demand and the delay of investment in IT infrastructure by companies in light of the economic slowdown. While uncertainties in the external environment will likely continue in 2024, we anticipate the rate of negative growth to decrease due to the arrival of the replacement cycle of personal computers following the COVID-19 pandemic-created demand for such products, demand for replacement of personal computers in light of the termination of Windows 10 Operating System and the growth of the market for artificial intelligence personal computers. The market size for smartphones decreased by 8% in 2023 compared to 2022, but the market conditions of the high-end product segment to which we supply display panels remained relatively stable.

The price of television panels, which has shown an uptrend since the end of 2022, decreased slightly in the fourth quarter of 2023. However, due to recent reduction in inventory and active adjustments in utilization rates by display panel manufacturers, prices for certain panel sizes have begun to show signs of increasing. Prices of display panels for IT products are anticipated to fluctuate depending on inventory levels in the downstream channels and demand shifts resulting from changes in macroeconomic conditions. The overall prices of display panels currently remain relatively stable.

(2)	Strategies to address market conditions and competitive environment

With the awareness that the highly volatile market environment can continue for a prolonged period of time, we have been assessing our business strategy taking into consideration the changes in the market environment and potential risks in each business segment, and making efforts to improve our business performance. Specifically, we are continuing our efforts to enhance our business structure to seek sustainable growth and stable performance as well as to focus on activities to restore our financial soundness. We intend to further focus on achieving cost innovation and operational efficiency, and aim to generate stable revenue by strengthening our fundamental competitiveness in all of our key sectors, including the television, IT products, mobile and automotive business sectors, and continually enhancing our business structure.

(a)	Business structure enhancement

•	Transition into an OLED-focused business structure

As for our large-sized OLED panel business, we plan to further expand our position in the premium television market by focusing our product portfolio on ultra-high definition and ultra-large products and improve profitability by enhancing production yield, productivity and raw material costs. As for our IT OLED panel business, we are preparing for mass-production and supply of new OLED panels applying tandem OLED technology with outstanding durability and performance that features longer product life, higher luminance and low power consumption, and we anticipate that our business will be further strengthened following the planned commencement of mass production of such products within 2024. In our mobile OLED business, we are continually increasing our focus on higher value-added products based on expanded production capacity and we plan to further increase our market share in the high-end smartphone market in 2024. In addition, we have been increasing our performance in the automotive panel business through our product competitiveness and differentiated technologies such as plastic OLED panels applying tandem OLED technology, ATO and high-end LTPS LCD. In particular, we have been accelerating the expansion of our business of OLED panels for automotive products such as by securing ten global premium automobile manufacturers as customers within four years of our first mass production in 2019. We plan to continue to strengthen our leading position in the industry through the expansion of our orders and sales.

•	Transition from a supply-based type business to an order-based business type model

As part of our efforts to enhance our business structure, we have been reducing the proportion of our supply-based business, such as the LCD television business, which is highly sensitive to market volatility, and have been increasing the proportion of higher value-added businesses, in order to establish a stable operating system that allows us to effectively respond to fluctuations in the market. In addition, we are continuing to expand the percentage of our order-based business, which ensures a more stable operation of our business through close negotiations with customers regarding investment, shipment volume and pricing. Through such efforts in transitioning our business structure, the revenue from our OLED business amounted to 48% of our total revenue in 2023 and is expected to be in the mid-50% range of our total revenue in 2024.

(b)	Efforts to restore financial soundness

On December 22, 2023, we entered into a syndicated loan agreement with Korea Development Bank, Export-Import Bank of Korea and Shinhan Bank in the amount of ~~W~~650 billion, which is scheduled to be repaid in installments over two years following a three-year grace period. On December 28, 2023, we withdrew ~~W~~200 billion, and the remaining amount of ~~W~~450 billion is scheduled to be withdrawn in the first half of 2024. In addition, on December 18, 2023, we resolved to conduct a paid-in capital increase to enhance the competitiveness of our OLED business, establish a stronger foundation for sustainable growth and reinforce our financial stability. According to our articles of incorporation, the total number of shares authorized to be issued is 500,000,000 shares. The number of outstanding shares as of December 31, 2023 was 357,815,700 shares and the number of new shares to be offered through the paid-in capital increase is 142,184,300 shares. The ratio of this paid-in capital increase (i.e., the number of new shares divided by the total number of outstanding shares) is 39.74%. The decision to conduct such paid-in capital increase was made to respond to the fast-growing OLED market, while enhancing the competitiveness of our small- and medium-sized OLED panel business and the stability of our large-sized OLED panel business operations and further strengthening our financial stability. The expected proceeds from this paid-in capital increase will be used as funds for repayment of debt as well as for facility investment and working capital.

C.	Financial condition and results of operations

(1)	Changes in Political, Economic, Social, Competitive and Regulatory Environment

Our industry is subject to cyclical fluctuations, including recurring periods of capacity increases, that may adversely affect our results of operations.

Display panel manufacturers are vulnerable to cyclical market conditions. Intense competition and expectations of growth in demand across the industry may cause display panel manufacturers to make additional investments in manufacturing capacity on similar schedules, resulting in a surge in capacity when production is ramped up at new fabrication facilities. During such surges in capacity growth, as evidenced by past experiences, customers can exert strong downward pricing pressure, resulting in sharp declines in average selling prices and significant fluctuations in the panel manufacturers’ gross margins. Conversely, demand surges and fluctuations in the supply chain can lead to price increases.

We address overcapacity issues by, in the short-term, adjusting the utilization rates of our existing fabrication facilities based on our assessment of industry inventory levels and demand for our products and, in the mid- to long-term, by fine-tuning our investment strategies relating to product development and capacity growth in light of our assessment of future market conditions.

In recent years, we have been affected by overcapacity in the industry relative to the general demand for display panels which, together with uncertainties in the current global economic environment, has contributed to a general decline in the average selling prices of a number of our display panel products. Accordingly, due to an increase in the supply capacity from global panel manufacturers and weaker demand for television and IT products due to rising inflationary pressure and an increasing level of uncertainty in the global economy, our average revenue per square meter of net display area decreased by 2.4% from ~~W~~849,481 in 2021 to ~~W~~829,413 in 2022. However, in light of our ongoing efforts to increase in our product mix the proportion of medium- and small-sized OLED panels which have a higher average revenue per square meter of net display area than large-sized panels, coupled with the depreciation of the Korean Won against the U.S. dollar, our average revenue per square meter of net display area increased by 33.1% to ~~W~~1,103,379 in 2023 despite the continued weak demand for television and IT products.

While we believe that overcapacity and other cyclical issues in the industry are best addressed by increasing the proportion of high margin, differentiated products based on newer technologies that are tailored to our customers’ evolving requests, we cannot provide any assurance that an increase in demand, which helped to mitigate the impact of industry-wide overcapacity in the past, will occur or continue in the future. We will respond to the overcapacity issues in the industry through close monitoring. However, construction of new fabrication facilities and other capacity expansion projects in the display panel industry are undertaken over an extended period of time. Therefore, even if overcapacity issues persist in the industry, there may be continued capacity expansion in the near future due to pre-determined capacity projects in the industry that were undertaken in past years. Any significant industry-wide capacity increases that are not accompanied by a sufficient increase in demand could further drive down the average selling price of our panels, which would negatively affect our results of operations.

Any decline in prices may be compounded by a seasonal weakening in demand growth for end products such as personal television, IT, mobile and other application products. Furthermore, once the differentiated products that had a positive impact on our performance mature in their technology cycle, if we are not able to develop and commercialize newer products to offset the price erosion of such maturing products in a timely manner, our ability to counter the impact of cyclical market conditions on our gross margins may be further limited. Future downturns resulting from any large increases in capacity or other factors affecting the industry may have a material adverse effect on our business, financial condition and results of operations.

When there is deterioration in market conditions, we may record impairment losses of our tangible and intangible assets. In 2022, due to increased volatility in the display industry market as a result of deteriorating and uncertain global economic conditions, we performed impairment tests for tangible and intangible assets related to our large-size OLED panel business. See Note 10 of the notes to our consolidated annual financial statements included elsewhere in this report for further information. We cannot provide any assurance that we will not have to record additional impairment losses of tangible or intangible assets in light of any future economic downturns that may materially and negatively impact our financial condition and results of operations.

A global economic downturn may result in reduced demand for our products and adversely affect our profitability.

In recent years, an economic downturn caused by difficulties affecting the global financial sectors, adverse conditions and volatility in the worldwide credit and financial markets, and fluctuations in oil and commodity prices have collectively increased the uncertainty of economic prospects in general and have adversely affected the global and Korean economies. The recent global economic downturn has adversely affected demand for consumer products featuring display panels manufactured by our customers in Korea and overseas, including televisions, IT products (comprising notebook computers, desktop monitors and tablets) and mobile and other application products utilizing display panels, which in turn may lead them to reduce or plan reductions of their production.

The prospects for the global economy remain uncertain. In particular, the sharp increase in interest rates due to the COVID-19 pandemic and inflation have had significant adverse impacts on the global economy and financial markets. Furthermore, in light of the deteriorating economic and trade relations among major economies, the war between Russia and Ukraine, regional instability in the Middle East including the Israeli-Palestinian conflict, economic slowdown in China and other major emerging markets, unfavorable economic and political conditions in Europe and Latin America, on-going geopolitical and social instability in North Korea, among others, we cannot provide any assurance that demand for our products can be sustained at current levels in future periods or that the demand will not decrease again in the future due to economic downturns which may adversely affect our profitability. We may decide to adjust our production levels in the future subject to market demand for our products, the production level in the display panel industry, any significant issues in our supply chain and global economic conditions in general. Any decline in demand for display panel products may adversely affect our business, results of operations and/or financial condition.

Earthquakes, tsunamis, floods, infectious diseases and other natural calamities could materially and adversely affect our business, results of operations or financial condition.

As our main production facilities are concentrated in Korea, China and Vietnam and we are heavily dependent on certain countries including Korea, Japan and the United States for our major equipment, components and raw materials, any natural calamity that escalate in such regions may have an impact on our production. Our supply chain is generally concentrated in Northeast Asia, and there may be delays in the supply of raw materials, components and manufacturing equipment as well as disruptions in our production levels if unforeseen natural calamities occur in the future.

The average selling prices of display panels have declined in general with time irrespective of industry-wide cyclical fluctuation and if the average selling prices of our panels decrease faster than the speed at which we are able to reduce our manufacturing costs, it could adversely affect our profit.

The average selling prices of display panels have declined in general with time irrespective of industry-wide cyclical fluctuations as a result of, among other factors, enhancements in productivity through technological advancements and cost reductions. While such trend may continue in the future, fluctuations that are not consistent with past trends may emerge to the extent new technologies such as OLED expand or the production levels of higher value-added and differentiated products increase. Although we may be able to take advantage of the higher selling prices typically associated with new products and technologies when they are first introduced in the market, such prices may decline over time, and in some cases very rapidly, as a result of market competition or otherwise, and we may face difficulty in setting prices at levels that allow for sufficient margins. In particular, our gross profit margin decreased from 17.8% in 2021 to 4.3% in 2022, and further decreased to 1.6% in 2023, primarily due to weakening market demand and intensified competition. If we are unable to effectively anticipate and counter the price erosion that accompanies our products, or if the average selling prices of our panels decrease faster than the speed at which we are able to reduce our manufacturing costs, our gross margin would decrease and our results of operations and financial condition may be materially and adversely affected.

We operate in a highly competitive environment and we may not be able to sustain our current market position.

The display panel industry is highly competitive. We have experienced pressure on the prices and margins of our major products due largely to additional capacity from panel makers in Korea, Taiwan, China and Japan.

The market share of Chinese display panel manufacturers has rapidly increased over the recent years, as a result of large investments in production facilities and mass production of lower-priced panels through various support provided by the Chinese government. In addition, in 2023, competitors in China and other regions have announced new plans for investment in OLED manufacturing facilities and technologies. As a result, competition in the industry may further intensify due to such additional investment decisions made by our competitors.

Some of our competitors may currently, or at some point in the future, have stronger financial positions and/or greater sales and marketing, manufacturing, research and development or technological resources than we do. In addition, our competitors may be able to manufacture panels on a larger scale or with greater cost efficiencies than we do and we anticipate increases in production capacity in the future by other display panel manufacturers using similar display panel technologies as us. Any price erosion resulting from strong global competition or additional industry capacity may materially affect our financial condition and results of operations.

In addition, consolidation within the industry in which we operate may result in increased competition as the entities emerging from such consolidation may have greater financial, manufacturing, research and development and other resources than we do, especially if such mergers or consolidations result in vertical integration and operational efficiencies.

Our ability to compete successfully also depends on factors both within and outside our control, including product pricing, performance and reliability, our relationship with customers, successful and timely investment and product development, success or failure of our end-brand customers in marketing their brands and products, component and raw material supply costs, and general economic and industry conditions. We cannot provide assurance that we will be able to maintain a competitive advantage with respect to all these factors and, as a result, we may be unable to sustain our current market position.

Our ability to compete successfully depends on many factors, including the price of our products, execution capability, reliability, customer relationship, effective and timely investment and product development, successful marketing of our customers’ products that feature our panels, cost of raw materials and component parts, and general industry and economic conditions. We may be able to control some of these factors, but there are factors that are outside of our control. We cannot provide assurance that we will gain a competitive advantage in this environment, and we may not maintain our current status in the market.

One should not rely on period-to-period comparisons to predict our future performance as our results of operations may fluctuate significantly from period to period.

Our industry is affected by market conditions that are often outside the control of manufacturers. Our results of operations may fluctuate significantly from period to period due to a number of factors, including seasonal variations in consumer demand, capacity ramp-up by competitors, industry-wide technological changes, the loss of a key customer and the postponement, rescheduling or cancellation of large orders by a key customer, any of which may or may not reflect a continued trend from one period to the next. As a result of these factors and other risks discussed in this section, you should not rely on period-to-period comparisons to predict our future performance.

Our financial condition may be adversely affected if we cannot introduce new products to adapt to rapidly evolving customer needs on a timely basis.

Our success will depend greatly on our ability to respond quickly to rapidly evolving customer requirements and to develop and efficiently manufacture new and differentiated products in anticipation of future demand. A failure or delay on our part to develop and efficiently manufacture products of such quality and technical specifications that meet our customers’ evolving needs may adversely affect our business.

Close cooperation with our customers to gain insights into their product needs and to understand general trends in the end-product market is a key component of our strategy to produce successful products. In addition, when developing new products, we often work closely with equipment suppliers to design equipment that will make our production processes for such new products more efficient. If we are unable to work together with our customers and equipment suppliers, or to sufficiently understand their respective needs and capabilities or general market trends, we may not be able to introduce or efficiently manufacture new products in a timely manner, which may have a material adverse effect on our financial situation.

In addition, product differentiation, especially the ability to develop and market differentiated products that command higher prices in a timely manner, has become a key competitive strategy in the display panel market. This is because the growth in demand is led by a timely introduction of end products with specifications tailored to the customers’ needs and employing newer technologies at appropriate price levels. Accordingly, we have focused our efforts on developing and marketing differentiated specialty products, such as META technology-applied transparent OLED display panels and gaming-specialized display panels. We also strive to deliver differentiated values to meet our consumers’ demand for various display panels including (i) panels utilizing ultra-high definition, or Ultra HD, technology with low-power consumption oxide TFT backplanes, (ii) Advanced High-Performance In-Plane Switching, or AH-IPS, panels for tablet computers, notebook computers, desktop monitors, and (iii) plastic OLED display panels for smartphones, automotive products and wearable devices.

We have developed sales and marketing strategies to respond to an increase in demand for differentiated new products in consumer electronics and other markets. However, we cannot provide assurance that the differentiated products we develop and market will be responsive to our end customers’ needs nor that our products will promote market growth in consumer electronics or other markets.

Problems with product quality, including defects, in our products could result in a decrease in customers and sales, unexpected expenses and loss of market share.

Our products are manufactured using advanced, and often new, technology and must meet stringent quality requirements. Products manufactured using advanced and new technology, such as our OLED technology, may contain undetected errors or defects, especially when first introduced. For example, our latest display panels may contain defects that are not detected until after they are shipped or installed because we cannot test for all possible scenarios. Such defects could cause us to incur significant re-designing costs, divert the attention of our technology personnel from product development efforts and significantly affect our customer relations and business reputation. In addition, future product failures could cause us to incur substantial expense to repair or replace defective products.

We recognize a provision for warranty obligations based on the estimated costs that we expect to incur under our basic limited warranty for our products, which covers defective products and is normally valid for a certain period from the date of purchase. The warranty provision is largely based on historical and anticipated rates of warranty claims, and therefore we cannot provide assurance that the provision would be sufficient to cover any surge in future warranty expenses that significantly exceed historical and anticipated rates of warranty claims. In addition, if we deliver products with errors or defects, or if there is a perception that our products contain errors or defects, our credibility and the market acceptance and sales of our products could be harmed. Widespread product failures may damage our market reputation and reduce our market share and cause our sales to decline.

If economic conditions in Korea deteriorate, our current business and future growth could be materially and adversely affected.

Developments that could have an adverse impact on Korea’s economy include:

•	declines in consumer confidence and a slowdown in consumer spending;

•	increase in product manufacturing and service costs and decrease in purchasing power due to inflation;

•

deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from territorial or trade disputes or disagreements in foreign policy (such as the ongoing trade disputes with Japan);

•

adverse conditions or developments in the economies of countries and regions that are important export markets for Korea, such as China, the United States, Europe and Japan, or in emerging market economies in Asia or elsewhere, including as a result of deteriorating economic and trade relations between the United States and China and increased uncertainties resulting from the United Kingdom’s exit from the European Union;

•	the occurrence of severe health epidemics in Korea and other parts of the world, such as the ongoing COVID-19 pandemic;

•

adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including fluctuation of the U.S. dollar, Euro or Japanese Yen exchange rates or revaluation of the Chinese Yuan, as well as the impact from the United Kingdom’s exit from the European Union on the value of Korean Won), interest rates, inflation rates or stock markets;

•	increased sovereign default risk in select countries and the resulting adverse effects on the global financial markets;

•

a deterioration in the financial condition or performance of small- and medium-sized enterprises and other companies in Korea due to the Korean government’s policies to increase minimum wages and limit working hours of employees;

•	investigations of large Korean business groups and their senior management for possible misconduct;

•	a continuing rise in the level of household debt and increasing delinquencies and credit defaults by retail and small- and medium-sized enterprise borrowers in Korea;

•	a shortage in imported raw materials, natural resources, rare-earth minerals or components, such as semiconductors, due to disruptions in the global supply chain;

•	the economic impact of any pending free trade agreements or changes in existing free trade agreements;

•	social and labor unrest;

•	volatility in the market prices of Korean real estate;

•	geo-political uncertainty and risk of further attacks by terrorist groups around the world;

•

a decrease in tax revenues or a substantial increase in the Korean government’s expenditures for fiscal stimulus measures, unemployment compensation and other economic and social programs, including in connection with the Korean government’s ongoing efforts to provide emergency relief payments to households and emergency loans to businesses in light of economic difficulties caused by COVID-19, which may lead to an increased government budget deficit as well as an increase in the government’s debt level;

•	financial problems or lack of progress in the restructuring of Korean business groups, other large troubled companies, their suppliers or the financial sector;

•	loss of investor confidence arising from corporate accounting irregularities or corporate governance issues at certain Korean companies;

•	increases in social expenditures to support an aging population in Korea or decreases in economic productivity due to the declining population size in Korea;

•	natural or man-made disasters that have a significant adverse economic or other impact on Korea or its major trading partners;

•	political uncertainty or increasing strife among or within political parties in Korea;

•

hostilities or political or social tensions involving major oil producing countries (such as the Israeli-Palestinian conflict) and any material disruption in the global supply of oil or sudden increase in the price of oil;

•	increased reliance on exports to service foreign currency debts, which could cause friction with Korea’s trading partners;

•

the continued growth of the Chinese economy, to the extent its benefits (such as increased exports to China) are outweighed by its costs (such as competition in export markets or for foreign investment and the relocation of manufacturing bases from Korea to China);

•

hostilities, political or social tensions involving Russia (including the invasion of Ukraine by Russia and ensuing actions that the United States and other countries have taken or may take in the future) and any resulting adverse effects on the global supply of oil or the global financial markets; and

•	an increase in the level of tensions or an outbreak of hostilities between North Korea and Korea or the United States.

(2)	Results of operations

The weak demand for durable hardware products intensified as uncertainties and fluctuations in the external environment continued, and the demand for high-end products also weakened following the slowdown in demand for mass-market products, resulting in negative growth in the market. Consequently, downstream product manufacturers generally sought to minimize their inventories and decreased their purchases of display panels, which led to decreases in the production levels and prices of display panels. Accordingly, our revenue decreased by 18% to ~~W~~21.3 trillion in 2023 compared to 2022, while our operating loss increased to ~~W~~2.5 trillion in 2023. Despite the decline in our revenue and deterioration in our operating loss, our net loss for the year decreased by ~~W~~618.9 billion compared to the previous year. Such improvement was mainly due to the recognition of impairment losses in our Display (Large OLED) cash generating unit (“CGU”) of ~~W~~1,331 billion, which constituted a part of our other non-operating expenses in 2022, compared to no such losses in 2023.

By products:

•

Television. Low consumer confidence in the television business primarily caused by the fluctuations and uncertainties in the macroeconomy and other external environmental factors since 2022 continued in 2023. In particular, mainly due to the decline in end user demand for high-end OLED televisions and inventory adjustments by downstream OLED television set manufacturers, the revenue from our television panel business decreased by 38% in 2023 compared to 2022. In response to such market and business conditions, we have enhanced our business structure by scaling down our TFT-LCD television panel business and optimizing the manufacturing costs and operations of our OLED television panel business. The revenue from our OLED products for televisions has steadily increased over the past three years, accounting for 52%, 61%, 65% in 2021, 2022 and 2023, respectively, of the total revenue from our television panel business.

•

IT. Demand for business-to-consumer IT products continued to remain weak due to deteriorating macroeconomic conditions as well as the tapering of the demand surge effect of COVID-19 pandemic observed between 2020 and 2021. As a result, the reduction in display panel purchases by downstream product manufacturers continued in 2023, and despite production level adjustments by panel manufacturers, panel prices continued to remain below the level of our cash costs. Consequently, the revenue from our IT products decreased by 30% in 2023 compared to 2022. However, amid challenging circumstances, we continue to remain focused on business-to-business and high-end display product lines based on differentiated technologies, and have strengthened our partnerships with global strategic customers.

•

Mobile and other applications. Our revenue from mobile and other applications increased by 12% in 2023 compared to 2022 in part due to the increase in our production capacity for smartphone OLED panels from 30 thousand panels per month to 45 thousand per month during the same period. In particular, in our automotive business, we have secured new sales orders of high value-added products mainly consisting of plastic OLED panels, based on our leading technologies and customer relationships. Consequently, the revenue from our automotive business accounted for 9% of our total revenue in 2023 compared to 7% in 2022.

Through the transition of our business structure to focus on the OLED sector, the proportion of our revenue attributable to our OLED products has continued to increase. The revenue from our OLED business amounted to 48% of our total revenue in 2023 and is expected to be in the mid-50% range of our total revenue in 2024. As part of our efforts to enhance our business structure, we are conducting a phased exit strategy from the TFT-LCD panel business, which tends to be sensitive to market conditions and has limited opportunities for product differentiation.

In order to respond to the prolonged sluggishness in demand and to secure flexibility in our business operations, we implemented significant readjustments to our production levels and reduced our inventory as of December 31, 2023 by ~~W~~345.2 billion compared to December 31, 2022 and by ~~W~~820.8 billion compared to September 30, 2023.

(Unit: In millions of Won)

Revenue	2023	2022	Changes
			Amount	Percentage
TV	4,331,474	6,975,269	(2,643,795)	(38)%
IT	7,853,034	11,197,954	(3,344,920)	(30)%
Mobile and other applications	9,146,311	8,191,514	954,797	12%
Total*	21,330,819	26,364,737	(5,033,918)	(19)%

(*)	Sales revenues in 2022 exclude forward exchange hedging loss of ~~W~~213 billion for currency risk management of expected export transactions, which has been reclassified to revenue.

(a)	Revenue and cost of sales

The production volume and selling price of our display panels generally decreased mainly due to the prolonged sluggishness in demand, leading to an 18.4% decrease in our revenue compared to the previous year. Although our cost of sales, in reflection of the drop in our revenue, decreased in absolute terms, our cost of sales as a percentage of revenue increased by 2.7 percentage points from 95.7% in 2022 to 98.4% in 2023.

(Unit: In millions of Won, except percentages)

Description	2023	2022	Changes
			Amount	Percentage
Revenue	21,330,819	26,151,781	(4,820,962)	(18.4)%
Cost of sales	20,985,643	25,027,703	(4,042,060)	(16.2)%
Gross profit	345,176	1,124,078	(778,902)	(69.3)%
Cost of sales as a percentage of sales	98.4%	95.7%	2.7% points

(b)	Sales by category

Revenue attributable to sales of panels exhibited different trends by product category in light of changes in the market conditions and demand for each product line, as well as changes in the product mix based on customer requests. The proportion of our revenue attributable to our television business decreased by 6.2 percentage points in 2023 compared to 2022 mainly due to the downscaling of our TFT-LCD television panel business and deterioration in sales of our OLED television panels. The proportion of our revenue attributable to our IT products business decreased by 5.7 percentage points in 2023 compared to 2022 mainly due to declining demand for IT panels and decrease in the panel prices. The proportion of our revenue attributable to our mobile and other applications increased by 11.9 percentage points in 2023 compared to 2022, principally driven by the increase in our production of smartphone display panels as a result of capacity expansion.

Categories	2023	2022	Difference
Panels for televisions	20.3%	26.5%	(6.2)% points
Panels for IT products	36.8%	42.5%	(5.7)% points
Panels for mobile applications and others	42.9%	31.0%	11.9% points

(c)	Production capacity

Due to the discontinuation of production at our P7 fabrication facility and significant adjustment in our production levels correlating with the sales levels of downstream products, our annual production capacity decreased by approximately 40% as of December 31, 2023 compared to the end of the previous year.

(Unit: 1,000 glass sheets)

Business	Item	Facility Location	2023*	2022*	2021*
Display	Display panels and etc.	Gumi, Paju, Guangzhou	5,223	8,794	9,230

(*)

Calculated based on the maximum monthly input capacity (based on glass input substrate size for eighth-generation glass sheets) during the year multiplied by the number of months in a year (i.e., 12 months). The production capacity for facilities with adjusted utilization rates have been calculated based on the maximum input capacity during the period.

(3)	Financial condition

Note: The financial information below is based on our financial statements which remain subject to approval at our upcoming annual general meeting of shareholders scheduled on March 22, 2024. If our financial statements are not approved at such annual general meeting of shareholders or otherwise become amended, we will disclose such matter and the reasons therefor in an amended report.

(Unit: In millions of Won)

Description	2023	2022	Changes
			Amount	Percentage
Current assets	9,503,186	9,444,035	59,151	0.6%
Non-current assets	26,256,112	26,241,984	14,128	0.1%
Total assets	35,759,298	35,686,019	73,279	0.2%
Current liabilities	13,885,028	13,961,520	(76,492)	(0.5)%
Non-current liabilities	13,103,726	10,405,272	2,698,454	25.9%
Total liabilities	26,988,754	24,366,792	2,621,962	10.8%
Share capital	1,789,079	1,789,079	—	0.0%
Share premium	2,251,113	2,251,113	—	0.0%
Retained earnings	2,676,014	5,359,769	(2,683,755)	(50.1)%
Reserves	515,976	479,628	36,348	7.6%
Non-controlling interest	1,538,362	1,439,638	98,724	6.9%
Total equity	8,770,544	11,319,227	(2,548,683)	(22.5)%
Total liabilities and equity	35,759,298	35,686,019	73,279	0.2%
Liabilities-to-equity ratio	307.7%	215.3%	92.4 percentage points

Our total assets amounted to ~~W~~35,759 billion as of December 31, 2023, representing a slight increase of 0.2% (or ~~W~~73 billion) from our total assets as of December 31, 2022.

Specifically, our property, plant and equipment as of December 31, 2023 decreased by ~~W~~747 billion compared to the end of the previous year, as the effects of our investments for expansion of our production capacity of differentiated products centered on our OLED technology were outpaced by the effects of depreciation incurred during the same period. Our deferred tax assets as of December 31, 2023 increased by ~~W~~918 billion from the end of the previous year primarily reflecting the increase of tax loss carryforwards, and our other non-current assets as of December 31, 2023 decreased by ~~W~~146 billion compared to the end of the previous year mainly due to decreases in derivatives and defined benefits assets.

Our total liabilities amounted to ~~W~~26,989 billion as of December 31, 2023, representing an increase of ~~W~~2,622 billion from the end of the previous year, and our liabilities-to-equity ratio as of December 31, 2023 was 307.7%, representing an increase of 92.4 percentage points from the end of the previous year. These changes were mainly due to an increase in our borrowings for raising funds for investments in for our OLED production facilities in order to strengthen our future competitiveness and for our working capital.

Our total equity decreased by ~~W~~2,549 billion to ~~W~~8,771 billion as of December 31, 2023 from the end of the previous year, which was mainly due to our net loss being reflected in our retained earnings.

In light of the intensifying competition among display panel manufacturers due to prolonged sluggishness in demand for display panels following the temporary surge in demand from the COVID-19 pandemic, we have continued to enhance our business structure to seek sustainable growth and have continually engaged in activities to restore our financial soundness. We are dedicated to improving our key financial indicators such as our liabilities-to-equity ratio by stabilizing our financial structure.

(4)	Dependence on Key Customers

We sell our products to a select group of key customers, including our largest shareholder, and any significant decrease in their order levels will negatively affect our financial condition and results of operations.

A substantial portion of our sales is attributable to a limited group of end-brand customers and their designated system integrators. Sales attributed to our end-brand customers are for their end-brand products and do not include sales to these customers for their system integration activities for other end-brand products, if any. Our top ten end-brand customers, including LG Electronics Inc., our largest shareholder, together accounted for approximately 86% of our sales in 2021, 86% in 2022 and 87% in 2023.

We benefit from the strong collaborative relationships we maintain with our end-brand customers by participating in the development of their products and gaining insights about levels of future demand for our products and other industry trends. Customers trust our ability to supply differentiated and quality products even during downturns in the industry, and we benefit from the brand recognition of our customers’ end products. The weakening of our ties with these end-brand customers, as a result of their entering into strategic supplier arrangements with our competitors or otherwise, would thus result in reduced sales and the loss of the aforementioned benefits. We cannot provide assurance that a select group of key end-brand customers, including our largest shareholder, will continue to place orders with us in the future at the same levels as in prior periods, or at all.

We expect that we will continue to be dependent upon LG Electronics and its affiliates for a significant portion of our revenue for the foreseeable future. Our results of operations and financial condition could therefore be affected by the overall performance of LG Electronics and its affiliates. Further details of our transactions with LG Electronics and its affiliates are described in Note 30 of the notes to our consolidated annual financial statements of the notes to our consolidated financial statements included elsewhere in this report.

Our revenue depends on continuing demand for IT products (comprising notebook computers, desktop monitors and tablet computers), televisions and mobile and other application products with panels of the type we produce. Our sales may not grow at the rate we expect if consumers do not purchase these products.

Currently, our total sales are derived principally from customers who use our products in IT products (comprising notebook computers, desktop monitors and tablet computers), televisions and mobile and other application products with display devices. In particular, a substantial percentage of our sales is derived from end-brand customers, or their designated system integrators, who use our panels in their IT products, which accounted for 41.7%, 42.5% and 36.8% of our total revenue in 2021, 2022 and 2023, respectively. A substantial portion of our sales is also derived from end-brand customers, or their designated system integrators, who use our panels in their televisions, which accounted for 31.7%, 26.5% and 20.3% of our total revenue in 2021, 2022 and 2023, respectively, and those who use our panels in their mobile and other applications, which accounted for 26.6%, 31.0% and 42.9% of our total revenue in 2021, 2022 and 2023, respectively. (In the case of 2022, the foregoing descriptions of sales revenues generally exclude the amount of forward exchange hedging loss for currency risk management of expected export transactions, which has been reclassified to revenue.) Due to the structure of our sales, we will continue to be affected by demand from the IT products industry (comprising the personal computer and tablet computer industries), television industry and the mobile device industry. Any downturn in any of such industries in which our customers operate may result in reduced demand for our products, which may in turn result in reduced revenue, lower average selling prices and/or reduced margins.

(5)	Changes in Manufacturing Costs and Difficulties in Securing Supply of Raw Material

If we cannot maintain high capacity utilization rates, our profitability will be adversely affected.

The production of display panels entails high fixed costs resulting from considerable expenditures for the construction of complex fabrication and assembly facilities and the purchase of costly equipment. We aim to realize a higher gross margin and strive to maintain high capacity utilization rates so that we can allocate fixed costs over a greater number of panels produced. However, due to fluctuating demand for our products or overcapacity in the display industry, we may need to adjust utilization rates to a level that is lower than optimal and reduce production. As such, we cannot provide assurance that we will be able to maintain high capacity utilization rates in the future due to possibilities of fluctuation in market and industry conditions.

Limited availability of raw materials, components and manufacturing equipment could materially and adversely affect our business, results of operations or financial condition.

Our production operations are partly dependent on obtaining adequate supplies of quality raw materials and components on a timely basis. As a result, it is important for us to control our raw material and component costs and reduce the effects of fluctuations in price and availability. In general, we source most of our raw materials as well as key components, such as glass substrates, driver integrated circuits, polarizers and color filters used in both our TFT-LCD and OLED products, backlight units and liquid crystal materials used in our TFT-LCD products and emission materials used in our OLED products, from two or more suppliers for each key component. However, we may establish a working relationship with a single supplier if we believe it is advantageous to do so due to performance, quality, support, delivery, capacity, price or other considerations.

We may experience shortages in the supply of these key components, as well as other components or raw materials, as a result of, among other things, anticipated capacity expansion in the display industry, our dependence on a limited number of suppliers or other factors that are outside of our control such as military conflicts including the Russia-Ukraine and Israel-Palestine wars, natural calamities, health epidemics such as the COVID-19 pandemic, social unrest, work stoppages, strikes and trade sanctions. Our results of operations would be adversely affected if we were unable to obtain adequate supplies of high-quality raw materials or components in a timely manner or make alternative arrangements for such supplies in a timely manner.

We have purchased, and expect to purchase, a substantial portion of our equipment from a limited number of qualified foreign and local suppliers. From time to time, increased demand for new equipment may cause lead times to extend beyond those normally required by the equipment vendors. The unavailability of equipment, delays in the delivery of equipment, or the delivery of equipment that does not meet our specifications, could delay implementation of our expansion plans and impair our ability to meet customer orders. This could result in a loss of revenue and cause financial stress on our operations.

(6)	Intangible Assets, Including Intellectual Property, and Research and Development Activities

Our business relies on our patent rights which may be narrowed in scope or found to be invalid or otherwise unenforceable.

Our success will be affected, to a significant extent, by our ability to obtain and enforce our patent rights both in Korea and worldwide. The coverage claimed in a patent application can be significantly reduced before a patent is issued, either in Korea or abroad. Consequently, we cannot provide assurance that any of our pending or future patent applications will result in the issuance of patents. Patents issued to us may be subjected to further proceedings limiting their scope and may not provide significant proprietary protection or competitive advantage. Our patents also may be challenged, circumvented, invalidated or deemed unenforceable. In addition, because patent applications in certain countries generally are not published until more than 18 months after they are first filed, and because publication of discoveries in scientific or patent literature often lags behind actual discoveries, we cannot be certain that we were, or any of our licensors was, the first creator of inventions covered by pending patent applications, that we or any of our licensors will be entitled to any rights in purported inventions claimed in pending or future patent applications, or that we were, or any of our licensors was, the first to file patent applications on such inventions.

Furthermore, pending patent applications or patents already issued to us or our licensors may become subject to dispute, and any dispute could be resolved against us. For example, we may become involved in re-examination, reissue or interference proceedings and the result of these proceedings could be the invalidation or substantial narrowing of our patent claims. We also could be subject to court proceedings that could find our patents invalid or unenforceable or could substantially narrow the scope of our patent claims. In addition, depending on the jurisdiction, statutory differences in patentable subject matter may limit the protection we can obtain on some of our inventions.

Failure to protect our intellectual property rights could impair our competitiveness and harm our business and future prospects.

We believe that developing new products and technologies that can be differentiated from those of our competitors is critical to the success of our business. We take active measures to obtain international protection of our intellectual property by obtaining patents and undertaking monitoring activities in our major markets. However, we cannot assure you that the measures we are taking will effectively deter competitors from improper use of our proprietary technologies. Our competitors may misappropriate our intellectual property, disputes as to ownership of intellectual property may arise and our intellectual property may otherwise become known or independently developed by our competitors. Any failure to protect our intellectual property could impair our competitiveness and harm our business and future prospects.

We also partially rely on technology provided by third parties and our business will suffer if we are unable to renew our licensing arrangements with them.

From time to time, we have obtained licenses for patent, copyright, trademark and other intellectual property rights to process and device technologies used in the production of our display panels. We have entered into key licensing arrangements with third parties, for which we have made, and continue to make, periodic license fee payments. In addition, we also have cross-license agreements with certain other third parties. These agreements terminate upon the expiration of the respective terms of the patents.

If we are unable to renew our technology licensing arrangements on acceptable terms, we may lose the legal protection to use certain of the processes we employ to manufacture our products and be prohibited from using those processes, which may prevent us from manufacturing and selling certain of our products, including our key products. In addition, we could be at a disadvantage if our competitors obtain licenses for protected technologies on more favorable terms than we do.

In the future, we may also need to obtain additional patent licenses for new or existing technologies. We cannot provide assurance that these license agreements can be obtained or renewed on acceptable terms or at all, and if not, our business and operating results could be adversely affected.

We rely upon trade secrets and other unpatented proprietary know-how to maintain our competitive position in the display panel industry and any loss of our rights to, or unauthorized disclosure of, our trade secrets or other unpatented proprietary know-how could negatively affect our business.

We also rely upon trade secrets, unpatented proprietary know-how and information, as well as continuing technological innovation in our business. The information we rely upon includes price forecasts, core technology and key customer information. We enter into confidentiality agreements with each of our employees and consultants upon the commencement of an employment or consulting relationship. These agreements generally provide that all inventions, ideas, discoveries, improvements and copyrightable material made or conceived by the individual arising out of the employment or consulting relationship and all confidential information developed or made known to the individual during the term of the relationship is our exclusive property.

We cannot provide assurance that these types of agreements are sufficient to prevent the misuse of our intellectual property rights and cannot guarantee that they will be fully enforceable, or that they will not be breached. We also cannot be certain that we will have adequate remedies for any such breach. The disclosure of our trade secrets or other know-how as a result of such a breach could adversely affect our business. Also, our competitors may come to know about or determine our trade secrets and other proprietary information through a variety of methods. Disputes may arise concerning the ownership of intellectual property or the applicability or enforceability of our confidentiality agreements, and there can be no assurance that any such disputes would be resolved in our favor. Furthermore, others may acquire or independently develop similar technology, or if patents are not issued with respect to technologies arising from our research, we may not be able to maintain information pertinent to such research as proprietary technology or trade secrets and that could have an adverse effect on our competitive position within the display panel industry.

We have designated R&D organizations for our research and development activities.

Our research organizations consist of the infrastructure technology research center, next-generation technology research center and their designated departments, all of which are overseen by our chief technology officer. Our research organizations conduct research on differentiated and next-generation technologies and basic infrastructure technology as well as enhances our competitiveness by conducting research that is geared toward future product development. Our development organization comprises of groups and departments dedicated to the development of a wide range of television, IT and mobile products, including product-specific circuits, instrument/optics and panel design.

Our research and development related expenditures amounted to ~~W~~2,400 billion in 2023, which represented a decrease of ~~W~~32 billion from 2022, and we have continually made investments that seek to strengthen our capabilities for our future businesses.

The book value of our intangible assets increased by ~~W~~21 billion compared to the end of the previous year to ~~W~~1,774 billion as of December 31, 2023.

(7)	Sensitivity to Exchange Rates and Inflation

There has been considerable volatility in foreign exchange rates in recent years, including rates between the Korean Won and the U.S. dollar, between the Korean Won and the Chinese Yuan and between the Korean Won and the Japanese Yen. To the extent that we incur costs in one currency and make sales in another, our profit margins may be affected by changes in the exchange rates between the two currencies.

Our sales of display panels are denominated mainly in U.S. dollars, whereas our purchases of raw materials are denominated mainly in U.S. dollars, Japanese Yen and Chinese Yuan. Our expenditures on capital equipment are primarily denominated in Korean Won, U.S. dollars, Chinese Yuan and Japanese Yen. Accordingly, fluctuations in exchange rates, in particular between the U.S. dollar and the Korean Won, between the Japanese Yen and the Korean Won as well as between the Chinese Yuan and the Korean Won, affect our pre-tax income, and in recent years, the value of the Won relative to the U.S. dollar, Chinese Yuan and Japanese Yen has fluctuated widely. Although a depreciation of the Korean Won against the U.S. dollar increases the Korean Won value of our export sales and enhances the price-competitiveness of our products in foreign markets in U.S. dollar terms, it also increases the cost of imported raw materials and components in Korean Won terms and our cost in Korean Won of servicing our U.S. dollar denominated debt. A depreciation of the Korean Won against the Chinese Yuan or Japanese Yen increases the Korean Won cost of our Chinese Yuan- or Japanese Yen-denominated purchases of equipment, raw materials or components, as applicable, but has relatively little impact on our sales as most of our sales are denominated in U.S. dollars. In addition, continued exchange rate volatility may also result in foreign exchange losses for us. Although a depreciation of the Korean Won against the U.S. dollar, in general, has a net positive impact on our results of operations that more than offsets the net negative impact caused by a depreciation of the Korean Won against the Chinese Yuan or Japanese Yen, we cannot provide assurance that the exchange rate of the Korean Won against foreign currencies will not be subject to significant fluctuations, or that the impact of such fluctuations will not adversely affect the results of our operations.

(8)	Impairment Loss

The carrying amounts of our non-financial assets, other than assets arising from employee benefits, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

As of the end of the reporting period, our CGUs consist of the “Display CGU,” “Display (Large OLED) CGU” and “Display (AD PO) CGU”. We review for any indication of impairment (or reversal thereof) regarding our CGUs on an annual basis, and with respect to the Display (AD PO) CGU and the Display (Large OLED) CGU, for which we recognized impairment losses in 2019 and 2022, respectively, we did not test for impairment as we did not identify any indication of impairment (or reversal thereof) during the reporting period. With respect to the Display CGU, we identified an indication of impairment and have tested for impairment during the reporting period.

Impairment tests were reviewed and evaluated by third parties in accordance with applicable standards and procedures. As a result of such tests, we did not recognize any impairment loss with respect to the Display CGU, as its recoverable amount exceeded its book value by ~~W~~975 million. See Note 10(4) of the notes to our consolidated annual financial statements included elsewhere in this report for further information regarding our impairment loss.

(9)	Changes in Organization and Business Reorganization

In order to secure the fundamental competitiveness of our businesses and to seek sustainable growth, we are accelerating the transition of our business focus to the OLED business, while simultaneously pursuing activities to restructure our TFT-LCD business. In particular, we are in the process of forming an optimal business structure tailored to our future business through efficient human resources management and activities geared to achieve innovative enhancement of our personnel structure in order to improve our cost structure. From the overall organizational level, we established an organizational structure geared towards providing value innovations to customers, and we are in the process of changing the organizational structure and reorganizing our business units in order to achieve differentiated competitive strengths and enhanced profitability of our OLED business.

D.	Liquidity and capital resources

(1)	Liquidity

Our main source for the procurement of funds include operations and financing activities. As of December 31, 2022 and 2023, our cash and cash equivalents amounted to ~~W~~1,825 billion and ~~W~~2,258 billion, respectively. Short-term deposits in banks decreased by ~~W~~817 billion from ~~W~~1,723 billion as of December 31, 2022 to ~~W~~906 billion as of December 31, 2023 mainly due to a decrease in our subsidiaries’ restricted cash deposits as collateral for borrowing purposes.

Our primary use of cash has been to fund capital expenditures related to the expansion and improvement of our production capacity with respect to existing and newly developed products, including the construction and ramping-up of new, or in certain cases, expansion or conversion of existing, fabrication facilities and production lines and the acquisition of new equipment. We also use cash flows from operations for our working capital requirements and servicing our debt payments. We expect our cash requirements for 2024 to be primarily for capital expenditures and repayment of maturing debt.

The details of the consolidated cash and cash equivalents and deposits in banks as of December 31, 2022 and 2023 are as follows:

(Unit: in millions of won)

Description	2023	2022
Current assets
Cash and cash equivalents
Cash	3	1,076
Demand deposits	2,257,519	1,823,573
Deposits in banks
Time deposits	900	267,163
Restricted cash (1)	905,071	1,455,444

Total current assets	3,163,493	3,547,256

Non-current assets
Deposits in banks
Restricted cash (1)	11	11

Total	3,163,504	3,547,267

(1)	Restricted cash includes mutual growth fund to aid LG Group’s suppliers as well as our and our subsidiaries’ restricted cash deposits as collateral for borrowing purposes and others.

As of December 31, 2022, our current assets and current liabilities amounted to ~~W~~9,444 billion and ~~W~~13,962 billion, respectively, resulting in a working capital of ~~W~~(4,518) billion. As of December 31, 2023, our current assets and current liabilities amounted to ~~W~~9,503 billion and ~~W~~13,885 billion, respectively, resulting in a working capital of ~~W~~(4,382) billion.

(Unit: in millions of won)

Description	2023	2022	Changes
			Amount	Percentage
Current assets	9,503,186	9,444,035	59,151	0.6%
Current liabilities	13,885,028	13,961,520	(76,492)	(0.5)%
Net current assets	(4,381,842)	(4,517,485)	135,643	3.0%

We have established short-, mid- and long-term management strategies to continually monitor our cash flows. In addition, we have a sufficient level of cash and cash-equivalent assets to respond to unexpected liquidity risks in the future. In addition, in order to secure additional cash equivalents assets against potential liquidity risk situations, we have established, and proactively operate, a liquidity management system through securitization of receivables and increased borrowing capacity from financial institutions.

(2)	Financial liabilities and capital resources

We are subject to financial and other covenants, including maintenance of credit ratings and terms related to specific financial items such as financial ratios, under certain of our debt obligations. If we experience an event of default due to our failure to comply with the applicable covenants, the principal amount and interest of our debt instruments may be subject to early repayment.

As of December 31, 2023, we are in compliance with the terms of our debt instruments, and our financial liabilities and capital resources are as follows:

(a)	Financial liabilities

Our financial liabilities amounted to ~~W~~16,702 billion as of December 31, 2023, representing an increase of ~~W~~1,591 billion from 2022. Such increase was mainly attributable to increased borrowing to raise funds for investment in our facilities and working capital.

(Unit: in millions of won)

Description	2023	2022
Current financial liabilities
Short-term borrowings	1,875,635	2,578,552
Current portion of long-term borrowings	2,934,693	2,538,917
Current portion of bonds	369,716	316,648
Derivatives (*)	26,193	14,443
Derivatives (designated for fair value hedging) (**)	7,392	—
Lease liabilities	48,666	40,694
Sub-total	5,262,295	5,489,254
Non-current financial liabilities
Long-term borrowings	10,230,658	8,425,195
Bonds	1,118,427	1,132,098
Derivatives (*)	37,333	32,965
Derivatives (designated for fair value hedging) (**)	28,660	—
Lease liabilities	24,698	32,094

Sub-total	11,439,776	9,622,352

Total	16,702,071	15,111,606

(*)

Represents derivatives that have not been recognized as hedging instruments and have resulted from currency interest rate swap contracts entered into in order to manage risks arising from foreign currency-denominated borrowings and foreign currency-denominated bonds.

(**)

Represents derivatives that have been recognized as hedging instruments and have resulted from currency forward contracts entered into in order to manage risks arising from foreign currency-denominated sales.

(b)	Capital resources

Set forth below are the details of our procurement of funds as of December 31, 2023.

(Unit: In millions of Won)

Type	Currency	Lender	Longest Maturity	Interest rate as of December 31, 2023 (%)	2023	2022
Short-term borrowings	Korean Won	KEB Hana Bank, etc.	November 2024	4.74~6.95	850,000	810,000
	Foreign currency	Standard Chartered Bank Singapore, etc.	December 2024	3.40~6.61	1,025,635	1,768,552
Long-term borrowings	Korean Won	Korea Development Bank, etc.	December 2028	1.90~7.50	4,490,967	2,986,102
	Foreign currency	KEB Hana Bank, etc.	July 2029	1.82~8.60	8,674,384	7,978,010
Bonds	Korean Won	Unsecured Public Offering	February 2027	2.29~3.66	1,025,000	1,215,000
		Unsecured Private Offering	January 2026	7.20~7.25	337,000	110,000
	Foreign currency	Unsecured Private Offering	April 2026	7.29	128,940	126,730
		Less: original issue discount			(2,797)	(2,984)

		Total			16,529,129	14,991,410

Set forth below are the cash flows on our borrowings by maturity, including interest payable thereon. We do not expect that such cash outflows will occur materially earlier than, or be materially different in amounts from, as indicated below.

(Unit: In millions of Won or millions of other currency)

Categories	Book value	Contractual cash flows
		Total	Within 6 months	6~12 months	1~2 years	2~5 years	Over 5 years
Borrowings	15,040,986	16,309,036	3,534,173	1,900,982	6,231,118	4,397,095	245,668
Bonds	1,488,143	1,597,741	111,169	319,011	642,996	524,565	0

Total	16,529,129	17,906,777	3,645,342	2,219,993	6,874,114	4,921,660	245,668

(3)	Cash usage

Our management constantly monitors our working capital, and we have been funding our cash requirements from cash flows from operations and debt financing. As of December 31, 2023, we believe that we have sufficient working capital for our present requirements.

Our ability to satisfy our cash requirements from cash flows from operations and financing activities will be affected by our ability to maintain and improve our margins and, in the case of external financing, market conditions, which in turn may be affected by several factors outside of our control. Therefore, we re-evaluate our capital requirements regularly in light of our cash flows from operations, the progress of our expansion plans and market conditions. To the extent that we do not generate sufficient cash flows from our operations to meet our capital requirements, we may rely on other financing activities, such as external long-term borrowings and securities offerings, including the issuance of equity, equity-linked and other debt securities.

On December 18, 2023, we resolved to conduct a paid-in capital increase to enhance the competitiveness of our OLED business, establish a stronger foundation for sustainable growth and reinforce our financial stability. We are issuing 142,184,300 common shares at an offering price of ~~W~~9,090 per share, and the expected gross proceeds from such paid-in capital increase will be used as funds for facility investment, working capital and debt repayment. Following the completion of paid-in capital increase in March 2024, the total number of our issued common shares will increase to 500,000,000 shares.

Our net cash provided by operating activities amounted to ~~W~~3,011 billion in 2022 and ~~W~~1,683 billion in 2023. The decrease in net cash provided by operating activities in 2023 compared to 2022 was mainly attributable to a decrease in cash collected from our customers primarily as result of a decrease in our sales revenue.

Our net cash used in investing activities amounted to ~~W~~6,700 billion in 2022 and ~~W~~2,589 billion in 2023. Net cash used in investing activities were primarily in relation to the construction of our new facilities and the expansion and conversion of our existing production facilities, which amounted to ~~W~~5,079 billion in 2022 and ~~W~~3,483 billion in 2023.

Such amounts in turn primarily reflected the substantial capital expenditures we have made in connection with investments in order-based businesses, including the on-going expansion of our plastic OLED-focused production facility and IT panel production facilities, as well as capital investments in the ordinary course. In 2024, we will continue to prioritize financial stability, focusing on making essential capital investments in the ordinary course and investments relating to our order-based businesses, and we expect that our total capital expenditures will be lower compared to 2022. We intend to fund our capital requirements associated with our expansion and construction projects with cash flows from operations and financing activities, such as external long-term borrowings. However, our overall expenditure levels and our allocation among projects are subject to many uncertainties, including the general economic conditions, fiscal policies, government regulations and competitive landscape.

Our net cash provided by financing activities amounted to ~~W~~1,946 billion in 2022 and ~~W~~1,351 billion in 2023. The net cash provided by financing activities in 2022 and 2023 primarily reflect borrowings incurred and repaid during such periods.

(Unit: In millions of Won)

Description	2023	2022	Changes
Net cash provided by operating activities	1,682,748	3,011,020	(1,328,272)
Net cash used in investing activities	(2,589,336)	(6,700,169)	4,110,833
Net cash provided by financing activities	1,350,863	1,946,024	(595,161)
Cash and cash equivalents at December 31	2,257,522	1,824,649	432,873

15.	Board of Directors

A.	Members of the board of directors

As of December 31, 2023, our board of directors consisted of two non-outside directors, one non-standing director and four outside directors.

(As of December 31, 2023)

Name	Position	Primary responsibility
James (Hoyoung) Jeong (1)	Representative Director (non-outside)	Chairman of board of directors
Sung Hyun Kim	Director (non-outside), Chief Financial Officer and Senior Vice President	Overall head of finances
Beom Jong Ha	Non-standing Director	Related to the overall management
Doocheol Moon	Outside Director	Related to the overall management
Chung Hae Kang	Outside Director	Related to the overall management
Jungsuk Oh (1)	Outside Director	Related to the overall management
Sang-Hee Park (1)	Outside Director	Related to the overall management

(1)

At the annual general meeting of shareholders held on March 21, 2023, James (Hoyoung) Jeong was reappointed as a non-outside director, and Jungsuk Oh and Sang-Hee Park were newly appointed as outside directors.

B.	Committees of the board of directors

We have the following committees that serve under our board of directors: Management Committee, Outside Director Nomination Committee, Audit Committee, ESG Committee and Related Party Transaction Committee.

As of December 31, 2023, the Management Committee consisted of two non-outside directors, James (Hoyoung) Jeong (Chairman) and Sung Hyun Kim.

As of December 31, 2023, the composition of the Outside Director Nomination Committee was as follows.

(As of March 21, 2023)

Committee	Composition	Members(1)
Outside Director Nomination Committee	1 non-standing director and 2 outside directors	Beom Jong Ha, Chung Hae Kang and Jungsuk Oh
(1)	Beom Jong Ha, Chung Hae Kang and Jungsuk Oh were each appointed as a member of the outside director nomination committee of the board of directors at the board of directors’ meeting on March 21, 2023.

As of December 31, 2023, the composition of the Audit Committee was as follows.

(As of December 31, 2023)

Committee	Composition	Members(1)
Audit Committee	4 outside directors	Doocheol Moon (Chairperson), Chung Hae Kang, Jungsuk Oh and Sang-Hee Park

(1)	Jungsuk Oh and Sang-Hee Park were each newly appointed as an outside director and a member of the Audit Committee on March 21, 2023.

As of December 31, 2023, the composition of the ESG Committee was as follows.

(As of December 31, 2023)

Committee	Composition	Members(1)
ESG Committee	1 non-outside director and 4 outside directors	Doocheol Moon (Chairperson), Chung Hae Kang, Jungsuk Oh, Sang-Hee Park and James (Hoyoung) Jeong
(1)	James (Hoyoung) Jeong, Jungsuk Oh and Sang-Hee Park were nominated as members of the committee on March 21, 2023.

As of December 31, 2023, the composition of the Related Party Transaction Committee was as follows.

(As of December 31, 2023)

Committee	Composition	Members(1)
Related Party Transaction Committee	1 non-outside director and 3 outside directors	Chung Hae Kang (Chairperson), Jungsuk Oh, Doocheol Moon and Sung Hyun Kim
(1)	Doocheol Moon and Jungsuk Oh were nominated as members of the committee on March 21, 2023.

C.	Independence of directors

Directors are appointed in accordance with the procedures of the Commercial Act and other relevant laws and regulations. Our board of directors is independent as four out of the seven directors that comprise the board are outside directors. Outside directors candidates are nominated for appointment at a shareholders’ meeting after undergoing rigorous review by the Outside Director Nomination Committee.

16.	Information Regarding Shares

A.	Total number of shares

(1)	Total number of shares authorized to be issued (as of December 31, 2023): 500,000,000 shares.

(2)	Total shares issued and outstanding (as of December 31, 2023): 357,815,700 shares.

B.	Shareholder list

(1)	Largest shareholder and related parties as of December 31, 2023:

Name	Relationship	Number of shares of common stock	Equity interest
LG Electronics	Largest shareholder	135,625,000	37.90%
James (Hoyoung) Jeong	Registered director of member company	15,000	0.00%

(2)	Shareholders who are known to us that own 5% or more of our shares as of December 31, 2023:

Beneficial owner	Number of shares of common stock	Equity interest
LG Electronics	135,625,000	37.90%

17.	Directors and Employees

A.	Directors

(1)	Remuneration for directors in 2023:

(Unit: person, in millions of Won)

Classification	No. of directors(1)	Amount paid(2)	Per capita average remuneration paid(3)
Non-outside directors	3	1,859	929
Outside directors who are not audit committee members	—	—	—
Outside directors who are audit committee members	4	368	92

Total	7	2,228	383

(1)	Number of directors as of December 31, 2023.
(2)

The total compensation is based on the income under the Income Tax Act (earned income, other income and retirement income, each in accordance with Article 20, 21, and 22 of such act, respectively). It includes the compensation for the new members of the board of directors. Among the directors, one non-standing director is not compensated.

(3)	Per capita average remuneration paid is calculated by using the sum of the average monthly remuneration paid in 2023 (excluding one non-standing director who is not compensated).

(2)	Standards of remuneration paid to non-outside and outside directors

•	Non-outside directors (excluding outside directors and audit committee members)

The remuneration system for non-outside directors consists of base salary, position salary and performance-related pay. The remuneration for non-outside directors is measured in accordance with the standards established by the board of directors (within the amount approved at the annual general meeting of shareholders), including the non-outside director’s position and job responsibilities.

•	Standards for base salary/position salary: relevant position and job responsibilities, among others

•	Standards for performance-related pay: financial performance of the company and achievement of individual management goals, among others

•	Outside directors, audit committee members and auditor

The remuneration for outside directors, audit committee members and auditor is measured in accordance with the standards established by the board of directors (within the amount approved at the annual general meeting of shareholders), including the individual’s job responsibilities, among others.

(3)	Remuneration for individual directors and audit committee members

•	Individual amount of remuneration paid in 2023 (among those paid over ~~W~~500 million per year)

(Unit: in millions of Won)

Name	Position	Total remuneration	Payment not included in total remuneration
James (Hoyoung) Jeong	Representative Director	1,407	—

•	Method of calculation

Name	Method of calculation
James (Hoyoung) Jeong

Total remuneration

•  ~~W~~1,407 million.

Salary

•  Base salary is set in accordance with the executive compensation regulations established by the board of directors. Monthly payments of ~~W~~65 million between January and December were made.

•  Position salary is calculated based on the significance of the position and responsibilities of the job. Monthly payments of ~~W~~52 million between January and December were made.

•  A total of ~~W~~2.9 million of welfare benefits were paid between January and December in accordance with welfare benefits standards.

(4)	Remuneration for the five highest paid individuals (among those paid over ~~W~~500 million per year)

•	Individual remuneration amount

(Unit: in millions of Won)

Name	Position	Total remuneration(1)	Payment not included in total remuneration
Chang Ho Oh	Former Vice President	1,635	—
James (Hoyoung) Jeong	Representative Director	1,407	—
Tae Seung Kim	Advisor	1,403	—
Won Ho Cho	Former Executive Officer	1,308	—
Jeom Jae Kim	Advisor	784	—

(1)	Calculated based on the total amount of remuneration for 2023.

•	Method of calculation

Name	Method of calculation
Chang Ho Oh(1)

Total remuneration(2)

•  ~~W~~1,635 million (consisting of ~~W~~116 million in salary and ~~W~~1,519 million in retirement pay).

Salary

•  Base salary is set in accordance with the executive compensation regulations established by the board of directors. Monthly payments of ~~W~~37.7 million between January and March were made.

•  A total of ~~W~~2.5 million of welfare benefits were paid between January and March in accordance with other welfare benefits standards.

Retirement pay

•  Retirement pay is calculated in accordance with the applicable provisions of our regulations on compensation for retiring executives and is evaluated by the duration of employment (14 years), monthly base salary at the time of retirement and payment rate per position (2.5 to 4.5%).

James (Hoyoung) Jeong

Total remuneration(2)

•  ~~W~~1,407 million (consisting of ~~W~~1,407 million in salary).

Salary

•  Base salary is set in accordance with the executive compensation regulations established by the board of directors. Monthly payments of ~~W~~65 million between January and December were made.

•  Position salary is calculated based on the significance of the position and responsibilities of the job. Monthly payments of ~~W~~52 million between January and December were made.

•  A total of ~~W~~2.9 million of welfare benefits were paid between January and December in accordance with other welfare benefits standards.

Tae Seung Kim(1)

Total remuneration(2)

•  ~~W~~1,403 million (consisting of ~~W~~298 million in salary and ~~W~~1,105 million in retirement pay).

Salary

•  Base salary is set in accordance with the executive compensation regulations established by the board of directors. Monthly payments of ~~W~~31.6 million between January and March and ~~W~~22.1 million between April and December were made.

•  A total of ~~W~~4.7 million of welfare benefits were paid between January and December in accordance with other welfare benefits standards.

Retirement pay

•  Retirement pay is calculated in accordance with the applicable provisions of our regulations on compensation for retiring executives and is evaluated by the duration of employment (13 years), monthly base salary at the time of retirement and payment rate per position (2.5 to 4.5%).

Won Ho Cho(1)

Total remuneration(2)

•  ~~W~~1,308 million (consisting of ~~W~~100 million in salary and ~~W~~1,208 million in retirement pay).

Salary

•  Base salary is set in accordance with the executive compensation regulations established by the board of directors. Monthly payments of ~~W~~31.6 million between January and March were made.

•  A total of ~~W~~5.5 million of welfare benefits were paid between January and March in accordance with other welfare benefits standards.

Retirement pay

•  Retirement pay is calculated in accordance with the applicable provisions of our regulations on compensation for retiring executives and is evaluated by the duration of employment (14 years), monthly base salary at the time of retirement and payment rate per position (2.5 to 4.5%).

Jeom Jae Kim(1)

Total remuneration(2)

•  ~~W~~784 million (consisting of ~~W~~227 million in salary and ~~W~~557 million in retirement pay).

Salary

•  Base salary is set in accordance with the executive compensation regulations established by the board of directors. Monthly payments of ~~W~~24 million between January and March and ~~W~~16.8 million between April and December were made.

•  A total of ~~W~~3.7 million of welfare benefits were paid between January and December in accordance with other welfare benefits standards.

Retirement pay

•  Retirement pay is calculated in accordance with the applicable provisions of our regulations on compensation for retiring executives and is evaluated by the duration of employment (9 years), monthly base salary at the time of retirement and payment rate per position (2.5 to 4.5%).

(1)	Mssrs. Chang Ho Oh (former vice president), Won Ho Cho (former executive officer), Tae Seung Kim and Jeom Jae Kim (advisors) retired from our company effective as of March 31, 2023.
(2)	Calculated based on the total amount of remuneration for 2023.

(5)	Stock options

•	Not applicable.

B.	Employees

As of December 31, 2023, we had 27,791 employees (excluding our directors). On average, our male employees have served 13.1 years and our female employees have served 10.8 years. The total amount of salary paid to our employees for 2023 based on income tax statements submitted to the Korean tax authority in accordance with Article 20 of the Income Tax Act was ~~W~~1,983,821 million for our male employees and ~~W~~285,417 million for our female employees. The following table provides details of our employees as of December 31, 2023:

(Unit: person, in millions of Won, year)

	Number of employees(1)	Total salary in 2023(2)(3)(4)	Average salary per capita(5)	Average years of service
Male	23,221	1,983,821	83	13
Female	4,570	285,417	61	11

Total	27,791	2,269,238	80	13

(1)	Includes part-time employees hired for temporary needs or to serve as temporary replacements for employees on parental leave.
(2)

Welfare benefits and retirement expenses have been excluded. Total welfare benefit provided to our employees for 2023 was ~~W~~422,696 million and the per capita welfare benefit provided was ~~W~~15.2 million.

(3)	Based on income tax statements, which are submitted to the Korean tax authority in accordance with Article 20 of the Income Tax Act.
(4)	Includes incentive payments to employees who have transferred from our affiliated companies.
(5)	Calculated using the sum of the average monthly salary.

C.	Remuneration for executive officers (excluding directors)

(Unit: person, in millions of Won)

Number of executive officers	Total salary in 2023	Average salary per capita(1)
93	35,514	366

(1)	Calculated using the sum of the average monthly salary.

18.	Other Matters

A.	Legal proceedings

We are a defendant in two separate civil lawsuits (comprising one damages claim in the United Kingdom filed by private plaintiffs and one damages claim in Israel filed by private plaintiffs) filed against us and certain other TFT-LCD panel manufacturers in connection with alleged anticompetitive behavior of the defendants. In each of these cases, the amount being sought has not been determined. The trial for the case in the United Kingdom was completed and the court’s ruling is expected in early 2024, but no trial has been scheduled for the case in Israel. While the expected outcome of each of these cases is unclear, we do not believe that any of these cases would have a material effect on our financial conditions.

B.	Status of collateral pledged to related party

On March 27, 2023, the Board of Directors resolved to borrow ~~W~~1 trillion from our largest shareholder, LG Electronics, in order to strengthen the competitiveness of our OLED business as well as for working capital purposes, and withdrew ~~W~~650 billion of the principal amount of such borrowing on March 30, 2023 and the remaining ~~W~~350 billion on April 20, 2023. The repayment terms provide for a two-year grace period followed by a one-year repayment period in installments with an interest rate of 6.06%. In addition, we pledged certain of our land and buildings equivalent to the sum of the principal and interest amount as collateral for such borrowing.

Moreover, deposits in the amount of CNY4,337 million (equivalent to the maximum amount of ~~W~~784.3 billion) have been pledged as collateral by LG Display Nanjing Co., Ltd. in connection with our borrowings in the amount of USD 200 million and ~~W~~450 billion from Shinhan Bank and others.

C.	Material events subsequent to the reporting period

In accordance with the resolution adopted by our board of directors on December 18, 2023, we are currently conducting a paid-in capital increase through a share rights offering to existing shareholders and have determined January 26, 2024 as the record date for allocation of the share rights. The new shares shall initially be allocated to our existing shareholders and any unsubscribed shares resulting therefrom shall then be made available for subscription through a public offering in Korea. Upon subscription by our existing shareholders and public offering of any unsubscribed shares in early March, we plan to list 142,184,300 common shares on the KOSPI Market of the Korea Exchange on March 26, 2024. A description of the new shares to be issued through the paid-in capital increase is provided below.

(Unit: Won, Shares)

Type of Securities	Number of Securities	Par Value		Offering Price per Share		Total Offering Amount		Offering Method
Common shares	142,184,300	~~W~~	5,000	~~W~~	9,090	~~W~~	1,292,455,287,000	Rights offering to existing shareholders, followed by a public offering of unsubscribed shares, if any

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To the Shareholders and Board of Directors

LG Display Co., Ltd.:

Opinion

We have audited the accompanying consolidated financial statements of LG Display Co., Ltd. and its subsidiaries (the “Group”), which comprise the consolidated statements of financial position of the Group as of December 31, 2023 and 2022, the related consolidated statements of comprehensive loss, changes in equity and cash flows for the years then ended, and notes to the consolidated financial statements comprising material accounting policies and other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2023 and 2022, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

We also have audited, in accordance with the Korean Standards on Auditing, the Group’s Internal Control over Financial Reporting for Consolidation Purposes as of December 31, 2023, based on criteria established in Conceptual Framework for Designing and Operating Internal Control over Financial Reporting issued by the Operating Committee of Internal Control over Financial Reporting in Korea, and our report dated March 7, 2024 expressed an unmodified opinion on the effectiveness of the Group’s internal control over financial reporting for consolidation purposes.

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements as of and for the year ended December 31, 2023. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a consolidated opinion on these matters.

(i) Impairment assessment for Display CGU

As discussed in Notes 3(l)(ii), and 10(d) to the consolidated financial statements, the Group’s non-financial assets which consist of property, plant and equipment and intangible assets amount to ~~W~~21,974,287 million as of December 31, 2023. As a result of the annual impairment assessment for Display CGU to which goodwill is allocated, the Group concluded that recoverable amount exceeds the carrying amount.

The recoverable amount used by the Group in impairment assessment of the Display CGU is value in use based on discounted cash flow model. Revenue and operating expenditures for the forecast period and discount rate used to estimate value in use for impairment assessment of Display CGU involve significant judgement and minor changes to those assumptions would have a significant effect on the results of the Group’s impairment assessment of Display CGU. Therefore, we identified impairment assessment for Display CGU as a key audit matter.

The following are the primary procedures we performed to address this key audit matter.

•

We evaluated the design and tested the operating effectiveness of certain internal controls related to the Group’s non-financial assets impairment assessment process and development of revenue and operating expenditures forecasts and discount rate assumption for Display CGU.

•	For the impairment assessment of Display CGU, we compared the Group’s historical revenue and operating expenditures forecasts to actual results to assess the Group’s ability to reliably forecast.

•	We evaluated the revenue and operating expenditures forecasts used to determine the value in use by comparison with the financial budgets approved by the board of directors.

•

We performed sensitivity analysis over discount rate assumption used to estimate value in use for impairment assessment of Display CGU to assess the impact of changes in that assumption on the Group’s impairment assessment.

•	We involved our valuation professionals with specialized skills and knowledge who assisted us in the following:

•	testing discount rate by comparing it against independently developed rate using publicly available market data for comparable entities; and

•	testing revenue and operating expenditures forecasts by comparing them against industry reports and historical performance of the Group.

(ii) Assessment of recognition of deferred tax assets

As discussed in Notes 3(t) and 25 to the consolidated financial statements, the deferred tax assets are recognized to the extent that it is probable that future taxable income will be available against which the deductible temporary differences, unused tax losses and unrecognized tax credit carryforwards can be utilized. The Group had ~~W~~3,797,057 million of deferred tax assets and ~~W~~869,364 million of unrecognized tax credit carryforwards, as of December 31, 2023, primarily related to Korea.

We identified the assessment of the recognition of deferred tax assets as a key audit matter because it involves high degree of subjective management judgment in estimating future taxable profits over the periods in which the above mentioned differences become deductible and within the periods before the unused tax losses and tax credit carryforwards expire. The subjectivity is primarily driven by the Group’s assumptions in revenue and operating expenditures, which are used to estimate the forecasted taxable income in the future.

The following are the primary procedures we performed to address the key audit matter.

•

We evaluated the design and tested the operating effectiveness of certain internal control related to the Group’s deferred tax assets recognition process, including control related to the development of assumptions in determining the future taxable income for each year.

•

We analyzed the Group’s estimates of future taxable income, including analyzing the Group’s forecasted revenue and operating expenditures by comparing them with the financial budgets approved by the Board of Directors and historical performance.

•	We compared the forecasts of taxable income and utilization of tax credit carryforwards made in 2022 with the actual results in 2023 to assess the Group’s ability to reliably forecast.

•	We evaluated the Group’s assessment on the history of realizing deferred tax assets in connection with the unused tax losses carryforwards.

Other matter

The procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing these consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether these consolidated financial statements as a whole are free from material misstatements, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. ‘Reasonable assurance’ is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, then we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditors’ report is In Hye Kang.

KPMG Samjong Accounting Corp.

Seoul, Korea

March 7, 2024

This report is effective as of March 7, 2024, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2023 and 2022

(In millions of won)	Note	December 31, 2023		December 31, 2022

Assets
Cash and cash equivalents	4, 27	~~W~~	2,257,522	1,824,649
Deposits in banks	4, 27		905,971	1,722,607
Trade accounts and notes receivable, net	5, 15, 27, 30		3,218,093	2,358,914
Other accounts receivable, net	5, 27		126,985	169,426
Other current financial assets	6, 27, 28		168,623	165,355
Inventories	7		2,527,728	2,872,918
Prepaid income taxes			44,505	5,275
Other current assets	5		253,759	324,891

Total current assets			9,503,186	9,444,035
Deposits in banks	4, 27		11	11
Investments in equity accounted investees	8		84,329	109,119
Other non-current financial assets	6, 27, 28		173,626	289,098
Property, plant and equipment, net	9, 18, 28		20,200,332	20,946,933
Intangible assets, net	10, 18		1,773,955	1,752,957
Investment Property	11, 28		32,995	28,269
Deferred tax assets	25		3,562,861	2,645,077
Defined benefits assets, net	13		407,438	447,521
Other non-current assets			20,565	22,999

Total non-current assets			26,256,112	26,241,984

Total assets		~~W~~	35,759,298	35,686,019

Liabilities
Trade accounts and notes payable	27, 30	~~W~~	4,175,064	4,061,684
Current financial liabilities	12, 27, 28, 29		5,262,295	5,489,254
Other accounts payable	27		2,918,903	3,242,929
Accrued expenses			648,949	729,193
Income tax payable			52,237	112,429
Provisions	14		117,676	173,322
Advances received	15, 27		625,838	65,069
Other current liabilities			84,066	87,640

Total current liabilities			13,885,028	13,961,520
Non-current financial liabilities	12, 27, 28, 29, 30		11,439,776	9,622,352
Non-current provisions	14		63,805	86,157
Defined benefit liabilities, net	13		1,559	1,531
Long-term advances received	15, 27		967,050	—
Deferred tax liabilities	25		2,069	4,346
Other non-current liabilities	27		629,467	690,886

Total non-current liabilities			13,103,726	10,405,272

Total liabilities			26,988,754	24,366,792

Equity
Share capital	16		1,789,079	1,789,079
Share premium	16		2,251,113	2,251,113
Retained earnings			2,676,014	5,359,769
Reserves	16		515,976	479,628

Total equity attributable to owners of the Controlling Company			7,232,182	9,879,589

Non-controlling interests			1,538,362	1,439,638

Total equity			8,770,544	11,319,227

Total liabilities and equity		~~W~~	35,759,298	35,686,019

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Loss

For the years ended December 31, 2023 and 2022

(In millions of won, except earnings per share)	Note	2023		2022

Revenue	17, 18, 30	~~W~~	21,330,819	26,151,781
Cost of sales	7, 19, 30		(20,985,643)	(25,027,703)

Gross profit			345,176	1,124,078
Selling expenses	19, 20		(575,785)	(895,602)
Administrative expenses	19, 20		(899,902)	(931,117)
Research and development expenses	19		(1,379,653)	(1,382,406)

Operating loss			(2,510,164)	(2,085,047)

Finance income	23		1,122,294	873,059
Finance costs	23		(1,634,534)	(966,363)
Other non-operating income	22		1,472,258	3,185,837
Other non-operating expenses	19, 22		(1,786,234)	(4,446,414)
Equity in income of equity accounted investees, net	8		(3,061)	5,558

Loss before income tax			(3,339,441)	(3,433,370)
Income tax benefit	24		(762,712)	(237,785)

Loss for the year			(2,576,729)	(3,195,585)

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	13, 24		49,817	122,361
Other comprehensive income from associates	8, 13, 24		170	32

			49,987	122,393
Items that are or may be reclassified to profit or loss
Foreign currency translation differences for foreign operations	24		23,143	(80,963)
Gain on valuation of derivative	16, 24		—	9,227
Other comprehensive loss from associates	8, 24		(2,824)	(9,710)

			20,319	(81,446)

Other comprehensive income (loss) for the year, net of income tax			70,306	40,947

Total comprehensive loss for the year		~~W~~	(2,506,423)	(3,154,638)

Loss attributable to:
Owners of the Controlling Company			(2,733,742)	(3,071,565)
Non-controlling interests			157,013	(124,020)

Loss for the year		~~W~~	(2,576,729)	(3,195,585)

Total comprehensive loss attributable to:
Owners of the Controlling Company			(2,647,407)	(3,006,686)
Non-controlling interests			140,984	(147,952)

Total comprehensive loss for the year		~~W~~	(2,506,423)	(3,154,638)

Loss per share (in won)
Basic loss per share	26	~~W~~	(7,640)	(8,584)
Diluted loss per share	26	~~W~~	(7,640)	(8,584)

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2023 and 2022

	Attributable to owners of the Controlling Company
	Share		Share	Retained			Non-controlling	Total
(In millions of won)	capital		premium	earnings	Reserves	Sub-total	interests	equity

Balances at January 1, 2022	~~W~~	1,789,079	2,251,113	8,541,521	537,142	13,118,855	1,643,646	14,762,501

Total comprehensive loss for the year
Loss for the year		—	—	(3,071,565)	—	(3,071,565)	(124,020)	(3,195,585)
Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities, net of tax		—	—	122,361	—	122,361	—	122,361
Foreign currency translation differences		—	—	—	(57,031)	(57,031)	(23,932)	(80,963)
Other comprehensive income (loss) from associates		—	—	32	(9,710)	(9,678)	—	(9,678)
Gain on valuation of derivative		—	—	—	9,227	9,227	—	9,227

Total other comprehensive income (loss)		—	—	122,393	(57,514)	64,879	(23,932)	40,947

Total comprehensive loss for the year	~~W~~	—	—	(2,949,172)	(57,514)	(3,006,686)	(147,952)	(3,154,638)

Transaction with owners, recognized directly in equity
Subsidiaries’ dividends distributed to non-controlling interests		—	—	—	—	—	(56,056)	(56,056)
Dividends		—	—	(232,580)	—	(232,580)	—	(232,580)

Total transaction with owners, recognized directly in equity		—	—	(232,580)	—	(232,580)	(56,056)	(288,636)

Balances at December 31, 2022	~~W~~	1,789,079	2,251,113	5,359,769	479,628	9,879,589	1,439,638	11,319,227

Balances at January 1, 2023	~~W~~	1,789,079	2,251,113	5,359,769	479,628	9,879,589	1,439,638	11,319,227

Total comprehensive income (loss) for the year
Profit (loss) for the year		—	—	(2,733,742)	—	(2,733,742)	157,013	(2,576,729)
Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities, net of tax		—	—	49,817	—	49,817	—	49,817
Foreign currency translation differences		—	—	—	39,172	39,172	(16,029)	23,143
Other comprehensive income (loss) from associates		—	—	170	(2,824)	(2,654)	—	(2,654)

Total other comprehensive income (loss)		—	—	49,987	36,348	86,335	(16,029)	70,306

Total comprehensive income (loss) for the year	~~W~~	—	—	(2,683,755)	36,348	(2,647,407)	140,984	(2,506,423)

Transaction with owners, recognized directly in equity
Subsidiaries’ dividends distributed to non-controlling interests		—	—	—	—	—	(42,260)	(42,260)

Balances at December 31, 2023	~~W~~	1,789,079	2,251,113	2,676,014	515,976	7,232,182	1,538,362	8,770,544

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2023 and 2022

(In millions of won)	Note	2023		2022

Cash flows from operating activities:
Loss for the year		~~W~~	(2,576,729)	(3,195,585)
Adjustments for:
Income tax benefit	24		(762,712)	(237,785)
Depreciation and amortization	9, 10, 11, 19		4,213,742	4,557,457
Gain on foreign currency translation			(313,378)	(702,144)
Loss on foreign currency translation			241,701	449,980
Expenses related to defined benefit plans	13		149,937	168,260
Gain on disposal of property, plant and equipment			(34,961)	(25,737)
Loss on disposal of property, plant and equipment			102,453	54,432
Impairment loss on property, plant and equipment			60,072	1,260,436
Reversal of impairment loss on property, plant and equipment			(7)	(3,181)
Gain on disposal of intangible assets			(1,989)	—
Loss on disposal of intangible assets			55	193
Impairment loss on intangible assets			54,833	136,372
Reversal of impairment loss on intangible assets			(242)	(1,975)
Impairment loss on investment property			—	7,736
Expense on increase of provisions			101,846	253,075
Finance income			(594,944)	(607,501)
Finance costs			1,162,598	781,205
Equity in income of equity method accounted investees, net	8		3,061	(5,558)
Other income			(7,030)	(1,681)
			4,375,035	6,083,584
Changes in:
Trade accounts and notes receivable			(1,013,938)	1,833,491
Other accounts receivable			32,173	(55,073)
Inventories			336,993	390,672
Lease receivables			7,204	7,684
Other current assets			92,983	435,838
Other non-current assets			1,151	(10,125)
Trade accounts and notes payable			323,548	(282,082)
Other accounts payable			(47,798)	(625,606)
Accrued expenses			(47,088)	(514,500)
Provisions			(179,969)	(259,969)
Advances received			(19,461)	(1,977)
Other current liabilities			(33,367)	(4,188)
Defined benefit liabilities, net			(45,123)	(381,405)
Long-term advances received			1,580,222	—
Other non-current liabilities			33,493	167,868

			1,021,023	700,628
Cash generated from operating activities			2,819,329	3,588,627
Income taxes paid			(290,102)	(153,969)
Interests received			144,402	77,219
Interests paid			(990,881)	(500,857)

Net cash provided by operating activities		~~W~~	1,682,748	3,011,020

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2023 and 2022

(In millions of won)	Note	2023		2022
Cash flows from investing activities:
Dividends received		~~W~~	15,200	4,461
Increase in deposits in banks			(943,166)	(1,769,668)
Proceeds from withdrawal of deposits in banks			1,785,231	756,267
Acquisition of financial assets at fair value through profit or loss			(4,615)	(27,100)
Proceeds from disposal of financial assets at fair value through profit or loss			546	412
Acquisition of financial assets at fair value through other comprehensive income			(3,000)	(3,934)
Proceeds from disposal of financial assets at fair value through other comprehensive income			2,671	3,547
Proceeds from disposal of investments in equity accounted investees			—	4,800
Acquisition of property, plant and equipment			(3,482,754)	(5,079,279)
Proceeds from disposal of property, plant and equipment			485,659	171,421
Acquisition of intangible assets			(672,076)	(830,583)
Proceeds from disposal of intangible assets			6,328	11,392
Asset-related government grants received			7,417	57,503
Proceeds from settlement of derivatives, net			178,610	49,145
Increase in short-term loans			—	(9,643)
Proceeds from collection of short-term loans			27,411	9,608
Increase in long-term loans			—	(54,033)
Increase in deposits			(3,992)	(2,676)
Decrease in deposits			4,535	6,727
Proceeds from disposal of other assets			6,659	1,464

Net cash used in investing activities			(2,589,336)	(6,700,169)

Cash flows from financing activities:	29
Proceeds from short-term borrowings			6,729,725	4,487,824
Repayments of short-term borrowings			(7,446,111)	(2,565,541)
Proceeds from issuance of bonds			469,266	443,230
Proceeds from long-term borrowings			4,765,524	4,165,508
Repayments of current portion of long-term borrowings and bonds			(3,059,960)	(4,209,915)
Payment of lease liabilities			(73,483)	(82,296)
Dividends paid			—	(232,580)
Subsidiaries’ dividends distributed to non-controlling interests			(34,098)	(60,206)

Net cash provided by financing activities			1,350,863	1,946,024

Net increase(decrease) in cash and cash equivalents			444,275	(1,743,125)
Cash and cash equivalents at January 1			1,824,649	3,541,597
Effect of exchange rate fluctuations on cash and cash equivalents			(11,402)	26,177

Cash and cash equivalents at December 31		~~W~~	2,257,522	1,824,649

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

1.	Reporting Entity

(a)	Description of the Controlling Company

LG Display Co., Ltd. (the “Controlling Company”) was incorporated in February 1985 and the Controlling Company is a public corporation listed in the Korea Exchange since 2004. The main business of the Controlling Company and its subsidiaries (the “Group”) is to manufacture and sell displays and its related products. As of December 31, 2023, the Group is operating Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China and Vietnam. The Controlling Company is domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. As of December 31, 2023, LG Electronics Inc., a major shareholder of the Controlling Company, owns 37.9% (135,625,000 shares) of the Controlling Company’s common stock.

The Controlling Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of December 31, 2023, there are 357,815,700 shares of common stock outstanding. The Controlling Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of December 31, 2023, there are 18,672,956 ADSs outstanding.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of December 31, 2023

(In millions)
Subsidiaries	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Capital stocks
LG Display America, Inc.	San Jose, U.S.A.	100%	December 31	September 24, 1999	Sell display products	USD 411
LG Display Germany GmbH	Eschborn, Germany	100%	December 31	October 15, 1999	Sell display products	EUR 1
LG Display Japan Co., Ltd.	Tokyo, Japan	100%	December 31	October 12, 1999	Sell display products	JPY 95
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	100%	December 31	April 12, 1999	Sell display products	TWD 116
LG Display Nanjing Co., Ltd.	Nanjing, China	100%	December 31	July 15, 2002	Manufacture display products	CNY 3,020
LG Display Shanghai Co., Ltd.	Shanghai, China	100%	December 31	January 16, 2003	Sell display products	CNY 4
LG Display Guangzhou Co., Ltd.	Guangzhou, China	100%	December 31	June 30, 2006	Manufacture display products	CNY 1,655
LG Display Shenzhen Co., Ltd.	Shenzhen, China	100%	December 31	July 27, 2007	Sell display products	CNY 4
LG Display Singapore Pte. Ltd.	Singapore	100%	December 31	November 4, 2008	Sell display products	USD 1
L&T Display Technology (Fujian) Limited	Fujian, China	51%	December 31	December 7, 2009	Manufacture and sell LCD module and LCD monitor sets	CNY 116
LG Display Yantai Co., Ltd.	Yantai, China	100%	December 31	March 17, 2010	Manufacture display products	CNY 1,008
Nanumnuri Co., Ltd.	Gumi, South Korea	100%	December 31	March 21, 2012	Provide janitorial services	KRW 800
LG Display (China) Co., Ltd.	Guangzhou, China	70%	December 31	December 10, 2012	Manufacture and sell display products	CNY 8,232
Unified Innovative Technology, LLC	Wilmington, U.S.A.	100%	December 31	March 12, 2014	Manage intellectual property	USD 9
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	100%	December 31	April 28, 2015	Sell display products	CNY 1
Global OLED Technology, LLC	Sterling, U.S.A.	100%	December 31	December 18, 2009	Manage OLED intellectual property	USD 138
LG Display Vietnam Haiphong Co., Ltd.	Haiphong, Vietnam	100%	December 31	May 5, 2016	Manufacture and sell display products	USD 600
Suzhou Lehui Display Co., Ltd.	Suzhou, China	100%	December 31	July 1, 2016	Manufacture and sell LCD module and LCD monitor sets	CNY 637
LG DISPLAY FUND I LLC(*)	Wilmington, U.S.A.	100%	December 31	May 1, 2018	Invest in venture business and acquire technologies	USD 75
LG Display High-Tech (China) Co., Ltd.	Guangzhou, China	70%	December 31	July 11, 2018	Manufacture and sell display products	CNY 15,600

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

1.	Reporting Entity, Continued

(*)

For the year ended December 31, 2023, the Controlling Company contributed ~~W~~5,839 million in cash for the capital increase of LG DISPLAY FUND I LLC. There was no change in the Controlling Company’s percentage of ownership in LG DISPLAY FUND I LLC as a result of this additional investment.

In addition to the above subsidiaries, the Controlling Company has invested ~~W~~92,900 million in MMT (Money Market Trust), which is controlled by the Controlling Company.

(c)	Summary of financial information of subsidiaries as of and for the years ended December 31, 2023 and 2022 is as follows:

(In millions of won)	December 31, 2023				2023
Subsidiaries	Total assets		Total liabilities	Total shareholders’ equity	Sales	Net income (loss)
LG Display America, Inc.	~~W~~	1,872,996	1,826,784	46,212	11,952,787	9,789
LG Display Germany GmbH		315,096	286,596	28,500	1,247,796	2,321
LG Display Japan Co., Ltd.		157,279	145,709	11,570	913,462	3,932
LG Display Taiwan Co., Ltd.		265,810	242,463	23,347	1,697,729	(1,744)
LG Display Nanjing Co., Ltd.		3,731,464	2,986,076	745,388	1,764,307	85,121
LG Display Shanghai Co., Ltd.		334,278	314,805	19,473	797,516	3,822
LG Display Guangzhou Co., Ltd.		3,820,218	3,306,879	513,339	2,144,773	96,945
LG Display Shenzhen Co., Ltd.		97,514	85,518	11,996	453,174	1,735
LG Display Singapore Pte. Ltd.		760,769	741,604	19,165	1,147,311	3,689
L&T Display Technology (Fujian) Limited		309,340	221,293	88,047	960,302	25,079
LG Display Yantai Co., Ltd.		539,791	184,568	355,223	373,916	100,982
Nanumnuri Co., Ltd.		5,606	3,585	2,021	26,110	594
LG Display (China) Co., Ltd.		2,410,130	275,824	2,134,306	1,145,472	108,801
Unified Innovative Technology, LLC		1,093	—	1,093	—	(1,043)
LG Display Guangzhou Trading Co., Ltd.		2,341,100	2,291,500	49,600	457,404	15,016
Global OLED Technology, LLC		40,786	3,576	37,210	3,861	(10,838)
LG Display Vietnam Haiphong Co., Ltd.		5,918,634	4,614,173	1,304,461	2,773,046	159,089
Suzhou Lehui Display Co., Ltd.		284,364	115,169	169,195	414,537	7,739
LG DISPLAY FUND I LLC		82,099	14	82,085	—	(9,332)
LG Display High-Tech (China) Co., Ltd.		6,417,671	3,565,229	2,852,442	2,432,838	374,836

	~~W~~	29,706,038	21,211,365	8,494,673	30,706,341	976,533

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

1.	Reporting Entity, Continued

(In millions of won)	December 31, 2022				2022
Subsidiaries	Total assets		Total liabilities	Total shareholders’ equity	Sales	Net income (loss)
LG Display America, Inc.	~~W~~	1,240,164	1,204,010	36,154	13,071,380	8,040
LG Display Germany GmbH		390,689	364,332	26,357	1,786,103	7,724
LG Display Japan Co., Ltd.		161,437	153,479	7,958	1,740,626	1,766
LG Display Taiwan Co., Ltd.		286,732	261,987	24,745	2,061,856	3,298
LG Display Nanjing Co., Ltd.		3,090,527	2,019,251	1,071,276	2,004,475	135,412
LG Display Shanghai Co., Ltd.		270,677	254,918	15,759	736,004	2,982
LG Display Guangzhou Co., Ltd.		3,912,242	2,497,036	1,415,206	3,063,485	143,464
LG Display Shenzhen Co., Ltd.		131,443	121,142	10,301	886,333	3,753
LG Display Singapore Pte. Ltd.		855,851	840,675	15,176	1,859,992	5,451
L&T Display Technology (Fujian) Limited		284,586	204,320	80,266	1,358,301	9,897
LG Display Yantai Co., Ltd.		788,047	201,087	586,960	487,990	119,160
Nanumnuri Co., Ltd.		5,088	3,661	1,427	25,507	194
LG Display (China) Co., Ltd.		2,491,887	337,994	2,153,893	1,921,939	133,486
Unified Innovative Technology, LLC		2,094	7	2,087	—	(927)
LG Display Guangzhou Trading Co., Ltd.		1,308,767	1,278,500	30,267	593,539	20,975
Global OLED Technology, LLC		51,884	4,877	47,007	9,268	(7,828)
LG Display Vietnam Haiphong Co., Ltd.		4,911,791	3,781,985	1,129,806	2,672,155	112,167
Suzhou Lehui Display Co., Ltd.		248,701	86,554	162,147	621,616	16,031
LG DISPLAY FUND I LLC		84,106	27	84,079	—	5,487
LG Display High-Tech (China) Co., Ltd.		5,658,548	3,143,290	2,515,258	2,766,043	(561,016)

	~~W~~	26,175,261	16,759,132	9,416,129	37,666,612	159,516

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

1.	Reporting Entity, Continued

(d)	Information of subsidiaries (before elimination of intercompany transactions) which have significant non-controlling interests as of and for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023
	LG Display (China) Co., Ltd.		LG Display High-Tech (China) Co., Ltd.
Percentage of ownership in non-controlling interest (%)		30	30
Current assets	~~W~~	1,908,790	3,796,310
Non-current assets		501,340	2,621,361
Current liabilities		275,264	978,596
Non-current liabilities		560	2,586,633
Net assets		2,134,306	2,852,442
Book value of non-controlling interests		640,322	854,346
Revenue	~~W~~	1,145,472	2,432,838
Profit for the year		108,801	374,836
Profit attributable to non-controlling interests		32,640	112,451
Cash flows from operating activities	~~W~~	426,643	777,354
Cash flows from investing activities		(225,456)	(979,167)
Cash flows from financing activities		(153,664)	365,898
Effect of exchange rate fluctuations on cash held		(972)	(3,571)
Net increase in cash and cash equivalents		46,551	160,514
Cash and cash equivalents at January 1		25,544	153,561
Cash and cash equivalents at December 31		72,095	314,075
Dividends distributed to non-controlling interests	~~W~~	34,098	—

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

1.	Reporting Entity, Continued

(In millions of won)
	2022
	LG Display (China) Co., Ltd.		LG Display High-Tech (China) Co., Ltd.
Percentage of ownership in non-controlling interest (%)		30	30
Current assets	~~W~~	1,916,867	2,112,295
Non-current assets		575,020	3,546,253
Current liabilities		336,575	820,041
Non-current liabilities		1,419	2,323,249
Net assets		2,153,893	2,515,258
Book value of non-controlling interests		646,199	753,191
Revenue	~~W~~	1,921,939	2,766,043
Profit(Loss) for the year		133,486	(561,016)
Profit(Loss) attributable to non-controlling interests		39,981	(168,474)
Cash flows from operating activities	~~W~~	486,103	153,043
Cash flows from investing activities		(371,454)	424,405
Cash flows from financing activities		(223,222)	(455,746)
Effect of exchange rate fluctuations on cash held		2,347	(7,471)
Net increase (decrease) in cash and cash equivalents		(106,226)	114,231
Cash and cash equivalents at January 1		131,770	39,330
Cash and cash equivalents at December 31		25,544	153,561
Dividends distributed to non-controlling interests	~~W~~	56,056	—

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

In accordance with the Act on External Audits of Stock Companies, Etc., these consolidated financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

The consolidated financial statements were authorized for issuance by the Board of Directors on January 24, 2024, which will be submitted for approval to the shareholders’ meeting to be held on March 22, 2024.

(b)	Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the consolidated statement of financial position:

•

derivative financial instruments at fair value, financial assets at fair value through profit or loss (“FVTPL”), financial assets at fair value through other comprehensive income (“FVOCI”), financial liabilities at fair value through profit or loss (“FVTPL”), and

•	net defined benefit liabilities (defined benefit assets) recognized at the present value of defined benefit obligations less the fair value of plan assets

(c)	Functional and Presentation Currency

Each subsidiary’s financial statements within the Group are presented in the subsidiary’s functional currency, which is the currency of the primary economic environment in which each subsidiary operates. The consolidated financial statements are presented in Korean won, which is the Controlling Company’s functional currency.

(d)	Use of Estimates and Judgments

The preparation of the consolidated financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about judgments made applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statements is included in the following notes:

•	Financial instruments (Note 3(f))

•	Intangible assets (Impairment assessment of non-financial assets, including determination of cash generating unit) (Note 3(l), 10)

•	Deferred tax assets and liabilities (recognition of deferred tax assets) (Note 3(t), 25)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

2.	Basis of Presenting Financial Statements, Continued

(d)	Use of Estimates and Judgments, Continued

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next 12 months is included in the following notes:

•	Provisions (Note 3(n), 14)

•	Inventories (Note 3(e), 7)

•	Intangible assets (Impairment assessment of non-financial assets) (Note 10)

•	Employee benefits (Note 13)

•	Deferred tax assets and liabilities (estimation of future taxable income) (Note 3(t), 25)

3.	Material Accounting Policies

The Group has consistently applied the following accounting policies to all periods presented in these consolidated financial statements, except if mentioned otherwise.

(a)	Changes in Material Accounting Policies

(i)	Global Minimum Tax

The Group has applied the International Tax Reform – Pillar Two Model Rules (Amendments to K-IFRS No. 1012 ‘Corporate Tax’) published in December 2023. The amendments provide a temporary mandatory exception from deferred tax accounting for the global minimum tax, and require new disclosure about the Pillar Two exposure. (See Note 24)

(ii)	Material accounting policy information

The Group adopted Disclosure of Accounting Policies (Amendments to K-IFRS No. 1001 Presentation of Financial Statements) from January 1, 2023. Although the amendments did not result in any changes to the accounting polices themselves, they impacted the accounting policy information disclosed in the financial statements. The amendments require disclosure of ‘material’ rather than ‘significant’, accounting policies. The amendments also provide guidance on the application of materiality to disclosure of accounting policies, assisting entities to provide useful, entity-specific accounting policy information that users need to understand other information in the financial statements.

The Group has reviewed the accounting policies and has updated the information disclosed in Note 3 (2022: Summary of Significant Accounting Policies) accordingly.

(b)	Consolidation

(i)	Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed, or has right to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(b)	Consolidation, Continued

(ii)	Non-controlling interests

Non-controlling interests (“NCI”) are measured at their proportionate share of the acquiree’s identifiable net assets at the acquisition date. Profit or loss and other comprehensive income (loss) of subsidiaries are attributed to owners of the Controlling Company and non-controlling interests.

Changes in the Group’s interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions.

(iii)	Loss of Control

If the Controlling Company loses control of subsidiaries, the Controlling Company derecognizes the assets and liabilities of the former subsidiaries from the consolidated statement of financial position and recognizes the gain or loss associated with the loss of control attributable to the former controlling interest. Meanwhile, the Controlling Company recognizes any investment retained in the former subsidiaries at its fair value when control is lost.

(iv)	Associates and joint ventures (equity method investees)

Associates are those entities in which the Group has significant influence, but not control or joint control, over the financial and operating policies. A joint venture is an arrangement in which the parties have joint control, whereby the parties have rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities.

Investments in associates and joint ventures are initially recognized at cost and subsequently accounted for using the equity method of accounting. The carrying amount of investments in associates and joint ventures is increased or decreased to recognize the Group’s share of the profits or losses and changes in the Group’s proportionate interest of the investee after the date of acquisition. Distributions received from an investee reduce the carrying amount of the investment.

If an associate or a joint venture uses accounting policies different from those of the Controlling Company for like transactions and events in similar circumstances, appropriate adjustments are made to the consolidated financial statements. As of and during the periods presented in the consolidated financial statements, no adjustments were made in applying the equity method.

When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil, and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the investee.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(b)	Consolidation, Continued

(v)	Transactions eliminated on consolidation

Intra-group balances and transactions, including income and expenses and any unrealized income and expenses and balance of trade accounts and notes receivable and payable arising from intra-group transactions, are eliminated. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(c)	Foreign Currency Transaction and Translation

Transactions in foreign currencies are translated to the respective functional currencies of the Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the exchange rate on the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was originally determined. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on an investment in equity instruments designated as at FVOCI and a financial asset and liability designated as a cash flow hedge, which are recognized in other comprehensive income. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition are recognized in profit or loss in the period in which they arise. Foreign currency differences arising from assets and liabilities in relation to the investing and financing activities including borrowings, bonds and cash and cash equivalents are recognized in finance income (costs) in the consolidated statement of comprehensive income (loss) and foreign currency differences arising from assets and liabilities in relation to activities other than investing and financing activities are recognized in other non-operating income (expense) in the consolidated statement of comprehensive income (loss). Foreign currency differences are presented in gross amounts in the consolidated statement of comprehensive income (loss).

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial position and financial performance of the foreign operation are translated into the presentation currency using the following methods. The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy are translated to the Group’s functional currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to the Group’s functional currency at exchange rates at the dates of the transactions and foreign currency differences are recognized in other comprehensive income (loss). Relevant proportionate shares of foreign currency differences are allocated to the controlling interests and non-controlling interests. When a foreign operation is disposed of in its entirety or partially such that control, significant influence or joint control is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal. If the Group disposes part of its interest in a subsidiary but retains control, then the relevant proportion of the cumulative amount is reattributed to NCI. When the Group disposes of only part of an associate or joint venture while retaining significant influence or joint control, the relevant proportion of the cumulative amount is reclassified to profit or loss.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and translated at the at each reporting date’s exchange rate.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(d)	Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash.

(e)	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted-average method, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling expenses. In the case of manufactured inventories and work-in-process, cost includes an appropriate share of production overheads based on the actual capacity of production facilities. However, the normal capacity is used for the allocation of fixed production overheads if the actual level of production is lower than the normal capacity.

(f)	Financial Instruments

(i)	Non-derivative financial assets

Recognition and initial measurement

Trade receivables and debt instruments issued are initially recognized when they are originated. All other financial assets are recognized in statement of financial position when, and only when, the Group becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

Classification and subsequent measurement

i)	Financial assets

On initial recognition, a financial asset is classified as measured at: amortized cost; FVOCI – debt investment; FVOCI – equity investments; or FVTPL. Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the subsequent reporting period following the change in the business model.

A financial asset is measured as at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(f)	Financial Instruments, Continued

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investments that is not held for trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured as at FVTPL. This includes all derivative financial assets. At initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

ii)	Financial assets: business model

The Group makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to management. The information considered includes:

•

the stated policies and objectives for the portfolio and the operation of those policies in practice (these include whether management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows or realizing cash flows through the sale of the assets);

•	how the performance of the portfolio is evaluated and reported to the Group’s management;

•	the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed; and

•	the frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and expectations about future sales activity.

Transfers of financial assets to third parties in transaction that do not qualify for derecognition are not considered sale for this purpose.

A financial asset that is held for trading or is managed and whose performance is evaluated on a fair value basis is measured at FVTPL.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(f)	Financial Instruments, Continued

iii)	Financial assets: Assessment whether contractual cash flows are solely payments of principal and interest

For the purpose of the assessment, “principal” is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and cost (e.g. liquidity risk and administrative costs), as well as profit margin.

In assessing whether the contractual cash flows are solely payments of principal and interest, the Group considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Group considers:

•	contingent events that would change the amount or timing of cash flows:

•	terms that may adjust the contractual coupon rate, including variable-rate features;

•	prepayment and extension features; and

•	terms that limit the Group’s claim to cash flows from specified assets (e.g. non-recourse features)

A prepayment feature is consistent with the solely payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest or the principal amount outstanding, which may include reasonable additional compensation for early termination of the contract.

Additionally, for a financial asset acquired at a discount or premium to its contractual par amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued but unpaid contractual interest (which may also include reasonable additional compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition.

iv)	Financial assets: Subsequent measurement and gains and losses

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(f)	Financial Instruments, Continued

Derecognition

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, it transfers the rights to receive the contractual cash flows of the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred, or it transfers or does not retain substantially all the risks and rewards of ownership of a transferred asset, and does not retain control of the transferred asset.

If the Group has retained substantially all the risks and rewards of ownership of the transferred asset, the Group continues to recognize the transferred asset.

(ii) Non-derivative financial liabilities

The Group classifies financial liabilities into two categories, financial liabilities at FVTPL and other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities, and recognizes them in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

Financial liabilities at FVTPL include financial liabilities held for trading or designated as such upon initial recognition at FVTPL. After initial recognition, financial liabilities at FVTPL are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issuance of financial liabilities are recognized in profit or loss as incurred.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(f)	Financial Instruments, Continued

Non-derivative financial liabilities other than financial liabilities classified as at FVTPL are classified as other financial liabilities and measured initially at fair value minus transaction costs that are directly attributable to the issuance of financial liabilities. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. As of December 31, 2023, non-derivative financial liabilities comprise borrowings, bonds, trade accounts and notes payable, other accounts payable and others.

The Group derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

(iii) Share Capital

The Group issued common stocks and they are classified as equity. Incremental costs directly attributable to the issuance of common stocks are recognized as a deduction from equity, net of tax effects. Capital contributed in excess of par value upon issuance of common stocks is classified as share premium within equity.

(iv) Derivative financial instruments

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

Hedge Accounting

If necessary, the Group designates derivatives as hedging items to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Group’s management formally designates and documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship, both at the inception of the hedge relationship as well as on an ongoing basis.

i) Fair value hedges

Change in the fair value of a derivative hedging instrument designated as a fair value hedge and the hedged item is recognized in profit or loss, respectively. The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the statement of comprehensive income (loss). The Group discontinues fair value hedge accounting if it does not designate the derivative hedging instrument and the hedged item as the hedge relationship between them anymore; if the hedging instrument expires or is sold, terminated or exercised; or if the hedge no longer meets the criteria for hedge accounting.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(f)	Financial Instruments, Continued

ii) Cash flow hedges

When a derivative designated as a cash flow hedging instrument meets the criteria of cash flow hedge accounting, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and the ineffective portion of changes in the fair value of the derivative is recognized in profit or loss. The Group discontinues cash flow hedge accounting if it does not designate the derivative hedging instrument and the hedged item as the hedge relationship between them anymore; if the hedging instruments expires or is sold, terminated or exercised; or if the hedge no longer meets the criteria for hedge accounting. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

The Group is applying cash flow hedge accounting by designating expected foreign currency denominated sales arising from forecast export transactions as hedging items and the derivative instruments related to forward exchange as hedging instruments. The effective portion of changes in the fair value of the derivative is recognized in equity and the amount accumulated in equity is reclassified to revenue in the same period which forecast sales occur.

Embedded derivative

Embedded derivatives are separated from the host contract and accounted for separately if the host contract is not a financial asset and certain criteria are met.

Other derivative financial instruments

Other derivative financial instruments are measured at fair value and changes of their fair value are recognized in profit or loss.

(g)	Property, Plant and Equipment

(i) Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets.

The gain or loss arising from the derecognition of an item of property, plant and equipment is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item and recognized in other non-operating income or other non-operating expenses.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(g)	Property, Plant and Equipment, Continued

(ii) Subsequent costs

Subsequent expenditure on an item of property, plant and equipment is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

(iii) Depreciation

Land is not depreciated and depreciation of other items of property, plant and equipment is recognized in profit or loss on a straight-line basis, reflecting the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The residual value of property, plant and equipment is zero.

Estimated useful lives of the assets are as follows:

Estimated useful lives (years)
Buildings and structures	20~40
Machinery	4, 5
Furniture and fixtures	4
Equipment, tools and vehicles	2, 4, 12
Right-of-use assets	(*)

(*)	The Group depreciates the right-of-use assets from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate and any changes are accounted for as changes in accounting estimates.

(h)	Borrowing Costs

The Group capitalizes borrowing costs, which includes interests and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs, directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. To the extent that the Group borrows funds specifically for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Group immediately recognizes other borrowing costs as an expense.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(i)	Government Grants

In case there is reasonable assurance that the Group will comply with the conditions attached to a government grant, the government grant is recognized as follows:

(i) Grants related to the purchase or construction of assets

A government grant related to the purchase or construction of assets is deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense and cash related to grant received is presented in investing activities in the statement of cash flows.

(ii) Grants for compensating the Group’s expenses incurred

A government grant that compensates the Group for expenses incurred is recognized in profit or loss as a deduction from relevant expenses on a systematic basis in the periods in which the expenses are recognized.

(iii) Other government grants

A government grant that becomes receivable for the purpose of giving immediate financial support to the Group with no compensation for expenses or losses already incurred or no future related costs is recognized as income of the period in which it becomes receivable.

(j)	Intangible Assets

Intangible assets are initially measured at cost. Subsequently, intangible assets are measured at cost less accumulated amortization and accumulated impairment losses.

(i) Goodwill

Goodwill arising from business combinations is recognized as the excess of the acquisition cost of a business over the net fair value of the identifiable assets acquired and liabilities assumed. Any deficit is a bargain purchase that is recognized in profit or loss. Goodwill is measured at cost less accumulated impairment losses.

(ii) Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred. Development activities involve a plan or design of the production of new or substantially improved products and processes. Development expenditure is capitalized as intangible assets only if the Group can demonstrate all of the following:

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(j)	Intangible Assets, Continued

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale,

•	its intention to complete the intangible asset and use or sell it,

•	its ability to use or sell the intangible asset,

•

how the intangible asset will generate probable future economic benefits (among other things, the Group can demonstrate the usefulness of the intangible asset by existence of a market for the output of the intangible asset or the intangible asset itself if it is to be used internally),

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and

•	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

Development projects are divided into research activities and development activities. Expenditures on research activities are recognized in profit or loss and qualifying development expenditures on development activities are capitalized.

The expenditure capitalized includes the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use and borrowing costs on qualifying assets.

(iii) Other intangible assets

Other intangible assets include intellectual property rights, software, customer relationships, technology, memberships and others. The Group currently has a number of patent license agreements related to product production. When the amount of payments for the entire contract period can be reliably determined, the total undiscounted amount is recognized as intangible assets as intellectual property rights and other account payables, respectively, and the intangible assets are amortized on a straight-line basis over the patent license period.

(iv) Subsequent costs

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific intangible asset to which they relate. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

(v) Amortization

Amortization is calculated on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which condominium and golf club memberships are expected to be available for use, these intangible assets are regarded as having indefinite useful lives and not amortized.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(j)	Intangible Assets, Continued

Estimated useful lives (years)
Intellectual property rights	5, 10, (*1)
Rights to use electricity, water and gas supply facilities	10
Software	4, (*1)
Customer relationships	7, 10
Technology	10
Development costs	(*2)
Condominium and golf club memberships	Indefinite

(*1)	Patent royalty (included in intellectual property rights) and software license are amortized over the useful lives considering the contract period.

(*2)

Capitalized development costs are amortized over the useful lives considering the life cycle of the developed products. Amortization of capitalized development costs are recognized in research and development expenses in the consolidated statement of comprehensive income (loss).

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at each financial year-end. The useful lives of intangible assets with indefinite useful lives are reviewed at each financial year-end to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. If appropriate, the changes are accounted for as changes in accounting estimates.

(k)	Investment Property

Property held to earn rentals or for capital appreciation or both is classified as investment property. Investment properties are initially measured at cost, including transaction costs incurred at the time of acquisition, and subsequently, measured at cost less accumulated depreciation and accumulated impairment loss.

Subsequent expenditure on an item of investment property is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of those parts that are replaced is derecognized. All other subsequent expenditures are expensed in the period in which it is incurred.

Among investment properties, land is not depreciated, and investment properties except land are depreciated on a straight-line basis by applying 20 years of the building according to the economic depreciation period. Depreciation methods, useful lives and residual values of investment properties are reviewed at each reporting period-end and if appropriate, the changes are accounted for as changes in accounting estimates.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(l)	Impairment

(i) Financial assets

Financial instruments and contract assets

The Group recognizes loss allowance for financial assets measured at amortized cost and debt investments at FVOCI at the ‘expected credit loss’ (ECL).

The Group recognizes a loss allowance for the life-time expected credit losses except for following, which are measured at 12-month ECLs:

•	debt instruments that are determined to have low credit risk at the reporting date; and

•

other debt instruments and bank deposits for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both qualitative and quantitative information and analysis, based on the Group’s historical experience and informed credit assessment including forward-looking information.

Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(l)	Impairment, Continued

12-month ECLs are the portion of the ECLs that result from default events that are possible within the 12 months after the reporting date (or a shorter period if the expected life of the instrument is less than 12 months).

The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk.

Estimation of expected credit losses

Expected credit losses are a probability-weighted estimate of credit losses. Credit losses are measured using the present value of the difference between the contractual cash flows and the expected contractual cash flows. The expected credit losses are discounted using effective interest rate of the financial assets.

Credit-impaired financial assets

At each reporting period-end, the Group assesses whether financial assets carried at amortized cost and debt instruments at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit-impaired includes the following observable data:

•	significant financial difficulty of the issuer or the borrower;

•

the lender(s) of the borrower, for economic or contractual reasons relating to the borrower’s financial difficulty, having granted to the borrower a concession(s) that the lender(s) would not otherwise consider;

•	it is probable that the borrower will enter bankruptcy or other financial reorganization; or

•	the disappearance of an active market for a security because of financial difficulties.

Presentation of loss allowance for ECL in the consolidated statement of financial position

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. For debt instruments at FVOCI, the loss allowance is charged to profit or loss and is recognized in OCI instead of reducing the carrying amount of financial assets in the consolidated statement of financial position.

Write-off

The gross carrying amount of a financial asset is written off when the Group has no reasonable expectations for recovering the financial asset in its entirety or a portion thereof. The Group assess whether there are reasonable expectations of recovering the contractual cash flows from customers and individually assess the timing and amount of write-off. The Group expects no significant recovery from the amount written-off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Group’s procedures for recovery of amounts due.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(l)	Impairment, Continued

(ii) Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets arising from employee benefits, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, the recoverable amount is estimated each year.

Recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Group determines the recoverable amount of the cash-generating unit to which the asset belongs. The cash-generating unit (“CGU”) is the smallest group of assets that includes the asset and generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. In identifying whether cash inflows from an asset or group of assets are largely independent of the cash inflows from other assets or groups of assets, the Group considers various factors including how management monitors the entity’s operations or how management makes decisions about continuing or disposing of the entity’s assets and operations. Goodwill arising from a business combination is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination. The recoverable amount of an asset or cash-generating unit is determined as the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. Fair value less costs to sell is based on the best information available to reflect the amount that the Group could obtain from the disposal of the asset in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of a CGU are allocated first to reduce the carrying amount of any goodwill allocated to the unit, and then to reduce the carrying amounts of the other assets in the unit on a pro rata basis.

In respect of assets other than goodwill, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of accumulated depreciation or amortization, if no impairment loss had been recognized from the acquisition cost. An impairment loss in respect of goodwill is not reversed.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(m)	Leases

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

(i) As a lessee

At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease and non-lease component on the basis of its relative stand-alone price. For certain leases, the Group accounts for the lease and non-lease components as a single lease component by applying the practical expedient not to separate non-lease components.

The Group recognizes a right-of-use asset and lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at of before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case, the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

The Group determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease liability comprise the following:

•	fixed payments, including in-substance fixed payments;

•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

•	amounts expected to be payable under a residual value guarantee; and

•

the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(m)	Leases, Continued

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured, the Group recognizes the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset. However, if the carrying amount of the right-of-use asset is reduced to zero and there is a further reduction in the measurement of the lease liability, the Group recognizes any remaining amount of the remeasurement in profit or loss.

The Group presents right-of-use assets that do not meet the definition of investment property in ‘property, plant and equipment’ and lease liabilities in ‘financial liabilities’ in the consolidated statement of financial position.

The Group has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

(ii) As a lessor

When the Group acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.

To classify each lease, the Group makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Group considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

When the Group is an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease to which the Group applies the exemption described above, then it classifies the sub-lease as an operating lease.

If an arrangement contains lease and non-lease components, then the Group applies K-IFRS No. 1115 to allocate the consideration in the contract.

At the commencement date, the Group recognizes assets held under a finance lease in its statement of financial position and present them as a receivable at an amount equal to the net investment in the lease and recognize finance income over the lease term, based on a pattern reflecting a constant periodic rate of return on the lessor’s net investment in the lease.

The Group recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of ‘other revenue’.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(n)	Provisions

A provision is recognized as a result of a past event, if the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows. The unwinding of the discount is recognized as finance cost.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

The Group recognizes a liability for warranty obligations based on the estimated costs expected to be incurred under its basic limited warranty. This warranty covers defective products and is normally applicable for a warranty period from the date of purchase. These liabilities are accrued when product revenues are recognized. Factors that affect the Group’s warranty liability include historical and anticipated rates of warranty claims on those repairs and cost per claim to satisfy the Group’s warranty obligation. Warranty costs primarily include raw materials and labor costs. As these factors are impacted by actual experience and future expectations, management periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Accrued warranty obligations are included in the current and non-current provisions.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

(o)	Non-current Assets Held for Sale

Non-current assets, or disposal groups comprising assets and liabilities, are classified as held-for-sale if it is highly probable that they will be recovered primarily from sale rather than through continuing use. In order to be classified as held for sale, the asset (or disposal group) is available for immediate sale in its present condition and its sale is highly probable. The assets (or disposal groups) that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less costs to sell on initial classification. The Group recognizes an impairment loss for any subsequent decrease in fair value of the asset (or disposal group) for which an impairment loss was recognized on initial classification as held-for-sale and a gain for any subsequent increase in fair value in profit or losses, up to the cumulative impairment loss previously recognized.

The Group does not depreciate a non-current asset while it is classified as held for sale or while it is part of a disposal group classified as held for sale.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(p)	Employee Benefits

(i) Short-term employee benefits

Short-term employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service are recognized in profit or loss on an undiscounted basis. The expected cost of profit-sharing and bonus plans and others are recognized when the Group has a present legal or constructive obligation to make payments as a result of past events and a reliable estimate of the obligation can be made.

(ii) Other long-term employee benefits

The Group’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods.

(iii) Defined contribution plan

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the period during which services are rendered by employees.

(iv) Defined benefit plan

A defined benefit plan is a post-employment benefit plan other than defined contribution plans. The Group’s net obligation in respect of its defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of any plan assets is deducted.

The calculation is performed annually by an independent actuary using the projected unit credit method. The discount rate is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Group recognizes all actuarial gains and losses arising from defined benefit plans in retained earnings immediately.

The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Consequently, the net interest on the net defined benefit liability (asset) now comprises: interest cost on the defined benefit obligation, interest income on plan assets, and interest on the effect on the asset ceiling.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Group recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(p)	Employee Benefits, Continued

(v) Termination benefits

The Group recognizes expense for termination benefits at the earlier of the date when the entity can no longer withdraw the offer of those benefits and when the entity recognizes costs for a restructuring involving the payment of termination benefits. If the termination benefits are not expected to be settled wholly before twelve months after the end of the annual reporting period, the Group measures the termination benefit with present value of future cash payments.

(q)	Revenue from contracts with customers

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of estimated returns, trade discounts, volume rebates and other cash incentives paid to customers.

The Group recognizes revenue according to the five stage revenue recognition model (①Identifying the contract→② Identifying performance obligations →③ Determining transaction price→④ Allocating the transaction price to performance obligations →⑤ Recognizing revenue for performance obligations).

The Group generates revenue primarily from sale of display panels. Product revenue is recognized when a customer obtains control over the Group’s products, which typically occurs upon shipment or delivery depending on the terms of the contracts with the customer.

The Group includes return option in the sales contract of display panels with its customers and the consideration receivable from the customer is subject to change due to returns. The Group estimates an amount of variable consideration by using the expected value method which the Group expects to better predict the amount of consideration. The Group includes in the transaction price an amount of variable consideration estimated only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur during the return period when the uncertainty associated with the variable consideration is subsequently resolved. The Group recognizes a refund liability and an asset for its right to recover products from customers if the Group receives consideration from a customer and expects to refund some or all of that consideration to the customer. Sales taxes or value-added taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and are excluded from revenues in the consolidated statement of comprehensive income (loss).

(r)	Operating Segments

An operating segment is a component of the Group that: 1) engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with other components of the group, 2) whose operating results are reviewed regularly by the Group’s chief operating decision maker (“CODM”) in order to allocate resources and assess its performance, and 3) for which discrete financial information is available. Management has determined that the CODM of the Group is the Board of Directors. The CODM does not receive and therefore does not review discrete financial information for any component of the Group. Consequently, no operating segment information is included in these consolidated financial statements. Entity wide disclosures of geographic and product revenue information are provided in Note 18 to these consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(s)	Finance Income and Finance Costs

Finance income comprises interest income on funds invested (including debt instruments measured at FVOCI), dividend income, gains on disposal of debt instruments measured at FVOCI and changes in fair value of financial instruments at FVTPL. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Group’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, gain and losses from financial instruments measured at FVTPL and impairment losses recognized on financial assets. Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.

(t)	Income Tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i) Current tax

Current tax comprises the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

(ii) Deferred tax

Deferred tax is recognized, using the asset and liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(t)	Income Tax, Continued

The Group recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that the differences relating to investments in subsidiaries, associates and joint ventures will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Group offsets deferred tax assets and deferred tax liabilities if, and only if the Group has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously.

(u)	Earnings (Loss) Per Share

The Controlling Company presents basic and diluted earnings (loss) per share (“EPS”) data for its common shares. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the Controlling Company by the weighted average number of common shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding, adjusted for the effects of all dilutive potential common shares such as convertible bonds and others.

(v)	Accounting standards issued but not yet effective

A number of new accounting standards are effective for annual periods beginning after January 1, 2023 and earlier application is permitted; However, the Group has not early adopted the following new or amended accounting standards in preparing these consolidated financial statements.

(i)	Classification of Liabilities as Current or Non-Current Liabilities with Covenants (Amendments to K-IFRS No. 1001, ‘Presentation of Financial Statements’)

The amendments aim to clarify the requirements the determining whether a liability is current or non-current and require new disclosure for non-current liabilities that are not subject to future covenants. The amendments are effective for annual reporting periods beginning on or after January 1, 2024.

The Group has borrowings that are subject to specific covenants. The Group is in the process of assessing the impact of the amendments to meet the new disclosure requirements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(v)	Accounting standards issued but not yet effective, Continued

(ii)	Supplier Finance Arrangements (Amendments to K-IFRS 1007 ‘Statement of Cash Flows’ and K-IFRS 1107 ‘Financial Instruments: Disclosures’)

The amendments introduce new disclosure relating to supplier finance arrangements that assist users of the financial statements to assess the effects of these arrangements on an entity’s liabilities and cash flows and on the entity’s exposure to liquidity risk. The amendments are effective for annual reporting periods beginning on or after January 1, 2024.

The Group participates in supply chain financing arrangements for which the new disclosures will apply. The Group is in the process of assessing the impact of the amendments to meet the new disclosure requirements.

(iii)	The following new and amended standards are not expected to have a significant impact on the Group’s consolidated financial statements.

•	Lease Liability in a Sale and Leaseback (Amendments to K-IFRS No. 1116, ‘Lease’.)

•	Lack of Exchangeability (Amendments to K-IFRS No. 1021, ‘The Effects of Changes in Foreign Exchange Rates’.)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

4.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks as of December 31, 2023 and December 31, 2022 are as follows:

(In millions of won)
	December 31, 2023		December 31, 2022
Current assets
Cash and cash equivalents
Cash	~~W~~	3	1,076
Deposits		2,257,519	1,823,573

	~~W~~	2,257,522	1,824,649

Deposits in banks
Time deposits	~~W~~	900	267,163
Restricted deposits (*)		905,071	1,455,444

	~~W~~	905,971	1,722,607

Non-current assets
Deposits in banks
Restricted deposits (*)	~~W~~	11	11

(*)

Includes funds deposited under agreements on mutually beneficial cooperation to aid LG Group companies’ suppliers, restricted deposits pledged to guarantee the Controlling Company and subsidiary’s borrowings and others.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

5.	Trade Accounts and Notes Receivable, Other Accounts Receivable and Others

(a)	Trade accounts and notes receivable as of December 31, 2023 and December 31, 2022 are as follows:

(In millions of won)
	December 31, 2023		December 31, 2022
Due from third parties	~~W~~	2,827,163	2,042,746
Due from related parties		390,930	316,168

	~~W~~	3,218,093	2,358,914

(b)	Other accounts receivable as of December 31, 2023 and December 31, 2022 are as follows:

(In millions of won)
	December 31, 2023		December 31, 2022
Current assets
Non-trade receivables, net	~~W~~	112,739	146,921
Accrued income		14,246	22,505

	~~W~~	126,985	169,426

Due from related parties included in other accounts receivable, as of December 31, 2023 and 2022 are ~~W~~11,520 million and ~~W~~12,957 million, respectively.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

5.	Trade Accounts and Notes Receivable, Other Accounts Receivable and Others, Continued

(c)	The aging of trade accounts and notes receivable, and other accounts receivable as of December 31, 2023 and December 31, 2022 are as follows:

(In millions of won)	December 31, 2023
	Book value			Allowance for impairment
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Current	~~W~~	3,212,514	123,919	(932)	(191)
1-15 days past due		3,077	1,357	(1)	—
16-30 days past due		3,435	156	—	(2)
31-60 days past due		—	168	—	(2)
More than 60 days past due		—	1,592	—	(12)

	~~W~~	3,219,026	127,192	(933)	(207)

(In millions of won)	December 31, 2022
	Book value			Allowance for impairment
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Current	~~W~~	2,332,769	166,067	(841)	(1,721)
1-15 days past due		12,019	1,000	(4)	(9)
16-30 days past due		2,256	—	(1)	—
31-60 days past due		391	201	—	(1)
More than 60 days past due		12,354	3,936	(29)	(47)

	~~W~~	2,359,789	171,204	(875)	(1,778)

The movement in the allowance for impairment in respect of trade accounts and notes receivable and other accounts receivable for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)	2023			2022
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Balance at the beginning of the year	~~W~~	875	1,778	1,204	2,005
(Reversal of) bad debt expense		58	(239)	(329)	(227)
Write-off		—	(1,332)	—	—

Balance at the end of the year	~~W~~	933	207	875	1,778

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

5.	Trade Accounts and Notes Receivable, Other Accounts Receivable and Others, Continued

(d)	Other current assets as of December 31, 2023 and December 31, 2022 are as follows:

(In millions of won)
	December 31, 2023		December 31, 2022
Advanced payments	~~W~~	1,675	22,134
Prepaid expenses		103,355	74,420
Value added tax refundable		143,608	220,182
Right to recover returned goods		5,121	8,155

	~~W~~	253,759	324,891

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

6.	Other Financial Assets

Other financial assets as of December 31, 2023 and 2022 are as follows:

(In millions of won)	December 31, 2023		December 31, 2022
Current assets
Financial assets at fair value through profit or loss
Derivatives(*)	~~W~~	136,762	119,417
Financial assets carried at amortized cost
Deposits	~~W~~	1,356	8,962
Short-term loans		26,375	30,062
Lease receivables		4,130	6,914

	~~W~~	31,861	45,938

	~~W~~	168,623	165,355

Non-current assets
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	87,027	96,064
Convertible securities		3,127	1,797
Derivatives(*)		32,941	110,663

	~~W~~	123,095	208,524

Financial assets carried at amortized cost
Deposits	~~W~~	17,022	17,624
Long-term loans		33,509	58,806
Lease receivables		—	4,144

	~~W~~	50,531	80,574

	~~W~~	173,626	289,098

(*)

Represents cross currency interest rate swap contracts and others entered into by the Group to hedge currency and interest rate risks with respect to foreign currency denominated borrowings and bonds. The contracts are not designated as hedging instruments.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

7.	Inventories

Inventories as of December 31, 2023 and December 31, 2022 are as follows:

(In millions of won)	December 31, 2023		December 31, 2022
Finished goods	~~W~~	750,775	822,177
Work-in-process		1,145,606	1,235,363
Raw materials		457,356	651,602
Supplies		173,991	163,776

	~~W~~	2,527,728	2,872,918

For the years ended December 31, 2023 and 2022, the amount of inventories recognized as cost of sales including inventory write-downs are as follows:

(In millions of won)	2023		2022
Inventories recognized as cost of sales	~~W~~	20,985,643	25,027,703
Including: Inventory write-downs		192,627	245,619

There were no significant reversals of inventory write-downs recognized during the years ended December 31, 2023 and 2022.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

8.	Investments in Equity Accounted Investees

(a)	Associates as of December 31, 2023 and December 31, 2022 are as follows:

(In millions of won)
Associates	Location	Fiscal year end	Date of incorporation	Business	2023			2022
					Percentage of ownership	Carrying amount		Percentage of ownership	Carrying amount
Paju Electric Glass Co., Ltd.	Paju, South Korea	December 31	January 2005	Manufacture glass for display	40%	~~W~~	24,200	40%	~~W~~	42,784
WooRee E&L Co., Ltd. (*1)	Ansan, South Korea	December 31	June 2008	Manufacture LED back light unit packages	13%		7,106	13%		13,576
YAS Co., Ltd.	Paju, South Korea	December 31	April 2002	Develop and manufacture deposition equipment for OLEDs	16%		28,564	15%		28,976
AVATEC Co., Ltd.	Daegu, South Korea	December 31	August 2000	Process and sell glass for display	14%		20,871	14%		20,133
Arctic Sentinel, Inc.	Los Angeles, U.S.A.	March 31	June 2008	Develop and manufacture tablet for kids	10%		—	10%		—
Cynora GmbH	Bruchsal, Germany	December 31	March 2003	Develop organic emitting materials for displays and lighting devices	10%		—	11%		—

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

8.	Investments in Equity Accounted Investees, Continued

(In millions of won)
Associates	Location	Fiscal year end	Date of incorporation	Business	2023			2022
					Percentage of ownership	Carrying amount		Percentage of ownership	Carrying amount
Material Science Co.,Ltd.(*2)(*3)	Seoul, South Korea	December, 31	January, 2014	Develop, manufacture, and sell materials for display	16%	~~W~~	3,588	10%	~~W~~	3,650

						~~W~~	84,329		~~W~~	109,119

(*1)

During 2023, the Controlling Company recognized an impairment loss of ~~W~~5,662 million as finance cost for the difference between the carrying amount and the recoverable amount of investments in WooRee E&L Co., Ltd.

(*2)

During 2023, the Controlling Company recognized an impairment loss of ~~W~~1,146 million as finance cost for the difference between the carrying amount and the recoverable amount of investments in Material Science Co., Ltd

(*3)	During 2023, due to the investee’s acquisition of treasury shares, the Group’s shareholding ratio increased from 10% to 16%.

Although the Controlling Company’s respective share interests in WooRee E&L Co., Ltd., YAS Co., Ltd., AVATEC Co., Ltd., Arctic Sentinel, Inc., Cynora GmbH and Material Science Co., Ltd. are below 20%, the Controlling Company is able to exercise significant influence through its right to appoint a director to the board of directors of each investee. Accordingly, the investments in these investees have been accounted for using the equity method.

As of December 31, 2023, the market value of the Group’s share in WooRee E&L Co., Ltd., YAS Co., Ltd., and AVATEC Co., Ltd., all of which are listed in KOSDAQ, are ~~W~~7,106 million, ~~W~~21,320 million and ~~W~~29,160 million, respectively.

Dividends income recognized from equity method investees for the years ended December 31, 2023 and 2022 amounted to ~~W~~15,200 million and ~~W~~4,461 million, respectively.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

8.	Investments in Equity Accounted Investees, Continued

(b)	Summary of financial information as of and for the years ended December 31, 2023 and 2022 of the significant associate is as follows:

Paju Electric Glass Co., Ltd.

(In millions of won)	December 31, 2023		December 31, 2022
Total assets	~~W~~	109,992	136,784
Current assets		94,705	98,490
Non-current assets		15,287	38,294
Total liabilities		47,875	29,118
Current liabilities		47,459	28,332
Non-current liabilities		416	786
Revenue		184,880	319,264
Profit (loss) for the year		(2,655)	6,192
Other comprehensive income (loss)		(4,894)	(10,216)
Total comprehensive loss		(7,549)	(4,024)

(c)	Reconciliation from financial information of the significant associate to its carrying value in the consolidated financial statements as of December 31, 2023 and 2022 is as follows:

(i)	As of December 31, 2023

(In millions of won)
Company	Net asset		Ownership interest	Net asset (applying ownership interest)	Intra-group transaction	Book value
Paju Electric Glass Co., Ltd.	~~W~~	62,117	40%	24,847	(647)	24,200

(ii)	As of December 31, 2022

(In millions of won)
Company	Net asset		Ownership interest	Net asset (applying ownership interest)	Intra-group transaction	Book value
Paju Electric Glass Co., Ltd.	~~W~~	107,666	40%	43,066	(282)	42,784

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

8.	Investments in Equity Accounted Investees, Continued

(d)	Book value of other associates, in aggregate, as of December 31, 2023 and 2022 is as follows:

(i)	As of December 31, 2023

(In millions of won)
	Book value		Net profit (loss) of associates (applying ownership interest)
			Loss for the year	Other comprehensive income (loss)	Total comprehensive loss
Other associates	~~W~~	60,129	(1,634)	(722)	(2,356)

(ii)	As of December 31, 2022

(In millions of won)
	Book value		Net profit (loss) of associates (applying ownership interest)
			Profit for the year	Other comprehensive income (loss)	Total comprehensive loss
Other associates	~~W~~	66,335	2,724	(7,516)	(4,792)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

8.	Investments in Equity Accounted Investees, Continued

(e)	Changes in investments in associates accounted for using the equity method for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
		2023
Company		January 1		Dividends received	Equity income on investments	Other comprehensive loss	Other gain	December 31
Associates	Paju Electric Glass Co., Ltd.	~~W~~	42,784	(15,200)	(1,427)	(1,957)	—	24,200
	Others		66,335	—	(1,634)	(722)	(3,850)	60,129

		~~W~~	109,119	(15,200)	(3,061)	(2,679)	(3,850)	84,329

(In millions of won)
		2022
Company		January 1		Reclassification(*)	Dividends received	Equity income on investments	Other comprehensive loss	Other gain	December 31
Associates	Paju Electric Glass Co., Ltd.	~~W~~	48,398	—	(4,361)	2,834	(4,087)	—	42,784
	Others		78,321	(10,620)	(100)	2,724	(7,516)	3,526	66,335

		~~W~~	126,719	(10,620)	(4,461)	5,558	(11,603)	3,526	109,119

(*)

During 2022, certain investment was reclassified into the financial asset at fair value through profit or loss as the Group lost its right to appoint members of the board of directors due to the changes in contractual arrangement.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

9.	Property, Plant and Equipment

(a)	Changes in property, plant and equipment for the year ended December 31, 2023 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Right-of-use asset	Others (*2)	Total
Acquisition cost as of January 1, 2023	~~W~~	476,045	8,699,292	50,722,745	902,477	10,145,865	271,761	1,299,892	72,518,077
Accumulated depreciation as of January 1, 2023		—	(4,348,201)	(42,744,139)	(719,862)	—	(151,550)	(962,598)	(48,926,350)
Accumulated impairment loss as of January 1, 2023		—	(447,145)	(1,794,407)	(13,397)	(356,155)	(7,553)	(26,137)	(2,644,794)

Book value as of January 1, 2023	~~W~~	476,045	3,903,946	6,184,199	169,218	9,789,710	112,658	311,157	20,946,933

Additions		—	—	—	—	3,392,876	74,611	—	3,467,487
Depreciation		—	(376,264)	(2,837,242)	(75,727)	—	(68,349)	(279,200)	(3,636,782)
Disposals		(330)	(758)	(506,420)	(1,896)	—	—	(43,368)	(552,772)
Impairment loss (*3)		—	8	(53,513)	(6)	—	—	(6,554)	(60,065)
Others (*4)		(2,902)	1,494,070	3,963,010	60,585	(5,900,151)	—	374,182	(11,206)
Government grants received		—	—	(7,417)	—	—	—	—	(7,417)
Effect of movements in exchange rates		—	9,189	39,066	964	3,626	326	983	54,154

Book value as of December 31, 2023	~~W~~	472,813	5,030,191	6,781,683	153,138	7,286,061	119,246	357,200	20,200,332

Acquisition cost as of December 31, 2023	~~W~~	472,813	10,192,281	52,107,890	942,376	7,571,687	245,149	1,448,688	72,980,884

Accumulated depreciation as of December 31, 2023	~~W~~	—	(4,715,087)	(43,466,025)	(775,953)	—	(119,804)	(1,062,377)	(50,139,246)

Accumulated impairment loss as of December 31, 2023	~~W~~	—	(447,003)	(1,860,182)	(13,285)	(285,626)	(6,099)	(29,111)	(2,641,306)

(*1)	As of December 31, 2023, construction-in-progress mainly relates to construction of manufacturing facilities.
(*2)	Others mainly consist of tools and equipment.
(*3)	Impairment losses of ~~W~~60,065 million are recognized for the difference between the carrying amount and the recoverable amount of property, plant and equipment.
(*4)	Others mainly represent the reclassification of construction-in-progress to other property, plant and equipment.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

9.	Property, Plant and Equipment, Continued

(b)	Changes in property, plant and equipment for the year ended December 31, 2022 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Right-of- use asset	Others (*2)	Total
Acquisition cost as of January 1, 2022	~~W~~	433,847	8,583,015	50,288,095	863,241	6,867,667	235,436	1,184,889	68,456,190
Accumulated depreciation as of January 1, 2022		—	(4,068,333)	(40,637,254)	(675,638)	—	(111,382)	(853,778)	(46,346,385)
Accumulated impairment loss as of January 1, 2022		—	(209,152)	(1,230,974)	(8,484)	(76,069)	(4,188)	(22,492)	(1,551,359)

Book value as of January 1, 2022	~~W~~	433,847	4,305,530	8,419,867	179,119	6,791,598	119,866	308,619	20,558,446

Additions		—	—	—	—	5,709,828	72,567	—	5,782,395
Depreciation		—	(373,089)	(3,182,783)	(83,747)	—	(76,370)	(269,796)	(3,985,785)
Disposals		(3,573)	—	(172,547)	(477)	—	—	(36,958)	(213,555)
Impairment loss(*3)		—	(252,997)	(672,061)	(6,912)	(292,564)	(3,439)	(29,282)	(1,257,255)
Others (*4)		45,771	196,747	1,732,712	78,497	(2,425,047)	(420)	334,931	(36,809)
Government grants received		—	—	(57,503)	—	—	—	—	(57,503)
Effect of movements in exchange rates		—	27,755	116,514	2,738	5,895	454	3,643	156,999

Book value as of December 31, 2022	~~W~~	476,045	3,903,946	6,184,199	169,218	9,789,710	112,658	311,157	20,946,933

Acquisition cost as of December 31, 2022	~~W~~	476,045	8,699,292	50,722,745	902,477	10,145,865	271,761	1,299,892	72,518,077

Accumulated depreciation as of December 31, 2022	~~W~~	—	(4,348,201)	(42,744,139)	(719,862)	—	(151,550)	(962,598)	(48,926,350)

Accumulated impairment loss as of December 31, 2022	~~W~~	—	(447,145)	(1,794,407)	(13,397)	(356,155)	(7,553)	(26,137)	(2,644,794)

(*1)	As of December 31, 2022, construction-in-progress mainly relates to construction of manufacturing facilities.
(*2)	Others mainly consist of tools and equipment.
(*3)	During 2022, Display (Large OLED) CGU were assessed for impairment, and impairment losses amounting to ~~W~~1,236,563 million are recognized as other non-operating expenses.
(*4)	Others mainly represent the reclassification of construction-in-progress to other property, plant and equipment.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

9.	Property, Plant and Equipment, Continued

(c)	Capitalized borrowing costs and capitalization rate for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Capitalized borrowing costs	~~W~~	258,168	152,074
Capitalization rate		5.18%	3.11%

(d)	The Group provides a portion of property, plant and equipment as an operating lease. During 2023, rental income from property, plant and equipment is ~~W~~2,271 million (2022: ~~W~~2,806 million).

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

10.	Intangible Assets and Non-financial Assets Impairment

(a)	Changes in intangible assets for the year ended December 31, 2023 are as follows:

(In millions of won)	Intellectual property rights		Software	Member- ships	Development costs	Construction-in- progress	Customer relationships	Technology	Good-will	Others (*2)	Total
Acquisition cost as of January 1, 2023	~~W~~	2,074,083	1,340,637	27,170	2,016,477	28,169	59,176	12,763	108,519	13,081	5,680,075
Accumulated amortization as of January 1, 2023		(1,115,014)	(1,108,459)	—	(1,358,446)	—	(37,491)	(11,411)	—	(13,081)	(3,643,902)
Accumulated impairment loss as of January 1, 2023		(61,413)	(20,605)	(1,700)	(92,812)	—	(21,685)	(43)	(84,958)	—	(283,216)

Book value as of January 1, 2023	~~W~~	897,656	211,573	25,470	565,219	28,169	—	1,309	23,561	—	1,752,957
Additions - internally developed		—	—	—	493,608	—	—	—	—	—	493,608
Additions - external purchases		118,344	—	—	—	117,443	—	—	—	—	235,787
Amortization (*1)		(187,819)	(105,285)	—	(363,162)	—	—	(163)	—	—	(656,429)
Disposals		(202)	(396)	(3,796)	—	—	—	—	—	—	(4,394)
Impairment loss (*3)		(1,633)	(425)	—	(52,775)	—	—	—	—	—	(54,833)
Reversal of impairment loss		—	—	242	—	—	—	—	—	—	242
Transfer from construction-in-progress		—	115,275	—	(1,429)	(112,568)	—	—	—	—	1,278
Effect of movements in exchange rates		2,433	2,712	6	—	(8)	—	—	596	—	5,739

Book value as of December 31, 2023	~~W~~	828,779	223,454	21,922	641,461	33,036	—	1,146	24,157	—	1,773,955

Acquisition cost as of December 31, 2023	~~W~~	2,189,071	1,403,157	23,463	2,295,468	33,036	59,176	12,763	109,115	13,081	6,138,330

Accumulated amortization as of December 31, 2023	~~W~~	(1,299,655)	(1,160,702)	—	(1,509,575)	—	(37,491)	(11,574)	—	(13,081)	(4,032,078)

Accumulated impairment loss as of December 31, 2023	~~W~~	(60,637)	(19,001)	(1,541)	(144,432)	—	(21,685)	(43)	(84,958)	—	(332,297)

(*1)	The Group has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses and research and development expenses.

(*2) Others mainly consist of rights to use electricity and gas supply facilities.

(*3)	The Group recognized an impairment loss amounting to ~~W~~52,775 million for development projects which are not likely to generate revenue.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

10.	Intangible Assets and Non-financial Assets Impairment, Continued

(b)	Changes in intangible assets for the year ended December 31, 2022 are as follows:

(In millions of won)
	Intellectual property rights		Software	Member- ships	Development costs	Construction-in- progress	Customer relationships	Technology	Good-will	Others (*2)	Total
Acquisition cost as of January 1, 2022	~~W~~	1,873,027	1,261,232	30,742	1,771,383	19,562	59,176	12,763	106,334	13,081	5,147,300
Accumulated amortization as of January 1, 2022		(915,764)	(1,023,062)	—	(1,318,476)	—	(37,491)	(11,243)	—	(13,081)	(3,319,117)
Accumulated impairment loss as of January 1, 2022		(28,945)	(9,309)	(1,659)	(63,692)	—	(21,685)	—	(57,995)	—	(183,285)

Book value as of January 1, 2022	~~W~~	928,318	228,861	29,083	389,215	19,562	—	1,520	48,339	—	1,644,898
Additions – internally developed		—	—	—	502,755	—	—	—	—	—	502,755
Additions – external purchases		187,114	24,741	7,004	—	95,179	—	—	—	—	314,038
Amortization (*1)		(192,983)	(105,615)	—	(272,102)	—	—	(168)	—	—	(570,868)
Disposals		—	(977)	(10,608)	—	—	—	—	—	—	(11,585)
Impairment loss (*3)(*4)		(34,901)	(17,799)	(42)	(54,649)	—	—	(43)	(26,963)	—	(134,397)
Transfer from construction-in-progress		—	85,319	—	—	(85,319)	—	—	—	—	—
Effect of movements in exchange rates		10,108	(2,957)	33	—	(1,253)	—	—	2,185	—	8,116

Book value as of December 31, 2022	~~W~~	897,656	211,573	25,470	565,219	28,169	—	1,309	23,561	—	1,752,957

Acquisition cost as of December 31, 2022	~~W~~	2,074,083	1,340,637	27,170	2,016,477	28,169	59,176	12,763	108,519	13,081	5,680,075

Accumulated amortization as of December 31, 2022	~~W~~	(1,115,014)	(1,108,459)	—	(1,358,446)	—	(37,491)	(11,411)	—	(13,081)	(3,643,902)

Accumulated impairment loss as of December 31, 2022	~~W~~	(61,413)	(20,605)	(1,700)	(92,812)	—	(21,685)	(43)	(84,958)	—	(283,216)

(*1)	The Group has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses and research and development expenses.
(*2)	Others mainly consist of rights to use electricity and gas supply facilities.
(*3)

During 2022, Display (Large OLED) CGU were assessed for impairment, and impairment losses amounting to ~~W~~93,966 million are recognized as other non-operating expenses. The impairment amount is allocated to goodwill, development costs, intellectual property rights and others.

(*4)	The Group recognized an impairment loss amounting to ~~W~~33,386 million for development projects which are not likely to generate revenue.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

10.	Intangible Assets and Non-financial Assets Impairment, Continued

(c)	Development costs and Intellectual property rights as of December 31, 2023 and 2022 are as follows:

Development cost

(i)	As of December 31, 2023

(In millions of won)
Classification	Product type	Book Value
Development completed	TV	~~W~~	43,956
	IT		63,049
	Mobile and others		190,487

		~~W~~	297,492

Development in process	TV	~~W~~	46,368
	IT		175,023
	Mobile and others		122,578

		~~W~~	343,969

		~~W~~	641,461

(ii) As of December 31, 2022

(In millions of won)
Classification	Product type	Book Value
Development completed	TV	~~W~~	55,187
	IT		24,684
	Mobile and others		199,552
		~~W~~	279,423

Development in process	TV	~~W~~	60,376

	IT		100,380
	Mobile and others		125,040

		~~W~~	285,796
		~~W~~	565,219

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

10.	Intangible Assets and Non-financial Assets Impairment, Continued

Intellectual property rights

(i) As of December 31, 2023

(In millions of won and in years)
Classification	Category		Book Value		Remaining amortization period (*1)
Patent	Direct additions		~~W~~	214,634	7.1
	Licenses agreement	(*2)		611,801	5.5

			~~W~~	826,435

Other				2,344	3.6

			~~W~~	828,779

(*1)	Weighted average of the remaining useful life at the end of the reporting period as each patent has a different remaining amortization period.
(*2)	The Group’s rights under contracts with the patent company

(ii)	As of December 31, 2022

(In millions of won and in years)
Classification	Category		Book Value		Remaining amortization period (*1)
Patent	Direct additions		~~W~~	198,136	7.2
	Licenses agreement	(*2)		697,605	6.0

			~~W~~	895,741

Other				1,915	3.6

			~~W~~	897,656

(*1)	Weighted average of the remaining useful life at the end of the reporting period as each patent has a different remaining amortization period.
(*2)	The Group’s rights under contracts with the patent company.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

10.	Intangible Assets and Non-financial Assets Impairment, Continued

(d)	Impairment assessment on CGU

As of December 31, 2023, the Group’s cash-generating units consist of Display CGU, Display (Large OLED) CGU and Display (AD PO) CGU. As of December 31, 2023, the Group performed impairment assessment for Display CGU. All the goodwill balance as of December 31, 2023 is allocated to the Display CGU.

The recoverable amount of Display CGU is determined based on its value in use. Value in use is calculated using the estimated cash flow based on 5-year business plan approved by management. The estimated revenue and operating expenditures of the Group’s products used in the forecast was determined considering external sources and the Group’s historical experience. Management estimated the future cash flows based on its past performance and forecasts on market growth. The key assumptions used in the estimation of value in use for Display CGU include revenue and operating expenditures for the forecast period and discount rate. Growth rates for subsequent years (“Terminal growth rate”) and the discount rate used in the estimation of value in use are as follows.

	Pre-tax discount rate(*)	Post-tax discount rate(*)	Terminal growth rate
2023
Display CGU	10.9%	9.0%	1.0%
2022
Display CGU	10.8%	9.0%	1.0%

(*)

The discount rate was calculated using the weighted average cost of equity capital and debt and the beta of equity capital was calculated as the average of five global listed companies in the same industry and the Group. Cost of debt was calculated using the yield rate of non-guaranteed corporate bond considering the Group’s credit rating and debt ratio was determined using the average of the debt ratios of the five global listed companies in the same industry and the Group. The Group calculates the value in use of the CGU using post-tax cash flows and a post-tax discount rate, and the result is not significantly different from the value in use calculated using pre-tax cash flows and pre-tax discount rate.

As a result of impairment assessment for Display CGU, the recoverable amount exceeded its carrying amount by ~~W~~975,459 million. Management has identified that a reasonably possible change in certain key assumption could cause the carrying amount to exceed the recoverable amount. The value in use determined for this CGU is sensitive to the discount rate used in the discounted cash flow model. Specifically, the discount rate would need to increase by 0.92% (holding all the other assumptions constant) for the estimated recoverable amount to be equal to the carrying amount.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

11.	Investment Property

(a)	Changes in investment property for the year ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Book value as of January 1	~~W~~	28,269	—
Transfer from property, plant and equipment		9,928	36,809
Depreciation		(4,962)	(804)
Impairment loss		—	(7,736)
Others		(240)	—

Book value as of December 31	~~W~~	32,995	28,269

(b)	During 2023, rental income from investment property is ~~W~~5,478 million (2022: ~~W~~358 million).

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

12.	Financial Liabilities

(a)	Financial liabilities as of December 31, 2023 and 2022 are as follows:

(In millions of won)	December 31, 2023		December 31, 2022
Current
Short-term borrowings	~~W~~	1,875,635	2,578,552
Current portion of long-term borrowings		2,934,693	2,538,917
Current portion of bonds		369,716	316,648
Derivatives (*1)		26,193	14,443
Fair value hedging derivatives (*2)		7,392	—
Lease liabilities		48,666	40,694

	~~W~~	5,262,295	5,489,254

Non-current
Long-term borrowings	~~W~~	10,230,658	8,425,195
Bonds		1,118,427	1,132,098
Derivatives (*1)		37,333	32,965
Fair value hedging derivatives (*2)		28,660	—
Lease liabilities		24,698	32,094

	~~W~~	11,439,776	9,622,352

(*1)

Represents cross currency interest rate swap contracts and others entered into by the Group to hedge currency and interest rate risks with respect to foreign currency denominated borrowings and bonds. The contracts are not designated as hedging instruments.

(*2)	Represents forward exchange contracts entered into by the Group to hedge exchange rate risks with respect to advances received in foreign currency. The contracts are designated as hedging instruments.

(b)	Short-term borrowings as of December 31, 2023 and 2022 are as follows.

(In millions of won, USD and CNY)
Lender	Annual interest rate as of December 31, 2023 (%)	December 31, 2023		December 31, 2022
Standard Chartered Bank Korea Limited and others	3.40~6.95	~~W~~	1,875,635	2,578,552

Foreign currency equivalent			USD 747	USD 1,252
			CNY 345	CNY 1,000

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

12.	Financial Liabilities, Continued

(c)	Won denominated long-term borrowings as of December 31, 2023 and 2022 are as follows:

(In millions of won)
Lender	Annual interest rate as of December 31, 2023 (%)	December 31, 2023		December 31, 2022
LG Electronics Inc.	6.06	~~W~~	1,000,000	—
Korea Development Bank and others	1.90~7.50		3,490,967	2,986,102
Less current portion of long-term borrowings		~~W~~	(776,000)	(1,341,500)

		~~W~~	3,714,967	1,644,602

(d)	Foreign currency denominated long-term borrowings as of December 31, 2023 and 2022 are as follows:

(In millions of won, USD and CNY)
Lender	Annual interest rate as of December 31, 2023 (%)	December 31, 2023		December 31, 2022
KEB Hana Bank and others	1.82~8.60	~~W~~	8,674,384	7,978,010

Foreign currency equivalent			USD 3,222	USD 3,494
			CNY 24,991	CNY 19,569
Less current portion of long-term borrowings		~~W~~	(2,158,693)	(1,197,417)

		~~W~~	6,515,691	6,780,593

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

12.	Financial Liabilities, Continued

(e)	Details of bonds issued and outstanding as of December 31, 2023 and 2022 are as follows:

(In millions of won and USD)
	Maturity	Annual interest rate as of December 31, 2023 (%)	December 31, 2023		December 31, 2022
Won denominated bonds at amortized cost (*1)
Publicly issued bonds	February 2024 ~ February 2027	2.29~3.66	~~W~~	1,025,000	1,215,000
Privately issued bonds	January 2025 ~ January 2026	7.20~7.25		337,000	110,000
Less discount on bonds				(2,120)	(2,927)
Less current portion				(369,716)	(189,975)

			~~W~~	990,164	1,132,098

Foreign currency denominated bonds at amortized cost (*2)
Privately issued bonds	April 2026	7.29	~~W~~	128,940	126,730
Foreign currency equivalent (contractual par amount)				USD 100	USD 100
Less discount on bonds				(677)	(57)
Foreign currency equivalent (discount on bonds)				USD (1)	USD (0)
Less current portion				—	(126,673)

			~~W~~	128,263	—

			~~W~~	1,118,427	1,132,098

(*1)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly.
(*2)	Principal of the foreign currency denominated bonds is to be repaid at maturity and interests are paid quarterly.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

13.	Employee Benefits

The Controlling Company and certain subsidiaries’ defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Controlling Company or certain subsidiaries.

The defined benefit plans expose the Group to actuarial risks, such as the risk associated with expected periods of service, interest rate risk, market (investment) risk, and others.

(a)	Net defined benefit liabilities (defined benefit assets) recognized as of December 31, 2023 and 2022 are as follows:

(In millions of won)	December 31, 2023		December 31, 2022
Present value of partially funded defined benefit obligations	~~W~~	1,491,146	1,602,697
Fair value of plan assets		(1,897,025)	(2,048,687)

	~~W~~	(405,879)	(445,990)

Defined benefit liabilities, net	~~W~~	1,559	1,531
Defined benefit assets, net	~~W~~	407,438	447,521

(b)	Changes in the present value of the defined benefit obligations for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)	2023		2022
Defined benefit obligations at January 1	~~W~~	1,602,697	1,684,096
Current service cost		173,879	173,534
Interest cost		83,793	59,104
Remeasurements (before tax)		(65,505)	(195,908)
Benefit payments		(287,100)	(116,472)
Net transfers from (to) related parties		(16,551)	(1,363)
Others		(67)	(294)

Defined benefit obligations at December 31	~~W~~	1,491,146	1,602,697

Weighted average remaining maturity of defined benefit obligations as of December 31, 2023 and 2022 are 12.20 years and 12.95 years, respectively.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

13.	Employee Benefits, Continued

(c)	Changes in fair value of plan assets for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Fair value of plan assets at January 1	~~W~~	2,048,687	1,750,783
Expected return on plan assets		107,735	64,378
Remeasurements (before tax)		(870)	(30,044)
Contributions by employer directly to plan assets		2,219	371,398
Benefit payments		(260,528)	(107,828)
Net transfers from (to) related parties		(218)	—

Fair value of plan assets at December 31	~~W~~	1,897,025	2,048,687

The estimated contributions payable in the following financial year is ~~W~~180,902 million.

(d)	Plan assets as of December 31, 2023 and 2022 are as follows:

(In millions of won)	December 31, 2023		December 31, 2022
Guaranteed deposits in banks	~~W~~	1,897,025	2,048,687

As of December 31, 2023, the Group maintains the plan assets primarily with Mirae Asset Securities Co., Ltd., KB Insurance Co., Ltd. and others.

(e)	Expenses related to defined benefit plans recognized in profit or loss for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)	2023		2022
Current service cost	~~W~~	173,879	173,534
Net interest cost		(23,942)	(5,274)

	~~W~~149,937		168,260

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

13.	Employee Benefits, Continued

Expenses are recognized in the consolidated statements of comprehensive income (loss) as follows:

(In millions of won)	2023		2022
Cost of sales	~~W~~	114,226	128,706
Selling expenses		7,138	8,017
Administrative expenses		16,865	18,780
Research and development expenses		11,708	12,757

	~~W~~149,937		168,260

(f) Remeasurements of net defined benefit liabilities (assets) included in other comprehensive income (loss) for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)	2023		2022
Balance at January 1	~~W~~	(2,900)	(125,293)
Remeasurements
Actuarial profit or loss arising from:
Experience adjustment		66,461	(83,376)
Demographic assumptions		(85)	(8,020)
Financial assumptions		(871)	287,304
Return on plan assets		(870)	(30,044)
Group’s share of associates regarding remeasurements		170	32

	~~W~~	64,805	165,896

Income tax	~~W~~	(14,818)	(43,503)

Balance at December 31	~~W~~	47,087	(2,900)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

13.	Employee Benefits, Continued

(g)	Principal actuarial assumptions as of December 31, 2023 and 2022 (expressed as weighted averages) are as follows:

	December 31, 2023	December 31, 2022
Expected rate of salary increase	4.0%	4.7%
Discount rate for defined benefit obligations	4.6%	5.4%

Assumptions regarding future mortality are based on published statistics and mortality tables. The current mortality underlying the values of the liabilities in the defined benefit plans are as follows:

		December 31, 2023	December 31, 2022
Teens	Males	0.00%	0.00%
	Females	0.00%	0.00%
Twenties	Males	0.01%	0.01%
	Females	0.00%	0.00%
Thirties	Males	0.01%	0.01%
	Females	0.00%	0.00%
Forties	Males	0.02%	0.02%
	Females	0.01%	0.01%
Fifties	Males	0.04%	0.04%
	Females	0.02%	0.02%

(h)	Reasonably possible changes to respective relevant actuarial assumptions would have affected the defined benefit obligations by the following amounts as of December 31, 2023:

(In millions of won)	Defined benefit obligations
	1% increase		1% decrease
Discount rate for defined benefit obligations	~~W~~	(157,102)	184,374
Expected rate of salary increase		192,107	(165,703)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

14.	Provisions

(a)	Changes in provisions for the year ended December 31, 2023 are as follows:

(In millions of won)
	Litigation and claims		Warranties (*)	Others	Total
Balance at January 1, 2023	~~W~~	1,680	249,368	8,431	259,479
Additions (reversal)		126	101,846	(2,551)	99,421
Usage		—	(177,419)	—	(177,419)

Balance at December 31, 2023	~~W~~	1,806	173,795	5,880	181,481

Current	~~W~~	1,806	109,990	5,880	117,676
Non-current	~~W~~	—	63,805	—	63,805

(*)

Product warranties on defective products are normally applicable for warranty periods from the date of customer’s purchase. The provision is calculated by using historical and anticipated rates of warranty claims, and costs per claim to satisfy the Group’s warranty obligation.

(b)	Changes in provisions for the year ended December 31, 2022 are as follows:

(In millions of won)
	Litigation and claims		Warranties (*)	Others	Total
Balance at January 1, 2022	~~W~~	—	257,126	9,247	266,373
Additions (reversal)		1,680	251,395	(816)	252,259
Usage		—	(259,153)	—	(259,153)

Balance at December 31, 2022	~~W~~	1,680	249,368	8,431	259,479

Current	~~W~~	1,680	163,211	8,431	173,322
Non-current	~~W~~	—	86,157	—	86,157

(*)

Product warranties on defective products are normally applicable for warranty periods from the date of customer’s purchase. The provision is calculated by using historical and anticipated rates of warranty claims, and costs per claim to satisfy the Group’s warranty obligation.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

15.	Contingent Liabilities and Commitments

(a)	Legal Proceedings

Anti-trust litigations

Some individual claimants filed “follow-on” damages claims against the Group and other TFT-LCD manufacturers alleging violations of EU competition law. While the Group continues its vigorous defense of the various pending proceedings described above, as of December 31, 2023, the Group cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the proceedings.

Others

The Group is involved in various lawsuits and disputes in addition to the pending proceedings described above. The Group cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the disputes.

(b)	Commitments

Factoring and securitization of accounts receivable

The Controlling Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 1,000 million (~~W~~1,289,400 million) in connection with the Controlling Company’s export sales transactions with its subsidiaries. As of December 31, 2023, there are no short-term borrowings that are outstanding but past due in connection with these agreements. In connection with all of the contracts in this paragraph, the Controlling Company has sold its accounts receivable with recourse.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

15.	Contingent Liabilities and Commitments, Continued

The Controlling Company and overseas subsidiaries have agreements with financial institutions for accounts receivables sales negotiating facilities. The respective maximum amount of accounts receivables that could be sold under the agreement and the amount of sold but not yet due accounts receivables by contract are as follows:

(In millions of USD and won)
		Credit limit		Not yet due
Classification	Financial institutions	Contractual amount	KRW equivalent	Contractual amount	KRW equivalent
Controlling Company	Sumitomo Mitsui Banking Corporation	USD 20	25,788	—	—
	MUFG Bank	USD 180	232,092	USD 3	3,815
	BNP Paribas	USD 15	19,341	—	—
	ING Bank	USD 40	51,576	USD 7	9,026

		USD 255	328,797	USD 10	12,841

Subsidiaries
LG Display Singapore Pte. Ltd.	Standard Chartered Bank	USD 100	128,940	—	—
	United Overseas Bank Limited	USD 150	193,410	USD 50	64,478
	JPMorgan Chase Bank, N.A., Singapore Branch	USD 50	64,470	—	—
	Credit Agricole Corporate & Investment Bank, Singapore Branch	USD 300	386,820	—	—
	ING Bank	USD 50	64,470	—	—

LG Display Taiwan Co., Ltd.	BNP Paribas	USD 15	19,341	—	—
	Australia and New Zealand Banking Group Ltd.	USD 160	206,304	USD 39	50,159

LG Display Germany GmbH	BNP Paribas	USD 135	174,069	USD 55	70,906

LG Display America, Inc.	Hong Kong & Shanghai Banking Corp.	USD 400	515,760	USD 200	257,881
	Standard Chartered Bank	USD 1,000	1,289,400	USD 868	1,119,287
	ING Bank	USD 150	193,410	USD 30	38,735

LG Display Japan Co., Ltd.	Standard Chartered Bank	USD 120	154,728	USD 20	25,790
	Chelsea Capital Corporation	USD 20	25,788	—	—

LG Display Guangzhou Trading Co., Ltd.	KEB Hana Bank (China) Company Limited	USD 30	38,682	USD 20	25,797

		USD 2,680	3,455,592	USD 1,282	1,653,033

		USD 2,935	3,784,389	USD 1,292	1,665,874

In connection with all of the contracts in the above table, the Group has sold its accounts receivable without recourse.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

15.	Contingent Liabilities and Commitments, Continued

Letters of credit

As of December 31, 2023, the Group entered into agreements with financial institutions in relation to the opening of letters of credit and the respective credit limits under the agreements are as follows:

(In millions of USD and won)
	Contractual amount	KRW equivalent
KEB Hana Bank	USD 450	~~W~~	580,230
Industrial Bank of Korea	USD 450		580,230
Industrial and Commercial Bank of China	USD 200		257,880
Shinhan Bank	USD 70		90,258
KB Kookmin Bank	USD 700		902,580
MUFG Bank	USD 100		128,940
The Export–Import Bank of Korea	USD 100		128,940

	USD 2,070	~~W~~	2,669,058

Payment guarantees

The Controlling Company was provided with payment guarantees amounting to USD 1,200 million (~~W~~1,547,280 million) from KB Kookmin Bank and others for advances received related to the long-term supply agreements.

LG Display (China) Co., Ltd. and other subsidiaries were provided with payment guarantees from the China Construction Bank and other various banks amounting to CNY 850 million (~~W~~153,714 million), JPY 900 million (~~W~~8,214 million), VND 73,279 million (~~W~~3,898 million), and USD 0.5 million (~~W~~689 million), respectively, for their local tax payments and utility payments.

License agreements

As of December 31, 2023, the Group has technical license agreements with Hitachi Display, Ltd. and others in relation to its LCD business and patent license agreement with Universal Display Corporation and others in relation to its OLED business. Also, the Group has a trademark license agreement with LG Corp. and other intellectual property license agreements with various companies as of December 31, 2023.

Long-term supply agreement

As of December 31, 2023, in connection with long-term supply agreements with customers, the Controlling Company recognized USD 1,200 million (~~W~~1,547,280 million) in advances received. The advances received will be used to offset accounts receivable arising from future product sales after a specified period of time. The Controlling Company was provided with payment guarantees amounting to USD 1,200 million (~~W~~1,547,280 million) from KB Kookmin Bank and other various banks relating to advances received (see note 15(b)).

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

15.	Contingent Liabilities and Commitments, Continued

Pledged assets

The pledged assets has provided by the Group are as follows:

(In millions of won)
Pledged Assets	Carrying amount		Maximum bond amount	Secured creditor	Borrowing amount
Property, plant and equipment and others	~~W~~	507,234	1,200,000	LG Electronics Inc.	1,000,000
		89,703	326,400	Korea Development Bank and others	272,000
		264,335	780,000	Korea Development Bank and others	200,000
		711,885	—	China Construction Bank Corporation and others	CNY 9,330
					USD 400
Deposits in banks and others		CNY 5,825	1,053,338	Shinhan Bank and others	450,000

The property, plant and equipment amounting to ~~W~~89,703 million are provided as collateral for borrowings of ~~W~~272,000 million and ~~W~~200,000 million to Korea Development Bank and others.

Commitments for asset acquisition

The Group’s commitments in relation to capital expenditures on property, plant and equipment and intangible assets as of December 31, 2023 are ~~W~~838,126 million. This commitment has not been recognized in these consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

16.	Share Capital, Share Premium and Reserves

(a)	Share capital and Share Premium

The Controlling Company is authorized to issue 500,000,000 shares of capital stock (par value ~~W~~5,000), and as of December 31, 2023 and December 31, 2022, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2022 to December 31, 2023.

The Group’s capital surplus consists of share premium. There have been no changes in share premium from January 1, 2022 to December 31, 2023.

(b)	Reserves

Reserves consist mainly of the following:

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

Other comprehensive income (loss) from associates

The other comprehensive income (loss) from associates comprises the amount related to change in equity of investments in equity accounted investees.

Reserves as of December 31, 2023 and 2022 are as follows:

(In millions of won)
	December 31, 2023		December 31, 2022
Foreign currency translation differences for foreign operations	~~W~~	548,792	509,620
Other comprehensive loss from associates		(32,816)	(29,992)

	~~W~~	515,976	479,628

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

16.	Share Capital, Share Premium and Reserves, Continued

The movement in reserves for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	Loss on valuation of derivatives		Foreign currency translation differences for foreign operations	Other comprehensive income (loss) from associates (excluding remeasurements)	Total
January 1, 2022	~~W~~	(9,227)	566,651	(20,282)	537,142
Change in reserves		9,227	(57,031)	(9,710)	(57,514)

December 31, 2022	~~W~~	—	509,620	(29,992)	479,628

January 1, 2023	~~W~~	—	509,620	(29,992)	479,628
Change in reserves		—	39,172	(2,824)	36,348

December 31, 2023	~~W~~	—	548,792	(32,816)	515,976

17.	Revenue

Details of revenue for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Sales of goods	~~W~~	21,254,395	26,318,585
Royalties		16,256	12,402
Others		60,168	33,750
Hedging loss		—	(212,956)

	~~W~~	21,330,819	26,151,781

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

18.	Geographic and Other Information

The following is a summary of the Group’s operation by region based on the location of customers for the years ended December 31, 2023 and 2022.

(a)	Revenue by geography

(In millions of won)
	2023		2022
Domestic	~~W~~	633,529	678,246
Foreign
China		14,704,357	17,434,407
Asia (excluding China)		2,397,980	2,796,648
United States		2,079,628	3,078,924
Europe (excluding Poland)		613,924	988,566
Poland		901,401	1,387,946

	~~W~~	20,697,290	25,686,491

	~~W~~	21,330,819	26,364,737

Revenue for 2022 excludes ~~W~~212,956 million of forward exchange hedging loss which was reclassified from accumulated other comprehensive income to revenue when the sales from the hedged forecast transactions are recognized.

Sales to Company A and Company B amount to ~~W~~11,119,769 million and ~~W~~3,371,229 million, respectively, for the year ended December 31, 2023 (2022: 11,731,702 million and ~~W~~4,699,282 million, respectively). The Group’s top ten end-brand customers together accounted for 87% of revenue for the year ended December 31, 2023 (2022: 86%).

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

18.	Geographic and Other Information, Continued

(b)	Non-current assets by geography

(In millions of won)
	December 31, 2023				December 31, 2022
	Property, plant and equipment		Intangible assets	Investment Property	Property, plant and equipment	Intangible assets	Investment Property
Domestic	~~W~~	13,583,136	1,683,116	32,995	14,042,794	1,633,866	28,269
Foreign
China		3,358,395	32,009	—	4,302,527	53,388	—
Vietnam		3,244,729	31,472	—	2,590,438	20,315	—
Others		14,072	27,358	—	11,174	45,388	—

	~~W~~	6,617,196	90,839	—	6,904,139	119,091	—

	~~W~~	20,200,332	1,773,955	32,995	20,946,933	1,752,957	28,269

(c)	Revenue by product and services

(In millions of won)
	2023		2022
TV	~~W~~	4,331,474	6,975,269
IT		7,853,034	11,197,954
Mobile and others		9,146,311	8,191,514

	~~W~~	21,330,819	26,364,737

Revenue for 2022 excludes ~~W~~212,956 million of forward exchange hedging loss which was reclassified from accumulated other comprehensive income to revenue when the sales from the hedged forecast transactions are recognized.

The proportion of revenue from OLED products to total revenue disclosed above was 48% and 40% for the years ended December 31, 2023 and 2022, respectively.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

19.	The Nature of Expenses and Others

The classification of expenses by nature for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Changes in inventories	~~W~~	345,190	477,457
Purchases of raw materials, merchandise and others		10,810,985	13,521,132
Depreciation and amortization		4,213,742	4,557,457
Outsourcing		922,565	1,096,681
Labor		3,439,608	3,669,275
Supplies and others		938,568	1,212,142
Utility		1,193,025	1,189,105
Fees and commissions		704,763	834,449
Shipping		124,770	276,253
Advertising		76,404	108,315
Warranty		101,846	251,395
Travel		66,201	66,428
Taxes and dues		129,784	144,038
Others		1,043,238	2,322,067

	~~W~~	24,110,689	29,726,194

Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

20.	Selling and Administrative Expenses

Details of selling and administrative expenses for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Salaries	~~W~~	372,966	354,709
Expenses related to defined benefit plans		24,822	26,872
Other employee benefits		86,692	91,396
Shipping		91,960	213,613
Fees and commissions		253,495	272,337
Depreciation		264,982	263,739
Taxes and dues		65,528	69,851
Advertising		76,404	108,315
Warranty		101,846	251,395
Insurance		13,610	15,100
Travel		18,421	17,912
Training		9,775	15,458
Others		95,186	126,022

	~~W~~	1,475,687	1,826,719

21.	Personnel Expenses

Details of personnel expenses for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Salaries and wages	~~W~~	2,850,927	2,975,325
Other employee benefits		613,072	652,915
Contributions to National Pension plan		81,625	77,062
Expenses related to defined benefit plans and defined contribution plans		158,756	169,362

	~~W~~	3,704,380	3,874,664

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

22.	Other Non-operating Income and Other Non-operating Expenses

(a)	Details of other non-operating income for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Foreign currency gain	~~W~~	1,398,181	3,098,553
Gain on disposal of property, plant and equipment		34,961	25,737
Gain on disposal of intangible assets		1,989	—
Reversal of impairment loss on property, plant and equipment		7	3,181
Reversal of impairment loss on intangible assets		242	1,975
Rental income		2,271	2,806
Others		34,607	53,585

	~~W~~	1,472,258	3,185,837

(b)	Details of other non-operating expenses for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Foreign currency loss	~~W~~	1,516,528	2,957,048
Loss on disposal of property, plant and equipment		102,453	54,432
Impairment loss on property, plant and equipment		60,072	1,260,436
Loss on disposal of intangible assets		55	193
Impairment loss on intangible assets		54,833	136,372
Impairment loss on investments		—	7,736
Others		52,293	30,197

	~~W~~	1,786,234	4,446,414

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

23.	Finance Income and Finance Costs

(a) Finance income and costs recognized in profit or loss for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Finance income
Interest income	~~W~~	134,664	85,624
Foreign currency gain		560,633	308,665
Gain on disposal of investments		2,994	2,993
Reversal of impairment loss on investments		—	613
Gain on transaction of derivatives		178,610	49,503
Gain on valuation of derivatives		239,973	193,570
Gain on disposal of financial assets at fair value through profit or loss		132	173
Gain on valuation of financial assets at fair value through profit or loss		5,288	11,678
Gain on valuation of financial liabilities at fair value through profit or loss		—	220,240

	~~W~~	1,122,294	873,059

Finance costs
Interest expense	~~W~~	723,429	414,521
Foreign currency loss		512,456	440,604
Loss on disposal of investments		37	80
Impairment loss on investments in equity accounted investees		6,808	—
Loss on repayment of borrowings and bonds		167	2,672
Loss on sale of trade accounts and notes receivable		48,600	37,087
Loss on transaction of derivatives		—	359
Loss on valuation of derivatives		316,467	65,585
Loss on valuation of financial assets at fair value through profit or loss		18,562	5,205
Others		8,008	250

	~~W~~	1,634,534	966,363

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

24.	Income Tax Expense (Benefit)

(a)	Details of income tax expense (benefit) for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Current tax expense (benefit)
Current year	~~W~~	260,556	206,465
Adjustment for prior years		(67,985)	(59,484)

	~~W~~	192,571	146,981

Deferred tax expense (benefit)
Origination and reversal of temporary differences and others	~~W~~	(1,112,066)	(842,529)
Change in unrecognized deferred tax assets(*)		156,783	457,763

	~~W~~	(955,283)	(384,766)

Income tax expense (benefit)	~~W~~	(762,712)	(237,785)

(*)

Due to the impact of the changes in estimates of future taxable income, change in unrecognized deferred tax assets consist of effect from reducing deferred tax assets in relation to tax credit carryforwards.

(b)	Income taxes recognized directly in other comprehensive income or loss for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)	2023				2022
	Before tax		Tax expense	Net of tax	Before tax	Tax expense	Net of tax
Remeasurements of net defined benefit liabilities (assets)	~~W~~	64,635	(14,818)	49,817	165,864	(43,503)	122,361
Gain (loss) on valuation of derivatives		—	—	—	12,495	(3,268)	9,227
Foreign currency translation differences for foreign operations		43,572	(20,429)	23,143	(80,718)	(245)	(80,963)
Change in equity of equity method investee		(2,679)	25	(2,654)	(11,603)	1,925	(9,678)

	~~W~~	105,528	(35,222)	70,306	86,038	(45,091)	40,947

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

24.	Income Tax Expense (Benefit), Continued

(c)	Reconciliation of the effective tax rate for the years ended December 31, 2023 and 2022 is as follows:

(In millions of won)	2023			2022
Loss for the year	~~W~~		(2,576,729)		(3,195,585)
Income tax benefit			(762,712)		(237,785)

Loss before income tax			(3,339,441)		(3,433,370)

Income tax benefit using the statutory tax rate of each country		23.65%	(789,941)	21.51%	(738,403)
Non-deductible expenses		(0.59%)	19,759	(0.55%)	18,742
Tax credits		6.22%	(207,745)	4.23%	(145,189)
Change in unrecognized deferred tax assets (*1)		(4.69%)	156,783	(13.33%)	457,763
Adjustment for prior years (*2)		0.32%	(10,726)	0.06%	(2,072)
Effect on change in tax rate		(1.80%)	60,134	(4.90%)	168,372
Others		(0.27%)	9,024	(0.09%)	3,002

Income tax benefit	~~W~~		(762,712)		(237,785)

Effective tax rate			(*3)		(*3)

(*1)

Due to the impact of the changes in estimates of future taxable income, change in unrecognized deferred tax assets consist of effect from reducing deferred tax assets in relation to tax credit carry forwards.

(*2)	Adjustment for prior years in 2023 and 2022 consist of expected amount adjusted for transfer price investigation for prior periods and others.
(*3)	Actual effective tax rate is not calculated due to income tax benefit.

(d)	Global Minimum Tax

The Organization for Economic Cooperation and Development implemented the Base Erosion and Profit Shifting (BEPS) 2.0 framework, which imposes a minimum tax for multinational enterprise groups with total consolidated group revenue of EUR 750 million or more in at least two of the four preceding years. Under the model rules, the above mentioned entities would be required to pay a top-up tax on excess profits in any jurisdiction in which the global anti-base erosion effective tax rate for the jurisdiction is below a 15% minimum rate. The top-up tax is paid to the tax authority of the country where the controlling company that meets certain requirements is located.

However, since the newly enacted tax legislation in Korea is effective from January 1, 2024, there is no current tax impact for the year ended December 31, 2023.

As of December 31, 2023, the Group’s consolidated revenues exceeds EUR 750 million for each of the last two consecutive financial years. For 2024, management does not expect any of the countries where the subsidiaries are located will have a statutory tax rate of below 15%.

LG Display Vietnam Haiphong Co., Ltd., a subsidiary located in Vietnam is eligible for additional tax credits that reduce its effective tax rate to below 15%, but it is not expected to be subject to the global minimum tax if the government support is a Qualified Refundable Tax Credit (QRTC).

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

25.	Deferred Tax Assets and Liabilities

(a)	Unrecognized deferred tax liabilities

As of December 31, 2023, in relation to the taxable temporary differences on investments in subsidiaries amounting to ~~W~~523,448 million, the Controlling Company did not recognize deferred tax liabilities since the Controlling Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future.

(b)	Unused tax credit carryforwards for which no deferred tax asset is recognized

As of December 31, 2023, the amount of unused tax credit carryforwards for which no deferred tax asset is recognized and their expiration dates are as follows:

(In millions of won)
	Total		December 31, 2025	December 31, 2026	December 31, 2027	December 31, 2028	December 31, 2029	December 31, 2030	December 31, 2031	December 31, 2032	December 31, 2033
Tax credit carryforwards	~~W~~	869,364	7,302	18,476	114,435	90,124	99,937	60,401	79,543	159,552	239,594

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

25.	Deferred Tax Assets and Liabilities, Continued

(c)	Deferred tax assets and liabilities

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. The book value of the Group’s deferred income tax assets and liabilities may differ from the amounts actually recovered or settled.

Deferred tax assets and liabilities are attributable to the following:

(In millions of won)	Assets			Liabilities		Total
	December 31, 2023		December 31, 2022	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Other accounts receivable, net	~~W~~	—	—	(61)	(2,009)	(61)	(2,009)
Inventories, net		51,728	62,014	—	—	51,728	62,014
Defined benefit liabilities, net		—	—	(89,753)	(95,850)	(89,753)	(95,850)
Investments in subsidiaries and associates		—	—	(89,649)	(252,375)	(89,649)	(252,375)
Accrued expenses		97,867	111,293	—	—	97,867	111,293
Property, plant and equipment		609,345	704,117	(43,282)	(17,322)	566,063	686,795
Intangible assets		13,314	25,340	(2,069)	(4,042)	11,245	21,298
Provisions		39,586	57,210	—	—	39,586	57,210
Other temporary differences		70,182	112,771	(11,451)	(26,519)	58,731	86,252
Tax loss carryforwards		2,766,820	1,795,132	—	—	2,766,820	1,795,132
Tax credit carryforwards		148,215	170,971	—	—	148,215	170,971

Deferred tax assets (liabilities)	~~W~~	3,797,057	3,038,848	(236,265)	(398,117)	3,560,792	2,640,731

Realization of deferred tax assets related to unused tax losses and tax credit carryforwards which are primarily related to Korea is affected by estimates in future taxable profits before they expire. The estimation uncertainty is primarily driven by the Group’s assumptions in revenue and operating expenditures.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

25.	Deferred Tax Assets and Liabilities, Continued

(d)	Changes in deferred tax assets and liabilities for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)	January 1, 2022		Profit or loss	Other comprehensive Income (loss)	December 31, 2022	Profit or loss	Other comprehensive loss	December 31, 2023
Other accounts receivable, net	~~W~~	(17)	(1,992)	—	(2,009)	1,948	—	(61)
Inventories, net		68,679	(6,665)	—	62,014	(10,286)	—	51,728
Defined benefit liabilities, net		(26,642)	(25,705)	(43,503)	(95,850)	20,915	(14,818)	(89,753)
Subsidiaries and associates		(233,552)	(20,503)	1,680	(252,375)	183,130	(20,404)	(89,649)
Accrued expenses		250,582	(139,289)	—	111,293	(13,426)	—	97,867
Property, plant and equipment		603,492	83,303	—	686,795	(120,732)	—	566,063
Intangible assets		10,814	10,484	—	21,298	(10,053)	—	11,245
Provisions		68,893	(11,683)	—	57,210	(17,624)	—	39,586
Other temporary differences		110,678	(21,158)	(3,268)	86,252	(27,521)	—	58,731
Tax loss carryforwards		958,624	836,508	—	1,795,132	971,688	—	2,766,820
Tax credit carryforwards		489,505	(318,534)	—	170,971	(22,756)	—	148,215

Deferred tax assets (liabilities)	~~W~~	2,301,056	384,766	(45,091)	2,640,731	955,283	(35,222)	3,560,792

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

26.	Earnings (Loss) per Share Attributable to Owners of the Controlling Company

(a)	Basic earnings (loss) per share for the years ended December 31, 2023 and 2022 are as follows:

(In won and No. of shares)	2023		2022
Loss attributable to owners of the Controlling Company for the year	~~W~~	(2,733,741,837,803)	(3,071,564,667,651)
Weighted-average number of common stocks outstanding		357,815,700	357,815,700

Basic loss per share	~~W~~	(7,640)	(8,584)

For the years ended December 31, 2023 and 2022, there were no events or transactions that resulted in changes in the number of common stocks used for calculating basic earnings (loss) per share.

(b)	Diluted loss per share is not different from basic loss per share as there are no dilution effects of potential common stocks for the years ended December 31, 2023 and 2022.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

27.	Financial Risk Management

The Group is exposed to credit risk, liquidity risk and market risks. The Group identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below an acceptable level.

(a)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices, will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(i)	Currency risk

The Group is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Controlling Company, Korean won (KRW). The currencies in which these transactions primarily are denominated are USD, CNY, JPY, etc.

Interest on borrowings is accrued in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Group, primarily KRW, USD, and CNY.

The Group adopts policies to ensure that its net exposure is kept to a manageable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances. In respect of monetary assets and liabilities denominated in foreign currencies, the Group manages currency risk through continuously managing the position of foreign currencies, measuring the currency risk and, if necessary, using derivatives such as currency forwards, currency swap and others.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

27.	Financial Risk Management, Continued

i)	Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts as of December 31, 2023 and 2022 is as follows:

(In millions)	December 31, 2023
	USD	JPY	CNY	TWD	EUR	PLN	VND
Cash and cash equivalents	1,074	654	1,695	38	2	1	226,342
Deposits in banks	—	—	7,411	—	—	—	—
Trade accounts and notes receivable	2,442	—	430	—	(2)	—	—
Other accounts receivables	6	186	294	20	—	—	13,969
Other assets denominated in foreign currencies	23	188	34	7	—	—	13,146
Trade accounts and notes payable	(1,721)	(9,837)	(1,765)	—	2	—	(740,674)
Other accounts payable	(545)	(14,589)	(2,151)	(6)	(5)	—	(1,309,118)
Financial liabilities	(4,068)	—	(25,336)	—	—	—	—
Advances received	(1,200)	—	—	—	—	—	—

	(3,989)	(23,398)	(19,388)	59	(3)	1	(1,796,335)

Cross currency interest rate swap contracts(*1)	1,930	—	345	—	—	—	—
Forward exchange contracts(*2)	1,200	—	—	—	—	—	—

Net exposure	(859)	(23,398)	(19,043)	59	(3)	1	(1,796,335)

(*1)

Of cross currency interest rate swap contracts, USD 500 million and CNY 345 million were entered into to hedge currency risk with respect to foreign currency denominated borrowings and USD 1,430 million were entered into to hedge currency risk and interest rate risk with respect to foreign currency denominated borrowings and bonds.

(*2)	Represents forward exchange contracts entered into by the Group to hedge exchange rate risks with respect to advances received in foreign currency. The contracts are designated as hedging instruments.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

27.	Financial Risk Management, Continued

(In millions)	December 31, 2022
	USD	JPY	CNY	TWD	EUR	PLN	VND
Cash and cash equivalents	1,040	228	1,984	25	1	1	151,912
Deposits in banks	69	—	8,888	—	—	—	—
Trade accounts and notes receivable	1,725	103	703	—	—	—	—
Other accounts receivables	26	114	253	10	21	—	15,800
Other assets denominated in foreign currencies	30	191	82	7	—	—	11,353
Trade accounts and notes payable	(1,824)	(4,987)	(1,306)	—	—	—	(478,926)
Other accounts payable	(565)	(19,084)	(1,711)	(8)	(10)	—	(2,681,508)
Financial liabilities	(4,846)	—	(20,569)	—	—	—	—

	(4,345)	(23,435)	(11,676)	34	12	1	(2,981,369)

Cross currency interest rate swap contracts (*)	2,430	—	—	—	—	—	—

Net exposure	(1,915)	(23,435)	(11,676)	34	12	1	(2,981,369)

(*) Of cross currency interest rate swap contracts, USD 700 million were entered into to hedge currency risk with respect to foreign currency denominated borrowings and USD 1,730 million were entered into to hedge currency risk and interest rate risk with respect to foreign currency denominated borrowings and bonds.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

27.	Financial Risk Management, Continued

Average exchange rates applied for the years ended December 31, 2023 and 2022 and the exchange rates at December 31, 2023 and December 31, 2022 are as follows:

(In won)
	Average rate (year-to-date)			Reporting date spot rate
	2023		2022	December 31, 2023	December 31, 2022
USD	~~W~~	1,306.12	1,291.15	1,289.40	1,267.30
JPY		9.32	9.85	9.13	9.53
CNY		184.28	191.60	180.84	181.44
TWD		41.94	43.36	41.98	41.27
EUR		1,412.67	1,357.29	1,426.59	1,351.20
PLN		311.36	289.78	329.11	288.70
VND		0.0548	0.0551	0.0532	0.0537

ii)	Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Group’s assets or liabilities denominated in a foreign currency as of December 31, 2023 and 2022, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considers to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

(In millions of won)	December 31, 2023			December 31, 2022
	Equity		Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	~~W~~	(68,615)	44,361	(114,317)	(23,215)
JPY (5 percent weakening)		(8,160)	(8,480)	(8,614)	(8,541)
CNY (5 percent weakening)		(172,198)	(2)	(105,926)	(5)
TWD (5 percent weakening)		122	9	68	3
EUR (5 percent weakening)		(208)	(52)	896	(281)
PLN (5 percent weakening)		8	8	11	11
VND (5 percent weakening)		(3,683)	(3,683)	(6,161)	(6,161)

A stronger won against the above currencies as of December 31, 2023 and 2022 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

27.	Financial Risk Management, Continued

iii)	Fair value hedging derivatives

In relation to advances received that are denominated in foreign currencies, the Controlling Company uses derivative instruments to hedge change of fair value due to foreign currency exchange rate changes. As of December 31, 2023, there is no ineffective portion of the gain or loss on valuation of derivatives to which change of fair value hedging accounting has been applied and loss on valuation amounting to ~~W~~36,052 million, respectively, (contracted buying amount: USD 1,200 million, contracted exchange rate: ~~W~~1,289.11 ~ 1,310.08) are recognized in profit or loss.

(ii)	Interest rate risk

Interest rate risk arises principally from the Group’s variable interest-bearing bonds and borrowings. The Group establishes and applies its policy to reduce uncertainty arising from fluctuations in interest rates and to minimize finance cost and manages interest rate risk by monitoring of trends of fluctuations in interest rate and establishing plan for countermeasures. Meanwhile, the Group entered into cross currency interest rate swap contracts amounting to USD 1,430 million (~~W~~1,843,842 million) and interest rate swap contracts amounting to ~~W~~980,000 million in notional amount to hedge interest rate risk with respect to variable interest bearing borrowings.

i)	Profile

The interest rate profile of the Group’s interest-bearing financial instruments as of December 31, 2023 and 2022 is as follows:

(In millions of won)	December 31, 2023		December 31, 2022
Fixed rate instruments
Financial assets	~~W~~	3,163,490	3,547,256
Financial liabilities		(6,333,238)	(6,025,365)

	~~W~~	(3,169,748)	(2,478,109)

Variable rate instruments
Financial liabilities	~~W~~	(10,195,891)	(8,966,045)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

27.	Financial Risk Management, Continued

ii)	Equity and profit or loss sensitivity analysis for variable rate instruments

As of December 31, 2023 and 2022, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for the respective following 12 month periods. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)	Equity			Profit or loss
	1%p increase		1%p decrease	1%p increase	1%p decrease
December 31, 2023
Variable rate instruments (*)	~~W~~	(56,829)	56,829	(56,829)	56,829
December 31, 2022
Variable rate instruments (*)	~~W~~	(49,885)	49,885	(49,885)	49,885

(*)	Financial instruments related to non-hedging interest rate swap are excluded from the calculation.

(b)	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Group’s receivables from customers.

The Group’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management believes that the default risk of the country in which each customer operates, does not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

The Group establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

In relation to the impairment of financial assets subsequent to initial recognition, the Group recognizes the changes in expected credit loss (“ECL”) in profit or loss at each reporting date.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

27.	Financial Risk Management, Continued

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of December 31, 2023 and 2022 is as follows:

(In millions of won)
	December 31, 2023		December 31, 2022
Financial assets carried at amortized cost
Cash equivalents	~~W~~	2,257,519	1,823,573
Deposits in banks		905,982	1,722,618
Trade accounts and notes receivable, net		3,218,093	2,358,914
Non-trade receivables		112,739	146,921
Accrued income		14,246	22,505
Deposits		18,378	26,586
Loans		59,884	88,868
Lease receivables		4,130	11,058

	~~W~~	6,590,971	6,201,043

Financial assets at fair value through profit or loss
Convertible securities	~~W~~	3,127	1,797
Derivatives		169,703	230,080

	~~W~~	172,830	231,877

	~~W~~	6,763,801	6,432,920

Trade accounts and notes receivable are insured in order for the Group to manage credit risk if they do not meet the Group’s internal credit ratings. Uninsured trade accounts and notes receivable are managed by continuous monitoring of internal credit rating standards established by the Group and seeking insurance coverage, if necessary.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

27.	Financial Risk Management, Continued

(c)	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or other financial assets. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

The Group has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing. To the extent that the Group does not generate sufficient cash flows from operations to meet its capital requirements, the Group may rely on other financing activities, such as external long-term borrowings and offerings of debt instruments, equity-linked and other debt instruments, and equity financing. In addition, the Group maintains a line of credit with various banks.

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of December 31, 2023 and 2022.

(In millions of won)			2023
			Contractual cash flows in
	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	~~W~~	15,040,986	16,309,036	3,534,173	1,900,982	6,231,118	4,397,095	245,668
Bonds		1,488,143	1,597,741	111,169	319,011	642,996	524,565	—
Trade accounts and notes payable		4,175,064	4,175,064	3,969,497	205,567	—	—	—
Other accounts payable		1,826,723	1,829,539	1,750,080	79,459	—	—	—
Other accounts payable (enterprise procurement cards) (*)		1,092,180	1,092,180	938,899	153,281	—	—	—
Long-term other accounts payable		357,907	413,255	—	—	129,587	175,358	108,310
Security deposits received		153,370	190,329	3,120	4,597	1,047	181,565	—
Lease liabilities		73,364	77,246	29,980	21,335	11,848	11,461	2,622
Derivative financial liabilities
Derivatives	~~W~~	63,526	45,705	18,781	3,988	12,474	10,462	—
Derivatives for fair value hedge		36,052	36,052	1,514	5,878	20,282	8,378	—

	~~W~~	24,307,315	25,766,147	10,357,213	2,694,098	7,049,352	5,308,884	356,600

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

27.	Financial Risk Management, Continued

(*)

Represents liabilities payable to credit card companies for purchase of raw material expenses and others paid using enterprise procurement cards. The Group presented the payable to credit card companies as other accounts payable and disclosed related cash flows as operating activities since the Group is using the enterprise procurement cards through agreements with suppliers for transactions arising from purchasing of goods and services, the payment term is within a year from the purchase, as part of the normal operating cycle, and no security is provided. Change in liabilities related to procurement cards for the year ended December 31, 2023 is as follows:

(In millions of won)
	January 1, 2023		Change (Cash flows from operation activities)	December 31, 2023
Other accounts payable (enterprise procurement cards)	~~W~~	935,739	156,441	1,092,180

(In millions of won)			2022
			Contractual cash flows in
	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	~~W~~	13,542,664	14,674,463	4,329,345	1,266,247	3,135,925	5,591,303	351,643
Bonds		1,448,746	1,570,630	338,815	16,956	400,764	727,752	86,343
Trade accounts and notes payable		4,061,684	4,061,684	3,523,098	538,586	—	—	—
Other accounts payable		2,307,190	2,309,929	2,231,832	78,097	—	—	—
Other accounts payable (enterprise procurement cards)(*)		935,739	935,739	935,739	—	—	—	—
Long-term other accounts payable		435,232	508,194	—	—	103,450	245,064	159,680
Security deposits received		146,788	191,735	—	2,262	8,463	181,010	—
Lease liabilities		72,788	77,803	26,733	16,995	18,552	10,743	4,780
Derivative financial liabilities
Derivatives	~~W~~	47,408	29,418	(1,637)	10,741	3,024	17,290	—

	~~W~~	22,998,239	24,359,595	11,383,925	1,929,884	3,670,178	6,773,162	602,446

(*)

Represents liabilities payable to credit card companies for utility expenses and others paid using enterprise procurement cards. The Group presented the payable to credit card companies as other accounts payable and disclosed related cash flows as operating activities since the Group is using the enterprise procurement cards through agreements with suppliers for transactions arising from purchasing of goods and services, the payment term is within a year from the purchase, as part of the normal operating cycle, and no security is provided. Change in liabilities related to procurement cards for the year ended December 31, 2022 is as follows:

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

27.	Financial Risk Management, Continued

(In millions of won)
	January 1, 2022		Change (Cash flows from operation activities)	December 31, 2022
Other accounts payable (enterprise procurement cards)	~~W~~	1,074,089	(138,350)	935,739

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

(d)	Capital management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders.

(In millions of won)
	December 31, 2023		December 31, 2022
Total liabilities	~~W~~	26,988,754	24,366,792
Total equity		8,770,544	11,319,227
Cash and deposits in banks (*1)		3,163,493	3,547,256
Borrowings (including bonds)		16,529,129	14,991,410
Total liabilities to equity ratio		308%	215%
Net borrowings to equity ratio (*2)		152%	101%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and current deposits in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds and excluding lease liabilities and others) less cash and current deposits in banks by total equity.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

27.	Financial Risk Management, Continued

(e)	Determination of fair value

(i)	Measurement of fair value

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

i)	Current assets and liabilities

The carrying amounts approximate their fair value because of the short maturity of these instruments.

ii)	Trade receivables and other receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes. The carrying amounts of current receivables approximate their fair value.

iii)	Investments in equity and debt securities

The fair value of marketable financial assets at FVTPL and FVOCI is determined by reference to their quoted closing bid price at the reporting date. The fair value of non-marketable instruments is determined using the results of fair value assessment performed by external valuation institutions and others.

iv)	Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, except for the liabilities at FVTPL, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

v)	Derivatives

The inputs used to measure the fair value of currency forward and cross currency interest rate swap are calculated based on the exchange rates and interest rates observable in the market at the reporting date.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

27.	Financial Risk Management, Continued

(ii)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the consolidated statements of financial position as of December 31, 2023 and 2022 are as follows:

(In millions of won)
	December 31, 2023				December 31, 2022
	Carrying amounts		Fair values		Carrying amounts	Fair values
Financial assets carried at amortized cost
Cash and cash equivalents	~~W~~	2,257,522	(	*)	1,824,649	(	*)
Deposits in banks		905,982	(	*)	1,722,618	(	*)
Trade accounts and notes receivable		3,218,093	(	*)	2,358,914	(	*)
Non-trade receivables		112,739	(	*)	146,921	(	*)
Accrued income		14,246	(	*)	22,505	(	*)
Deposits		18,378	(	*)	26,586	(	*)
Loans		59,884	(	*)	88,868	(	*)
Lease receivables		4,130	(	*)	11,058	(	*)
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	87,027	87,027		96,064	96,064
Convertible securities		3,127	3,127		1,797	1,797
Derivatives		169,703	169,703		230,080	230,080
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	63,526	63,526		47,408	47,408
Financial liabilities effective for fair value hedging
Derivatives	~~W~~	36,052	36,052		—	—
Financial liabilities carried at amortized cost
Borrowings	~~W~~	15,040,986	15,101,258		13,542,664	13,521,494
Bonds		1,488,143	1,479,725		1,448,746	1,377,696
Trade accounts and notes payable		4,175,064	(	*)	4,061,684	(	*)
Other accounts payable		3,276,810	(	*)	3,678,161	(	*)
Security deposits received		153,370	(	*)	146,788	(	*)
Lease liabilities		73,364	(	*)	72,788	(	*)

(*)	Excluded from disclosures as the carrying amount approximates fair value.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

27.	Financial Risk Management, Continued

(iii)	Fair values of financial assets and liabilities

i)	Fair value hierarchy

Financial instruments carried at fair value are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

ii)	Valuation techniques and inputs for Assets and Liabilities measured by the fair value hierarchy

(In millions of won)	December 31, 2023				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	87,027	Discounted cash flow, etc.	Discount rate and Estimated cash flow, etc.
Convertible securities		—	—	3,127	Blended discount model and binominal option pricing model	Discount rate, stock price and volatility
Derivatives		—	169,703	—	Discounted cash flow	Discount rate and Exchange rate
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	63,526	—	Discounted cash flow	Discount rate and Exchange rate
Financial liabilities effective for fair value hedging
Derivatives	~~W~~	—	36,052	—	Discounted cash flow	Discount rate and Exchange rate

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

27.	Financial Risk Management, Continued

(In millions of won)	December 31, 2022				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	96,064	Discounted cash flow, etc.	Discount rate and Estimated cash flow, etc.
Convertible securities		—	—	1,797	Blended discount model and binominal option pricing model	Discount rate, stock price and volatility
Derivatives		—	230,080	—	Discounted cash flow	Discount rate and Exchange rate
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	47,408	—	Discounted cash flow	Discount rate and Exchange rate

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

27.	Financial Risk Management, Continued

iii)	Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of December 31, 2023 and December 31, 2022 are as follows:

(In millions of won)	December 31, 2023				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Borrowings	~~W~~	—	—	15,101,258	Discounted cash flow	Discount rate
Bonds		—	—	1,479,725	Discounted cash flow	Discount rate

(In millions of won)	December 31, 2022				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Borrowings	~~W~~	—	—	13,521,494	Discounted cash flow	Discount rate
Bonds		—	—	1,377,696	Discounted cash flow	Discount rate

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

27.	Financial Risk Management, Continued

iv)	The interest rates applied for determination of the above fair value as of December 31, 2023 and 2022 are as follows

	December 31, 2023	December 31, 2022
Borrowings, bonds and others	4.60~5.02%	5.11~6.68%

v)

There is no transfer between Level 1, Level 2 and Level 3 for the years ended December 31, 2023 and 2022, and the changes in financial assets classified as Level 3 of fair value measurements for the year ended December 31, 2023 and 2022 is as follows:

(In millions of won)
Classification	January 1, 2023		Acquisition	Disposal	Valuation	Changes in Foreign Exchange Rates	December 31, 2023
Equity securities	~~W~~	96,064	3,286	(414)	(13,315)	1,406	87,027
Convertible securities		1,797	1,329	—	41	(40)	3,127

(In millions of won)
Classification	January 1, 2022		Acquisition	Disposal	Valuation	Changes in Foreign Exchange Rates	Replacement	December 31, 2022
Equity securities	~~W~~	48,805	27,261	(775)	6,248	2,720	11,805	96,064
Convertible securities		2,758	—	—	224	—	(1,185)	1,797

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

27.	Financial Risk Management, Continued

(f)	Net gains and losses by category of financial instruments

The net gains and losses by category of financial instruments as of December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023
	Financial assets at amortized cost		Financial liabilities at amortized cost	Financial assets at FVTPL	Financial assets at FVOCI	Derivatives	Total
Interest income	~~W~~	134,664	—	—	—	—	134,664
Interest expense		—	(723,429)	—	—	—	(723,429)
Foreign currency differences		108,546	(176,376)	—	—	(36,052)	(103,882)
Reversal of bad debt expense		181	—	—	—	—	181
Gain or loss on disposal		(48,600)	(167)	132	(329)	—	(48,964)
Gain or loss on valuation		—	—	(13,274)	—	—	(13,274)
Gain or loss on derivative		—	—	—	—	102,116	102,116

	~~W~~	194,791	(899,972)	(13,142)	(329)	66,064	(652,588)

(In millions of won)
	2022
	Financial assets at amortized cost		Financial liabilities at amortized cost	Financial assets at FVTPL	Financial liabilities at FVTPL	Derivatives (*)	Total
Interest income	~~W~~	85,624	—	—	—	—	85,624
Interest expense		—	(403,415)	—	(11,106)	—	(414,521)
Foreign currency differences		1,061,416	(946,650)	—	(105,492)	—	9,274
Reversal of bad debt expense		569	—	—	—	—	569
Gain or loss on disposal		(37,087)	—	171	(2,672)	—	(39,588)
Gain or loss on valuation		—	—	6,473	220,240	—	226,713
Gain or loss on derivative		—	—	—	—	177,130	177,130
Others		—	—	—	(43)	—	(43)

	~~W~~	1,110,522	(1,350,065)	6,644	100,927	177,130	45,158

(*)	Other financial instruments exclude cash flow hedging derivatives.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

28.	Leases

(a)	Leases as lessee

The Group leases buildings, vehicles, machinery and equipment and others. Information about leases for which the Group is a lessee is presented below.

(i)	Right-of-use assets

Right-of-use assets related to leased properties that do not meet the definition of investment property are presented as property, plant and equipment as of December 31, 2023 and 2022 (see Note 9(a)).

Changes in right-of-use assets for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023
	Buildings and structures		Land	Machinery and equipment	Vehicles	Others	Total
Balance at January 1	~~W~~	51,033	51,804	598	8,502	721	112,658
Additions and others		65,133	—	881	6,698	1,899	74,611
Depreciation		(56,471)	(2,846)	(770)	(7,482)	(780)	(68,349)
Gain or loss on foreign currency translation		(1,749)	2,291	5	(279)	58	326

Balance at December 31	~~W~~	57,946	51,249	714	7,439	1,898	119,246

(In millions of won)
	2022
	Buildings and structures		Land	Machinery and equipment	Vehicles	Others	Total
Balance at January 1	~~W~~	56,167	54,417	1,330	7,062	890	119,866
Additions and others		60,515	460	456	11,033	103	72,567
Depreciation		(63,494)	(3,014)	(1,136)	(8,288)	(438)	(76,370)
Impairment		(2,175)	(721)	(3)	(501)	(39)	(3,439)
Others		—	(420)	—	—	—	(420)
Gain or loss on foreign currency translation		20	1,082	(49)	(804)	205	454

Balance at December 31	~~W~~	51,033	51,804	598	8,502	721	112,658

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

28.	Leases, Continued

(ii)	Amounts recognized in profit or loss not from right-of-use assets for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)

	2023		2022
Interest on lease liabilities	~~W~~	(3,343)	(3,656)
Income from sub-leasing right-of-use assets		276	541
Expenses relating to short-term leases		(241)	(785)
Expenses relating to leases of low-value assets		(942)	(632)

(iii)	Changes in lease liabilities for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)

	2023		2022
Balance at January 1	~~W~~	72,788	84,326
Additions and others		70,716	67,102
Interest expense		3,343	3,656
Repayment of liabilities		(73,483)	(82,296)

Balance at December 31	~~W~~	73,364	72,788

(b)	Leases as lessor

(i)	Finance lease

During the years ended December 31, 2023 and 2022, the Group recognized interest income on lease receivables of ~~W~~276 million and ~~W~~533 million, respectively.

The following table sets out a maturity analysis of lease receivables, showing the undiscounted lease payments to be received after the reporting date.

(In millions of won)

	December 31, 2023		December 31, 2022
6 months or less	~~W~~	3,580	3,593
6-12 months		597	3,593
1-2 years		—	4,191
2-5 years		—	—

Total undiscounted lease receivable	~~W~~	4,177	11,377

Unearned finance income		(47)	(319)

Net Investment in the lease	~~W~~	4,130	11,058

(ii)	Operating lease

The Group leases out investment property and a portion of property, plant and equipment as operating leases (Notes 9 and 11).

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

29.	Changes in liabilities arising from financing activities

Changes in liabilities arising from financing activities for the year ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	January 1, 2023			Non-cash transactions
			Cash flows from financing activities	Gain or loss on foreign currency translation	Effective interest adjustment	Others	December 31, 2023
Short-term borrowings	~~W~~	2,578,552	(716,386)	13,469	—	—	1,875,635
Long-term borrowings		10,964,112	2,139,554	50,174	3,271	8,240	13,165,351
Bonds		1,448,746	35,276	2,237	1,717	167	1,488,143
Lease liabilities		72,788	(73,483)	(312)	—	74,371	73,364
Dividend payable		—	(34,098)	(44)	—	41,444	7,302

	~~W~~	15,064,198	1,350,863	65,524	4,988	124,222	16,609,795

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

29. Changes in liabilities arising from financing activities, Continued

(In millions of won)
	January 1, 2022			Non-cash transactions
			Cash flows from financing activities	Gain or loss on foreign currency translation	Effective interest adjustment	Others	December 31,2022
Short-term borrowings	~~W~~	613,733	1,922,283	42,536	—	—	2,578,552
Long-term borrowings		9,438,512	1,470,383	59,657	—	(4,440)	10,964,112
Bonds (*)		2,611,561	(1,071,560)	113,669	12,644	(217,568)	1,448,746
Lease liabilities		84,326	(82,296)	(1,806)	—	72,564	72,788
Dividend payable		3,679	(292,786)	—	—	289,107	—

	~~W~~	12,751,811	1,946,024	214,056	12,644	139,663	15,064,198

(*)	Others include ~~W~~220,240 million of gain on valuation of financial liabilities at fair value through profit or loss and ~~W~~2,672 million of loss on early repayment of borrowings and bonds.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

30.	Related Parties and Others

(a)	Related parties

Related parties as of December 31, 2023 are as follows:

Classification	Description
Associates(*)	Paju Electric Glass Co., Ltd. and others
Entity that has significant influence over the Controlling Company	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Controlling Company	Subsidiaries of LG Electronics Inc.

(*)	Details of associates are described in Note 8.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

30.	Related Parties and Others, Continued

(b)

Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)	2023
	Sales and others			Purchase and others
			Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates
AVATEC Co., Ltd.	~~W~~	—	—	452	—	43,210	11,003
Paju Electric Glass Co., Ltd.		—	15,200	176,831	—	—	4,341
WooRee E&L Co., Ltd.		—	—	7,853	—	—	513
YAS Co., Ltd.		—	—	9,832	17,447	—	5,755
Material Science Co., Ltd.		—	—	—	—	—	179

	~~W~~	—	15,200	194,968	17,447	43,210	21,791

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	231,935	—	22,370	320,555	—	180,539
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	47,031	—	—	—	—	270
LG Electronics Vietnam Haiphong Co., Ltd.		434,789	—	—	6,108	—	982

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

30.	Related Parties and Others, Continued

(In millions of won)	2023
	Sales and others			Purchase and others
			Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics Nanjing New Technology Co., Ltd.	~~W~~	350,207	—	—	—	—	451
LG Electronics do Brasil Ltda.		29,249	—	—	—	—	316
LG Innotek Co., Ltd.		7,754	—	14,970	—	—	100,272
LG Electronics Mlawa Sp. z o.o.		811,880	—	—	—	—	1,611
LG Electronics Reynosa S.A. DE C.V.		826,547	—	—	—	—	810
LG Electronics Egypt S.A.E		20,225	—	—	—	—	66
LG Electronics Japan, Inc.		114	—	—	24	—	6,254
LG Electronics RUS, LLC		360	—	—	—	—	2,359
LG Electronics U.S.A., Inc.		—	—	—	—	—	2,177
P.T. LG Electronics Indonesia		448,528	—	—	—	—	2,231
LG Electronics Nanjing Vehicle Components Co., Ltd.		1,414	—	—	—	—	—
LG Technology Ventures LLC		—	—	—	—	—	2,596
HI-M Solutek Co., Ltd		—	—	9	—	—	7,316
Others		15	—	142	55	—	1,447

	~~W~~	2,978,113	—	15,121	6,187	—	129,158

	~~W~~	3,210,048	15,200	232,459	344,189	43,210	331,488

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

30. Related Parties and Others, Continued

(In millions of won)	2022
	Sales and others			Purchase and others
			Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates
AVATEC Co., Ltd.	~~W~~	—	—	58	—	64,492	3,617
Paju Electric Glass Co., Ltd.		—	4,361	245,962	—	—	2,942
WooRee E&L Co., Ltd.		—	—	12,321	—	—	2
YAS Co., Ltd.		—	100	14,291	29,951	—	8,038
Material Science Co., Ltd.		—	—	17	—	—	—

	~~W~~	—	4,461	272,649	29,951	64,492	14,599

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	238,358	—	19,808	517,476	—	137,703
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	70,514	—	—	—	—	519
LG Electronics Vietnam Haiphong Co., Ltd.		468,380	—	—	—	—	882
LG Electronics Nanjing New Technology Co., Ltd.		334,099	—	—	—	—	1,178
LG Electronics RUS, LLC		23,458	—	—	—	—	414

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

30.	Related Parties and Others, Continued

(In millions of won)	2022
	Sales and others			Purchase and others
			Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics do Brasil Ltda.		88,835	—	—	—	—	200
LG Innotek Co., Ltd.		27,698	—	10,122	—	—	79,515
LG Electronics Mlawa Sp. z o.o.		1,178,140	—	—	—	—	1,089
LG Electronics Reynosa, S.A. DE C.V.		1,195,146	—	—	—	—	958
LG Electronics Egypt S.A.E.		72,055	—	—	—	—	372
LG Electronics Japan, Inc.		—	—	—	16	—	7,307
P.T. LG Electronics Indonesia		531,543	—	—	—	—	1,415
LG Electronics Taiwan Taipei Co., Ltd.		3,433	—	—	—	—	615
LG Technology Ventures LLC		—	—	—	—	—	4,922
HI-M Solutek Co., Ltd		—	—	58	—	—	9,258
LG Electronics U.S.A., Inc.		—	—	—	—	—	2,315
Others		572	—	592	608	—	913

	~~W~~	3,993,873	—	10,772	624	—	111,872

	~~W~~	4,232,231	4,461	303,229	548,051	64,492	264,174

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

30.	Related Parties and Others, Continued

(c)	Trade accounts and notes receivable and payable as of December 31, 2023 and 2022 are as follows:

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2023		December 31, 2022	December 31, 2023	December 31, 2022
Associates	~~W~~
AVATEC Co., Ltd.		—	—	4,775	3,756
Paju Electric Glass Co., Ltd.		—	—	56,136	30,431
WooRee E&L Co., Ltd.		695	878	2,219	1,502
YAS Co., Ltd.		—	—	12,483	7,680
Material Science Co., Ltd.		—	—	118	—

	~~W~~	695	878	75,731	43,369

Entity that has significant influence over the Controlling Company
LG Electronics Inc. (*1)	~~W~~	63,284	69,447	1,140,260	99,934
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	2,013	5,669	35	15
LG Electronics Vietnam Haiphong Co., Ltd.		76,952	50,173	1,403	53
LG Electronics Nanjing New Technology Co., Ltd.		38,502	30,018	27	—
LG Electronics do Brasil Ltda.		6,252	10,997	32	—
LG Innotek Co., Ltd. (*2)		3,002	3,838	216,049	209,032

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

30.	Related Parties and Others, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2023		December 31, 2022	December 31, 2023	December 31, 2022
LG Electronics Mlawa Sp. z o.o.	~~W~~	101,357	94,346	—	155
LG Electronics Reynosa, S.A. DE C.V.		64,208	16,760	109	167
LG Electronics Japan, Inc.		114	—	632	566
P.T. LG Electronics Indonesia		46,146	45,617	108	195
LG Electronics Taiwan Taipei Co., Ltd.		—	—	115	77
LG Electronics Egypt S.A.E		369	—	1	—
Others		251	2,260	2,184	4,574

	~~W~~	339,166	259,678	220,695	214,834

	~~W~~	403,145	330,003	1,436,686	358,137

(*1)	Trade accounts and note payable and others for LG Electronics Inc. as of December 31, 2023 includes long-term borrowings of ~~W~~1,000,000 million. (see note 12.(c))
(*2)	Trade accounts and note payable and others for LG Innotek Co., Ltd. as of December 31, 2023 and 2022 Includes deposits received amount ~~W~~180,000 million from lease agreement.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

30.	Related Parties and Others, Continued

(d)	Details of significant financing transactions with related parties for the year ended December 31, 2023, are as follows:

(In millions of won)
Entity that has significant influence over the Controlling Company	Borrowings
LG Electronics Inc.(*)	~~W~~	1,000,000

Associates	Collection of loans
WooRee E&L Co., Ltd.	~~W~~	183

(*)

The Group entered into a loan agreement with LG Electronics Inc. on March 27, 2023 for a total borrowing amount of ~~W~~1,000,000 million, and received ~~W~~650,000 million on March 30, 2023 and ~~W~~350,000 million on April 20, 2023. The repayment plan is instalment payment for a period of one year, granting grace period of two years and the maturity date is March 30, 2026 (see note 12(c)).

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

30.	Related Parties and Others, Continued

(e)	Conglomerate Transactions

Transactions, trade accounts and notes receivable and payable, and others between the Group and certain companies and their subsidiaries included in LG Group, one of the conglomerates in the Republic of Korea according to the Monopoly Regulation and Fair Trade Act as of and for the years ended December 31, 2023 and 2022 are as follows. These entities are not related parties according to K-IFRS No. 1024, Related Party Disclosures.

(In millions of won)

	2023			December 31, 2023
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG Uplus Corp.	~~W~~	—	2,458	—	206
LG Chem Ltd. and its subsidiaries		355	464,303	49	209,113
D&O Corp. and its subsidiaries		2,016	660,714	—	105,757
LG Corp.		1,891	51,906	16,261	5,575
LG Management Development Institute		—	40,244	—	543
LG CNS Co., Ltd. and its subsidiaries		16	296,637	5	112,881
LG Household & Health Care Ltd. and its subsidiaries		—	108	—	1
HS AD Inc.(formerly, G2R Inc.) and its subsidiaries(*)		—	19,226	—	5,687
Robostar Co., Ltd.		—	1,018	—	312

	~~W~~	4,278	1,536,614	16,315	440,075

(*)	G2R Inc. renamed its name as HS AD Inc. on July 1, 2023.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

30.	Related Parties and Others, Continued

(In millions of won)
	2022			December 31, 2022
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LX International Corp. and its subsidiaries (formerly, LG International Corp.)(*1)	~~W~~	201,144	165,875	—	—
LG Uplus Corp.		—	2,615	—	349
LG Chem Ltd. and its subsidiaries		313	556,447	75	78,925
D&O Corp. (formerly, S&I Corp.) and its subsidiaries.(*2)		476	1,116,661	—	284,373
LX Semicon Co., Ltd.(*1)		—	723,152	—	—
LG Corp.		—	60,592	14,979	6,287
LG Management Development Institute		—	34,222	—	524
LG CNS Co., Ltd. and its subsidiaries		47	276,845	20	94,287
LG Household & Health Care Ltd. and its subsidiaries		—	281	—	—
G2R Inc. and its subsidiaries		—	39,979	—	11,193
Robostar Co., Ltd.		—	1,586	—	407

	~~W~~	201,980	2,978,255	15,074	476,345

(*1)	The separation of LX affiliates was approved by the Fair Trade Commission on June 21, 2022.
(*2)	S&I Corp. renamed its name as D&O Corp. on April 1, 2022.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

30.	Related Parties and Others, Continued

(f)	Key management personnel compensation

Compensation costs of key management for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)

	2023		2022
Short-term benefits	~~W~~	2,291	2,305
Expenses related to the defined benefit plan		355	417

	~~W~~	2,646	2,722

Key management refers to the registered directors who have significant control and responsibilities over the Controlling Company’s operations and business.

31.	Supplemental Cash Flow Information

Supplemental cash flow information for the years ended December 31, 2023 and 2022 is as follows:

(In millions of won)

	2023	2022
Non-cash investing and financing activities:
Changes in other accounts payable arising from the purchase of property, plant and equipment	~~W~~(348,046)	480,322
Changes in other accounts payable arising from the purchase of intangible assets	(27,918)	(113,185)
Recognition of right-of-use assets and lease liabilities	74,611	54,927

32.	Subsequent Event

On December 18, 2023, the Board of Directors of the Controlling Company adopted a resolution to approve the Controlling Company’s proposed paid-in capital increase (the “Capital Increase”). The Capital Increase will be executed through a share rights offering to the Controlling Company’s existing shareholders. Expected date of listing of the new shares in Korea Exchange is March 26, 2024. As of the date of the authorization of these consolidated financial statements, the total proposed offering amount is expected to be ~~W~~1,431,796 million (142,184,300 common shares, at the price of ~~W~~10,070 per share), which is subject to change upon finalization of the subscription price on March 4, 2024. The expected gross proceeds from the Capital Increase will be used for facility investment, working capital and debt repayment.

Independent Auditors’ Report on Internal Control over Financial Reporting for Consolidation Purposes

Based on a report originally issued in Korean

To the Shareholders and Board of Directors of

LG Display Co., Ltd.:

Opinion on Internal Control over Financial Reporting for Consolidation Purposes

We have audited LG Display Co., Ltd. and its subsidiaries (the “Group”)’ internal control over financial reporting (“ICFR”) for consolidation purposes of as of December 31, 2023, based on the criteria established in the Conceptual Framework for Designing and Operating ICFR (“ICFR Design and Operation Framework”) issued by the Operating Committee of ICFR in the Republic of Korea (the “ICFR Committee”).

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting for consolidation purposes as of December 31, 2023, based on ICFR Design and Operation Framework.

We also have audited, in accordance with Korean Standards on Auditing (“KSAs”), the consolidated financial statements of the Group, which comprise the consolidated statements of financial position as of December 31, 2023 and 2022, the consolidated statements of comprehensive loss, changes in equity, and cash flows for the years then ended, and notes, comprising material accounting policy information and other explanatory information, and our report dated March 7, 2024 expressed an unmodified opinion on those consolidated financial statements.

Basis for Opinion on Internal Control over Financial Reporting for Consolidation Purposes

We conducted our audit in accordance with KSAs. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Internal Control over Financial Reporting for Consolidation Purposes section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the ICFR in Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of Management and Those Charged with Governance for the Internal Control over Financial Reporting for Consolidation Purposes

The Group’s management is responsible for designing, operating, and maintaining effective ICFR for consolidation purposes, and for its assessment about the effectiveness of ICFR for consolidation purposes, included in the accompanying Report on the Operation Status of Internal Control over Financial Reporting for Consolidation Purposes.

Those charged with governance are responsible for overseeing the Group’s ICFR for consolidation purposes.

Auditors’ Responsibilities for the Audit of the Internal Control over Financial Reporting for Consolidation Purposes

Our responsibility is to express an opinion on the Group’s ICFR for consolidation purposes based on our audit. We conducted our audit in accordance with KSAs. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective ICFR for consolidation purposes was maintained in all material respects.

Our audit of ICFR for consolidation purposes included obtaining an understanding of ICFR for consolidation purposes, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.

Definition and Limitations of Internal Control over Financial Reporting for Consolidation Purposes

A company’s ICFR for consolidation purposes is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with Korean International Financial Reporting Standards (“K-IFRS”). A company’s ICFR for consolidation purposes includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Group; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with K-IFRS and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and directors of the Group; and (3) provide reasonable assurance regarding prevention, or timely detection and correction of unauthorized acquisition, use, or disposition of the Group’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, ICFR for consolidation purposes may not prevent, or detect and correct material misstatements in the consolidated financial statements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The engagement partner on the audit resulting in this independent auditors’ report is In Hye Kang.

KPMG Samjong Accounting Corp.

Seoul, Korea

March 7, 2024

This report is effective as of March 7, 2024, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the Group’s internal control over financial reporting. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

Report on the Operation Status of Internal Control over Financial Reporting for Consolidation Purposes

Based on a report originally issued in Korean

To the Shareholders, Board of Directors and Audit Committee of LG Display Co., Ltd.

We, as the Internal Control over Financial Reporting (“ICFR”) Officer and Chief Executive Officer (“CEO”) of LG Display Co., Ltd. and its subsidiaries (“the Group”), assessed the effectiveness of the design and operation of the Group’s ICFR for Consolidation Purposes as of December 31, 2023.

The Group’s management, including myself, is responsible for designing and operating an ICFR for Consolidation Purposes.

We assessed the design and operational effectiveness of the ICFR for Consolidation Purposes in the prevention and detection of an error or fraud which may cause a misstatement in the preparation and disclosure of reliable consolidated financial statements.

We used the ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting’ established by the Operating Committee of Internal Control over Financial Reporting in Korea (the “ICFR Committee”) as the criteria for design and operation of the Group’s ICFR for Consolidation Purposes. And, we conducted an evaluation of ICFR for Consolidation Purposes based on the ‘Management Guideline for Evaluating and Reporting Effectiveness of Internal Control over Financial Reporting’ established by the ICFR Committee.

Based on our assessment, we concluded that the Group’s ICFR for Consolidation Purposes is effectively designed and operated as of December 31, 2023, in all material respects, in accordance with the ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting.

We certify that this report does not contain any untrue statement of a fact, or omit to state a fact necessary to be presented herein. We also certify that this report does not contain or present any statements which might cause material misunderstandings of the readers, and we have reviewed and verified this report with sufficient care.

January 24, 2024

Ho Young Jeong

Chief Executive Officer

Sung Hyun Kim

Internal Control over Financial Reporting Officer

LG DISPLAY CO., LTD.

Separate Financial Statements

For the Years Ended December 31, 2023 and 2022

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To the Shareholders and Board of Directors

LG Display Co., Ltd.:

Opinion

We have audited the accompanying separate financial statements of LG Display Co., Ltd. (the “Company”), which comprise the separate statements of financial position of the Company as of December 31, 2023 and 2022, the related separate statements of comprehensive loss, changes in equity and cash flows for the years then ended, and notes to the separate financial statements comprising material accounting policies and other explanatory information.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of the Company as of December 31, 2023 and 2022, and its separate financial performance and its separate cash flows for the years then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

We also have audited, in accordance with the Korean Standards on Auditing, the Company’s Internal Control over Financial Reporting as of December 31, 2023, based on criteria established in Conceptual Framework for Designing and Operating Internal Control over Financial Reporting issued by the Operating Committee of Internal Control over Financial Reporting in Korea, and our report dated March 7, 2024 expressed an unmodified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Separate Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the separate financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the separate financial statements as of and for the year ended December 31, 2023. These matters were addressed in the context of our audit of the separate financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

(i) Impairment assessment for Display CGU

As discussed in Notes 3(I)(ii) and 10(d) to the separate financial statements, the Company’s non-financial assets which consist of property, plant and equipment and intangible assets amount to ~~W~~15,267,276 million as of December 31, 2023. As a result of the annual impairment assessment for Display CGU to which goodwill is allocated, the Company concluded that recoverable amount exceeds the carrying amount.

The recoverable amount used by the Company in impairment assessment of the Display CGU is value in use based on discounted cash flow model. Revenue and operating expenditures for the forecast period and discount rate used to estimate value in use for impairment assessment of Display CGU involve significant judgement and minor changes to those assumptions would have a significant effect on the results of the Company’s impairment assessment of Display CGU. Therefore, we identified impairment assessment for Display CGU as a key audit matter.

The following are the primary procedures we performed to address this key audit matter.

•

We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s non-financial assets impairment assessment process, and development of revenue and operating expenditures forecasts and discount rate assumption for Display CGU.

•	For the impairment assessment of Display CGU, we compared the Company’s historical revenue and operating expenditures forecasts to actual results to assess the Company’s ability to reliably forecast.

•	We evaluated the revenue and operating expenditures forecasts used to determine the value in use by comparison with the financial budgets approved by the board of directors.

•

We performed sensitivity analysis over discount rate assumption used to estimate value in use for impairment assessment of Display CGU to assess the impact of changes in that assumption on the Company’s impairment assessment.

•	We involved our valuation professionals with specialized skills and knowledge who assisted us in the following:

•	testing discount rate by comparing it against independently developed rate using publicly available market data for comparable entities; and

•	testing revenue and operating expenditures forecasts by comparing them against industry reports and historical performance of the Company.

(ii) Assessment of recognition of deferred tax assets

As discussed in Notes 3(t) and 25 to the separate financial statements, the deferred tax assets are recognized to the extent that it is probable that future taxable income will be available against which the deductible temporary differences, unused tax losses and unrecognized tax credit carryforwards can be utilized. The Company had ~~W~~3,499,601 million of deferred tax assets and ~~W~~869,364 million of unrecognized tax credit carryforwards, as of December 31, 2023.

We identified the assessment of the recognition of deferred tax assets as a key audit matter because it involves high degree of subjective management judgment in estimating future taxable profits over the periods in which the above mentioned differences become deductible and within the periods before the unused tax losses and tax credit carryforwards expired. The subjectivity is primarily driven by the Company’s assumptions in revenue and operating expenditures, which are used to estimate the forecasted taxable income in the future.

The following are the primary procedures we performed to address the key audit matter.

•

We evaluated the design and tested the operating effectiveness of certain internal control related to the Company’s deferred tax assets recognition process, including control related to the development of assumptions in determining the future taxable income for each year.

•

We analyzed the Company’s estimates of future taxable income, including analyzing the Company’s forecasted revenue and operating expenditures by comparing them with the financial budgets approved by the Board of Directors and historical performance.

•	We compared the forecasts of taxable income and utilization of tax credit carryforwards made in 2022 with the actual results in 2023 to assess the Company’s ability to reliably forecast.

•	We evaluated the Company’s assessment on the history of realizing deferred tax assets in connection with the unused tax losses carryforwards.

Other matter

The procedures and practices utilized in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Separate Financial Statements

Management is responsible for the preparation and fair presentation of these separate financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

In preparing these separate financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Separate Financial Statements

Our objectives are to obtain reasonable assurance about whether these separate financial statements as a whole are free from material misstatements, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. ‘Reasonable assurance’ is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, then we are required to draw attention in our auditors’ report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the separate financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditors’ report is In Hye Kang.

KPMG Samjong Accounting Corp.

Seoul, Korea

March 7, 2024

This report is effective as of March 7, 2024, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD.

Separate Statements of Financial Position

As of December 31, 2023 and 2022

(In millions of won)	Note	December 31, 2023		December 31, 2022

Assets
Cash and cash equivalents	4, 27	~~W~~	334,502	692,312
Deposits in banks	4, 27		20,000	42,804
Trade accounts and notes receivable, net	5, 15, 27, 30		3,077,901	2,475,920
Other accounts receivable, net	5, 27		95,178	135,116
Other current financial assets	6, 27		163,137	149,479
Inventories	7		1,780,959	1,924,594
Prepaid income tax			1,954	1,092
Other current assets	5		116,851	205,860

Total current assets			5,590,482	5,627,177
Deposits in banks	4, 27		11	11
Investments	8		4,932,063	4,837,704
Other non-current accounts receivable, net	5, 27		13,833	13,364
Other non-current financial assets	6, 27		80,793	190,067
Property, plant and equipment, net	9, 28		13,584,247	14,044,844
Intangible assets, net	10		1,683,029	1,635,181
Investment Property	11, 28		32,995	28,269
Deferred tax assets	25		3,387,504	2,413,563
Defined benefits assets, net	13		407,212	447,521
Other non-current assets			20,243	21,338

Total non-current assets			24,141,930	23,631,862

Total assets		~~W~~	29,732,412	29,259,039

Liabilities
Trade accounts and notes payable	27, 30	~~W~~	8,993,964	8,391,251
Current financial liabilities	12, 27, 28, 29		3,850,822	4,014,046
Other accounts payable	27		2,334,289	2,813,350
Accrued expenses			461,819	558,503
Provisions	14		115,834	172,092
Advances received	15, 27		608,044	28,184
Other current liabilities			57,487	65,585

Total current liabilities			16,422,259	16,043,011
Non-current financial liabilities	12, 27, 28, 29, 30		5,985,874	5,119,695
Non-current provisions	14		63,805	86,157
Long-term advances received	15, 27		967,050	—
Other non-current liabilities	27		611,869	659,737

Total non-current liabilities			7,628,598	5,865,589

Total liabilities			24,050,857	21,908,600

Equity
Share capital	16	~~W~~	1,789,079	1,789,079
Share premium	16		2,251,113	2,251,113
Retained earnings	17		1,641,363	3,310,247

Total equity			5,681,555	7,350,439

Total liabilities and equity		~~W~~	29,732,412	29,259,039

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Separate Statements of Comprehensive Loss

For the years ended December 31, 2023 and 2022

(In millions of won, except earnings per share)	Note	2023		2022

Revenue	18, 30	~~W~~	19,811,015	24,131,172
Cost of sales	7, 19, 30		(21,446,905)	(24,870,325)

Gross loss			(1,635,890)	(739,153)

Selling expenses	19, 20		(280,262)	(517,397)
Administrative expenses	19, 20		(600,587)	(582,717)
Research and development expenses	19		(1,367,382)	(1,362,196)

Operating loss			(3,884,121)	(3,201,463)

Finance income	23		2,411,597	691,501
Finance costs	23		(877,350)	(572,487)
Other non-operating income	22		995,791	2,266,820
Other non-operating expenses	19, 22		(1,278,031)	(2,598,888)

Loss before income tax			(2,632,114)	(3,414,517)
Income tax benefit	24		(913,413)	(223,130)

Loss for the year			(1,718,701)	(3,191,387)

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	13, 24		49,817	122,361
Items that will be reclassified to profit or loss
Gain on valuation of derivative	24		—	9,227
Other comprehensive income (loss) for the year, net of income tax			49,817	131,588

Total comprehensive loss for the year		~~W~~	(1,668,884)	(3,059,799)

Loss per share (in won)
Basic loss per share	26	~~W~~	(4,803)	(8,919)
Diluted loss per share	26	~~W~~	(4,803)	(8,919)

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Separate Statements of Changes in Equity

For the years ended December 31, 2023 and 2022

(In millions of won)	Share capital		Share premium	Retained earnings	Other capital	Total equity

Balances at January 1, 2022	~~W~~	1,789,079	2,251,113	6,611,853	(9,227)	10,642,818

Total comprehensive income (loss) for the year
Loss for the year		—	—	(3,191,387)	—	(3,191,387)
Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities, net of tax		—	—	122,361	—	122,361
Gain on valuation of derivative		—	—	—	9,227	9,227

Total other comprehensive income (loss)		—	—	122,361	9,227	131,588

Total comprehensive loss for the year	~~W~~	—	—	(3,069,026)	9,227	(3,059,799)

Transaction with owners, recognized directly in equity
Dividends to equity holders	~~W~~	—	—	(232,580)	—	(232,580)

Balances at December 31, 2022	~~W~~	1,789,079	2,251,113	3,310,247	—	7,350,439

Balances at January 1, 2023	~~W~~	1,789,079	2,251,113	3,310,247	—	7,350,439

Total comprehensive loss for the year
Loss for the year		—	—	(1,718,701)	—	(1,718,701)
Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities, net of tax		—	—	49,817	—	49,817

Total comprehensive loss for the year	~~W~~	—	—	(1,668,884)	—	(1,668,884)

Balances at December 31, 2023	~~W~~	1,789,079	2,251,113	1,641,363	—	5,681,555

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Separate Statements of Cash Flows

For the years ended December 31, 2023 and 2022

(In millions of won)	Note	2023		2022

Cash flows from operating activities:
Loss for the year		~~W~~	(1,718,701)	(3,191,387)
Adjustments for:
Income tax benefit	24		(913,413)	(223,130)
Depreciation and amortization	9, 10, 11, 19		2,328,219	2,376,274
Gain on foreign currency translation			(258,871)	(636,163)
Loss on foreign currency translation			170,190	332,495
Expenses related to defined benefit plans	13		147,537	166,479
Gain on disposal of property, plant and equipment			(33,842)	(27,361)
Loss on disposal of property, plant and equipment			102,297	53,904
Impairment loss on property, plant and equipment			8,521	339,374
Gain on disposal of intangible assets			(1,989)	—
Loss on disposal of intangible assets			55	193
Impairment loss on intangible assets			54,833	92,313
Reversal of impairment loss on intangible assets			(242)	(1,975)
Impairment loss on investment property assets			—	7,736
Expense on increase of provisions			49,787	207,310
Finance income			(2,371,466)	(647,287)
Finance costs			861,067	550,634
Other income			(6,659)	(1,652)

			136,024	2,589,144

Changes in:
Trade accounts and notes receivable			(713,607)	2,328,752
Other accounts receivable			46,739	(85,754)
Inventories			143,635	206,403
Other current assets			97,879	(12,128)
Other non-current assets			(189)	(10,629)
Trade accounts and notes payable			811,210	2,440,822
Other accounts payable			(80,411)	(452,565)
Accrued expenses			(105,247)	(469,540)
Provisions			(128,523)	(213,868)
Advances received			(370)	(1,875)
Other current liabilities			(29,774)	(6,552)
Defined benefit liabilities, net			(42,593)	(379,860)
Long term Advanced Received			1,580,222	—
Other non-current liabilities			33,891	166,893

			1,612,862	3,510,099
Cash generated from operating activities			30,185	2,907,856
Income taxes refunded (paid)			(76,208)	57,834
Interests received			15,400	11,142
Interests paid			(610,152)	(277,378)

Net cash provided (used) by operating activities		~~W~~	(640,775)	2,699,454

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2023 and 2022

(In millions of won)	Note	2023		2022

Cash flows from investing activities:
Dividends received		~~W~~	1,887,196	126,553
Increase in deposits in banks			(20,000)	(42,804)
Proceeds from withdrawal of deposits in banks			42,804	76,914
Acquisition of financial asset at fair value through profit or loss			—	(150)
Acquisition of financial assets at fair value through other comprehensive income			(3,000)	(3,934)
Proceeds from disposal of financial assets at fair value through other comprehensive income			2,671	3,547
Acquisition of investments			(98,740)	(33,137)
Proceeds from disposal of investments			—	132,200
Acquisition of property, plant and equipment			(2,145,138)	(3,820,388)
Proceeds from disposal of property, plant and equipment			488,194	181,610
Acquisition of intangible assets			(650,877)	(817,802)
Proceeds from disposal of intangible assets			6,328	11,392
Proceeds from settlement of derivatives, net			178,610	49,145
Proceeds from collection of short-term loans			27,411	9,608
Increase in short-term loans			—	(9,643)
Increase in long-term loans			—	(54,033)
Increase in deposits			(354)	(901)
Decrease in deposits			134	4,125
Proceeds from disposal of other assets			6,659	1,464

Net cash used in investing activities			(278,102)	(4,186,234)

Cash flows from financing activities:	29
Proceeds from short-term borrowings			5,960,167	3,496,467
Repayments of short-term borrowings			(6,488,262)	(1,550,937)
Proceeds from issuance of bonds			469,266	443,230
Proceeds from long-term borrowings			2,839,878	1,523,669
Repayments of current portion of long-term borrowings and bonds			(2,212,164)	(2,443,087)
Payment guarantee fee received			7,195	4,945
Payment guarantee fee paid			(2,134)	—
Dividends paid			—	(232,580)
Repayments of lease liabilities			(12,879)	(13,462)

Net cash provided by financing activities			561,067	1,228,245

Net decrease in cash and cash equivalents			(357,810)	(258,535)
Cash and cash equivalents at January 1			692,312	950,847

Cash and cash equivalents at December 31		~~W~~	334,502	692,312

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

1.	Organization and Description of Business

LG Display Co., Ltd. (the “Company”) was incorporated in February 1985 and the Company is a public corporation listed in the Korea Exchange since 2004. The main business of the Company is to manufacture and sell displays and its related products. As of December 31, 2023, the Company is operating Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China and Vietnam. The Company is domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. As of December 31, 2023, LG Electronics Inc., a major shareholder of the Company, owns 37.9% (135,625,000 shares) of the Company’s common stock.

The Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of December 31, 2023, there are 357,815,700 shares of common stock outstanding. The Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of December 31, 2023, there are 18,672,956 ADSs outstanding.

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

In accordance with the Act on External Audits of Stock Companies, Etc., these separate financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

These financial statements are separate financial statements prepared in accordance with K-IFRS No.1027, Separate Financial Statements, presented by a parent, an investor in an associate or a venture in a joint ventures, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

The separate financial statements were authorized for issuance by the Board of Directors on January 24, 2024, which will be submitted for approval to the shareholders’ meeting to be held on March 22, 2024.

(b)	Basis of Measurement

The separate financial statements have been prepared on the historical cost basis except for the following material items in the separate statement of financial position:

•

derivative financial instruments at fair value, financial assets at fair value through profit or loss(“FVTPL”), financial assets at fair value through other comprehensive income (“FVOCI”), financial liabilities at fair value through profit or loss(“FVTPL”), and

•	net defined benefit liabilities (defined benefit assets) recognized at the present value of defined benefit obligations less the fair value of plan assets

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

2.	Basis of Presenting Financial Statements, Continued

(c)	Functional and Presentation Currency

The separate financial statements are presented in Korean won, which is the Company’s functional currency.

(d)	Use of Estimates and Judgments

The preparation of the separate financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about judgments made applying accounting policies that have the most significant effects on the amounts recognized in the separate financial statements is included in the following notes:

•	Financial instruments (Note 3(f))

•	Intangible assets (Impairment assessment of non-financial assets, including determination of cash generating unit) (Note 3(l), 10)

•	Deferred tax assets and liabilities (recognition of deferred tax assets) (Note 3(t), 25)

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next 12 months is included in the following notes:

•	Provisions (Note 3(n), 14)

•	Inventories (Note 3(e), 7)

•	Intangible assets (Impairment assessment of non-financial assets) (Note 10)

•	Employee benefits (Note 13)

•	Deferred tax assets and liabilities (estimation of future taxable income) (Note 3(t), 25)

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies

The Company has consistently applied the following accounting policies to all periods presented in these separate financial statements, except if mentioned otherwise.

(a)	Changes in Material Accounting policies

i) Global Minimum Tax

The Company has applied the International Tax Reform – Pillar Two Model Rules (Amendments to K-IFRS No. 1012 ‘Corporate Tax’) published in December 2023. The amendments provide a temporary mandatory exception from deferred tax accounting for the global minimum tax, and require new disclosure about the Pillar Two exposure. (See Note 24)

ii) Material accounting policy information

The Company adopted Disclosure of Accounting Policies (Amendments to K-IFRS No. 1001 ‘Presentation of Financial Statements’) from January 1, 2023. Although the amendments did not result in any changes to the accounting polices themselves, they impacted the accounting policy information disclosed in the financial statements. The amendments require disclosure of ‘material’ rather than ‘significant’, accounting policies. The amendments also provide guidance on the application of materiality to disclosure of accounting policies, assisting entities to provide useful, entity-specific accounting policy information that users need to understand other information in the financial statements.

The Company has reviewed the accounting policies and has updated the information disclosed in Note 3 (2022: Summary of Significant Accounting Policies) accordingly.

(b)	Interest in subsidiaries, associates and joint ventures

These separate financial statements are prepared and presented in accordance with K-IFRS No.1027, Separate Financial Statements. The Company applied the cost method to investments in subsidiaries, associates and joint ventures. Dividends from subsidiaries, associates or joint ventures are recognized in profit or loss when the right to receive the dividend is established.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(c)	Foreign Currency Transaction and Translation

Transactions in foreign currencies are translated to the functional currency of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the exchange rate on the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was originally determined. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on an investment in equity instruments designated as at FVOCI and a financial asset and liability designated as a cash flow hedge, which are recognized in other comprehensive income. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition are recognized in profit or loss in the period in which they arise. Foreign currency differences arising from assets and liabilities in relation to the investing and financing activities including borrowings, bonds and cash and cash equivalents are recognized in finance income (costs) in the separate statement of comprehensive income (loss) and foreign currency differences arising from assets and liabilities in relation to activities other than investing and financing activities are recognized in other non-operating income (expense) in the separate statement of comprehensive income (loss). Foreign currency differences are presented in gross amounts in the separate statement of comprehensive income (loss)

(d)	Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash.

(e)	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted-average method, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling expenses. In the case of manufactured inventories and work-in-process, cost includes an appropriate share of production overheads based on the actual capacity of production facilities. However, the normal capacity is used for the allocation of fixed production overheads if the actual level of production is lower than the normal capacity.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(f)	Financial Instruments

(i) Non-derivative financial assets

Recognition and initial measurement

Trade receivables and debt instruments issued are initially recognized when they are originated. All other financial assets are recognized in statement of financial position when, and only when, the Company becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

Classification and subsequent measurement

i) Financial assets

On initial recognition, a financial asset is classified as measured at: amortized cost; FVOCI – debt investment; FVOCI – equity investments; or FVTPL. Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the subsequent reporting period following the change in the business model.

A financial asset is measured as at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investments that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured as at FVTPL. This includes all derivative financial assets. At initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(f)	Financial Instruments, Continued

ii) Financial assets: business model

The Company makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to management. The information considered includes:

•

the stated policies and objectives for the portfolio and the operation of those policies in practice (these include whether management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows or realizing cash flows through the sale of the assets);

•	how the performance of the portfolio is evaluated and reported to the Company’s management;

•	the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed; and

•	the frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and expectations about future sales activity.

Transfers of financial assets to third parties in transaction that do not qualify for derecognition are not considered sale for this purpose.

A financial asset that is held for trading or is managed and whose performance is evaluated on a fair value basis is measured at FVTPL.

iii) Financial assets: Assessment whether contractual cash flows are solely payments of principal and interest

For the purpose of the assessment, “principal” is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and cost (e.g. liquidity risk and administrative costs), as well as profit margin.

In assessing whether the contractual cash flows are solely payments of principal and interest, the Company considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Company considers.

•	contingent events that would change the amount or timing of cash flows:

•	terms that may adjust the contractual coupon rate, including variable-rate features;

•	prepayment and extension features; and

•	terms that limit the Company’s claim to cash flows from specified assets (e.g. non-recourse features)

A prepayment feature is consistent with the solely payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest or the principal amount outstanding, which may include reasonable additional compensation for early termination of the contract.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(f)	Financial Instruments, Continued

Additionally, for a financial asset acquired at a discount or premium to its contractual par amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued but unpaid contractual interest (which may also include reasonable additional compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition.

iv) Financial assets: Subsequent measurement and gains and losses

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Derecognition

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, it transfers the rights to receive the contractual cash flows of the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred, or it transfers or does not retain substantially all the risks and rewards of ownership of a transferred asset, and does not retain control of the transferred asset.

If the Company has retained substantially all the risks and rewards of ownership of the transferred asset, the Company continues to recognize the transferred asset.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(f)	Financial Instruments, Continued

(ii) Non-derivative financial liabilities

The Company classifies financial liabilities into two categories, financial liabilities at FVTPL and other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities, and recognizes them in the separate statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

Financial liabilities at FVTPL include financial liabilities held for trading or designated as such upon initial recognition at FVTPL. After initial recognition, financial liabilities at FVTPL are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issuance of financial liabilities are recognized in profit or loss as incurred.

Non-derivative financial liabilities other than financial liabilities classified as at FVTPL are classified as other financial liabilities and measured initially at fair value minus transaction costs that are directly attributable to the issuance of financial liabilities. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. As of December 31, 2023, non-derivative financial liabilities comprise borrowings, bonds, trade accounts and notes payable, other accounts payable and others.

The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

(iii) Share Capital

The Company issued common stocks and they are classified as equity. Incremental costs directly attributable to the issuance of common stocks are recognized as a deduction from equity, net of tax effects. Capital contributed in excess of par value upon issuance of common stocks is classified as share premium within equity.

(iv) Derivative financial instruments

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(f)	Financial Instruments, Continued

Hedge Accounting

If necessary, the Company designates derivatives as hedging items to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Company’s management formally designates and documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship, both at the inception of the hedge relationship as well as on an ongoing basis.

i) Fair value hedges

Change in the fair value of a derivative hedging instrument designated as a fair value hedge and the hedged item is recognized in profit or loss, respectively. The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the statement of comprehensive income (loss). The Company discontinues fair value hedge accounting if it does not designate the derivative hedging instrument and the hedged item as the hedge relationship between them anymore; if the hedging instrument expires or is sold, terminated or exercised; or if the hedge no longer meets the criteria for hedge accounting.

ii) Cash flow hedges

When a derivative designated as a cash flow hedging instrument meets the criteria of cash flow hedge accounting, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and the ineffective portion of changes in the fair value of the derivative is recognized in profit or loss. The Company discontinues cash flow hedge accounting if it does not designate the derivative hedging instrument and the hedged item as the hedge relationship between them anymore; if the hedging instruments expires or is sold, terminated or exercised; or if the hedge no longer meets the criteria for hedge accounting. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

The Company is applying cash flow hedge accounting by designating expected foreign currency denominated sales arising from forecast export transactions as hedging items and the derivative instruments related to forward exchange as hedging instruments. The effective portion of changes in the fair value of the derivative is recognized in equity and the amount accumulated in equity is reclassified to revenue in the same period which forecast sales occur.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(f)	Financial Instruments, Continued

Embedded derivative

Embedded derivatives are separated from the host contract and accounted for separately if the host contract is not a financial asset and certain criteria are met.

Other derivative financial instruments

Other derivative financial instruments are measured at fair value and changes of their fair value are recognized in profit or loss.

(g)	Property, Plant and Equipment

(i) Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets.

The gain or loss arising from the derecognition of an item of property, plant and equipment is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item and recognized in other non-operating income or other non-operating expenses.

(ii) Subsequent costs

Subsequent expenditure on an item of property, plant and equipment is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

(iii) Depreciation

Land is not depreciated and depreciation of other items of property, plant and equipment is recognized in profit or loss on a straight-line basis, reflecting the pattern in which the asset’s future economic benefits are expected to be consumed by the Company. The residual value of property, plant and equipment is zero.

Estimated useful lives of the assets are as follows:

Estimated useful lives (years)
Buildings and structures	20~40
Machinery	4, 5
Furniture and fixtures	4
Equipment, tools and vehicles	2, 4, 12
Right-of-use assets	(*)

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(g)	Property, Plant and Equipment, Continued

(*)	The Company depreciates the right-of-use assets from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate and any changes are accounted for as changes in accounting estimates.

(h)	Borrowing Costs

The Company capitalizes borrowing costs, which includes interests and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs, directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Company immediately recognizes other borrowing costs as an expense.

(i)	Government Grants

In case there is reasonable assurance that the Company will comply with the conditions attached to a government grant, the government grant is recognized as follows:

(i) Grants related to the purchase or construction of assets

A government grant related to the purchase or construction of assets is deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense and cash related to grant received is presented in investing activities in the statement of cash flows.

(ii) Grants for compensating the Company’s expenses incurred

A government grant that compensates the Company for expenses incurred is recognized in profit or loss as a deduction from relevant expenses on a systematic basis in the periods in which the expenses are recognized.

(iii) Other government grants

A government grant that becomes receivable for the purpose of giving immediate financial support to the Company with no compensation for expenses or losses already incurred or no future related costs is recognized as income of the period in which it becomes receivable.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(j)	Intangible Assets

Intangible assets are initially measured at cost. Subsequently, intangible assets are measured at cost less accumulated amortization and accumulated impairment losses.

(i) Goodwill

Goodwill arising from business combinations is recognized as the excess of the acquisition cost of a business over the net fair value of the identifiable assets acquired and liabilities assumed. Any deficit is a bargain purchase that is recognized in profit or loss. Goodwill is measured at cost less accumulated impairment losses.

(ii) Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design of the production of new or substantially improved products and processes. Development expenditure is capitalized as intangible assets only if the Company can demonstrate all of the following:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale,

•	its intention to complete the intangible asset and use or sell it,

•	its ability to use or sell the intangible asset,

•

how the intangible asset will generate probable future economic benefits (among other things, the Company can demonstrate the usefulness of the intangible asset by existence of a market for the output of the intangible asset or the intangible asset itself if it is to be used internally),

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and

•	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

Development projects are divided into research activities and development activities. Expenditures on research activities are recognized in profit or loss and qualifying development expenditures on development activities are capitalized.

The expenditure capitalized includes the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets.

(iii) Other intangible assets

Other intangible assets include intellectual property rights, software, customer relationships, technology, memberships and others. The Company currently has a number of patent license agreements related to product production. When the amount of payments for the entire contract period can be reliably determined, the total undiscounted amount is recognized as intangible assets as intellectual property rights and other account payables, respectively, and the intangible assets are amortized on a straight-line basis over the patent license period.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(j)	Intangible Assets, Continued

(iv) Subsequent costs

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific intangible asset to which they relate. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

(v) Amortization

Amortization is calculated on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which condominium and golf club memberships are expected to be available for use, these intangible assets are regarded as having indefinite useful lives and not amortized.

Estimated useful lives (years)
Intellectual property rights	5, 10, (*1)
Rights to use electricity, water and gas supply facilities	10
Software	4, (*1)
Customer relationships	7, 10
Technology	10
Development costs	(*2)
Condominium and golf club memberships	Indefinite

(*1)	Patent royalty (included in intellectual property rights) and software license are amortized over the useful lives considering the contract period.

(*2)

Capitalized development costs are amortized over the useful lives considering the life cycle of the developed products. Amortization of capitalized development costs are recognized in research and development expenses in the separate statement of comprehensive income (loss).

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at each financial year-end. The useful lives of intangible assets with indefinite useful lives are reviewed at each financial year-end to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. If appropriate, the changes are accounted for as changes in accounting estimates.

(k)	Investment Property

Property held to earn rentals or for capital appreciation or both is classified as investment property. Investment properties are initially measured at cost, including transaction costs incurred at the time of acquisition, and subsequently, measured at cost less accumulated depreciation and accumulated impairment loss.

Subsequent expenditure on an item of investment property is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of those parts that are replaced is derecognized. All other subsequent expenditures are expensed in the period in which it is incurred.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(k)	Investment Property, Continued

Among investment properties, land is not depreciated, and investment properties except land are depreciated on a straight-line basis by applying 20 years of the building according to the economic depreciation period. Depreciation methods, useful lives and residual values of investment properties are reviewed at each reporting period-end and if appropriate, the changes are accounted for as changes in accounting estimates.

(l)	Impairment

(i) Financial assets

Financial instruments and contract assets

The Company recognizes loss allowance for financial assets measured at amortized cost and debt investments at FVOCI at the ‘expected credit loss’ (ECL).

The Company recognizes a loss allowance for the life-time expected credit losses except for following, which are measured at 12-month ECLs:

•	debt instruments that are determined to have low credit risk at the reporting date; and

•

other debt instruments and bank deposits for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Company considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both qualitative and quantitative information and analysis, based on the Company’s historical experience and informed credit assessment including forward-looking information.

Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument.

12-month ECLs are the portion of the ECLs that result from default events that are possible within the 12 months after the reporting date (or a shorter period if the expected life of the instrument is less than 12 months).

The maximum period considered when estimating ECLs is the maximum contractual period over which the Company is exposed to credit risk.

Estimation of expected credit losses

Expected credit losses are a probability-weighted estimate of credit losses. Credit losses are measured using the present value of the difference between the contractual cash flows and the expected contractual cash flows. The expected credit losses are discounted using effective interest rate of the financial assets.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(l)	Impairment, Continued

Credit-impaired financial assets

At each reporting period-end, the Company assesses whether financial assets carried at amortized cost and debt instruments at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit-impaired includes the following observable data:

•	significant financial difficulty of the issuer or the borrower;

•

the lender(s) of the borrower, for economic or contractual reasons relating to the borrower’s financial difficulty, having granted to the borrower a concession(s) that the lender(s) would not otherwise consider;

•	it is probable that the borrower will enter bankruptcy or other financial reorganization; or

•	the disappearance of an active market for a security because of financial difficulties.

Presentation of loss allowance for ECL in the statement of financial position

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. For debt instruments at FVOCI, the loss allowance is charged to profit or loss and is recognized in OCI instead of reducing the carrying amount of financial assets in the separate statement of financial position.

Write-off

The gross carrying amount of a financial asset is written off when the Company has no reasonable expectations for recovering the financial asset in its entirety or a portion thereof. The Company assess whether there are reasonable expectations of recovering the contractual cash flows from customers and individually assess the timing and amount of write-off. The Company expects no significant recovery from the amount written-off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Company’s procedures for recovery of amounts due.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(l)	Impairment, Continued

(ii) Non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from employee benefits, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, the recoverable amount is estimated each year.

Recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Company determines the recoverable amount of the cash-generating unit to which the asset belongs. The cash-generating unit (“CGU”) is the smallest group of assets that includes the asset and generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. In identifying whether cash inflows from an asset or group of assets are largely independent of the cash inflows from other assets or groups of assets, the Company considers various factors including how management monitors the entity’s operations or how management makes decisions about continuing or disposing of the entity’s assets and operations. In the Company’s separate financial statements, each CGU is comprised of a group of assets of the Company and its other subsidiaries, because the non-current assets of the Company generate independent cash inflows only in combination with certain assets of the subsidiary. In the separate financial statements, in general, investment in each subsidiary is considered to be individual CGUs. Goodwill arising from a business combination is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination. The recoverable amount of an asset or cash-generating unit is determined as the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. Fair value less costs to sell is based on the best information available to reflect the amount that the Company could obtain from the disposal of the asset in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of a CGU are allocated first to reduce the carrying amount of any goodwill allocated to the unit, and then to reduce the carrying amounts of the other assets in the unit on a pro rata basis.

In respect of assets other than goodwill, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of accumulated depreciation or amortization, if no impairment loss had been recognized from the acquisition cost. An impairment loss in respect of goodwill is not reversed.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(m)	Leases

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

(i) As a lessee

At commencement or on modification of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease and non-lease component on the basis of its relative stand-alone price. For certain leases, the Company accounts for the lease and non-lease components as a single lease component by applying the practical expedient not to separate non-lease components.

The Company recognizes a right-of-use asset and lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at of before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Company by the end of the lease term or the cost of the right-of-use asset reflects that the Company will exercise a purchase option. In that case, the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

The Company determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(m)	Lease, Continued

Lease payments included in the measurement of the lease liability comprise the following:

•	fixed payments, including in-substance fixed payments;

•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

•	amounts expected to be payable under a residual value guarantee; and

•

the exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, if the Company changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured the Company recognizes the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset. However, if the carrying amount of the right-of-use asset is reduced to zero and there is a further reduction in the measurement of the lease liability, the Company recognizes any remaining amount of the remeasurement in profit or loss.

The Company presents right-of-use assets that do not meet the definition of investment property in ‘property, plant and equipment’ and lease liabilities in ‘financial liabilities’ in the separate statement of financial position.

The Company has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

(ii) As a lessor

When the Company acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.

To classify each lease, the Company makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Company considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

When the Company is an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease to which the Company applies the exemption described above, then it classifies the sub-lease as an operating lease.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(m)	Lease, Continued

If an arrangement contains lease and non-lease components, then the Company applies K-IFRS No. 1115 to allocate the consideration in the contract.

At the commencement date, the Company recognizes assets held under a finance lease in its statement of financial position and present them as a receivable at an amount equal to the net investment in the lease and recognize finance income over the lease term, based on a pattern reflecting a constant periodic rate of return on the lessor’s net investment in the lease.

The Company recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of ‘other revenue’.

(n)	Provisions

A provision is recognized, as a result of a past event, if the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows. The unwinding of the discount is recognized as finance cost.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

The Company recognizes a liability for warranty obligations based on the estimated costs expected to be incurred under its basic limited warranty. This warranty covers defective products and is normally applicable for a warranty period from the date of purchase. These liabilities are accrued when product revenues are recognized. Factors that affect the Company’s warranty liability include historical and anticipated rates of warranty claims on those repairs and cost per claim to satisfy the Company’s warranty obligation. Warranty costs primarily include raw materials and labor costs. As these factors are impacted by actual experience and future expectations, management periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Accrued warranty obligations are included in the current and non-current provisions.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(o)	Non-current Assets Held for Sale

Non-current assets, or disposal groups comprising assets and liabilities, are classified as held-for-sale if it is highly probable that they will be recovered primarily from sale rather than through continuing use. In order to be classified as held for sale, the asset (or disposal group) is available for immediate sale in its present condition and its sale is highly probable. The assets (or disposal groups) that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less costs to sell on initial classification. The Company recognizes an impairment loss for any subsequent decrease in fair value of the asset (or disposal group) for which an impairment loss was recognized on initial classification as held-for-sale and a gain for any subsequent increase in fair value in profit or losses, up to the cumulative impairment loss previously recognized.

The Company does not depreciate a non-current asset while it is classified as held for sale or while it is part of a disposal group classified as held for sale.

(p)	Employee Benefits

(i) Short-term employee benefits

Short-term employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service are recognized in profit or loss on an undiscounted basis. The expected cost of profit-sharing and bonus plans and others are recognized when the Company has a present legal or constructive obligation to make payments as a result of past events and a reliable estimate of the obligation can be made.

(ii) Other long-term employee benefits

The Company’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods.

(iii) Defined contribution plan

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the period during which services are rendered by employees.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(p)	Employee Benefits, continued

(iv) Defined benefit plan

A defined benefit plan is a post-employment benefit plan other than defined contribution plans. The Company’s net obligation in respect of its defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of any plan assets is deducted.

The calculation is performed annually by an independent actuary using the projected unit credit method. The discount rate is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Company recognizes all actuarial gains and losses arising from defined benefit plans in retained earnings immediately.

The Company determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Consequently, the net interest on the net defined benefit liability (asset) now comprises: interest cost on the defined benefit obligation, interest income on plan assets, and interest on the effect on the asset ceiling.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Company recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

(v) Termination benefits

The Company recognizes expense for termination benefits at the earlier of the date when the entity can no longer withdraw the offer of those benefits and when the entity recognizes costs for a restructuring involving the payment of termination benefits. If the termination benefits are not expected to be settled wholly before twelve months after the end of the annual reporting period, the Company measures the termination benefit with present value of future cash payments.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(q)	Revenue from contracts with customers

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of estimated returns, trade discounts, volume rebates and other cash incentives paid to customers.

The Company recognizes revenue according to the five-stage revenue recognition model (① Identifying the contractg② Identifying performance obligationsg③ Determining transaction priceg④ Allocating the transaction price to performance obligationsg⑤ Recognizing revenue for performance obligations).

The Company generates revenue primarily from sale of display panels. Product revenue is recognized when a customer obtains control over the Company’s products, which typically occurs upon shipment or delivery depending on the terms of the contracts with the customer.

The Company includes return option in the sales contract of display panels with its customers and the consideration receivable from the customer is subject to change due to returns. The Company estimates an amount of variable consideration by using the expected value method which the Company expects to better predict the amount of consideration. The Company includes in the transaction price an amount of variable consideration estimated only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur during the return period when the uncertainty associated with the variable consideration is subsequently resolved. The Company recognizes a refund liability and an asset for its right to recover products from customers if the Company receives consideration from a customer and expects to refund some or all of that consideration to the customer. Sales taxes or value-added taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and are excluded from revenues in the separate statement of comprehensive income (loss).

(r)	Operating Segments

In accordance with K-IFRS No. 1108, Operating Segments, entity wide disclosures of geographic and product revenue information are provided in the consolidated financial statements.

(s)	Finance Income and Finance Costs

Finance income comprises interest income on funds invested (including debt instruments measured at FVOCI), dividend income, gains on disposal of debt instruments measured at FVOCI and changes in fair value of financial instruments at FVTPL. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(s)	Finance Income and Finance Costs, Continued

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, gain and losses from financial instruments measured at FVTPL and impairment losses recognized on financial assets. Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.

(t)	Income Tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i) Current tax

Current tax comprises the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

(ii) Deferred tax

Deferred tax is recognized, using the asset and liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Company recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Company is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that the differences relating to investments in subsidiaries, associates and joint ventures will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Company offsets deferred tax assets and deferred tax liabilities if, and only if, the Company has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(u)	Earnings (Loss) Per Share

The Company presents basic and diluted earnings (loss) per share (“EPS”) data for its common shares. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding, adjusted for the effects of all dilutive potential common shares such as convertible bonds and others.

(v)	Accounting standards issued but not yet effective

A number of new accounting standards are effective for annual periods beginning after January 1, 2023 and earlier application is permitted; However, the Company has not early adopted the following new or amended accounting standards in preparing these separate financial statements.

(i)	Classification of Liabilities as Current or Non-Current Liabilities with Covenants (Amendments to K-IFRS No. 1001 ‘Presentation of Financial Statements’)

The amendments aim to clarify the requirements the determining whether a liability is current or non-current and require new disclosure for non-current liabilities that are not subject to future covenants. The amendments are effective for annual reporting periods beginning on or after January 1, 2024.

The Company has borrowings that are subject to specific covenants. The Company is in the process of assessing the impact of the amendments to meet the new disclosure requirements.

(ii)	Supplier Finance Arrangements (Amendments to K-IFRS No. 1007 ‘Statement of Cash Flow’ and K-IFRS No. 1107 ‘Financial Instruments: Disclosures’)

The amendments introduce new disclosure relating to supplier finance arrangements that assist users of the financial statements to assess the effects of these arrangements on an entity’s liabilities and cash flows and on the entity’s exposure to liquidity risk. The amendments are effective for annual reporting periods beginning on or after January 1, 2024.

The Company participates in supply chain financing arrangements for which the new disclosures will apply. The Company is in the process of assessing the impact of the amendments to meet the new disclosure requirements.

(iii)	The following new and amended standards are not expected to have a significant impact on the Company’s separate financial statements.

•	Lease Liability in a Sale and Leaseback (Amendments to K-IFRS No. 1116, ‘Lease’.)

•	Lack of Exchangeability (Amendments to K-IFRS No. 1201, ‘The Effects of Changes in Foreign Exchange Rates’.)

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

4.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks as of December 31, 2023 and December 31, 2022 are as follows:

(In millions of won)
	December 31, 2023		December 31, 2022
Current assets
Cash and cash equivalents
Deposits	~~W~~	334,502	692,312
Deposits in banks
Restricted deposits (*)	~~W~~	20,000	42,804
Non-current assets
Deposits in banks
Restricted deposits (*)	~~W~~	11	11

(*)	Includes funds deposited under agreements on mutually beneficial cooperation to aid LG Group companies’ suppliers.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

5.	Trade Accounts and Notes Receivable, Other Accounts Receivable and Others

(a)	Trade accounts and notes receivable as of December 31, 2023 and December 31, 2022 are as follows:

(In millions of won)
	December 31, 2023		December 31, 2022
Due from third parties	~~W~~	172,109	173,644
Due from related parties		2,905,792	2,302,276

	~~W~~	3,077,901	2,475,920

(b)	Other accounts receivable as of December 31, 2023 and December 31, 2022 are as follows:

(In millions of won)
	December 31, 2023		December 31, 2022
Current assets
Non-trade receivables, net	~~W~~	94,936	133,991
Accrued income		242	1,125

	~~W~~	95,178	135,116

Non-current assets
Long-term non-trade receivables	~~W~~	13,833	13,364

	~~W~~	109,011	148,480

Due from related parties included in other accounts receivable, as of December 31, 2023 and 2022 are ~~W~~55,593 million and ~~W~~51,948 million, respectively.

(c)	The aging of trade accounts and notes receivable and other accounts receivable as of December 31, 2023 and December 31, 2022 are as follows:

(In millions of won)	December 31, 2023
	Book value			Allowance for impairment
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Current	~~W~~	3,074,502	105,816	(234)	(62)
1-15 days past due		198	1,357	—	—
16-30 days past due		3,435	156	—	(2)
31-60 days past due		—	168	—	(2)
More than 60 days past due		—	1,592	—	(12)

	~~W~~	3,078,135	109,089	(234)	(78)

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

5.	Trade Accounts and Notes Receivable, Other Accounts Receivable and Others, Continued

(In millions of won)	December 31, 2022
	Book value			Allowance for impairment
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Current	~~W~~	2,462,872	144,950	(200)	(1,362)
1-15 days past due		922	933	—	(9)
16-30 days past due		—	—	—	—
31-60 days past due		—	79	—	—
More than 60 days past due		12,355	3,936	(29)	(47)

	~~W~~	2,476,149	149,898	(229)	(1,418)

The movement in the allowance for impairment in respect of trade accounts and notes receivable and other accounts receivable for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)	2023			2022
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Balance at the beginning of the year	~~W~~	229	1,418	11	1,496
(Reversal of) bad debt expense		5	(8)	218	(78)
Write-off		—	(1,332)	—	—

Balance at the end of the year	~~W~~	234	78	229	1,418

(d)	Other current assets as of December 31, 2023 and December 31, 2022 are as follows:

(In millions of won)
	December 31, 2023		December 31, 2022
Advanced payments	~~W~~	1,220	21,658
Prepaid expenses		71,382	51,822
Value added tax refundable		39,128	124,225
Right to recover returned goods		5,121	8,155

	~~W~~	116,851	205,860

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

6.	Other Financial Assets

Other financial assets as of December 31, 2023 and 2022 are as follows:

(In millions of won)
	December 31, 2023		December 31, 2022
Current assets
Financial assets at fair value through profit or loss
Derivatives(*)	~~W~~	136,762	119,417

Financial assets carried at amortized cost
Short-term loans	~~W~~	26,375	30,062

	~~W~~	163,137	149,479

Non-current assets
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	3,967	10,484
Convertible securities		1,838	1,797
Derivatives(*)		32,941	110,663

	~~W~~	38,746	122,944

Financial assets carried at amortized cost
Deposits	~~W~~	8,538	8,317
Long-term loans		33,509	58,806

	~~W~~	42,047	67,123

	~~W~~	80,793	190,067

(*)

Represents cross currency interest rate swap contracts and others entered into by the Company to hedge currency and interest rate risks with respect to foreign currency denominated borrowings and bonds. The contracts are not designated as hedging instruments.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

7.	Inventories

Inventories as of December 31, 2023 and December 31, 2022 are as follows:

(In millions of won)
	December 31, 2023		December 31, 2022
Finished goods	~~W~~	279,483	215,526
Work-in-process		1,005,025	1,049,489
Raw materials		408,078	578,704
Supplies		88,373	80,875

	~~W~~	1,780,959	1,924,594

For the years ended December 31, 2023 and 2022, the amount of inventories recognized as cost of sales including inventory write-downs are as follows:

(In millions of won)
	2023		2022
Inventories recognized as cost of sales	~~W~~	21,446,905	24,870,325
Including: Inventory write-downs		153,844	189,197

There were no significant reversals of inventory write-downs recognized during the years ended December 31, 2023 and 2022.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

8.	Investments

(a)	Investments in subsidiaries consist of the following:

(In millions of won)
			December 31, 2023			December 31, 2022
Subsidiaries	Location	Business	Percentage of ownership	Carrying Amount		Percentage of ownership	Carrying Amount
LG Display America, Inc.	San Jose, U.S.A.	Sell display products	100%	~~W~~	36,815	100%	~~W~~	36,815
LG Display Germany GmbH	Eschborn, Germany	Sell display products	100%		19,373	100%		19,373
LG Display Japan Co., Ltd.	Tokyo, Japan	Sell display products	100%		15,686	100%		15,686
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	Sell display products	100%		35,230	100%		35,230
LG Display Nanjing Co., Ltd.	Nanjing, China	Manufacture display products	100%		593,726	100%		593,726
LG Display Shanghai Co., Ltd.	Shanghai, China	Sell display products	100%		9,093	100%		9,093
LG Display Guangzhou Co., Ltd.	Guangzhou, China	Manufacture display products	100%		293,557	100%		293,557
LG Display Shenzhen Co., Ltd.	Shenzhen, China	Sell display products	100%		3,467	100%		3,467
LG Display Singapore Pte. Ltd.	Singapore	Sell display products	100%		1,250	100%		1,250
L&T Display Technology (Fujian) Limited	Fujian, China	Manufacture and sell LCD module and LCD monitor sets	51%		10,123	51%		10,123
LG Display Yantai Co., Ltd.	Yantai, China	Manufacture display products	100%		169,195	100%		169,195
Nanumnuri Co., Ltd.	Gumi, South Korea	Provide janitorial services	100%		800	100%		800
LG Display (China) Co., Ltd.	Guangzhou, China	Manufacture and sell display products	51%		723,086	51%		723,086
Unified Innovative Technology, LLC	Wilmington, U.S.A.	Manage intellectual property	100%		9,489	100%		9,489
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	Sell display products	100%		218	100%		218
Global OLED Technology LLC	Sterling, U.S.A	Manage OLED intellectual property	100%		164,322	100%		164,322
LG Display Vietnam Haiphong Co., Ltd.	Haiphong, Vietnam	Manufacture and sell display products	100%		672,658	100%		672,658
Suzhou Lehui Display Co., Ltd.	Suzhou, China	Manufacture and sell LCD module and LCD monitor sets	100%		121,640	100%		121,640
LG DISPLAY FUND I LLC(*1)	Wilmington, U.S.A	Invest in venture business and acquire technologies	100%		91,105	100%		85,266
LG Display High-Tech (China) Co., Ltd.	Guangzhou, China	Manufacture and sell display products	69%		1,794,547	69%		1,794,547
MMT(Money Market Trust) (*2)	Seoul, South Korea	Money market trust	100%		92,900	—

				~~W~~	4,858,280		~~W~~	4,759,541

(*1)

During 2023, the Company contributed ~~W~~5,839 million in cash for the capital increase of LG DISPLAY FUND I LLC. There was no change in the Company’s ownership percentage in LG DISPLAY FUND I LLC as a result of this additional investment.

(*2)	The balance of MMT(Money Market Trust) as of December 31, 2023 is ~~W~~92,900 million.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

8.	Investments, Continued

(b)	Investments in associates consist of the following:

(In millions of won)
			December 31, 2023		December 31, 2022
Associates	Location	Business	Percentage of ownership	Carrying Amount	Percentage of ownership	Carrying Amount
Paju Electric Glass Co., Ltd.	Paju, South Korea	Manufacture glass for display	40%	~~W~~45,089	40%	~~W~~45,089
WooRee E&L Co., Ltd(*1).	Ansan, South Korea	Manufacture LED back light unit packages	13%	7,106	13%	11,424
YAS Co., Ltd.	Paju, South Korea	Develop and manufacture deposition equipment for OLEDs	16%	10,000	15%	10,000
AVATEC Co., Ltd.	Daegu, South Korea	Process and sell glass for display	14%	8,000	14%	8,000
Arctic Sentinel, Inc.	Los Angeles, U.S.A.	Develop and manufacture tablet for kids	10%	—	10%	—
Cynora GmbH	Bruchsal Germany	Develop organic emitting materials for displays and lighting devices	10%	—	11%	—
Material Science Co., Ltd.(*2) (*3)	Seoul, South Korea	Develop, manufacture and sell materials for display	16%	3,588	10%	3,650

				~~W~~73,783		~~W~~78,163

(*1)

During 2023, the Company recognized an impairment loss of ~~W~~4,318 million as finance cost for the difference between the carrying amount and the recoverable amount of investments in WooRee E&L Co., Ltd.

(*2)

During 2023, the Company recognized an impairment loss of ~~W~~62 million as finance cost for the difference between the carrying amount and the recoverable amount of investments in Material Science Co., Ltd.

(*3)	During 2023, due to the investee’s acquisition of treasury shares, the Company’s shareholding ratio increased from 10% to 16%.

Although the Company’s respective share interests in WooRee E&L Co., Ltd., YAS Co., Ltd., AVATEC Co., Ltd., Arctic Sentinel, Inc., Cynora GmbH and Material Science Co., Ltd. are below 20%, the Company is able to exercise significant influence through its right to appoint a director to the board of directors of each investee. Accordingly, the investments in these investees have been accounted for using the equity method.

Dividends income recognized from subsidiaries and associates for the years ended December 31, 2023 and 2022 amounted to ~~W~~1,895,692 million and ~~W~~122,303 million, respectively.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

9.	Property, Plant and Equipment

(a)	Changes in property, plant and equipment for the year ended December 31, 2023 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction -in-progress (*1)	Right-of-use asset	Others (*2)	Total
Acquisition cost as of January 1, 2023	~~W~~	476,045	5,265,179	36,539,468	554,850	9,393,158	40,702	926,870	53,196,272
Accumulated depreciation as of January 1, 2023		—	(3,210,075)	(33,383,114)	(445,727)	—	(34,895)	(669,004)	(37,742,815)
Accumulated impairment loss as of January 1, 2023		—	(180,864)	(871,500)	(5,919)	(328,555)	(347)	(21,428)	(1,408,613)

Book value as of January 1, 2023	~~W~~	476,045	1,874,240	2,284,854	103,204	9,064,603	5,460	236,438	14,044,844

Additions		—	—	—	—	1,894,782	21,568	—	1,916,350
Depreciation		—	(225,364)	(1,300,227)	(44,680)	—	(13,030)	(219,406)	(1,802,707)
Disposals		(330)	(758)	(507,869)	(1,921)	—	—	(43,635)	(554,513)
Impairment loss(*3)		—	—	(2,022)	(6)	—	—	(6,493)	(8,521)
Others(*4)		(2,902)	1,416,828	3,290,481	28,186	(5,067,588)	—	323,789	(11,206)

Book value as of December 31, 2023	~~W~~	472,813	3,064,946	3,765,217	84,783	5,891,797	13,998	290,693	13,584,247

Acquisition cost as of December 31, 2023	~~W~~	472,813	6,674,304	37,381,457	563,966	6,148,883	38,260	1,063,452	52,343,135

Accumulated depreciation as of December 31, 2023	~~W~~	—	(3,429,293)	(32,682,474)	(473,444)	—	(24,040)	(749,958)	(37,359,209)

Accumulated impairment loss as of December 31, 2023	~~W~~	—	(180,065)	(933,766)	(5,739)	(257,086)	(222)	(22,801)	(1,399,679)

(*1)	As of December 31, 2023, construction-in-progress mainly relates to construction of manufacturing facilities.
(*2)	Others mainly consist of tools and equipment.
(*3)	Impairment losses of ~~W~~8,521 million are recognized for the difference between the carrying amount and the recoverable amount of property, plant and equipment.
(*4)	Others mainly represent the reclassification of construction-in-progress to other property, plant and equipment.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

9.	Property, Plant and Equipment, Continued

(b)	Changes in property, plant and equipment for the year ended December 31, 2022 are as follows:

	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Right-of-use asset	Others (*2)	Total
Acquisition cost as of January 1, 2022	~~W~~	433,847	5,150,686	36,476,141	546,221	6,632,832	32,999	842,082	50,114,808

Accumulated depreciation as of January 1, 2022		—	(3,073,483)	(32,813,259)	(435,666)	—	(27,542)	(599,171)	(36,949,121)
Accumulated impairment loss as of January 1, 2022		—	(138,679)	(914,857)	(4,971)	(76,069)	(167)	(20,086)	(1,154,829)
Book value as of January 1, 2022	~~W~~	433,847	1,938,524	2,748,025	105,584	6,556,763	5,290	222,825	12,010,858

Additions		—	—	—	—	4,463,548	14,183	—	4,477,731
Depreciation		—	(208,409)	(1,397,691)	(43,137)	—	(13,339)	(197,717)	(1,860,293)
Disposals		(3,573)	—	(167,724)	(381)	—	—	(35,591)	(207,269)
Impairment loss(*3)		—	(42,185)	(33,230)	(2,763)	(252,486)	(254)	(8,456)	(339,374)
Others(*4)		45,771	186,310	1,135,474	43,901	(1,703,222)	(420)	255,377	(36,809)
Book value as of December 31, 2022	~~W~~	476,045	1,874,240	2,284,854	103,204	9,064,603	5,460	236,438	14,044,844

Acquisition cost as of December 31, 2022	~~W~~	476,045	5,265,179	36,539,468	554,850	9,393,158	40,702	926,870	53,196,272

Accumulated depreciation as of December 31, 2022	~~W~~	—	(3,210,075)	(33,383,114)	(445,727)	—	(34,895)	(669,004)	(37,742,815)

Accumulated impairment loss as of December 31, 2022	~~W~~	—	(180,864)	(871,500)	(5,919)	(328,555)	(347)	(21,428)	(1,408,613)

(*1)	As of December 31, 2022, construction-in-progress mainly relates to construction of manufacturing facilities.
(*2)	Others mainly consist of tools and equipment.
(*3)	During 2022, Display (Large OLED) CGU were assessed for impairment, and impairment losses amounting to ~~W~~333,547 million are recognized as other non-operating expenses.
(*4)	Others mainly represent the reclassification of construction-in-progress to other property, plant and equipment.

(c)	Capitalized borrowing costs and capitalization rate for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Capitalized borrowing costs	~~W~~	208,733	142,980
Capitalization rate		4.96%	3.12%

(d)	The company provides a portion of property, plant and equipment as an operating lease. During 2023, rental income from property, plant and equipment is ~~W~~1,886 million (2022: ~~W~~2,066 million).

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

10.	Intangible Assets and Non-financial Assets Impairment

(a)	Changes in intangible assets for the year ended December 31, 2023 are as follows:

(In millions of won)	Intellectual property rights		Software	Member- ships	Develop- ment costs	Construction- in-progress	Customer relationships	Technology	Good will	Others (*2)	Total
Acquisition cost as of January 1, 2023	~~W~~	1,757,282	1,160,702	26,619	2,016,477	28,169	59,176	12,763	72,588	13,080	5,146,856
Accumulated amortization as of January 1, 2023		(878,767)	(975,411)	—	(1,358,446)	—	(37,491)	(11,411)	—	(13,080)	(3,274,606)
Accumulated impairment loss as of January 1, 2023		(48,598)	(14,235)	(1,701)	(92,812)	—	(21,685)	(43)	(57,995)	—	(237,069)

Book value as of January 1, 2023	~~W~~	829,917	171,056	24,918	565,219	28,169	—	1,309	14,593	—	1,635,181
Additions - internally developed		—	—	—	493,608	—	—	—	—	—	493,608
Additions - external purchases		118,343	—	—	—	98,585	—	—	—	—	216,928
Amortization (*1)		(156,128)	(85,528)	—	(363,162)	—	—	(163)	—	—	(604,981)
Disposals		(202)	(396)	(3,796)	—	—	—	—	—	—	(4,394)
Impairment loss (*3)		(1,633)	(425)	—	(52,775)	—	—	—	—	—	(54,833)
Reversal of impairment loss		—	—	242	—	—	—	—	—	—	242
Transfer from construction-in-progress		—	96,801	—	(1,429)	(94,094)	—	—	—	—	1,278

Book value as of December 31, 2023	~~W~~	790,297	181,508	21,364	641,461	32,660	—	1,146	14,593	—	1,683,029

Acquisition cost as of December 31, 2023	~~W~~	1,867,526	1,202,537	22,905	2,295,468	32,660	59,176	12,763	72,588	13,080	5,578,703

Accumulated amortization as of December 31, 2023	~~W~~	(1,029,320)	(1,008,433)	—	(1,509,575)	—	(37,491)	(11,574)	—	(13,080)	(3,609,473)

Accumulated impairment loss as of December 31, 2023	~~W~~	(47,909)	(12,596)	(1,541)	(144,432)	—	(21,685)	(43)	(57,995)	—	(286,201)

(*1)	The Company has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses, and research and development expenses.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

10.	Intangible Assets and Non-financial Assets Impairment, Continued

(*2)	Others mainly consist of rights to use electricity and gas supply facilities.
(*3)	The Company recognized an impairment loss amounting to ~~W~~52,775 million for development projects which are not likely to generate revenue.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

10.	Intangible Assets and Non-financial Assets Impairment, Continued

(b)	Changes in intangible assets for the year ended December 31, 2022 are as follows:

(In millions of won)	Intellectual property rights		Software	Member- ships	Development costs	Construction- in-progress	Customer relationships	Technology	Good will	Others (*2)	Total
Acquisition cost as of January 1, 2022	~~W~~	1,573,815	1,093,251	30,267	1,771,383	18,309	59,176	12,763	72,588	13,080	4,644,632
Accumulated amortization as of January 1, 2022		(718,807)	(910,855)	—	(1,318,476)	—	(37,491)	(11,243)	—	(13,080)	(3,009,952)
Accumulated impairment loss as of January 1, 2022		(21,484)	(8,353)	(1,659)	(63,692)	—	(21,685)	—	(57,995)	—	(174,868)

Book value as of January 1, 2022	~~W~~	833,524	174,043	28,608	389,215	18,309	—	1,520	14,593	—	1,459,812
Additions - internally developed		—	—	—	502,755	—	—	—	—	—	502,755
Additions - external purchases		187,087	9,304	6,960	—	86,363	—	—	—	—	289,714
Amortization (*1)		(161,141)	(81,766)	—	(272,102)	—	—	(168)	—	—	(515,177)
Disposals		—	(977)	(10,608)	—	—	—	—	—	—	(11,585)
Impairment loss (*3)(*4)		(29,553)	(6,051)	(42)	(54,649)	—	—	(43)	—	—	(90,338)
Transfer from construction-in-progress		—	76,503	—	—	(76,503)	—	—	—	—	—

Book value as of December 31, 2022	~~W~~	829,917	171,056	24,918	565,219	28,169	—	1,309	14,593	—	1,635,181

Acquisition cost as of December 31, 2022	~~W~~	1,757,282	1,160,702	26,619	2,016,477	28,169	59,176	12,763	72,588	13,080	5,146,856

Accumulated amortization as of December 31, 2022	~~W~~	(878,767)	(975,411)	—	(1,358,446)	—	(37,491)	(11,411)	—	(13,080)	(3,274,606)

Accumulated impairment loss as of December 31, 2022	~~W~~	(48,598)	(14,235)	(1,701)	(92,812)	—	(21,685)	(43)	(57,995)	—	(237,069)

(*1)	The Company has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses, and research and development expenses.
(*2)	Others mainly consist of rights to use electricity and gas supply facilities.
(*3)

During 2022, Display (Large OLED) CGU were assessed for impairment, and impairment losses amounting to ~~W~~55,713 million are recognized as other non-operating expenses. The impairment amount is allocated to development costs, intellectual property rights and others.

(*4)	The Company recognized an impairment loss amounting to ~~W~~33,386 million for development projects which are not likely to generate revenue.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

10.	Intangible Assets and Non-financial Assets Impairment, Continued

(c)	Development costs and Intellectual property rights as of December 31, 2023 and 2022 are as follows:

Development costs

(i)	As of December 31, 2023

(In millions of won)
Classification	Product type	Book Value
Development completed	TV	~~W~~	43,956
	IT		63,049
	Mobile and others		190,487

		~~W~~	297,492

Development in process	TV	~~W~~	46,368
	IT		175,023
	Mobile and others		122,578

		~~W~~	343,969

		~~W~~	641,461

(ii) As of December 31, 2022

(In millions of won)
Classification	Product type	Book Value
Development completed	TV	~~W~~	55,187
	IT		24,684
	Mobile and others		199,552

		~~W~~	279,423

Development in process	TV	~~W~~	60,376
	IT		100,380
	Mobile and others		125,040

		~~W~~	285,796

		~~W~~	565,219

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

10.	Intangible Assets and Non-financial Assets Impairment, Continued

Intellectual property rights

(i)	As of December 31, 2023

(In millions of won and in years)
Classification	Category	Book Value		Remaining amortization period (*1)
Patent	Direct additions	~~W~~	214,143	7.1
	Licenses agreement(*2)		573,810	5.7

		~~W~~	787,953

Other			2,344	3.6

		~~W~~	790,297

(*1)	Weighted average of the remaining useful life at the end of the reporting period as each patent has a different remaining amortization period.
(*2)	The Company’s rights under contracts with the patent company.

(ii)	As of December 31, 2022

(In millions of won and in years)
Classification	Category	Book Value		Remaining amortization period (*1)
Patent	Direct additions	~~W~~	196,701	7.2
	Licenses agreement(*2)		631,301	6.4

		~~W~~	828,002

Other			1,915	3.6

		~~W~~	829,917

(*1)	Weighted average of the remaining useful life at the end of the reporting period as each patent has a different remaining amortization period.
(*2)	The Company’s rights under contracts with the patent company.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

10.	Intangible Assets and Non-financial Assets Impairment, Continued

(d)	Impairment assessment on CGU

As of December 31, 2023, the Company’s cash-generating units consist of Display CGU, Display (Large OLED) CGU and Display (AD PO) CGU. As of December 31, 2023, the Company performed impairment assessment to Display CGU. All the goodwill balance as of December 31, 2023 is allocated for the Display CGU

The recoverable amount of Display CGU is determined based on its value in use. Value in use is calculated using the estimated cash flow based on 5-year business plan approved by management. The estimated revenue and operating expenditures of the Company’s products used in the forecast was determined considering external sources and the Company’s historical experience. Management estimated the future cash flows based on its past performance and forecasts on market growth. The key assumptions used in the estimation of value in use for Display CGU include revenue and operating expenditures for the forecast period, and discount rate. Growth rate for subsequent years (“terminal growth rate) and the discount rate used in the estimation of value in use are as follows.

	Pre-tax discount rate(*)	Post-tax discount rate(*)	Terminal growth rate
2023
Display CGU	10.9%	9.0%	1.0%

2022
Display CGU	10.8%	9.0%	1.0%

(*)

The discount rate was calculated using the weighted average cost of equity capital and debt and the beta of equity capital was calculated as the average of five global listed companies in the same industry and the Company. Cost of debt was calculated using the yield rate of non-guaranteed corporate bond considering the Company’s credit rating and debt ratio was determined using the average of the debt ratios of the five global listed companies in the same industry and the Company. The Company calculates the value in use of the CGU using post-tax cash flows and a post-tax discount rate, and the result is not significantly different from the value in use calculated using pre-tax cash flows and pre-tax discount rate.

As a result of impairment assessment for Display CGU, the recoverable amount exceeded its carrying amount. The value in use determined for this CGU is sensitive to the discount rate used in the discounted cash flow model.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

11.	Investment Property

(a)	Changes in investment property for the year ended December 31, 2023 and 2022 are as follows:

(In millions of won)	2023		2022
Book value as of January 1	~~W~~	28,269	—
Transfer from property, plant and equipment		9,928	36,809
Depreciation		(4,962)	(804)
Impairment loss		—	(7,736)
Others		(240)	—

Book value as of December 31	~~W~~	32,995	28,269

(b)	During 2023, rental income from investment property is ~~W~~5,478 million (2022: ~~W~~358 million).

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

12.	Financial Liabilities

(a)	Financial liabilities as of December 31, 2023 and 2022 are as follows:

(In millions of won)	December 31, 2023		December 31, 2022
Current
Short-term borrowings	~~W~~	1,428,213	1,952,289
Current portion of long-term borrowings		2,000,930	1,721,690
Current portion of bonds		369,716	316,648
Current portion of payment guarantee liabilities		6,780	5,877
Derivatives(*1)		26,193	14,443
Fair value hedging derivatives(*2)		7,392	—
Lease liabilities		11,598	3,099

	~~W~~	3,850,822	4,014,046

Non-current
Long-term borrowings	~~W~~	4,784,819	3,938,415
Bonds		1,118,427	1,132,098
Payment guarantee liabilities		13,833	13,364
Derivatives(*1)		37,333	32,965
Fair value hedging derivatives (*2)		28,660	—
Lease liabilities		2,802	2,853

	~~W~~	5,985,874	5,119,695

(*1)

Represents cross currency interest rate swap contracts and others entered into by the Company to hedge currency and interest rate risks with respect to foreign currency denominated borrowings and bonds. The contracts are not designated as hedging instruments.

(*2)

Represents forward exchange contracts entered into by the Company to hedge exchange rate risks with respect to advances received in foreign currency. The contracts are designated as hedging instruments.

(b)	Short-term borrowings as of December 31, 2023 and 2022 are as follows.

(In millions of won, USD and CNY)
Lender	Annual interest rate as of December 31, 2023 (%)	December 31, 2023		December 31, 2022
The Standard Chartered Bank of Korea Limited and others	3.50~6.95	~~W~~	1,428,213	1,952,289
Foreign currency equivalent			USD 400	USD 901
			CNY 345	—

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

12.	Financial Liabilities, Continued

(c)	Won denominated long-term borrowings as of December 31, 2023 and 2022 are as follows :

(In millions of won)
Lender	Annual interest rate as of December 31, 2023 (%)	December 31, 2023		December 31, 2022
LG Electronics Inc.	6.06	~~W~~	1,000,000	—
Korea Development Bank and others	1.90~7.50		3,490,967	2,986,102
Less current portion of long-term borrowings			(776,000)	(1,341,500)

		~~W~~	3,714,967	1,644,602

(d)	Foreign currency denominated long-term borrowings as of December 31, 2023 and 2022 are as follows :

(In millions of won and USD)
Lender	Annual interest rate as of December 31, 2023 (%)	December 31, 2023		December 31, 2022
KEB Hana Bank and others	1.82~8.60	~~W~~	2,294,782		2,674,003

Foreign currency equivalent		USD	1,780	USD	2,110
Less current portion of long-term borrowings			(1,224,930)		(380,190)

		~~W~~	1,069,852		2,293,813

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

12.	Financial Liabilities, Continued

(e)	Details of bonds issued and outstanding as of December 31, 2023 and 2022 are as follows :

(In millions of won and USD)
	Maturity	Annual interest rate as of December 31, 2023 (%)	December 31, 2023		December 31, 2022
Won denominated bonds at amortized cost(*1)
Publicly issued bonds	February 2024~ February 2027	2.29~3.66	~~W~~	1,025,000	1,215,000
Privately issued bonds	January 2025~ January 2026	7.20~7.25		337,000	110,000
Less discount on bonds				(2,120)	(2,927)
Less current portion				(369,716)	(189,975)

			~~W~~	990,164	1,132,098

Foreign currency denominated bonds at amortized cost(*2)
Privately issued bonds	April 2026	7.29	~~W~~	128,940	126,730
Foreign currency equivalent (contractual par amount)				USD 100	USD 100
Less discount on bonds				(677)	(57)
Foreign currency equivalent (discount on bonds)				USD (1)	USD (0)
Less current portion				—	(126,673)

			~~W~~	128,263	—

			~~W~~	1,118,427	1,132,098

(*1)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly.
(*2)	Principal of the foreign currency denominated bonds is to be repaid at maturity and interests are paid quarterly.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

13.	Employee Benefits

The Company’s defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Company.

The defined benefit plans expose the Company to actuarial risks, such as the risk associated with expected periods of service, interest rate risk, market (investment) risk, and others.

(a)	Net defined benefit liabilities (defined benefit assets) recognized as of December 31, 2023 and 2022 are as follows:

(In millions of won)
	December 31, 2023		December 31, 2022
Present value of partially funded defined benefit obligations	~~W~~	1,482,976	1,595,629
Fair value of plan assets		(1,890,188)	(2,043,150)

	~~W~~	(407,212)	(447,521)

(b)	Changes in the present value of the defined benefit obligations for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Defined benefit obligations at January 1	~~W~~	1,595,629	1,678,148
Current service cost		171,479	171,753
Interest cost		83,793	59,104
Remeasurements (before tax)		(65,505)	(195,908)
Benefit payments		(285,869)	(116,105)
Net transfers from (to) related parties		(16,551)	(1,363)

Defined benefit obligations at December 31	~~W~~	1,482,976	1,595,629

Weighted average remaining maturity of defined benefit obligations as of December 31, 2023 and 2022 are 12.20 years and 12.95 years, respectively.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

13.	Employee Benefits, Continued

(c)	Changes in fair value of plan assets for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Fair value of plan assets at January 1	~~W~~	2,043,150	1,746,424
Expected return on plan assets		107,735	64,378
Remeasurements (before tax)		(870)	(30,044)
Contributions by employer directly to plan assets		—	370,000
Benefit payments		(259,609)	(107,608)
Net transfers from (to) related parties		(218)	—

Fair value of plan assets at December 31	~~W~~	1,890,188	2,043,150

The estimated contributions payable in the following financial year is ~~W~~180,902 million.

(d)	Plan assets as of December 31, 2023 and 2022 are as follows:

(In millions of won)
	December 31, 2023		December 31, 2022
Guaranteed deposits in banks	~~W~~	1,890,188	2,043,150

As of December 31, 2023, the Company maintains the plan assets primarily with Mirae Asset Securities Co., Ltd., KB Insurance Co., Ltd. and others.

(e)	Expenses related to defined benefit plans recognized in profit or loss for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Current service cost	~~W~~	171,479	171,753
Net interest cost		(23,942)	(5,274)

	~~W~~	147,537	166,479

Expenses are recognized in the separate statements of comprehensive income (loss) as follows:

(In millions of won)
	2023		2022
Cost of sales	~~W~~	114,226	128,706
Selling expenses		6,738	7,585
Administrative expenses		14,865	17,431
Research and development expenses		11,708	12,757

	~~W~~	147,537	166,479

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

13.	Employee Benefits, Continued

(f)	Remeasurements of net defined benefit liabilities (assets) included in other comprehensive income (loss) for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Balance at January 1	~~W~~	(2,806)	(125,167)
Remeasurements
Actuarial profit or loss arising from:
Experience adjustment		66,461	(83,376)
Demographic assumptions		(85)	(8,020)
Financial assumptions		(871)	287,304
Return on plan assets		(870)	(30,044)

	~~W~~	64,635	165,864

Income tax	~~W~~	(14,818)	(43,503)

Balance at December 31	~~W~~	47,011	(2,806)

(g)	Principal actuarial assumptions as of December 31, 2023 and 2022 (expressed as weighted averages) are as follows:

	December 31, 2023	December 31, 2022
Expected rate of salary increase	4.0%	4.7%
Discount rate for defined benefit obligations	4.6%	5.4%

Assumptions regarding future mortality are based on published statistics and mortality tables. The current mortality underlying the values of the liabilities in the defined benefit plans are as follows:

		December 31, 2023	December 31, 2022
Teens	Males	0.00%	0.00%
	Females	0.00%	0.00%
Twenties	Males	0.01%	0.01%
	Females	0.00%	0.00%
Thirties	Males	0.01%	0.01%
	Females	0.00%	0.00%
Forties	Males	0.02%	0.02%
	Females	0.01%	0.01%
Fifties	Males	0.04%	0.04%
	Females	0.02%	0.02%

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

13.	Employee Benefits, Continued

(h)	Reasonably possible changes to respective relevant actuarial assumptions would have affected the defined benefit obligations by the following amounts as of December 31, 2023:

(In millions of won)
	Defined benefit obligations
	1% increase		1% decrease
Discount rate for defined benefit obligations	~~W~~	(157,102)	184,374
Expected rate of salary increase		192,107	(165,703)

14.	Provisions

(a)	Changes in provisions for the year ended December 31, 2023 are as follows:

(In millions of won)
	Litigation and claims		Warranties (*)	Others	Total
Balance at January 1, 2023	~~W~~	1,680	248,137	8,432	258,249
Additions (reversal)		126	49,787	(2,552)	47,361
Usage		—	(125,971)	—	(125,971)

Balance at December 31, 2023	~~W~~	1,806	171,953	5,880	179,639

Current	~~W~~	1,806	108,148	5,880	115,834
Non-current	~~W~~	—	63,805	—	63,805

(*)

Product warranties on defective products are normally applicable for warranty periods from the date of customer’s purchase. The provision is calculated by using historical and anticipated rates of warranty claims and costs per claim to satisfy the Company’s warranty obligation.

(b)	Changes in provisions for the year ended December 31, 2022 are as follows:

(In millions of won)
	Litigation and claims		Warranties (*)	Others	Total
Balance at January 1, 2022	~~W~~	—	255,560	9,247	264,807
Additions (reversal)		1,680	205,630	(815)	206,495
Usage		—	(213,053)	—	(213,053)

Balance at December 31, 2022	~~W~~	1,680	248,137	8,432	258,249

Current	~~W~~	1,680	161,980	8,432	172,092
Non-current	~~W~~	—	86,157	—	86,157

(*)

Product warranties on defective products are normally applicable for warranty periods from the date of customer’s purchase. The provision is calculated by using historical and anticipated rates of warranty claims and costs per claim to satisfy the Company’s warranty obligation.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

15.	Contingent Liabilities and Commitments

(a)	Legal Proceedings

Anti-trust litigations

Some individual claimants filed “follow-on” damages claims against the Company and other TFT-LCD manufacturers alleging violations of EU competition law. While the Company continues its vigorous defense of the various pending proceedings described above, as of December 31, 2023, the Company cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the proceedings.

Others

The Company is involved in various lawsuits and disputes in addition to the pending proceedings described above. The Company cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the disputes.

(b)	Commitments

Factoring and securitization of accounts receivable

The Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 1,000 million (~~W~~1,289,400 million) in connection with the Company’s export sales transactions with its subsidiaries. As of December 31, 2023, there are no short-term borrowings that are outstanding but past due in connection with these agreements. In connection with all of the contracts in this paragraph, the Company has sold its accounts receivable with recourse.

The Company has a credit facility agreement with Sumitomo Mitsui Banking Corporation and several other banks pursuant to which the Company could sell its accounts receivables up to an aggregate of ~~W~~328,797 million in connection with its domestic and export sales transactions and, as of December 31, 2023, ~~W~~12,841 million accounts and notes receivable sold to Sumitomo Mitsui Banking Corporation were outstanding in connection with the agreement. In connection with the contract above, the Company has sold its accounts receivable without recourse.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

15.	Contingent Liabilities and Commitments, Continued

Letters of credit

As of December 31, 2023, the Company entered into agreements with financial institutions in relation to the opening of letters of credit and the respective credit limits under the agreements are as follows:

(In millions of won and USD)
	Contractual amount	KRW equivalent
KEB Hana Bank	USD 450	~~W~~	580,230
Industrial Bank of Korea	USD 450		580,230
Industrial and Commercial Bank of China	USD 200		257,880
Shinhan Bank	USD 70		90,258
KB Kookmin Bank	USD 700		902,580
MUFG Bank	USD 100		128,940
The Export–Import Bank of Korea	USD 100		128,940

	USD 2,070	~~W~~	2,669,058

Payment guarantees

The Company is providing payment guarantees to LG Display Vietnam Haiphong Co., Ltd. in connection with the principal amount of term loan credit facilities amounting to USD 1,462 million (~~W~~1,884,673 million).

The Company was provided with payment guarantees amounting to USD 1,200 million (~~W~~1,547,280 million) from KB Kookmin Bank and others for advances received related to the long-term supply agreements.

License agreements

As of December 31, 2023, the Company has technical license agreements with Hitachi Display, Ltd. and others in relation to its LCD business and patent license agreement with Universal Display Corporation and others in relation to its OLED business. Also, the Company has a trademark license agreement with LG Corp. and other intellectual property license agreements with various companies as of December 31, 2023.

Long-term supply agreement

As of December 31, 2023, in connection with long-term supply agreements with customers, the Company recognized USD 1,200 million (~~W~~1,547,280 million) in advances received. The advances received will be used to offset accounts receivable arising from future product sales after a specified period of time. The Company was provided with payment guarantees amounting to USD 1,200 million (~~W~~1,547,280 million) from KB Kookmin Bank and other various banks relating to advances received (see note 15(b)).

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

15.	Contingent Liabilities and Commitments, Continued

Pledged assets

The pledged assets has provided by the company are as follows:

(In millions of won)
Pledged Assets	Carrying amount		Maximum bond amount	Secured creditor	Borrowing amount
Property plant and equipment and others(*)	~~W~~	507,234	1,200,000	LG Electronics Inc.	1,000,000
		89,703	326,400	Korea Development Bank and others	272,000
		264,335	780,000	Korea Development Bank and others	200,000

(*)	The property, plant and equipment amounting to ~~W~~89,703 million are provided as collateral for borrowings of ~~W~~272,000 million and ~~W~~200,000 million to Korea Development Bank and others

The pledged assets provided is as follows:

(In millions of won)
Pledged Assets	Carrying amount	Maximum bond amount	Secured creditor	Borrowing amount
Deposits in banks and others(*)	CNY 4,337	784,290	Shinhan Bank and others	USD 200
				450,000

(*)	The Company receives Deposits in banks and others as pledged from LG Display Nanjing Co., Ltd.

Commitments for asset acquisition

The Company’s commitments in relation to capital expenditures on property, plant and equipment and intangible assets as of December 31, 2023 are ~~W~~497,336 million. This commitment has not been recognized in these separate financial statements.

16.	Share Capital and Share Premium

The Company is authorized to issue 500,000,000 shares of capital stock (par value ~~W~~5,000), and as of December 31, 2023 and December 31, 2022 the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2022 to December 31, 2023

The Company’s capital surplus consists of share premium. There have been no changes in share premium from January 1, 2022 to December 31, 2023

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

17.	Retained earnings and Reserves

(a)	Retained earnings as of December 31, 2023 and 2022 are as follows:

(In millions of won)
	December 31, 2023		December 31, 2022
Legal reserve	~~W~~	235,416	235,416
Other reserve		68,251	68,251
Defined benefit plan actuarial income (loss)		47,011	(2,806)
Unappropriated retained earnings		1,290,685	3,009,386

	~~W~~	1,641,363	3,310,247

(b)	For the years ended December 31, 2023 and 2022, details of the Company’s appropriations of retained earnings are as follows:

(In millions of won, except for cash dividend per common stock)
	2023		2022
Retained earnings before appropriations
Unappropriated retained earnings carried over from prior year	~~W~~	3,009,386	6,200,773
Loss for the year		(1,718,701)	(3,191,387)

		1,290,685	3,009,386
Unappropriated retained earnings carried forward to the following year	~~W~~	1,290,685	3,009,386

Expected date of appropriation for the year ended December 31, 2023 is March 22, 2024 and the date of appropriation for the year ended December 31, 2022 was March 21, 2023.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

18.	Revenue

Details of revenue for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Sales of goods	~~W~~	19,761,198	24,312,253
Royalties		13,337	9,600
Others		36,480	22,275
Hedging loss		—	(212,956)

	~~W~~	19,811,015	24,131,172

19.	The Nature of Expenses and Others

The classification of expenses by nature for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Changes in inventories	~~W~~	143,635	206,403
Purchases of raw materials, merchandise and others		6,744,123	8,281,617
Depreciation and amortization		2,328,219	2,376,274
Outsourcing		8,985,108	10,480,070
Labor		2,508,950	2,566,328
Supplies and others		689,363	857,748
Utility		885,278	806,753
Fees and commissions		399,085	491,394
Shipping		39,300	55,892
Advertising		76,353	107,934
Warranty		49,787	205,630
Travel		57,654	59,774
Taxes and dues		66,698	71,901
Others		894,958	1,288,356

	~~W~~	23,868,511	27,856,074

Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

20.	Selling and Administrative Expenses

Details of selling and administrative expenses for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Salaries	~~W~~	247,797	234,224
Expenses related to defined benefit plans		22,834	25,146
Other employee benefits		51,689	54,896
Shipping		20,569	27,221
Fees and commissions		160,979	197,198
Depreciation		152,460	122,480
Taxes and dues		5,973	3,981
Advertising		76,353	107,934
Warranty		49,787	205,630
Insurance		9,451	8,863
Travel		12,910	13,873
Training		8,416	11,670
Others		61,631	86,998

	~~W~~	880,849	1,100,114

21.	Personnel Expenses

Details of personnel expenses for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Salaries and wages	~~W~~	2,181,558	2,187,407
Other employee benefits		354,519	340,295
Contributions to National Pension plan		80,905	76,378
Expenses related to defined benefit plans and defined contribution plans		156,740	167,638

	~~W~~	2,773,722	2,771,718

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

22.	Other Non-operating Income and Other Non-operating Expenses

(a)	Details of other non-operating income for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Foreign currency gain	~~W~~	941,200	2,185,566
Gain on disposal of property, plant and equipment		33,842	27,361
Gain on disposal of intangible assets		1,989	—
Reversal of impairment loss on intangible assets		242	1,975
Rental income		1,886	2,066
Others		16,632	49,852

	~~W~~	995,791	2,266,820

(b)	Details of other non-operating expenses for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Foreign currency loss	~~W~~	1,104,656	2,075,449
Loss on disposal of property, plant and equipment		102,297	53,904
Impairment loss on property, plant and equipment		8,521	339,374
Loss on disposal of intangible assets		55	193
Impairment loss on intangible assets		54,833	92,313
Impairment loss on investments		—	7,736
Others		7,669	29,919

	~~W~~	1,278,031	2,598,888

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

23.	Finance Income and Finance Costs

Finance income and costs recognized in profit or loss for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Finance income
Interest income	~~W~~	14,922	11,825
Dividend income		1,895,692	122,303
Foreign currency gain		73,362	87,321
Gain on transaction of derivatives		178,610	49,503
Gain on valuation of derivatives		239,973	193,571
Gain on valuation of financial assets at fair value through profit or loss		1,626	1,284
Gain on valuation of financial liabilities at fair value through profit or loss		—	220,240
Others	~~W~~	7,412	5,454

		2,411,597	691,501

Finance costs
Interest expense	~~W~~	434,455	188,755
Foreign currency loss		103,343	309,142
Loss on repayment of borrowings and bonds		167	2,672
Loss on disposal of investments		—	112
Impairment loss on investments		4,380	29
Loss on sale of trade accounts and notes receivable		899	645
Loss on valuation of financial assets at fair value through profit or loss		8,102	4,442
Loss on transaction of derivatives		—	359
Loss on valuation of derivatives		316,467	65,585
Others		9,537	746

	~~W~~	877,350	572,487

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

24.	Income Tax Expense (Benefit)

(a)	Details of income tax expense (benefit) for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Current tax expense (benefit)
Current year	~~W~~	101,387	8,416
Adjustment for prior years		(26,041)	(9,622)

	~~W~~	75,346	(1,206)
Deferred tax expense (benefit)
Origination and reversal of temporary differences and others	~~W~~	(1,145,542)	(679,687)
Change in unrecognized deferred tax assets(*)		156,783	457,763

	~~W~~	(988,759)	(221,924)

Income tax benefit	~~W~~	(913,413)	(223,130)

(*)

Due to the impact of the changes in estimates of future taxable income, change in unrecognized deferred tax assets consist of effect from reducing deferred tax assets in relation to tax credit carry forwards.

(b)	Income taxes recognized directly in other comprehensive income or loss for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)	2023				2022
	Before tax		Tax expense	Net of tax	Before tax	Tax expense	Net of tax
Remeasurements of net defined benefit liabilities (assets)	~~W~~	64,635	(14,818)	49,817	165,864	(43,503)	122,361
Gain (loss) on valuation of derivatives		—	—	—	12,495	(3,268)	9,227

	~~W~~	64,635	(14,818)	49,817	178,359	(46,771)	131,588

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

24.	Income Tax Expense (Benefit), Continued

(c)	Reconciliation of the effective tax rate for the years ended December 31, 2023 and 2022 is as follows:

(In millions of won)	2023			2022
Loss for the year	~~W~~		(1,718,701)		(3,191,387)
Income tax benefit			(913,413)		(223,130)

Loss before income tax			(2,632,114)		(3,414,517)

Income tax benefit using the Company’s statutory tax rate		22.92%	(603,281)	23.03%	(786,363)
Non-deductible expenses		15.55%	(409,409)	(0.07%)	2,548
Tax credits		7.56%	(198,966)	3.83%	(130,811)
Change in unrecognized deferred tax assets(*1)		(5.96%)	156,783	(13.41%)	457,763
Adjustment for prior years(*2)		(1.19%)	31,218	(1.40%)	47,790
Effect on change in tax rate		(0.40%)	10,504	(5.69%)	194,375
Others		(3.79%)	99,738	0.25%	(8,432)

Income tax benefit	~~W~~		(913,413)		(223,130)

Effective tax rate			(*3)		(*3)

(*1)

Due to the impact of the changes in estimates of future taxable income, change in unrecognized deferred tax assets consist of effect from reducing deferred tax assets in relation to tax credit carryforwards.

(*2)	Adjustment for prior years in 2023 and 2022 consist of expected amount adjusted for transfer price investigation for prior periods and others.
(*3)	Actual effective tax rate is not calculated due to income tax benefit.

(d)	Global Minimum Tax

The Organization for Economic Cooperation and Development implemented the Base Erosion and Profit Shifting (BEPS) 2.0 framework, which imposes a minimum tax for multinational enterprise groups with total consolidated group revenue of EUR 750 million or more in at least two of the four preceding years. Under the model rules, the above mentioned entities would be required to pay a top-up tax on excess profits in any jurisdiction in which the global anti-base erosion effective tax rate for the jurisdiction is below a 15% minimum rate. The top-up tax is paid to the tax authority of the country where the controlling company that meets certain requirements is located.

However, since the newly enacted tax legislation in Korea is effective from January 1, 2024, there is no current tax impact for the year ended December 31, 2023.

As of December 31, 2023, the Group’s consolidated revenues exceeds EUR 750 million for each of the last two consecutive financial years. For 2024, management does not expect any of the countries where the subsidiaries are located will have a statutory tax rate of below 15%.

LG Display Vietnam Haiphong Co., Ltd., a subsidiary located in Vietnam, receives government support through additional tax deductions that reduce its effective tax rate to below 15%, but it is not expected to be subject to the global minimum tax if the government support is a Qualified Refundable Tax Credit (QRTC).

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

25.	Deferred Tax Assets and Liabilities

(a)	Unrecognized deferred tax liabilities

As of December 31, 2023, in relation to the taxable temporary differences on investments in subsidiaries amounting to ~~W~~278,598 million, the Company did not recognize deferred tax liabilities since the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future.

(b)	Unused tax credit carryforwards for which no deferred tax asset is recognized

As of December 31, 2023, the amount of unused tax credit carryforwards for which no deferred tax asset is recognized and their expiration dates are as follows:

(In millions of won)
	Total		December 31, 2025	December 31, 2026	December 31, 2027	December 31, 2028	December 31, 2029	December 31, 2030	December 31, 2031	December 31, 2032	December 31, 2033
Tax credit carryforwards	~~W~~	869,364	7,302	18,476	114,435	90,124	99,937	60,401	79,543	159,552	239,594

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

25.	Deferred Tax Assets and Liabilities, Continued

(c)	Deferred tax assets and liabilities

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. The book value of the Company’s deferred income tax assets and liabilities may differ from the amounts actually recovered or settled.

Deferred tax assets and liabilities are attributable to the following:

(In millions of won)	Assets			Liabilities		Total
	December 31, 2023		December 31, 2022	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Other accounts receivable, net	~~W~~	—	—	(61)	(2,009)	(61)	(2,009)
Inventories, net		28,607	35,562	—	—	28,607	35,562
Defined benefit liabilities, net		—	—	(89,753)	(95,850)	(89,753)	(95,850)
Accrued expenses		93,511	106,398	—	—	93,511	106,398
Property, plant and equipment		389,828	420,455	—	—	389,828	420,455
Intangible assets		10,504	22,093	—	—	10,504	22,093
Provisions		39,586	57,210	—	—	39,586	57,210
Other temporary differences		112,010	23,881	(22,283)	(26,008)	89,727	(2,127)
Tax loss carryforwards		2,677,340	1,700,860	—	—	2,677,340	1,700,860
Tax credit carryforwards		148,215	170,971	—	—	148,215	170,971

Deferred tax assets (liabilities)	~~W~~	3,499,601	2,537,430	(112,097)	(123,867)	3,387,504	2,413,563

Realization of deferred tax assets related to unused tax losses and tax credit carryforwards is affected by estimates in future taxable profits before they expire. The estimation uncertainty is primarily driven by the Company’s assumptions in revenue and operating expenditures.

(d)	Changes in deferred tax assets and liabilities for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)	January 1, 2022		Profit or loss	Other comprehensive loss	December 31, 2022	Profit or loss	Other comprehensive loss	December 31, 2023
Other accounts receivable, net	~~W~~	(16)	(1,993)	—	(2,009)	1,948	—	(61)
Inventories, net		34,248	1,314	—	35,562	(6,955)	—	28,607
Defined benefit liabilities, net		(26,642)	(25,705)	(43,503)	(95,850)	20,915	(14,818)	(89,753)
Accrued expenses		241,238	(134,840)	—	106,398	(12,887)	—	93,511
Property, plant and equipment		462,577	(42,122)	—	420,455	(30,627)	—	389,828
Intangible assets		15,886	6,207	—	22,093	(11,589)	—	10,504
Provisions		68,893	(11,683)	—	57,210	(17,624)	—	39,586
Other temporary differences		66,254	(65,113)	(3,268)	(2,127)	91,854	—	89,727
Tax loss carryforwards		886,467	814,393	—	1,700,860	976,480	—	2,677,340
Tax credit carryforwards		489,505	(318,534)	—	170,971	(22,756)	—	148,215

Deferred tax assets (liabilities)	~~W~~	2,238,410	221,924	(46,771)	2,413,563	988,759	(14,818)	3,387,504

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

26.	Earnings (Loss) per Share

(a)	Basic earnings(loss) per share for the years ended December 31, 2023 and 2022 are as follows:

(In won and No. of shares)	2023		2022
Loss for the year	~~W~~	(1,718,701,175,934)	(3,191,386,595,440)
Weighted-average number of common stocks outstanding		357,815,700	357,815,700

Basic loss per share	~~W~~	(4,803)	(8,919)

For the years ended December 31, 2023 and 2022, there were no events or transactions that resulted in changes in the number of common stocks used for calculating basic loss per share.

(b)	Diluted loss per share is not different from basic loss per share as there are no dilution effects of potential common stocks for the years ended December 31, 2023 and 2022.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

27.	Financial Risk Management

The Company is exposed to credit risk, liquidity risk and market risks. The Company identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below an acceptable level.

(a)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(i)	Currency risk

The Company is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Company, Korean won (KRW). The currencies in which these transactions primarily are denominated are USD, JPY, etc.

Interest on borrowings is accrued in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Company, primarily KRW and USD.

The Company adopts policies to ensure that its net exposure is kept to a manageable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances. In respect of monetary assets and liabilities denominated in foreign currencies, the Company manages currency risk through continuously managing the position of foreign currencies, measuring the currency risk and, if necessary, using derivatives such as currency forwards, currency swap and others.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

27.	Financial Risk Management, Continued

i)	Exposure to currency risk

The Company’s exposure to foreign currency risk based on notional amounts as of December 31, 2023 and 2022 is as follows:

(In millions)	December 31, 2023
	USD	JPY	CNY	EUR
Cash and cash equivalents	258	104	—	—
Trade accounts and notes receivable	2,364	—	—	—
Other accounts receivables	37	182	—	—
Other assets denominated in foreign currencies	23	—	—	—
Trade accounts and notes payable	(5,741)	(8,027)	—	—
Other accounts payable	(490)	(9,099)	—	(2)
Advances received	(1,200)	—	—	—
Financial liabilities	(2,279)	—	(345)	—

	(7,028)	(16,840)	(345)	(2)

Cross currency interest rate swap contracts(*1)	1,930	—	345	—
Forward exchange contracts(*2)	1,200	—	—	—

Net exposure	(3,898)	(16,840)	—	(2)

(*1)

Of cross currency interest rate swap contracts, USD 500 million and CNY 345 million were entered into to hedge currency risk with respect to foreign currency denominated borrowings and USD 1,430 million were entered into to hedge currency risk and interest rate risk with respect to foreign currency denominated borrowings and bonds.

(*2)

Represents forward exchange contracts entered into by the Company to hedge exchange rate risks with respect to advances received in foreign currency. The contracts are designated as hedging instruments.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

27.	Financial Risk Management, Continued

(In millions)	December 31, 2022
	USD	JPY	CNY	PLN	EUR
Cash and cash equivalents	457	—	—	1	—
Trade accounts and notes receivable	1,906	217	—	—	—
Other accounts receivables	75	112	—	—	3
Other assets denominated in foreign currencies	30	—	—	—	—
Trade accounts and notes payable	(5,451)	(4,041)	—	—	—
Other accounts payable	(593)	(18,611)	(1)	—	(6)
Financial liabilities	(3,111)	—	—	—	—

	(6,687)	(22,323)	(1)	1	(3)

Cross currency interest rate swap contracts(*)	2,430	—	—	—	—

Net exposure	(4,257)	(22,323)	(1)	1	(3)

(*)

Of cross currency interest rate swap contracts, USD 700 million were entered into to hedge currency risk with respect to foreign currency denominated borrowings and USD 1,730 million were entered into to hedge currency risk and interest rate risk with respect to foreign currency denominated borrowings and bonds.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

27.	Financial Risk Management, Continued

Average exchange rates applied for the years ended December 31, 2023 and 2022 and the exchange rates at December 31, 2023 and December 31, 2022 are as follows:

(In won)	Average rate			Reporting date spot rate
	2023		2022	December 31, 2023		December 31, 2022
USD	~~W~~	1,306.12	1,291.15	~~W~~	1,289.40	1,267.30
JPY		9.32	9.85		9.13	9.53
CNY		184.28	191.60		180.84	181.44
PLN		311.36	289.78		329.11	288.70
EUR		1,412.67	1,357.29		1,426.59	1,351.20

ii)	Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Company’s assets or liabilities denominated in a foreign currency as of December 31, 2023 and 2022, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Company considers to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

(In millions of won)	December 31, 2023			December 31, 2022
	Equity		Profit or loss	Equity		Profit or loss
USD (5 percent weakening)	~~W~~	(193,758)	(193,758)	~~W~~	(207,623)	(207,623)
JPY (5 percent weakening)		(5,925)	(5,925)		(8,189)	(8,189)
CNY (5 percent weakening)		(2)	(2)		(7)	(7)
PLN (5 percent weakening)		—	—		11	11
EUR (5 percent weakening)		(86)	(86)		(156)	(156)

A stronger won against the above currencies as of December 31, 2023 and 2022 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

iii)	Fair value hedging derivatives

In relation to advances received that are dominated in foreign currencies, the Company uses derivative instruments to hedge change of fair value due to foreign currency exchange rate changes. As of December 31, 2023, there is no ineffective portion of the gain or loss on valuation of derivatives to which change of fair value hedging accounting has been applied and loss on valuation amounting to ~~W~~36,052 million, respectively, (contracted buying amount: USD 1,200 million, contracted exchange rate: ~~W~~1,289.11~1,310.08) are recognized in profit or loss.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

27.	Financial Risk Management, Continued

(ii)	Interest rate risk

Interest rate risk arises principally from the Company’s variable interest-bearing bonds and borrowings. The Company establishes and applies its policy to reduce uncertainty arising from fluctuations in interest rates and to minimize finance cost and manages interest rate risk by monitoring of trends of fluctuations in interest rate and establishing plan for countermeasures. Meanwhile, the Company entered into cross currency interest rate swap contracts amounting to USD 1,430 million (~~W~~1,843,842 million) and interest rate swap contracts amounting to ~~W~~980,000 million in notional amount to hedge interest rate risk with respect to variable interest bearing borrowings.

i)	Profile

The interest rate profile of the Company’s interest-bearing financial instruments as of December 31, 2023 and 2022 is as follows:

(In millions of won)	December 31, 2023		December 31, 2022
Fixed rate instruments
Financial assets	~~W~~	354,502	735,116
Financial liabilities		(6,156,590)	(5,843,924)

	~~W~~	(5,802,088)	(5,108,808)

Variable rate instruments
Financial liabilities	~~W~~	(3,545,515)	(3,217,216)

ii)	Equity and profit or loss sensitivity analysis for variable rate instruments

As of December 31, 2023 and 2022, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for the respective following 12 month periods. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)
	Equity			Profit or loss
	1%p increase		1%p decrease	1%p increase	1%p decrease
December 31, 2023
Variable rate instruments(*)	~~W~~	(5,568)	5,568	(5,568)	5,568
December 31, 2022
Variable rate instruments(*)	~~W~~	(4,270)	4,270	(4,270)	4,270

(*)	Financial instruments related to non-hedging interest rate swap are excluded from the calculation.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

27.	Financial Risk Management, Continued

(b)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers.

The Company’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management believes that the default risk of the country in which each customer operates, does not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

The Company establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

In relation to the impairment of financial assets subsequent to initial recognition, the Company recognizes the changes in expected credit loss (“ECL”) in profit or loss at each reporting date.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of December 31, 2023 and 2022 is as follows:

(In millions of won)
	December 31, 2023		December 31, 2022
Financial assets carried at amortized cost
Cash equivalents	~~W~~	334,502	692,312
Deposits in banks		20,011	42,815
Trade accounts and notes receivable, net		3,077,901	2,475,920
Non-trade receivables		108,769	147,355
Accrued income		242	1,125
Deposits		8,538	8,317
Loans		59,884	88,868

	~~W~~	3,609,847	3,456,712

Financial assets at fair value through profit or loss
Convertible securities	~~W~~	1,838	1,797
Derivatives		169,703	230,080

	~~W~~	171,541	231,877

	~~W~~	3,781,388	3,688,589

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

27.	Financial Risk Management, Continued

In addition to the financial assets above, as of December 31, 2023, the Company provides payment guarantees in connection with the principal amount of credit facilities amounting to USD 1,462 million (~~W~~1,884,673 million) (see note 15).

Trade accounts and notes receivable are insured in order for the Company to manage credit risk if they do not meet the Company’s internal credit ratings. Uninsured trade accounts and notes receivable are managed by continuous monitoring of internal credit rating standards established by the Company and seeking insurance coverage, if necessary.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or other financial assets. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing. To the extent that the Company does not generate sufficient cash flows from operations to meet its capital requirements, the Company may rely on other financing activities, such as external long-term borrowings and offerings of debt instruments, equity-linked and other debt instruments and equity financing. In addition, the Company maintains a line of credit with various banks.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

27.	Financial Risk Management, Continued

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of December 31, 2023.

(In millions of won)			Contractual cash flows in
	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	~~W~~	8,213,962	8,868,714	2,482,724	1,313,880	3,351,277	1,720,833	—
Bonds		1,488,143	1,597,741	111,169	319,011	642,996	524,565	—
Trade accounts and notes payable		8,993,964	8,993,964	8,788,397	205,567	—	—	—
Other accounts payable		1,242,109	1,244,637	1,178,845	65,792	—	—	—
Other accounts payable (enterprise procurement cards)(*1)		1,092,180	1,092,180	938,899	153,281	—	—	—
Long-term other accounts payable		343,845	398,451	—	—	114,783	175,358	108,310
Payment guarantee(*2)		20,613	2,400,449	231,501	159,599	520,857	1,144,481	344,011
Security deposits received		153,316	190,275	3,120	4,550	1,040	181,565	—
Lease liabilities		14,400	15,014	6,145	5,953	1,838	916	162
Derivative financial liabilities
Derivatives	~~W~~	63,526	45,705	18,781	3,988	12,474	10,462	—
Derivatives for fair value hedge		36,052	36,052	1,514	5,878	20,282	8,378	—

	~~W~~	21,662,110	24,883,182	13,761,095	2,237,499	4,665,547	3,766,558	452,483

(*1)

Represents liabilities payable to credit card companies for purchase of raw material and others paid using enterprise procurement cards. The Company presented the payable to credit card companies as other accounts payable and disclosed related cash flows as operating activities since the Company is using the enterprise procurement cards through agreements with suppliers for transactions arising from purchasing of goods and services, the payment term is within a year from the purchase, as part of the normal operating cycle, and no security is provided.

Change in liabilities related to procurement cards for the year ended December 31, 2023 is as follows:

(In millions of won)
	January 1, 2023		Change (Cash flows from operation activities)	December 31, 2023
Other accounts payable (enterprise procurement cards)	~~W~~	935,739	156,441	1,092,180

(*2)	Contractual cash flows of payment guarantee is identical to timing of principal and interest payment and represent the maximum amount that the Company could be required to pay the guarantee amount.

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

27.	Financial Risk Management, Continued

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of December 31, 2022.

(In millions of won)			Contractual cash flows in
	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	~~W~~	7,612,394	8,114,753	3,237,943	693,026	2,073,216	2,110,568	—
Bonds		1,448,746	1,570,630	338,815	16,956	400,764	727,752	86,343
Trade accounts and notes payable		8,391,251	8,391,251	7,852,665	538,586	—	—	—
Other accounts payable		1,877,611	1,880,067	1,826,813	53,254	—	—	—
Other accounts payable (enterprise procurement cards)(*1)		935,739	935,739	935,739	—	—	—	—
Long-term other accounts payable		408,019	479,091	—	—	106,479	212,932	159,680
Payment guarantee(*2)		19,241	2,044,747	305,339	204,869	320,811	862,085	351,643
Security deposits received		146,773	191,720	—	2,260	8,450	181,010	—
Lease liabilities		5,952	6,320	1,807	1,488	1,899	704	422
Derivative financial liabilities
Derivatives	~~W~~	47,408	29,418	(1,637)	10,741	3,024	17,290	—

	~~W~~	20,893,134	23,643,736	14,497,484	1,521,180	2,914,643	4,112,341	598,088

(*1)

Represents liabilities payable to credit card companies for utility expenses and others paid using enterprise procurement cards. The Company presented the payable to credit card companies as other accounts payable and disclosed related cash flows as operating activities since the Company is using the enterprise procurement cards through agreements with suppliers for transactions arising from purchasing of goods and services, the payment term is within a year from the purchase, as part of the normal operating cycle, and no security is provided.

Change in liabilities related to procurement cards for the year ended December 31, 2022 is as follows:

(In millions of won)
	January 1, 2022		Change (Cash flows from operation activities)	December 31, 2022
Other accounts payable (enterprise procurement cards)	~~W~~	1,074,089	(138,350)	935,739

(*2)	Contractual cash flows of payment guarantee is identical to timing of principal and interest payment and represent the maximum amount that the Company could be required to pay the guarantee amount.

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

27.	Financial Risk Management, Continued

(d)	Capital Management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders.

(In millions of won)
	December 31, 2023		December 31, 2022
Total liabilities	~~W~~	24,050,857	21,908,600
Total equity		5,681,555	7,350,439
Cash and deposits in banks (*1)		354,502	735,116
Borrowings (including bonds)		9,702,105	9,061,140
Total liabilities to equity ratio		423%	298%
Net borrowings to equity ratio (*2)		165%	113%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and current deposits in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds and excluding lease liabilities and others) less cash and current deposits in banks by total equity.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

27.	Financial Risk Management, Continued

(e)	Determination of fair value

(i)	Measurement of fair value

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

i)	Current assets and liabilities

The carrying amounts approximate their fair value because of the short maturity of these instruments.

ii)	Trade receivables and other receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes. The carrying amounts of current receivables approximate their fair value.

iii)	Investments in equity and debt securities

The fair value of marketable financial assets at FVTPL and FVOCI is determined by reference to their quoted closing bid price at the reporting date. The fair value of non-marketable instruments is determined using the results of fair value assessment performed by external valuation institutions and others.

iv)	Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, except for the liabilities at FVTPL, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

v)	Derivatives

The inputs used to measure the fair value of currency forward and cross currency interest rate swap are calculated based on the exchange rates and interest rates observable in the market at the reporting date.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

27.	Financial Risk Management, Continued

(ii)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the separate statement of financial position as of December 31, 2023 and 2022 are as follows:

(In millions of won)	December 31, 2023			December 31, 2022
	Carrying amounts		Fair values	Carrying amounts	Fair values
Financial assets carried at amortized cost
Cash and cash equivalents	~~W~~	334,502	(*)	692,312	(*)
Deposits in banks		20,011	(*)	42,815	(*)
Trade accounts and notes receivable		3,077,901	(*)	2,475,920	(*)
Non-trade receivables		108,769	(*)	147,355	(*)
Accrued income		242	(*)	1,125	(*)
Deposits		8,538	(*)	8,317	(*)
Loans		59,884	(*)	88,868	(*)
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	3,967	3,967	10,484	10,484
Convertible securities		1,838	1,838	1,797	1,797
Derivatives		169,703	169,703	230,080	230,080
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	63,526	63,526	47,408	47,408
Financial liabilities effective for fair value hedging
Derivatives	~~W~~	36,052	36,052	—	—
Financial liabilities carried at amortized cost
Borrowings	~~W~~	8,213,962	8,248,441	7,612,394	7,561,919
Bonds		1,488,143	1,479,725	1,448,746	1,377,696
Trade accounts and notes payable		8,993,964	(*)	8,391,251	(*)
Other accounts payable		2,678,134	(*)	3,221,369	(*)
Payment guarantee liabilities		20,613	(*)	19,241	(*)
Security deposits received		153,316	(*)	146,773	(*)
Lease liabilities		14,400	(*)	5,952	(*)

(*)	Excluded from disclosures as the carrying amount approximates fair value.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

27.	Financial Risk Management, Continued

(iii)	Fair values of financial assets and liabilities

i)	Fair value hierarchy

Financial instruments carried at fair value are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

ii)	Valuation techniques and inputs for Assets and Liabilities measured by the fair value hierarchy

(In millions of won)	December 31, 2023				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	3,967	Discounted cash flow, etc.	Discount rate and Estimated cash flow, etc.
Convertible securities		—	—	1,838	Blended discount model and binominal option pricing model	Discount rate, stock price and volatility
Derivatives		—	169,703	—	Discounted cash flow	Discount rate and Exchange rate
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	63,526	—	Discounted cash flow	Discount rate and Exchange rate
Financial liabilities effective for fair value hedging
Derivatives		—	36,052	—	Discounted cash flow	Discount rate and Exchange rate

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

27.	Financial Risk Management, Continued

(In millions of won)	December 31, 2022				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	10,484	Discounted cash flow, etc.	Discount rate and Estimated cash flow, etc.
Convertible securities		—	—	1,797	Blended discount model and binominal option pricing model	Discount rate, stock price and volatility
Derivatives		—	230,080	—	Discounted cash flow	Discount rate and Exchange rate
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	47,408	—	Discounted cash flow	Discount rate and Exchange rate

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

27.	Financial Risk Management, Continued

iii)	Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of December 31, 2023 and December 31, 2022 are as follows:

(In millions of won)	December 31, 2023				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Borrowings	~~W~~	—	—	8,248,441	Discounted cash flow	Discount rate
Bonds		—	—	1,479,725	Discounted cash flow	Discount rate

(In millions of won)	December 31, 2022				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Borrowings	~~W~~	—	—	7,561,919	Discounted cash flow	Discount rate
Bonds		—	—	1,377,696	Discounted cash flow	Discount rate

iv)	The interest rates applied for determination of the above fair value as of December 31, 2023 and 2022 are as follows:

	December 31, 2023	December 31, 2022
Borrowings, bonds and others	4.60~5.02%	5.11~6.68%

v)

There is no transfer between Level 1, Level 2 and Level 3 for the years ended December 31, 2023 and 2022, and the changes in financial assets classified as Level 3 of fair value measurements for the year ended December 31, 2023 and 2022 is as follows:

(In millions of won)
Classification	January 1, 2023		Valuation	December 31, 2023
Equity instruments	~~W~~	10,484	(6,517)	3,967
Convertible securities		1,797	41	1,838

(In millions of won)
Classification	January 1, 2022		Acquisition	Replacement	Valuation	December 31, 2022
Equity instruments	~~W~~	3,096	150	10,620	(3,382)	10,484
Convertible securities		1,573	—	—	224	1,797

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

27.	Financial Risk Management, Continued

(f)	Net gains and losses by category of financial instruments

The net gains and losses by category of financial instruments as of December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023
	Financial assets at amortized cost		Financial liabilities at amortized cost	Financial assets at FVTPL	Financial assets at FVOCI	Derivatives	Total
Interest income	~~W~~	14,922	—	—	—	—	14,922
Interest expense		—	(434,455)	—	—	—	(434,455)
Foreign currency differences		(30,856)	(160,240)	—	—	(36,052)	(227,148)
Reversal of bad debt expense		3	—	—	—	—	3
Gain or loss on disposal		(899)	(167)	—	(329)	—	(1,395)
Gain or loss on valuation		—	—	(6,476)	—	—	(6,476)
Gain or loss on derivative		—	—	—	—	102,116	102,116

	~~W~~	(16,830)	(594,862)	(6,476)	(329)	66,064	(552,433)

(In millions of won)
	2022
	Financial assets at amortized cost		Financial liabilities at amortized cost	Financial assets at FVTPL	Financial liabilities at FVTPL	Derivatives (*)	Total
Interest income	~~W~~	11,825	—	—	—	—	11,825
Interest expense		—	(177,649)	—	(11,106)	—	(188,755)
Foreign currency differences		505,729	(512,232)	—	(105,492)	—	(111,995)
Bad debt expense		(146)	—	—	—	—	(146)
Gain or loss on disposal		(645)	—	—	(2,672)	—	(3,317)
Gain or loss on valuation		—	—	(3,158)	220,240	—	217,082
Gain or loss on derivative		—	—	—	—	177,130	177,130
Others		—	—	—	(43)	—	(43)

	~~W~~	516,763	(689,881)	(3,158)	100,927	177,130	101,781

(*)	Other financial instruments exclude cash flow hedging derivatives.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

28.	Leases

(a)	Leases as lessee

The Company leases buildings, vehicles, machinery and equipment and others. Information about leases for which the Company is a lessee is presented below.

(i)	Right-of-use assets

Right-of-use assets related to leased properties that do not meet the definition of investment property are presented as property, plant and equipment as of December 31, 2023 and 2022(see Note 9(a)).

Changes in right-of-use assets for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023
	Buildings		Land	Machinery and equipment	Vehicles	Others	Total
Balance at January 1	~~W~~	189	23	365	4,787	96	5,460
Additions		16,920	—	882	3,622	144	21,568
Depreciation		(8,602)	(23)	(714)	(3,646)	(45)	(13,030)

Balance at December 31	~~W~~	8,507	—	533	4,763	195	13,998

(In millions of won)
	2022
	Buildings		Land	Machinery and equipment	Vehicles	Others	Total
Balance at January 1	~~W~~	32	36	983	4,198	41	5,290
Additions		9,177	460	173	4,277	96	14,183
Depreciation		(8,942)	(40)	(788)	(3,528)	(41)	(13,339)
Impairment		(78)	(13)	(3)	(160)	—	(254)
Others		—	(420)	—	—	—	(420)

Balance at December 31	~~W~~	189	23	365	4,787	96	5,460

(ii)	Amounts recognized in profit or loss not from right-of-use assets for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Interest on lease liabilities	~~W~~	(481)	(330)
Income from sub-leasing right-of-use assets		—	8
Expenses relating to short-term leases		(158)	(73)
Expenses relating to leases of low-value assets		(915)	(555)

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

28.	Leases, Continued

(iii)	Changes in lease liabilities for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Balance at January 1	~~W~~	5,952	5,219
Additions		20,846	13,865
Interest expense		481	330
Repayment of liabilities		(12,879)	(13,462)

Balance at December 31	~~W~~	14,400	5,952

(b)	Leases as lessor

The Company leases out investment property and a portion of property, plant and equipment as operating leases (Notes 9 and 11).

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

29.	Changes in liabilities arising from financing activities

Changes in liabilities arising from financing activities for the year ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	January 1, 2023			Non-cash transactions
			Cash flows from financing activities	Gain or loss on foreign currency translation	Effective interest adjustment	Others	December 31, 2023
Short-term borrowings	~~W~~	1,952,289	(528,095)	4,019	—	—	1,428,213
Payment guarantee liabilities		19,241	5,061	—	—	(3,689)	20,613
Long-term borrowings		5,660,105	1,061,704	57,803	3,271	2,866	6,785,749
Bonds		1,448,746	35,276	2,237	1,717	167	1,488,143
Lease liabilities		5,952	(12,879)	—	—	21,327	14,400

	~~W~~	9,086,333	561,067	64,059	4,988	20,671	9,737,118

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

29.	Changes in liabilities arising from financing activities, continued

(In millions of won)
	January 1, 2022			Non-cash transactions
			Cash flows from financing activities	Gain or loss on foreign currency translation	Effective interest adjustment	Others	December 31, 2022
Short-term borrowings	~~W~~	—	1,945,530	6,759	—	—	1,952,289
Payment guarantee liabilities		6,208	4,945	—	—	8,088	19,241
Long-term borrowings		4,948,538	595,372	123,593	—	(7,398)	5,660,105
Bonds (*)		2,611,561	(1,071,560)	113,669	12,644	(217,568)	1,448,746
Lease liabilities		5,219	(13,462)	13	—	14,182	5,952
Dividend payable		—	(232,580)	—	—	232,580	—

	~~W~~	7,571,526	1,228,245	244,034	12,644	29,884	9,086,333

(*)	Others include ~~W~~220,240 million of gain on valuation of financial liabilities at fair value through profit or loss and ~~W~~2,672 million of loss on early repayment of borrowings and bonds.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

30.	Related Parties and Others

(a)	Related parties

Related parties as of December 31, 2023 are as follows:

Classification	Description
Subsidiaries(*)	LG Display America, Inc. and others
Associates(*)	Paju Electric Glass Co., Ltd. and others
Entity that has significant influence over the Company	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Company	Subsidiaries of LG Electronics Inc.

(*)	Details of subsidiaries and associates are described in Note 8.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

30.	Related Parties and Others, Continued

(b)

Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)	2023
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	11,836,330	—	—	—	—	31
LG Display Japan Co., Ltd.		886,532	—	—	—	—	367
LG Display Germany GmbH		1,179,578	—	—	—	—	24,493
LG Display Taiwan Co., Ltd.		1,630,390	—	—	—	—	1,585
LG Display Nanjing Co., Ltd.		105,478	425,666	4,375	—	1,505,802	12,173
LG Display Shanghai Co., Ltd.		481,138	—	—	—	—	—
LG Display Guangzhou Co., Ltd.		25,122	1,042,837	56,020	—	1,315,826	17,964
LG Display Shenzhen Co., Ltd.		427,220	—	—	—	—	—
LG Display Yantai Co., Ltd.		895	345,527	16,653	—	363,168	1,586
LG Display (China) Co., Ltd.		1,325	57,966	994,229	—	—	1,562
LG Display Singapore Pte. Ltd.		1,141,925	—	—	—	—	128
L&T Display Technology (Fujian) Limited		117,993	8,496	4	—	—	179
Nanumnuri Co., Ltd.		238	—	—	—	—	23,671
LG Display Guangzhou Trading Co., Ltd.		450,139	—	—	—	—	—
LG Display Vietnam Haiphong Co., Ltd.		31,514	—	98,918	—	2,609,864	32,327
Suzhou Lehui Display Co., Ltd.		99,047	—	3	—	23,076	28
LG Display High-Tech (China) Co., Ltd.		5,537	—	3,869	—	2,434,753	4,515

	~~W~~	18,420,401	1,880,492	1,174,071	—	8,252,489	120,609

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

30.	Related Parties and Others, Continued

(In millions of won)	2023
				Purchase and others
	Sales and Others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates	~~W~~
WooRee E&L Co., Ltd.		—	—	455	—	—	513
AVATEC Co., Ltd.		—	—	452	—	43,210	11,002
Paju Electric Glass Co., Ltd.		—	15,200	176,831	—	—	4,341
YAS Co., Ltd.		—	—	9,832	9,480	—	5,755
Material Science Co., Ltd.		—	—	—	—	—	179

	~~W~~	—	15,200	187,570	9,480	43,210	21,790

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	211,627	—	12,739	55,956	—	156,490

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

30.	Related Parties and Others, Continued

(In millions of won)	2023
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	47,031	—	—	—	—	270
LG Electronics Vietnam Haiphong Co., Ltd.		434,789	—	—	—	—	967
LG Electronics Reynosa S.A. DE C.V.		29,314	—	—	—	—	810
LG Electronics U.S.A., Inc.		—	—	—	—	—	2,177
LG Electronics RUS, LLC		—	—	—	—	—	2,359
LG Electronics Egypt S.A.E.		20,225	—	—	—	—	46
LG Innotek Co., Ltd.		7,229	—	18	—	—	100,272
P.T. LG Electronics Indonesia		25,520	—	—	—	—	2,231
Others		24,443	—	8	—	—	16,366

	~~W~~	588,551	—	26	—	—	125,498

	~~W~~	19,220,579	1,895,692	1,374,406	65,436	8,295,699	424,387

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

30.	Related Parties and Others, Continued

(In millions of won)	2022
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	13,001,049	—	—	—	—	35
LG Display Japan Co., Ltd.		1,728,731	—	—	—	—	1
LG Display Germany GmbH		1,702,896	—	—	—	—	68,197
LG Display Taiwan Co., Ltd.		2,031,209	—	—	—	—	1,374
LG Display Nanjing Co., Ltd.		67,085	—	4,127	—	1,804,509	23,162
LG Display Shanghai Co., Ltd.		398,982	—	—	—	—	3
LG Display Guangzhou Co., Ltd.		14,286	—	60,547	—	2,052,874	21,585
LG Display Shenzhen Co., Ltd.		843,327	—	—	—	—	—
LG Display Yantai Co., Ltd.		253	—	21,090	—	464,499	2,888
LG Display (China) Co., Ltd.		1,140	115,842	1,702,216	—	—	1,977
LG Display Singapore Pte. Ltd.		1,837,597	—	—	—	—	446
L&T Display Technology (Fujian) Limited		225,062	—	—	—	—	427
Nanumnuri Co., Ltd.		226	2,000	—	—	—	24,898
LG Display Guangzhou Trading Co., Ltd.		567,376	—	—	—	—	—
LG Display Vietnam Haiphong Co., Ltd.		16,078	—	47,696	—	2,592,953	38,647
Suzhou Lehui Display Co., Ltd.		274,509	—	66,463	—	416	26
LG Display High-Tech (China) Co., Ltd.		2,241		6,262	—	2,747,323	3,457

	~~W~~	22,712,047	117,842	1,908,401	—	9,662,574	187,123

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

30.	Related Parties and Others, Continued

(In millions of won)	2022
				Purchase and others
	Sales and Others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates
WooRee E&L Co., Ltd.	~~W~~	—	—	661	—	—	2
AVATEC Co., Ltd.		—	—	58	—	64,492	3,617
Paju Electric Glass Co., Ltd.		—	4,361	245,962	—	—	2,942
YAS Co., Ltd.		—	100	14,291	22,440	—	8,038
Material Science Co., Ltd.		—	—	17	—	—	—

	~~W~~	—	4,461	260,989	22,440	64,492	14,599

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	229,270	—	12,179	289,262	—	126,127

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

30.	Related Parties and Others, Continued

(In millions of won)	2022
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	70,514	—	—	—	—	519
LG Electronics Vietnam Haiphong Co., Ltd.		468,380	—	—	—	—	882
LG Electronics Reynosa S.A. DE C.V.		38,435	—	—	—	—	958
LG Electronics U.S.A., Inc.		—	—	—	—		2,315
LG Electronics RUS, LLC		—	—	—	—	—	273
LG Electronics Egypt S.A.E.		72,055	—	—	—	—	212
LG Innotek Co., Ltd.		27,255	—	49	—	—	79,515
P.T. LG Electronics Indonesia		42,128	—	—	—	—	1,415
Others		37,785	—	58	—	—	19,857

	~~W~~	756,552	—	107	—	—	105,946

	~~W~~	23,697,869	122,303	2,181,676	311,702	9,727,066	433,795

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

30.	Related Parties and Others, Continued

(c) Trade accounts and notes receivable and payable as of December 31, 2023 and 2022 are as follows:

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2023		December 31, 2022	December 31, 2023	December 31, 2022
Subsidiaries
LG Display America, Inc.	~~W~~	1,817,773	1,193,850	4	6
LG Display Japan Co., Ltd.		134,107	142,262	26	—
LG Display Germany GmbH		50,322	20,386	3,234	26,855
LG Display Taiwan Co., Ltd.		60,663	77,003	96	77
LG Display Nanjing Co., Ltd.		2,869	181	1,796,033	1,126,398
LG Display Shanghai Co., Ltd.		241,039	184,266	—	—
LG Display Guangzhou Co., Ltd.		205	302	1,241,145	1,108,647
LG Display Guangzhou Trading Co., Ltd.		287,296	337,114	—	—
LG Display Shenzhen Co., Ltd.		75,709	108,860	—	—
LG Display Yantai Co., Ltd.		1	4	228,364	252,662
LG Display (China) Co., Ltd.		2,452	2,371	451,003	701,819
LG Display Singapore Pte. Ltd.		24,171	43,891	3	3
L&T Display Technology (Fujian) Limited		24,690	22,452	103,501	114,134
Nanumnuri Co., Ltd.		—	—	2,316	2,121
LG Display Vietnam Haiphong Co., Ltd.		23,402	37,050	1,180,951	1,198,073
Suzhou Lehui Display Co., Ltd.		24,829	13,208	2,532	7,600
LG Display High-Tech (China) Co., Ltd.		34,268	32,272	1,730,516	1,106,458

	~~W~~	2,803,796	2,215,472	6,739,724	5,644,853

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

30.	Related Parties and Others, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2023		December 31, 2022	December 31, 2023	December 31, 2022
Associates
WooRee E&L Co., Ltd.	~~W~~	695	878	645	152
AVATEC Co., Ltd.		—	—	4,775	3,756
Paju Electric Glass Co., Ltd.		—	—	56,136	30,431
YAS Co., Ltd.		—	—	7,875	5,827
Material Science Co., Ltd.		—	—	118	—

	~~W~~	695	878	69,549	40,166

Entity that has significant influence over the Company
LG Electronics Inc.(*1)	~~W~~	62,027	67,953	1,044,258	90,225

(*1)	Trades accounts and notes payable and others for LG Electronics Inc. as of December 31, 2023 includes long-term borrowings of ~~W~~1,000,000 million (see note 12.(c))

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

30.	Related Parties and Others, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2023		December 31, 2022	December 31, 2023	December 31, 2022
Subsidiaries of the entity that has significant influence over the Company
LG Innotek Co., Ltd.(*2)	~~W~~	2,521	3,646	211,476	204,067
P.T. LG Electronics Indonesia		3,771	4,524	108	195
LG Electronics Reynosa S.A. DE C.V.		3,814	1,749	109	167
LG Electronics India Pvt. Ltd.		2,013	5,669	35	15
LG Electronics Vietnam Haiphong Co., Ltd.		76,952	50,173	211	53
LG Electronics RUS, LLC		—	—	203	—
LG Electronics Egypt S.A.E		369	2,008	1	—
Others		6,122	3,030	1,811	4,495

	~~W~~	95,562	70,799	213,954	208,992

	~~W~~	2,962,080	2,355,102	8,067,485	5,984,236

(*2)	Including deposits received amount ~~W~~180,000 million from lease agreement

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

30.	Related Parties and Others, Continued

(d)	Details of significant financing transactions with related parties for the year ended December 31, 2023, are as follows:

(In millions of won)
	Company Name	Borrowings		Collection of loans
Entity that has significant influence over the Company	LG Electronics Inc.	~~W~~	1,000,000
Associates	WooRee E&L Co., Ltd			183

The Company entered into a loan agreement with LG Electronics Inc. on March 27, 2023 for a total borrowing amount of ~~W~~1,000,000 million, and received ~~W~~650,000 million on March 30, 2023 and ~~W~~350,000 million on April 20, 2023. The repayment plan is instalment payment for a period of one year, granting grace period of two years, the maturity date is March 30, 2026 (see note 12(c)).

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

30.	Related Parties and Others, Continued

(e)	Conglomerate Transactions

Transactions, trade accounts and notes receivable and payable, and others between the Company and certain companies and their subsidiaries included in LG Group, one of the conglomerates in the Republic of Korea according to the Monopoly Regulation and Fair Trade Act as of and for the years ended December 31, 2023 and 2022 are as follows. These entities are not related parties according to K-IFRS No. 1024, Related Party Disclosures.

(In millions of won)

	2023			December 31, 2023
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG Uplus Corp.	~~W~~	—	2,451	—	206
LG Chem Ltd. and its subsidiaries		252	354,072	18	155,312
D&O Corp. and its subsidiaries		308	434,179	—	69,503
LG Corp.		1,891	51,906	16,261	5,575
LG Management Development Institute		—	40,217	—	543
LG CNS Co., Ltd. and its subsidiaries		—	210,882	—	89,939
HS Ad Inc. (formerly, G2R Inc.) and its subsidiaries (*)		—	19,226	—	5,687
Robostar Co., Ltd.		—	708	—	217

	~~W~~	2,451	1,113,641	16,279	326,982

(*)	G2R Inc. renamed its name as HS Ad Inc. on July 1, 2023.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

30.	Related Parties and Others, Continued

(In millions of won)

	2023			December 31, 2022
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LX International Corp. and its subsidiaries (*1)	~~W~~	180,596	57,629	—	—
LG Uplus Corp.		—	2,604	—	349
LG Chem Ltd. and its subsidiaries		311	354,435	39	61,125
D&O Corp. (formerly, S&I Corp.) and its subsidiaries (*2)		321	727,747	—	195,059
LX Semicon Co., Ltd.(*1)		—	241,683	—	—
LG Corp.		—	60,592	14,979	6,287
LG Management Development Institute		—	34,195	—	524
LG CNS Co., Ltd. and its subsidiaries		16	199,278	17	77,533
G2R Inc. and its subsidiaries		—	39,975	—	11,193
Robostar Co., Ltd.		—	1,258	—	133
LG Household & Health Care Ltd.		—	28	—	—

	~~W~~	181,244	1,719,424	15,035	352,203

(*1)	The separation of LX affiliates was approved by the Fair Trade Commission on June 21, 2022.
(*2)	S&I Corp. renamed its name as D&O Corp. on April 1, 2022.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

30.	Related Parties and Others, Continued

(f)	Key management personnel compensation

Compensation costs of key management for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Short-term benefits	~~W~~	2,291	2,305
Expenses related to the defined benefit plan		355	417

	~~W~~	2,646	2,722

Key management refers to the registered directors who have significant control and responsibilities over the Company’s operations and business.

31.	Supplemental Cash Flow Information

Supplemental cash flow information for the years ended December 31, 2023 and 2022 is as follows:

(In millions of won)
	2023		2022
Non-cash investing and financing activities:
Changes in other accounts payable arising from the purchase of property, plant and equipment	~~W~~	(459,089)	479,486
Changes in other accounts payable arising from the purchase of intangible assets		(25,577)	(101,392)
Recognition of right-of-use assets and lease liabilities		21,568	14,183

32.	Subsequent Event

On December 18, 2023, the Board of Directors of the Company adopted a resolution to approve the Company’s proposed paid-in capital increase (the “Capital Increase”). The Capital Increase will be executed through a share rights offering to the Company’s existing shareholders. Expected date of listing of the new shares in Korea Exchange is March 26, 2024. As of the date of the authorization of these separate financial statements, the total proposed offering amount is expected to be ~~W~~1,431,796 million (142,184,300 common shares, at the price of ~~W~~10,070 per share), which is subject to change upon finalization of the subscription price on March 4, 2024. The expected gross proceeds from the Capital Increase will be used for facility investment, working capital and debt repayment.

Independent Auditors’ Report on Internal Control over Financial Reporting

Based on a Report Originally Issued in Korean

To the Shareholders and Board of Directores of

LG Display Co., Ltd.

Opinion on Internal Control over Financial Reporting

We have audited LG Display Co., Ltd. (the “Company”)’ internal control over financial reporting (“ICFR”) as of December 31, 2023, based on the criteria established in the Conceptual Framework for Designing and Operating ICFR(“ICFR Design and Operation Framework”) issued by the Operating Committee of ICFR in the Republic of Korea(the “ICFR Committee”).

In our opinion, the Company maintained, in all material respects, effective ICFR as of December 31, 2023, based on internal control over financial reporting Design and Operation Framework.

We also have audited, in accordance with Korean Standards on Auditing (“KSAs”), the separate financial statements of the Company, which comprise the separate statements of financial position as of December 31, 2023 and 2022, the separate statements of comprehensive loss, changes in equity, and cash flows for the years then ended, and notes, comprising material accounting policy information and other explanatory information, and our report dated March 7, 2024 expressed an unmodified opinion on those separate financial statements.

Basis for Opinion on Internal Control over Financial Reporting

We conducted our audit in accordance with KSAs. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Internal Control over Financial Reporting section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the ICFR in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of Management and Those Charged with Governance for the Internal Control over Financial Reporting

The Company’s management is responsible for designing, operating, and maintaining effective ICFR, and for its assessment about the effectiveness of ICFR, included in the accompanying Report on the Operation Status of Internal Control over Financial Reporting.

Those charged with governance are responsible for overseeing the Company’s ICFR.

Auditors’ Responsibilities for the Audit of the Internal Control over Financial Reporting

Our responsibility is to express an opinion on the Company’s ICFR based on our audit. We conducted our audit in accordance with KSAs. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective ICFR was maintained in all material respects.

Our audit of ICFR included obtaining an understanding of ICFR, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.

Definition and Limitations of Internal Control over Financial Reporting

A company’s ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of separate financial statements for external purposes in accordance with Korean International Financial Reporting Standards(“K-IFRS”). A company’s ICFR includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of separate financial statements in accordance with K-IFRS and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention, or timely detection and correction of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the separate financial statements.

Because of its inherent limitations, ICFR s may not prevent, or detect and correct material misstatements in the separate financial statements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The engagement partner on the audit resulting in this independent auditors’ report is In Hye Kang.

KPMG Samjong Accounting Corp.

Seoul, Korea

March 7, 2024

This report is effective as of March 7, 2024, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the Company’s internal control over financial reporting. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

Report on the Operation of Internal Control over Financial Reporting

Based on a report originally issued in Korean

To the Shareholders, Board of Directors and Audit Committee of LG Display Co., Ltd.

We, as the Internal Control over Financial Reporting (“ICFR”) Officer and Chief Executive Officer (“CEO”) of LG Display (“the Company”), assessed the effectiveness of the design and operation of the Company’s ICFR as of December 31, 2023.

The Company’s management, including myself, is responsible for designing and operating an ICFR.

We assessed the design and operational effectiveness of the ICFR in the prevention and detection of an error or fraud which may cause a misstatement in the preparation and disclosure of reliable separate financial statements.

We used the ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting’ established by the Operating Committee of Internal Control over Financial Reporting in Korea (the “ICFR Committee”) as the criteria for design and operation of the Company’s ICFR. And, we conducted an evaluation of ICFR based on the ‘Management Guideline for Evaluating and Reporting Effectiveness of Internal Control over Financial Reporting’ established by the ICFR Committee.

Based on our assessment, we concluded that the Company’s ICFR is effectively designed and operated as of December 31, 2023, in all material respects, in accordance with the ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting.

We certify that this report does not contain any untrue statement of a fact, or omit to state a fact necessary to be presented herein. We also certify that this report does not contain or present any statements which might cause material misunderstandings of the readers, and we have reviewed and verified this report with sufficient care.

January 24, 2024

Ho Young Jeong

Chief Executive Officer

Sung Hyun Kim

Internal Control over Financial Reporting Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.

(Registrant)

Date: March 14, 2024	By:	/s/ Suk Heo
(Signature)
	Name:	Suk Heo
	Title:	Director / Head of IR Division